As confidentially submitted to the Securities and Exchange Commission on November 22, 2023

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Yuanbao Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	6411	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building 2, No.8 Beichen West Road,

Chaoyang District, Beijing, 100101,

The People’s Republic of China

+86 10 64849901

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[            ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central, Hong Kong People’s Republic of China +852 3761-3318

Steve Lin, Esq.

Justin You Zhou, Esq.

Kirkland & Ellis International LLP

58th Floor, China World Tower A

No. 1 Jian Guo Men Wai Avenue

Chaoyang District, Beijing 100004

People’s Republic of China

+86 10 5737-9315

Benjamin Su, Esq. Daying Zhang, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong People’s Republic of China +852 2912-2500

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†    The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated    , 2023.

American Depositary Shares

Yuanbao Inc.

Representing      Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Yuanbao Inc. We are offering      ADSs[, and the selling shareholders identified in this prospectus are offering an aggregate of      additional ADSs]. Each ADS represents     of our Class A ordinary shares, par value US$0.0001 per share.

Prior to this offering, there has been no public market for the ADSs or our Class A ordinary shares. We anticipate that the initial public offering price will be between US$     and US$     per ADS. [We will not receive any proceeds from the ADSs sold by the selling shareholders.]

We intend to apply for the listing of the ADSs on [the New York Stock Exchange (“NYSE”)/ the Nasdaq Stock Market (“Nasdaq”)] under the symbol “     .”

Yuanbao Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its wholly-owned mainland China subsidiary and through contractual arrangements with variable interest entity (the “VIE”) and the VIE’s subsidiaries based in mainland China. However, we and our shareholders do not have any equity interests in the VIE due to the current legal restrictions of mainland China on foreign ownership of value-added telecommunication business and qualification requirements on foreign investors in the insurance intermediary business. As a result, we operate a significant portion of our business in mainland China through certain contractual arrangements with the VIE. This structure allows us to be considered the primary beneficiary of the VIE for accounting purposes, which serves the purpose of consolidating the financial results of the VIE in our consolidated financial statements under generally accepted accounting principles in the U.S. For a summary of these contractual arrangements, see “Corporate History and Structure.” The VIE is consolidated for accounting purpose only and Yuanbao Inc. does not own any equity interest in the VIE. Investors in our ADSs are purchasing equity interests in Yuanbao Inc., the Cayman Islands holding company, and are not purchasing, and may never directly hold, equity interests in the VIE. As used in this prospectus, “we,” “us,” “our company,” “our” or “Yuanbao” refers to Yuanbao Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, refers to Yuanbao Inc., its subsidiaries, the VIE and its subsidiaries.

Our corporate structure is subject to risks relating to our contractual arrangements with the VIE and its respective shareholders. Such contractual arrangements have not been tested in any of the courts in mainland China. There may be changes regarding the interpretation and application of current and future laws, regulations and rules of mainland China relating to these contractual arrangements. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant laws, regulations and rules of mainland China or the interpretation thereof change in the future, we could be subject to severe penalties or, as a result, lose our interests in the VIE or forfeit our rights under the contractual arrangements. Yuanbao Inc. and investors in the ADSs may face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect our ability to consolidate the financial results of the VIE and the financial performance of our company as a whole. If we are unable to claim our contractual rights over the assets of the VIE, the ADSs may decline in value or become worthless. If the VIE structure is restricted or disallowed in the future, it would likely result in a material adverse change in our operations and the ADSs may significantly decline in value or become worthless. See “Risk Factors—Risks Related to Our Corporate Structure.”

Our ability to pay dividends, if any, to the shareholders and ADSs investors and to service any debt we may incur will depend upon dividends paid by our mainland China subsidiary. Relevant laws and regulations of mainland China permit the mainland China companies to pay dividends only out of distributable profits, if any, as determined in accordance with mainland China accounting standards and regulations. Our mainland China subsidiary may pay dividends only out of its accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with mainland China accounting standards and regulations; and our mainland China subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. At its discretion, our mainland China subsidiary may allocate a portion of their after-tax profits based on PRC GAAP to discretional funds. Additionally, our mainland China subsidiary and the VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. If we fail to obtain sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. Such laws and regulations would limit our ability to transfer cash between Yuanbao Inc., our mainland China subsidiary, the VIE and their shareholders, or investors.

Under laws of mainland China, Yuanbao Inc. may, via its intermediary holding companies, provide funding to our mainland China subsidiary only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. In 2021 and 2022, transfers of cash were made across our organization through capital contributions, intragroup loans and payments for services provided. In 2021 and 2022, Yuanbao Inc. transferred RMB523.2 million and RMB66.8 million (US$9.7 million) to our mainland China subsidiary, respectively, by way of capital contribution, and our mainland China subsidiary transferred RMB127.0 million and RMB78.2 million (US$11.3 million) to the VIE, respectively, through intra-group loans and payment for services. In 2021 and 2022, the VIE transferred nil and RMB11.9 million (US$1.7 million) to our mainland China subsidiary, respectively, through repayment of loans and payment for services. Apart therefrom, as of the date of this prospectus, no other cash or asset was transferred within our organization. Yuanbao Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Prospectus Summary—Transfer of Funds and Other Assets.” As of the date of this prospectus, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable laws and regulations of mainland China without limitations, subject to satisfaction of applicable government registration and approval requirements.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 enacted on December 29, 2022. The amended HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a “Commission-Identified Issuer” for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For more details, see “Risk Factors—Risks Related to Doing Business in Mainland China—Our ADSs will be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

We face risks and uncertainties associated with being based in or having our operations primarily in mainland China and the evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals and filing procedures on offerings conducted overseas by and foreign investment in mainland China-based issuers, the use of the VIE structure, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be of little or no value. For a detailed description of risks related to doing business in mainland China, please refer to risks disclosed under “Risk Factors—Risks Related to Doing Business in Mainland China.”

[Upon the completion of this offering,                 , our                 , will beneficially own                 of the ordinary shares issued and outstanding and voting power, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result,                 will have the ability to control or exert significant influence over important corporate matters. Immediately following the completion of this offering, we will be a “controlled company” within the meaning of the [NYSE/Nasdaq] rules. See “Principal [and Selling] Shareholders.”]

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 22 for factors you should consider before buying the ADSs.

PRICE US$                 PER ADS

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$
[Proceeds, before expenses, to the selling shareholders	US$	US$	]

(1)	See “Underwriting” for additional information regarding compensation payable by us to the underwriters.

To the extent the underwriters sell more than                 ADSs, the underwriters have a 30-day option to purchase up to an additional                 ADSs from us [and the selling shareholders] at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers on or about                 , 2023.

Goldman Sachs (Asia) L.L.C.	Citigroup	CICC

The date of this prospectus is                 , 2023.

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You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside the United States.

Until                 , 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us dated June 30, 2023 and prepared by Frost & Sullivan Limited, or Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in mainland China. We refer to this report as the “Frost & Sullivan Report.”

Our Mission

Our mission is to protect health and well-being through technology.

Overview

We are a leading technology-driven online insurance distributor in China. We take pride in pioneering the seamless integration of insurance with cutting-edge technologies, and have constructed a highly efficient full consumer service cycle engine. Through this engine, we successfully distribute suitable and high-quality insurance products to millions of insurance consumers. According to Frost & Sullivan, we were the largest independent insurance distributor in China’s personal life and accident & health (A&H) insurance market in terms of first year premiums in 2022.

Our engine enables us to provide customized services for each insurance consumer across personalized recommendation, purchasing, policy management, claim settlements and post-sales services. Built upon a scalable architecture, our engine is equipped with effective predictive capabilities generated from interconnected networks of models. This allows us to continually optimize model outcomes across different media channels, diverse consumer preferences and product depth and breadth. As of December 31, 2022, we had over 3,000 models supporting our operations.

Our engine offers significant value propositions for insurance consumers and insurance carriers. We act as a unique and efficient gateway to distribute customized insurance products underwritten by our partnered insurance carriers. We have robust collaboration with insurance carriers by empowering them to tailor a variety of flagship insurance products, which in turn enables us to attract and retain a vast consumer base and stimulate their demand for insurance products. By accumulating and analyzing more big data, we gain deeper and wider understanding of consumer demands and behavior. Through all this, we are able to fulfill consumers’ evolving needs and enhance insurance carriers’ sales at the same time.

We believe there is substantial untapped market potential for online insurance distribution. According to Frost & Sullivan, the penetration rate of online insurance sales still lags behind the penetration rate of online retail sales. Moreover, the penetration rate of online distribution for personal life and A&H insurance in China, in terms of gross written premium (“GWP”), is anticipated to double over the next five years. Driven by our engine and our market leading position, we are well-positioned to further penetrate this rapidly growing market.

We have achieved both growth and profitability. Our revenue increased by 138.2% from RMB471.0 million in 2021 to RMB1,121.6 million (US$162.6 million) in 2022. We achieved profitability in 2022, the third year since our inception, with net income of RMB18.8 million (US$2.7 million). In addition, we successfully turned around our negative operating cash flow, generating a net cash flow of RMB87.7 million (US$12.7 million) from our operating activities in 2022.

Our Full Consumer Service Cycle Engine

Our full consumer service cycle engine is composed of a deeply integrated and highly scalable model architecture, networks of interconnected models developed specifically for each phase of the service cycle and a suite of systems and tools that improves model outcomes and optimizes consumer experience.

This model architecture serves a few key functions: (i) allow data to flow seamlessly across all phases of the consumer service cycle, (ii) allow similar models to be utilized and strengthened simultaneously at different service phases, (iii) enable model outcomes at each layer or phase to potentially serve as inputs across different service paths for subsequent service phases, and (iv) scale the number and layers of models within each service phase at ease for deeper scenario analysis. As a result, we can continuously train and improve our engine’s predictive precision without compromising our existing architecture.

On top of this architecture, we have developed networks of interconnected models across media, user and product dimensions based on the data we have accumulated. We had developed over 500 media models, over 2,000 user models and over 500 product models as of December 31, 2022. These networks allow us to run large numbers of scenarios from the initial user targeting and acquisition to post-sales services to determine and continuously optimize service paths for each potential consumer. This is run recursively before we spend any ad dollars and at each phase as we gain additional information on each potential consumer.

Our suite of systems and tools is embedded throughout the cycle to improve our model outcomes, as well as consumer experience. These include content databases tailored to specific terms of different products, chatbot that can understand dialects, and software processes for automated review, risk control and claims settlement.

Our consumer service cycle spans across three key phases, targeting and acquisition, conversion and post-sales services.

Targeting and Acquisition

In this phase, we employ a network of models to allocate resources effectively across the most impactful media channels, specifically targeting user traits and behavior. Based on analysis of such user traits and behavior, we generate initial predictions on user demands. Based on different demand predictions, we tailor each potential type of demand with unique advertising content to ensure personalization, enhancing the chance of an individual user becoming intrigued by our content and accessing our platform. We maintain a database of millions of advertising contents, including videos, pictures and texts.

As user time spent shifts across different online platforms, we are able to update our models or develop new networks of media models to ensure that we maintain our reach effectiveness.

Conversion

Once a user is directed to our platform, we can acquire and analyze additional user information, including factual data and behavioral insights. This process allows us to validate our initial predictions and further enhance our recommendations.

At the same time, leveraging the interconnectedness between user models and product models, we can match individual consumers with products across multiple dimensions, including insurance types, insurance terms, carriers, and premiums.

Post-Sales Services

This phase includes multiple functions, including retention, cross-selling recommendations, consumer service and claims processing, among others. Leveraging additional consumer behavior inputs, models in this phase of the process are used to facilitate a number of above functions. This is combined with our suite of systems and tools to maximize the lifetime value of our insurance consumers.

These systems and tools include Digital Intelligent Staff, an industry-leading robotic process automation system and Intelligent Claim Settlement services, which incorporate cutting-edge technologies such as medical knowledge mapping, robot review, and intelligent risk control, to provide consumers with efficient claim settlement experience.

Our Strengths

•	Largest Independent Insurance Distributor Combining Growth and Profitability

•	Deeply Integrated and Scalable Model Architecture

•	Comprehensive and Evolving Model Networks

•	Optimized User Experience Driven by Technological Innovation

•	Experienced Management Team with Serial Entrepreneurial Endeavors, Combining Technology DNA with Insurance Expertise

Our Strategies

•	Enhancing Our Consumer Service Cycle Engine

•	Investing in Technology

•	Extending Our Geographical Reach

•	Expanding Product Offerings

•	Broadening Partnership Network

Summary of Risk Factors

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under the “Risk Factors” section and the other information contained in this prospectus before you decide whether to purchase our ADSs.

Risks Related to Our Business and Industry

•

We have a limited history in providing online insurance distribution and services and have grown rapidly. Our historical operating and financial performance as well as growth rate, however, may not be indicative of our future performance. If we fail to manage our growth or implement our future business strategies effectively, the success of our business may be compromised.

•

We operate in the emerging, rapidly evolving and highly competitive insurance distribution industry, and we may fail to compete successfully against existing or new competitors, which could reduce demand for our products and services, reduce operating margins, and further result in loss of market share, and loss of qualified employees, and also make it difficult to predict our future prospects.

•

Our business is highly regulated, and the administration, interpretation and enforcement of the laws, regulations and regulatory requirements currently applicable to us are evolving and may change from time to time. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may materially and adversely affect our business and prospects.

•

Any failure to obtain, renew or maintain the requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.

•

A significant portion of our revenue generated from insurance distribution and services is contributed by a limited category of insurance products. If we cannot continue to offer these insurance products on our platform for any reason or the popularity of these products declines, and if we cannot be successful in increasing the sales of other insurance products or source, design and develop insurance products catering to the evolving needs of insurance consumers, we may not be able to retain existing insurance consumers or attract new insurance consumers to our online platform, our revenue may decrease, and our results of operations and financial condition may be materially and adversely affected.

•

Our models may not operate properly as we expect or cause the unpredictable errors in insurance product display, recommendation or claims, and our business, financial condition and results of operations may be adversely affected by the evolving political and regulatory framework for technology and machine learning.

•	We recorded net loss in the past, and we may not be able to maintain profitability in the future.

•

Our business, results of operations and financial condition could be materially adversely affected if we continue to rely on a small group of insurance carriers for a substantial portion of our business or if we fail to maintain relationships with our partnered insurance carriers or cooperate with new insurance carriers.

•	Our business is subject to risks related to our partnered insurance carriers’ industry and could be adversely affected if our partnered insurance carriers fail in their business operation.

•

Because the revenue we earn is based on commission rates and service fees set by or negotiated with insurance carriers, any decrease in these commission rates and service fees may have an adverse effect on our results of operation.

Risks Related to Our Corporate Structure

•

There may be changes from time to time regarding the interpretation and application of current and future laws, regulations and rules of mainland China relating to the agreements that establish the VIE structure for our operations in mainland China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and materially and significantly affect our financial condition and results of operations performance. If the PRC government finds such agreements non-compliant with relevant laws, regulations and rules of mainland China, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or, as a result, lose our interests in the VIE.

•	We rely on contractual arrangements with the VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

•	Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

•

The interpretation and implementation of the newly enacted Foreign Investment Law is still evolving and may impact the viability of our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.

•	The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.

•

The contractual arrangements among our WFOE, the VIE and its shareholders may be subject to scrutiny by the mainland China tax authorities and if we or the VIE is deemed as owing additional taxes, it could substantially reduce our consolidated net income and the value of your investment.

•	We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that may increase both our costs and the risk of non-compliance.

Risks Related to Doing Business in Mainland China

•

There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.

•

Changes in economic, political, social conditions or government policies of the countries or jurisdictions in which we operate could have a material adverse effect on our business, results of operations, financial condition.

•

The filing with the CSRC is required in connection with this offering. The approval, filing or other requirements of other mainland China government authorities may be required in connection with this offering and future securities offerings under laws of mainland China.

•

Recent greater oversight by the CAC over data security could materially affect our ability in capital raising activities, which could materially and adversely affect our business and the value of your investment.

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct future inspections over our auditor could deprive our investors with the benefits of such inspections.

•

Our ADSs will be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs and This Offering

•	The trading price of our ADSs may be volatile, which could result in substantial losses to you.

•	Techniques employed by short sellers may drive down the market price of the ADSs.

•

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

•

We are an emerging growth company within the meaning of the Securities Act, and may take advantage of certain reduced reporting requirements. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

•

You are purchasing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiary and VIE that have substantive business operations in mainland China. As a result, certain judgments obtained against us by our shareholders may not be enforceable.

Corporate History

Yuanbao Inc. is an exempted company with limited liability incorporated in the Cayman Islands in December 2019.

In March 2020, we entered into a series of contractual agreements and commenced our operations in mainland China through Yuanbao Kechuang (Beijing) Technology Co., Ltd., or our WFOE, our WFOE’s subsidiary, and Yuanbao Shuke (Beijing) Technology Co., Ltd., or the VIE, and the VIE’s subsidiaries in mainland China.

In June 2020 and December 2021, we successfully obtained the nationwide license to operate our insurance brokerage and agency businesses (collectively, our insurance distribution business).

In order to facilitate offshore financing and listing, we carried out a series of corporate restructuring activities, or the Restructuring, to separate the pre-Restructuring corporate structure into two groups of companies. One group comprises Yuanbao Inc., our WFOE, our WFOE’s subsidiary and the VIE and certain of the VIE’s subsidiaries in mainland China to focus on insurance distribution business. The other group, including other mainland China subsidiaries of the VIE under pre-Restructuring corporate structure, such as Beijing Yixue Niuniu Technology Ltd. and Beijing Lemon Jieyou Technology Development Co., Ltd., primarily focuses on knowledge sharing services. Currently, we operate our business primarily focusing on insurance distribution services.

Contractual Arrangements and Corporate Structure

Yuanbao Inc. is a Cayman Islands holding company and conducts its business operations in mainland China primarily through (i) its wholly-owned mainland China subsidiary, our WFOE, namely, Yuanbao Kechuang (Beijing) Technology Co., Ltd., and our WFOE’s subsidiary, in which we hold equity ownership interests, and (ii) the VIE, namely, Yuanbao Shuke (Beijing) Technology Co., Ltd., with which we have maintained contractual arrangements, and its subsidiaries.

We operate our business this way due to the current legal restrictions of mainland China on foreign ownership of value-added telecommunication business and qualification requirements on foreign investors in the insurance intermediary business. We do not have any equity interests in the VIE. However, the contractual arrangements entered into with the VIE allow us to be considered the primary beneficiary of the VIE for accounting purposes, and to consolidate the financial results of the VIE in our consolidated financial statements under U.S. GAAP. These contractual arrangements include the exclusive business cooperation agreement, exclusive equity option agreement, equity pledge agreement, exclusive asset purchase agreement, shareholder entrustment agreement, power of attorney, spousal consent letter, undertaking letter and loan agreement, as the case may be. For a summary of these contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with the VIE and Its Shareholders.” If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that enable us to direct the activities of the VIE that most significantly impact its economic performance and to receive economic benefits that may be significant to the VIE. Furthermore, if we are unable to maintain such direction, we would not be able to continue to consolidate the financial results of the VIE and its subsidiaries in our financial statements. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors — Risks Related to Our Corporate Structure.” As of the date of this prospectus, such contractual arrangements have not been tested in any of the courts in mainland China.

Our corporate structure is subject to risks relating to our contractual arrangements with the VIE and its respective shareholders. We do not have any equity interests in the VIE which is owned by certain nominee shareholders. As a result, these contractual arrangements may be less effective than direct ownership. There may be changes from time to time regarding the interpretation and application of current and future laws, regulations and rules of mainland China relating to these contractual arrangements. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant laws, regulations and rules of mainland China or the interpretation thereof change in the future, we could be subject to severe penalties or, as a result, lose our interests in the VIE or forfeit our rights under the contractual arrangements. Yuanbao Inc. and investors in the ADSs may face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect our ability to consolidate the financial results of the VIE and the financial performance of our company as a whole. If we are unable to claim our contractual rights over the assets of the VIE, the ADSs may decline in value or become worthless. The PRC government could disallow the VIE structure completely, which would likely result in a material adverse change in our operations and the ADSs may significantly decline in value or become worthless. See “Risk Factors—Risks Related to Our Corporate Structure.”

The following chart illustrates our corporate structure, including our principal subsidiaries, the VIE and its principal subsidiaries, as of the date of this prospectus.

Note:

(1)	Mr. Rui Fang and Beijing Yibao Technology Limited Partnership hold 79% and 21% equity interests in Yuanbao Shuke (Beijing) Technology Co., Ltd., respectively.

Permissions Required from the PRC Authorities for Our Operations and Offerings

Prerequisite Regulatory Licenses, Permits and Approvals

We conduct our business operations in mainland China primarily through our mainland China subsidiary, the VIE and the VIE’s subsidiaries. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this prospectus, our mainland China subsidiary, the VIE and the VIE’s subsidiaries have obtained the requisite licenses, permits and approvals from the mainland China government authorities that are material for the business operations of our holding company, our subsidiaries the VIE and its subsidiaries in mainland China, including, among others, the insurance intermediary license for providing the insurance agency and insurance brokerage business and the value-added telecommunication business operation license for providing online data processing and transaction processing services (only limited to e-commerce business) and information services business (only limited to internet information services). Given that the interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant governmental authorities may change from time to time, we may be required to obtain additional licenses, permits or approvals for our business operations in the future. If any of our mainland China subsidiary, the VIE and the VIE’s subsidiaries is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the requisite licenses, permits and approvals, the relevant mainland China government authorities would have discretion to take action in dealing with such violations or failures. For details of the associated risks, see “Risk Factors—Risks Related to Our Business and Industry—Any failure to obtain, renew or retain the requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”

Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with certain other mainland China government authorities, jointly released the revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the revised Cybersecurity Review Measures, (i) operators of critical information infrastructure, or a CIIO, that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review, and (iii) relevant mainland China government authorities may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. The revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to listing abroad. As of the date of this prospectus, the interpretation and implementation of the revised Cybersecurity Review Measures is subject to change, especially the explanation or interpretation as to how to determine what may “affect national security.”

As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the existing regulations and policies by the CAC regarding the Cybersecurity Review as of the date of this prospectus. However, the interpretation and implementation of existing measures is evolving and subject to change and the mainland China regulatory agencies, including the CAC, may further adopt new laws, regulations, rules, or detailed implementation and interpretation related to the above-mentioned measures, which may have a material adverse impact on this offering and our future capital raising activities.

Overseas Listing

On February 17, 2023, the China Securities and Regulatory Commission, or the CSRC, released the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and several ancillary interpretive guidelines, or collectively, the Overseas Listing Trial Measures, which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, Chinese domestic companies that seek to offer and list shares, depository receipts, convertible corporate bonds, or other equity-like securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Pursuant to the Overseas Listing Trial Measures, we are required to complete the filing procedures with the CSRC in connection with this offering. Specifically, the filing for initial public offering and listing of an issuer conducted overseas should be submitted to the CSRC within three business days after the initial filing of such issuer’s listing application overseas. We cannot assure you that we will be able to complete such filing in a timely manner, to conduct this offering, or to maintain the listing status of our ADSs and/or other securities, or to conduct any overseas securities offerings in the future. For details of the associated risks, see “Risk Factors—Risks Related to Doing Business in Mainland China—The filing with the CSRC is required in connection with this offering. The approval, filing or other requirements of other mainland China government authorities may be required in connection with this offering and future securities offerings under laws of mainland China.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 enacted on December 29, 2022. The amended HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a “Commission-Identified Issuer” for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For more details, see “Risk Factors—Risks Related to Doing Business in Mainland China—Our ADSs will be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Transfer of Funds and Other Assets

We conduct our business operations in mainland China primarily through our mainland China subsidiary and the VIE. Under laws of mainland China, Yuanbao Inc. may, via its intermediary holding companies, provide funding to our mainland China subsidiary only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements.

In 2021 and 2022, transfers of cash were made across our organization through capital contributions, intragroup loans and payments for services provided. In 2021 and 2022, Yuanbao Inc. transferred RMB523.2 million and RMB66.8 million (US$9.7 million) to our mainland China subsidiary, respectively, by way of capital contribution, and our mainland China subsidiary transferred RMB127.0 million and RMB78.2 million (US$11.3 million) to the VIE, respectively, through intra-group loans and payment for services. In 2021 and 2022, the VIE transferred nil and RMB11.9 million (US$1.7 million) to our mainland China subsidiary, respectively, through repayment of loans and payment for services. Apart therefrom, as of the date of this prospectus, no other cash or asset was transferred within our organization. Yuanbao Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Cash Transfers and Dividend Distributions

As of the date of this prospectus, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable laws and regulations of mainland China without limitations, subject to satisfaction of applicable government registration and approval requirements.

In the future, if and when we become profitable, our ability to pay dividends, if any, to our shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our mainland China subsidiary. Under laws and regulations of mainland China, our mainland China subsidiary is subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Yuanbao Inc. In particular, under the current effective laws and regulations of mainland China, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Our mainland China subsidiary is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, our mainland China subsidiary may allocate a portion of their after-tax profits based on PRC GAAP to discretional funds. As a result, our mainland China subsidiary may not have sufficient distributable profits to pay dividends to us in the near future. In addition, if any our subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Yuanbao Inc.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or the SAFE, or its local branches. However, where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or their authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange policies prevent us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. We cannot assure you, in light of the laws, regulations and policies in place, or any amendment to be made from time to time, or new regulations or policies that may be promulgated, that our current or future mainland China subsidiary will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of mainland China. See “Regulation—Regulations Related to Foreign Exchange” for a detailed discussion.

For PRC and United States federal income tax considerations of an investment in the ADSs, see “Taxation.”

Implication of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Controlled Company

Upon the completion of this offering,                will beneficially own                % of our total issued and outstanding ordinary shares, representing                % of our total voting power, assuming that the underwriters do not exercise their option to purchase additional ADSs, or % of our total issued and outstanding ordinary shares, representing                % of our total voting power, assuming that the option to purchase additional ADSs is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the [NYSE/Nasdaq] corporate governance listing standards because                will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/Nasdaq] corporate governance listing standards.

Corporate Information

Our principal executive offices are located at Building 2, No.8 Beichen West Road, Chaoyang District, Beijing, 100101, the People’s Republic of China. Our telephone number at this address is +86 10 64849901. Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbor Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is https://www.yuanbaobaoxian.cn/. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is                , located at                .

Conventions that Apply to This Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” refers to the American depositary receipts that may evidence the ADSs;

•	“ADSs” refers to the American depositary shares, each of which represents ordinary shares;

•	“CAGR” refers to compound annual growth rate;

•

“China” or the “PRC” refers to the People’s Republic of China, and only in the context of describing laws, regulations and other legal or tax matters of mainland China in this prospectus, excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the Taiwan Region;

•	“long-term policy” refers to an insurance policy with a covered tenor that is longer than one year;

•

“preferred shares” refers to our convertible redeemable preferred shares of US$0.0001 par value per share, including series seed convertible redeemable preferred shares of US$0.0001 par value per share, or “series seed preferred shares,” series angel convertible redeemable preferred shares of US$0.0001 par value per share, or “series angel preferred shares,” series B convertible redeemable preferred shares of US$0.0001 par value per share, or “series B preferred shares,” series C1 convertible redeemable preferred shares of US$0.0001 par value per share, or “series C1 preferred shares,” and series C2 convertible redeemable preferred shares, or “series C2 preferred shares.” The preferred shares will automatically convert into our ordinary shares immediately prior to the completion of this offering.

•	“RMB” and “Renminbi” refers to the legal currency of China;

•

“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share, and upon and after the completion of this offering, are to our Class A ordinary shares and Class B ordinary shares, par value              per share;

•	“short-term policy” refers to an insurance policy with a covered tenor that is one year or shorter;

•	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States;

•	“VIE” refers to the variable interest entity, Yuanbao Shuke (Beijing) Technology Co., Ltd.;

•

“we,” “us,” “our company,” “our” or “Yuanbao” refers to Yuanbao Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, the VIE and its respective subsidiaries; and

•	“WFOE” refers to our wholly foreign-owned enterprise, Yuanbao Kechuang (Beijing) Technology Co., Ltd.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of the date of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).]

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares issued and outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

The ADSs	Each ADS represents ordinary shares, par value US$0.0001 per share.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary for cancelation in exchange for the underlying ordinary shares. The depositary will charge you fees for any cancelation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$ million from this offering, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

See “Use of Proceeds” for more information.

Lock-up	We [and each of our officers, directors and existing shareholders, and holders of our outstanding share incentive awards] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of [180] days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

[Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]

Listing	We intend to apply to have the ADSs listed on the [NYSE/Nasdaq] under the symbol “ .” The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2023.

Depositary

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to additional                 ADSs, if any, in connection with the offering.

SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following summary consolidated statement of operations for the years ended December 31, 2021 and 2022, summary consolidated balance sheet data as of December 31, 2021 and 2022, and summary consolidated cash flow data for the years ended December 31, 2021 and 2022 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of the total revenues.

	For the Years Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except percentages, share and per share data)
Summary Consolidated Statements of Comprehensive (Loss)/Income Data
Revenue	470,972	100.0	1,121,637	162,622	100.0
Operating costs and expenses:
Operations and support	(121,848)	(25.9)	(138,555)	(20,089)	(12.4)
Selling and marketing expenses	(632,210)	(134.2)	(776,186)	(112,536)	(69.2)
General and administrative expenses	(65,796)	(14.0)	(80,783)	(11,712)	(7.2)
Research and development expenses	(96,481)	(20.5)	(119,975)	(17,395)	(10.7)

Total operating costs and expenses	(916,335)	(194.6)	(1,115,499)	(161,732)	(99.5)

Other income/(expenses):
Interest income	3,199	0.7	7,055	1,023	0.6
Exchange (loss)/gains	(128)	(0.0)	3,534	512	0.3
Investment income	746	0.2	1,234	179	0.1
Others, net	36	0.0	2,701	392	0.2
(Loss)/income before income taxes	(441,510)	(93.7)	20,662	2,996	1.8

Income tax expense	-	-	(1,910)	(277)	(0.2)
Net (loss)/income	(441,510)	(93.7)	18,752	2,719	1.7
Accretions to preferred shares redemption value	(776,433)	(164.9)	(454,121)	(65,841)	(40.5)
Net loss attributable to the Yuanbao Inc.’s ordinary shareholders	(1,217,943)	(258.6)	(435,369)	(63,123)	(38.8)
Net (loss)/income	(441,510)	(93.7)	18,752	2,719	1.7
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(15,171)	(3.2)	17,591	2,550	1.6
Total other comprehensive (loss)/income	(15,171)	(3.2)	17,591	2,550	1.6

Total comprehensive (loss)/income	(456,681)	(97.0)	36,343	5,269	3.2
Accretions to preferred shares redemption value	(776,433)	(164.9)	(454,121)	(65,841)	(40.5)

Comprehensive loss attributable to the Yuanbao Inc.’s ordinary shareholders	(1,233,114)	(261.8)	(417,778)	(60,572)	(37.2)

The following table presents our summary consolidated balance sheets data as of the dates presented:

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data
Total current assets	716,946	990,575	143,620
Total non-current assets	73,379	86,438	12,532
Total assets	790,325	1,077,013	156,152
Total current liabilities	267,754	472,480	68,503
Total non-current liabilities	16,426	29,988	4,348
Total liabilities	284,180	502,468	72,851
Total mezzanine equity:	2,000,117	2,454,892	355,926
Total shareholders’ deficit:	(1,493,972)	(1,880,347)	(272,625)
Total liabilities, mezzanine equity and shareholders’ deficit	790,325	1,077,013	156,152

The following table presents our summary consolidated cash flow data for the periods presented:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash (used in)/provided by operating activities	(244,989)	87,719	12,718
Net cash used in investing activities	(90,435)	(218,932)	(31,742)
Net cash provided by financing activities	726,366	-	-
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(12,027)	24,840	3,601
Net increase/(decrease) in cash and cash equivalents and restricted cash	378,915	(106,373)	(15,423)
Cash and cash equivalents and restricted cash at beginning of the year	180,017	558,932	81,038
Cash and cash equivalents and restricted cash at end of the year	558,932	452,559	65,615

Financial Information Relating to the VIE

The following tables set forth the summary consolidated statement of operations, summary consolidated balance sheet data and summary consolidated cash flow data for the periods presented or as of the dates indicated of (i) Yuanbao Inc., our Cayman parent holding company, (ii) Yuanbao Kechuang (Beijing) Technology Co., Ltd., or the WFOE, the primary beneficiary of the VIE under U.S. GAAP, and its subsidiary, and (iii) Yuanbao Shuke (Beijing) Technology Co., Ltd., or the VIE, and its subsidiaries, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2021 and 2022. You should read the following tables together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31, 2022
	Yuanbao Inc.	Other subsidiary	WFOE	VIE and VIE’s subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Third-party revenues	—	—	411,897	709,740	—	1,121,637
Inter-company revenues(1)	—	—	38,069	—	(38,069)	—
Operating costs and expenses
Operations and support	—	—	(34,807)	(103,748)	—	(138,555)
Selling and marketing expenses	—	—	(282,068)	(494,118)	—	(776,186)
General and administrative expenses	(325)	(25)	(48,816)	(31,617)	—	(80,783)
Research and development expenses	—	—	(73,277)	(84,767)	38,069	(119,975)
Total operating costs and expenses	(325)	(25)	(438,968)	(714,250)	38,069	(1,115,499)

Loss from subsidiaries(2)	17,093	17,119	(3,628)	—	(30,584)	—
Others, net	1,984	(1)	9,749	2,792	—	14,524
Income tax expense	—	—	—	(1,910)	—	(1,910)
Net (loss)/income	18,752	17,093	17,119	(3,628)	(30,584)	18,752

	For the Year Ended December 31, 2021
	Yuanbao Inc.	Other subsidiary	WFOE	VIE and VIE’s subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Third-party revenues	—	—	170,773	300,199	—	470,972
Inter-company revenues(1)	—	—	—	43,868	(43,868)	—
Operating costs and expenses
Operations and support	—	—	(24,691)	(97,157)	—	(121,848)
Selling and marketing expenses	—	—	(270,876)	(361,334)	—	(632,210)
General and administrative expenses	(689)	(25)	(41,046)	(24,036)	—	(65,796)
Research and development expenses	—	—	(111,772)	(28,577)	43,868	(96,481)
Total operating costs and expenses	(689)	(25)	(448,385)	(511,104)	43,868	(916,335)

Loss from subsidiaries(2)	(440,916)	(440,890)	(166,631)	—	1,048,437	—
Others, net	95	(1)	3,353	406	—	3,853
Income tax expense
Net (loss)/income	(441,510)	(440,916)	(440,890)	(166,631)	1,048,437	(441,510)

	As of December 31, 2022
	Yuanbao Inc.	Other subsidiary	WFOE	VIE and VIE’s subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash and cash equivalents	1,747	18	206,734	234,060	—	442,559
Time deposits	206,849	—	35,537	5,000	—	247,386
Restricted cash	—	—	—	10,000	—	10,000
Short-term investments	—	—	—	25,435	—	25,435
Accounts receivable, net	—	—	145,623	98,043	—	243,666
Prepayments and other current assets	867	—	2,214	18,448	—	21,529
Intangible assets, net	—	—	556	59,491	—	60,047
Amount due from group companies(3)	—	—	235,541	—	(235,541)	—
Investment in subsidiaries(4)	365,382	365,364	—	—	(730,746)	—
Other non-current assets	—	—	3,195	23,196	—	26,391
Total assets	574,845	365,382	629,400	473,673	(966,287)	1,077,013

Current liabilities	300	—	142,275	329,905	—	472,480
Amount due to group companies(3)	—	—	—	235,541	(235,541)	—
Deficit in VIE(4)	—	—	121,253	—	(121,253)	—
Non-current liabilities	—	—	508	29,480	—	29,988
Total liabilities	300	—	264,036	594,926	(356,794)	502,468

Total mezzanine equity	2,454,892	—	—	—	—	2,454,892
Total shareholders’ (deficit)/equity	(1,880,347)	365,382	365,364	(121,253)	(609,493)	(1,880,347)

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	574,845	365,382	629,400	473,673	(966,287)	1,077,013

	As of December 31, 2021
	Yuanbao Inc.	Other subsidiary	WFOE	VIE and VIE’s subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash and cash equivalents	253,919	41	246,367	48,605	—	548,932
Time deposits	—	—	—	35,000	—	35,000
Restricted cash	—	—	—	10,000	—	10,000
Short-term investments	—	—	—	28,468	—	28,468
Accounts receivable, net	—	—	20,800	37,863	—	58,663
Prepayments and other current assets	68	—	12,525	23,290	—	35,883
Intangible assets, net	—	—	140	61,501	—	61,641
Amount due from group companies(3)	—	—	136,929	8,000	(144,929)	—
Investment in subsidiaries(4)	252,486	252,445	—	—	(504,931)	—
Other non-current assets	—	—	4,651	7,087	—	11,738
Total assets	506,473	252,486	421,412	259,814	(649,860)	790,325

Current liabilities	300	—	29,538	237,916	—	267,754
Amount due to group companies(3)	28	—	8,000	136,901	(144,929)	—
Deficit in VIE(4)	—	—	130,576	—	(130,576)	—
Non-current liabilities	—	—	853	15,573	—	16,426
Total liabilities	328	—	168,967	390,390	(275,505)	284,180

Total mezzanine equity	2,000,117	—	—	—	—	2,000,117

Total shareholders’ (deficit)/equity	(1,493,972)	252,486	252,445	(130,576)	(374,355)	(1,493,972)

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	506,473	252,486	421,412	259,814	(649,860)	790,325

	For the Year Ended December 31, 2022
	Yuanbao Inc.	Other subsidiary	WFOE	VIE and VIE’s subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash flows from operating activities:
Net operating cash (paid to)/received from group companies(5)	—	—	(1,104)	1,104	—	—
Net operating cash received from/(paid to) third parties	928	(26)	(6,195)	93,012	—	87,719
Net cash (used in)/provided by operating activities	928	(26)	(7,299)	94,116	—	87,719
Cash flows from investing activities:
Payments for advances to group companies(6)	(67,421)	(66,756)	(65,200)	—	199,377	—
Other investing activities	(206,849)	—	(38,222)	26,139	—	(218,932)
Net cash used in investing activities	(274,270)	(66,756)	(103,422)	26,139	199,377	(218,932)
Cash flows from financing activities:
Receipts of advances repayment from group companies(6)	—	67,421	66,756	65,200	(199,377)	—
Other financing activities	—	—	—	—	—	—
Net cash provided by financing activities	—	67,421	66,756	65,200	(199,377)	—
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	21,170	(662)	4,332	—	—	24,840
Net increase/(decrease) in cash and cash equivalents and restricted cash	(252,172)	(23)	(39,633)	185,455	—	(106,373)
Cash and cash equivalents and restricted cash at beginning of the year	253,919	41	246,367	58,605	—	558,932
Cash and cash equivalents and restricted cash at end of the year	1,747	18	206,734	244,060	—	452,559

	For the Year Ended December 31, 2021
	Yuanbao Inc.	Other subsidiary	WFOE	VIE and VIE’s subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash flows from operating activities:
Net operating cash (paid to)/received from group companies(5)	—	—	(43,000)	43,000	—	—
Net operating cash paid to third parties	(300)	(25)	(209,882)	(34,784)	—	(244,991)
Net cash (used in)/provided by operating activities	(300)	(25)	(252,882)	8,216	—	(244,991)
Cash flows from investing activities:
Payments for advances to group companies(6)	(523,330)	(523,213)	(84,000)	—	1,130,543	—
Other investing activities	—	—	(2,321)	(88,114)	—	(90,435)
Net cash used in investing activities	(523,330)	(523,213)	(86,321)	(88,114)	1,130,543	(90,435)
Cash flows from financing activities:
Receipts of advances repayment from group companies(6)	—	523,330	523,213	84,000	(1,130,543)	—
Other financing activities	726,366	—	—	—	—	726,366
Net cash provided by financing activities	726,366	523,330	523,213	84,000	(1,130,543)	726,366
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(11,856)	(54)	(115)	—	—	(12,025)
Net increase/(decrease) in cash and cash equivalents and restricted cash	190,880	38	183,895	4,102	—	378,915
Cash and cash equivalents and restricted cash at beginning of the year	63,039	3	62,472	54,503	—	180,017
Cash and cash equivalents and restricted cash at end of the year	253,919	41	246,367	58,605	—	558,932

Notes:

(1)

This represents the inter-company service charged among the primary beneficiary of the VIE and the VIE. The cost of the charges is reflected in the “research and development expenses” of the primary beneficiary of the VIE and the VIE. All amounts are eliminated in consolidation.

(2)	This represents the elimination of the investments among Yuanbao Inc., other subsidiaries and the primary beneficiary of the VIE.
(3)	This represents the elimination of inter-company balances among Yuanbao Inc., other subsidiaries, primary beneficiary of the VIE, the VIE and VIE’s subsidiaries.
(4)	This represents the elimination of the investments among Yuanbao Inc., other subsidiaries, primary beneficiary of the VIE, the VIE and VIE’s subsidiaries that we consolidate under U.S. GAAP (ASC 810).
(5)

For the years ended December 31, 2021 and 2022, cash paid by the primary beneficiary of the VIE to the VIE for technical development service fees was RMB43.0 million and RMB1.1 million (US$0.2 million), respectively.

(6)

This represents the investment in and loans to primary beneficiary of the VIE and other subsidiaries by Yuanbao Inc., and inter-company loans among primary beneficiary of the VIE and VIE, and the elimination among them. Yuanbao Inc. transfers cash to other subsidiaries by making capital contributions, and other subsidiaries transfer cash to the primary beneficiary of the VIE by making capital contributions to them. The primary beneficiary of the VIE also has inter-company loans with the VIE as part of our cash management program.

Key Operating Metrics

	For the Year Ended December 31,
	2021	2022
Key Operating Metrics
Number of insurance consumers (in thousands)	3,823.8	4,603.1
Number of new policies (in thousands)	4,551.0	6,467.6
First year premiums (RMB in millions)	4,975.1	8,549.7

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment. In particular, as we are a mainland China-based company incorporated in the Cayman Islands, you should pay special attention to the subsection headed “Risks Related to Doing Business in Mainland China” below.

Risks Related to Our Business and Industry

We have a limited history in providing online insurance distribution and services and have grown rapidly. Our historical operating and financial performance as well as growth rate, however, may not be indicative of our future performance. If we fail to manage our growth or implement our future business strategies effectively, the success of our business may be compromised.

We began to offer online insurance distribution and services in 2020. As such, our limited history under the current business model may not serve as an adequate basis for evaluating our prospect and future operating and financial results, including, among others, our revenue growth, operating cash flows, operating margins, conversion, and repeat purchase rate. We have experienced rapid growth in recent periods. For instance, we have achieved significant growth in terms of the number of insurance consumers and insurance products available on our platform since the inception of our business. Our revenue increased from RMB471.0 million for the year ended December 31, 2021 to RMB1,121.6 million (US$162.6 million) for the year ended December 31, 2022. However, we believe our business model is relatively new and subject to many uncertainties. As a result, there is no assurance that we will be able to maintain our historical growth rates and profitability in future periods. If our growth rates slow down or decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our ADSs could decline.

The online insurance market and the interests and needs of the industry participants have also been evolving rapidly in recent years. We have encountered, and may continue to encounter, risks, challenges and uncertainties associated with operating in the online insurance market, such as expanding the insurance consumer base, improving the diversity of the online insurance products, increasing the number of customized insurance products, ensuring the effectiveness of our sales and marketing efforts, addressing regulatory compliance and uncertainty, engaging and retaining high-quality staff, maintaining our competitive advantages and reputation, increasing our brand recognition, and building and managing reliable and secure IT systems and infrastructure. If we do not manage these risks successfully, our operating and financial results may suffer and differ materially from our historical performance and expectations.

We operate in the emerging, rapidly evolving and highly competitive insurance distribution industry, and we may fail to compete successfully against existing or new competitors, which could reduce demand for our products and services, reduce operating margins, and further result in loss of market share, and loss of qualified employees, and also make it difficult to predict our future prospects.

The insurance distribution industry in mainland China is rapidly evolving and may not develop as we anticipate. This industry is relatively new, and business models of such industry continue to evolve. The regulatory framework governing the insurance distribution industry is also developing and may change and evolve in the near future. In addition, the insurance distribution industry may be affected by, from the issuance carrier side, the close integration with and improvements in online infrastructure and technology, efficient access to insurance consumer base and insights, consumer acquisition costs and the separation of insurance product design and sales, and from the consumer side, by the continued formation of consumers’ online insurance policy purchasing habits, the selection, price and popularity of insurance products and services available on our platform, the demand for convenience, the reliability and security of insurance distribution channels and the online insurance policy buying or claim settlement experience. As our business continues to meet existing consumers’ demand and discover new consumers’ demand, and as market competition continues to evolve, we will introduce new insurance products and services, improve our existing products and services, or adjust and optimize our business model. In response to new regulatory requirements or industry standards and in the process of introducing new products and services, we may impose more rigorous risk management system and policies, which may negatively affect the growth and profitability of our business. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations. Therefore, it is difficult to effectively predict our future prospects.

The risks and challenges we encounter or may encounter in this emerging, dynamic and competitive market may have impacts on our business and prospects. These risks and challenges include our ability to, among other things, grow our insurance consumer base in a cost-efficient manner, develop and launch diversified and distinguishable insurance products and services to effectively address the evolving needs of our insurance consumers, and develop and maintain relationships with customers (including insurance carriers and insurance intermediary institutions). If we fail to educate insurance carriers and consumers about the value of our platform and services, if the online insurance market does not develop as we expect, if we fail to address the needs of our target consumers, or if we are not able to effectively address other risks and challenges that we may encounter, our business and results of operations may be harmed.

Our current or potential competitors include (i) other online independent insurance product and service platforms, (ii) traditional insurance intermediaries, (iii) online direct sales channels of large insurance carriers, (iv) major internet companies that have commenced insurance distribution business and (v) other online insurance technology companies. With the introduction of new market entrants, we expect competition to continue to intensify in the future. Existing or potential competitors may have greater financial, operational, marketing, technological and other resources, better brand recognitions and larger sales and marketing budgets and they may offer more attractive terms of employment, which may lead to the loss of our qualified employees. Our competitors may introduce more attractive products, content and features, or services or solutions with competitive pricing or enhanced performance that we cannot match. Some of our competitors may have more resources to develop or acquire new technologies and react more quickly and effectively to changing requirements of consumers and insurance carriers. In addition, our target insurance consumers, mainland China residents with potential insurance needs, may seek insurance products and services in neighboring insurance markets. We may fail to compete effectively with our competitors and industry participants in neighboring insurance markets, which may reduce demand for our products and services, result in loss of market share, and further result in reduction of operating margins and materially impact our future growth.

Our business is highly regulated, and the administration, interpretation and enforcement of the laws, regulations and regulatory requirements currently applicable to us are evolving and may change from time to time. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may materially and adversely affect our business and prospects.

We operate in a highly regulated industry in mainland China, and the regulatory regime continues to evolve. Before the establishment of the National Administration of Financial Regulation, or the NAFR, the China Banking and Insurance Regulatory Commission, or the CBIRC, has authority to supervise and regulate the insurance industry in mainland China. Pursuant to the Plan for the Institution Reform of the State Council issued by the National People’s Congress on March 10, 2023, CBIRC would be incorporated into the NAFR and would no longer be retained, and the daily regulatory responsibilities of the People’s Bank of China for financial holding companies and other financial groups, as well as the responsibilities for consumer protection in the financial sector, and the investor protection responsibilities of the CSRC are also transferred to the NAFR. On May 18, 2023, the NAFR was officially established as new financial regulator of mainland China. Since the online insurance distribution industry in mainland China has emerged and keeps evolving rapidly, either the former CBIRC, or the NAFR (formed on the basis of the former CBIRC), has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as adjustments and changes of their interpretation and application from time to time.

Further development of applicable regulations in the jurisdictions we operate may impose additional requirements and restrictions on our business and we may need to spend significant time and resources in order to comply with the new or changed regulations, which could trigger significant changes to the competitive landscape of our industry and we may lose some or all of our competitive advantages during this process. We may change the insurance product mix in response to the changing market demands following any change of regulatory requirements. We may adjust, reduce or cease the offering of insurance products and services that used to be popular, as it may be instructed or requested by regulatory authorities, which may adversely affect our results of operations. The attention of our management team could be diverted to the efforts to cope with an evolving regulatory or competitive environment.

According to the Provisions on the Supervision and Administration of Insurance Brokers issued by the China Insurance Regulatory Commission, or the CIRC in February 2018, and the Provisions on the Supervision and Administration of Insurance Agencies issued by the CBIRC in November 2020, the companies engaged in insurance brokerage business or insurance agency business shall conduct such business only in the places where they are registered or their local branches are registered. Additionally, on October 12, 2021, the CBIRC issued the Notice on Further Regulating Matters Concerning Internet Personal Insurance Business, which became effective on the same day. The notice aims to further regulate the operation of internet personal insurance business of insurance carriers and require the internet personal insurance products to be dedicatedly managed by insurance carriers. Pursuant to the notice, internet personal insurance products include accident insurance, health insurance (except nursing insurance), term life insurance, ordinary life insurance with a policy period of more than ten years (except term life insurance) and ordinary annuity insurance with a policy period of more than ten years, and other personal insurance products stipulated by the CBIRC. Internet personal insurance products that do not meet the requirements thereof are prohibited from being offered online, and public display of, or direction to, hyperlinks to the webpages of placing orders on the internet of such internet personal insurance products are prohibited as well. The notice puts forward higher standards for insurance carriers to carry out internet personal insurance business in terms of technical capabilities, online operation capabilities and service capabilities. Moreover, it introduces classification requirements regarding different forms of internet personal insurance business that the insurance carriers can carry out based on different types of insurance products. Insurance intermediaries also need to satisfy the corresponding basic requirements. The notice also provides that consumer service personnel of insurance intermediaries are not allowed to actively conduct marketing activities with regard to internet personal insurance products, and their compensation shall not be linked to the sales results of internet personal insurance products. We have made adjustments to our business operations to comply with the notice. However, we cannot assure you that we can always adjust our business operations to achieve and maintain full compliance, and the regulatory authority may take different views on whether we have fully complied with the notice.

The insurance carriers may adjust their business models and their insurance products available on our platforms may be affected by the regulatory requirements from time to time, which could adversely affect our business, financial condition, results of operations and prospects. We also cannot assure you that our current and future business operations will fully satisfy regulatory requirements applicable to us, or that we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents may be identified. If we fail to do so, our business, financial condition, results of operations and prospects will be materially and adversely affected. In addition, there are uncertainties regarding how the changing laws, regulations and regulatory requirements would apply to our business. The NAFR and its local counterparts have discretion in administration, interpretation and enforcement of these laws, regulations and regulatory requirements, as well as the authority to impose regulatory sanctions on industry participants in accordance with applicable laws and regulations. In certain circumstances it may be difficult to determine which actions or omissions may be deemed to be in violation of applicable laws, regulations or regulatory requirements. If some of our business activities are deemed in violation of applicable laws and regulations, we may be subject to penalties and other regulatory actions and our business operations may be materially and adversely affected. Meanwhile, staying compliant with the restrictions may affect our business scope, limit our product and service offerings, and reduce our attraction to consumers. Furthermore, misconduct of our partnered insurance carriers, user traffic channels or other business partners in violation of any of these laws, regulations or regulatory requirements may subject us to fines, civil or criminal liabilities, being required to modify or terminate part or all of our business operations or even being disqualified from providing services to our partnered insurance carriers or insurance consumers. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.

Moreover, Chinese regulatory authorities may conduct reviews, regulatory inquiries and inspections on our business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. We cannot assure you that we will be able to successfully and fully detect all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where non-compliance incidents may be identified, which may materially and adversely affect our business, financial condition, results of operations and prospects. Furthermore, as we expand our business scope and explore new business initiatives, the business measures we have adopted or may adopt in the future may be challenged under the laws and regulations in the jurisdictions we operate or further subject to the requirements of the relevant local regulators.

Any failure to obtain, renew or maintain the requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.

Our business is subject to governmental supervision and regulation by various mainland China government authorities, and we are required to obtain, renew and maintain applicable approvals, licenses and permits from and make registrations and filings with different mainland China regulatory authorities in order to conduct or expand our business. We have obtained all requisite approvals, licenses and permits material to our business as required by the mainland China regulatory authorities, such as the insurance intermediary license for providing the insurance agency business, insurance brokerage business and the value-added telecommunication business operation license for providing online data processing and transaction processing services (only limited to e-commerce business) and information services business (only limited to internet information services). As of the date of this prospectus, we have not been subject to any material fines or other form of material regulatory or administrative penalties or sanctions due to failure to obtain, renew or maintain any approvals, licenses and permits. However, due to the large number of different service categories we offered, we cannot assure you that the mainland China government authorities will not take a different view or will not require us to obtain any additional approvals, licenses and permits in accordance with applicable laws and regulations for conducting our business in the future. For detailed discussion of certain approvals, licenses and permits relevant to our business, see relevant discussion in the section headed “Regulation” in this prospectus. We cannot assure you that we will be able to maintain existing approvals, licenses and permits or renew any of them when their term expires or make timely registrations or filings. If we are unable to maintain one or more of the existing approvals, licenses, permits, registrations or filings, or obtain such renewals, the operations and prospects of our business could be materially disrupted. As we expand our business scope, we may be required to apply for and obtain additional approvals, licenses and permits, make additional registrations and filings, update our registrations or filings or expand the scope of our approvals, licenses and permits. We cannot assure you that we will be able to meet these requirements in a timely manner, or at all. Furthermore, if we are not able to obtain, renew or maintain such approvals, licenses, permits, registrations and filings, or adjust our business model in a timely manner or at all, the relevant government authorities shall have the power, in accordance with applicable laws and regulations, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on our business. Any of these actions may have a material adverse effect on our business and results of operations.

A significant portion of our revenue generated from insurance distribution and services is contributed by a limited category of insurance products. If we cannot continue to offer these insurance products on our platform for any reason or the popularity of these products declines, and if we cannot be successful in increasing the sales of other insurance products or source, design and develop insurance products catering to the evolving needs of insurance consumers, we may not be able to retain existing insurance consumers or attract new insurance consumers to our online platform, our revenue may decrease, and our results of operations and financial condition may be materially and adversely affected.

We generate a significant portion of our revenue from insurance distribution and services from a limited category of popular insurance products, primarily our short-term insurance products. For the years ended December 31, 2021 and 2022, the first year premiums of our short-term insurance products accounted for approximately 92.1% and 92.6% of our total first year premiums, respectively. We believe such product concentration was partially due to the comprehensive protection coverage, competitive price and reasonable policy terms of such products, also supported by our data analytics and other technologies, making these customized insurance products more attractive than others. Although we plan to continue to diversify our product offerings and therefore generate revenue generated from insurance distribution and services from a wider variety of insurance products, we cannot guarantee you that we will be able to succeed, and that such concentration will decrease. If we cannot continue to offer these popular insurance products for any reason or the popularity of these products decline, our revenue may decrease, and our results of operations and financial condition may be materially and adversely affected.

The insurance products available on our platform can be categorized as short-term insurance and long-term insurance, with short-term insurance currently being the dominant product. Though we have been endeavoring to raise our insurance consumers’ awareness and recognition towards our business and services and making efforts to demonstrate the value and importance of long-term insurance, many insurance consumers on our platform start with purchases of short-term protection products. For the years ended December 31, 2021 and 2022, the first year premiums of long-term insurance products available on our platform accounted for approximately 7.9% and 7.4% of the total first year premiums of insurance products sold on our platform. Our short-term insurance consumers may choose not to purchase long-term insurance policies for a variety of reasons, including but not limited to, their perception of the value and benefits of long-term insurance policies, their financial resources, their risk tolerance, their specific insurance needs, or their satisfaction with our platform and services. Additionally, competition from other insurance providers or platforms, evolving consumer preferences, and changes in the insurance industry and regulatory environment may also impact our ability to convert short-term insurance consumers to long-term insurance consumers. Failure to convert a significant number of short-term insurance consumers to long-term insurance consumers may have an adverse impact on our business, revenue, and financial condition. This could also lead to increased consumer acquisition costs, as we may have to invest more resources in acquiring new insurance consumers to maintain or grow our market share.

Our future growth depends on our ability to continue to attract new insurance consumers and to generate new purchases from existing consumers. We must stay abreast of emerging consumer preferences and product trends that will appeal to existing and potential insurance consumers. Our platform makes personalized recommendations of insurance products to consumers based on their needs, and offers a comprehensive suite of services to ensure a smooth and efficient insurance experience. We also assist partnered insurance carriers in customizing insurance products to meet the evolving needs of insurance consumers. Our ability to provide these products and services is dependent on our insurance expertise, our technology, big data analytics capabilities. However, there is no assurance that certain insurance products and services that we assisted our partnered insurance carriers in designing and developing will cater to the needs of potential or existing insurance consumers, sustain for a period of time that we expect them to, or be welcomed or accepted by the market at all. If insurance consumers cannot find their desired products and services on our platform at attractive prices and terms, or find their experience with us dissatisfactory, they may lose trust in us and turn to other channels for their insurance needs, which in turn may materially and adversely affect our business, financial condition and results of operations.

Our models may not operate properly as we expect or cause the unpredictable errors in insurance product display, recommendation or claims, and our business, financial condition and results of operations may be adversely affected by the evolving political and regulatory framework for technology and machine learning.

We utilize the data gathered from the insurance browsing, searching and applying process to determine how to wisely select or accurately customize the insurance products and services we may launch online, precisely display the product information that our insurance consumers are more likely to care about, in order to attract more potential consumers, and most importantly, with the support of our proprietary algorithms, to match our insurance consumers with the most suitable insurance products and services. The data that we gather through our interactions with our consumers are evaluated and curated by proprietary algorithms. The continuous development, maintenance and operation of our deep-learned backend data analytics engine is expensive and complex, and may involve unforeseen difficulties including material performance problems and undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary algorithms from operating properly. If our data analytics do not function reliably, or if our technology driven consumer service does not function properly, we may introduce incorrect information or provide improper guidance to consumers and they may lose trust in our platform, which potentially damages our marketing and consumer acquisition efficiency and negatively impacts our model precision. Such situations could result in dissatisfaction with us, which could prevent prospective insurance consumers from purchasing new insurance products and services. Any of these eventualities could result in a material and adverse effect on our business, results of operations and financial condition.

The policies and regulatory framework for technology and machine learning are evolving and remain uncertain. It is possible that new laws and regulations will be adopted in mainland China, or existing laws and regulations, including interpretation thereof, may be further amended, that would affect our operation and the way in which we use technology and machine learning. For instance, mainland China government authorities have taken steps to regulate the method and manner that the enterprises may apply when using the algorithms. On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and security assessments of algorithm shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established and classified security management of algorithms shall be promoted. On December 31, 2021, the CAC, the Ministry of Industry and Information Technology of the PRC, or the MIIT, the Ministry of Public Security of PRC, or the MPS, and the State Administration for Market Regulation, or the SAMR, jointly issued Administrative Provisions on Algorithm Recommendation of Internet Information Services, which stipulates that algorithm recommendation service providers shall inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner. The provider of algorithmic recommendation services shall not use the services to (i) engage in any illegal activity which may endanger national security and social public interest, disturb economic and social order, or infringe others’ legitimate rights and interest, or (ii) disseminate any information prohibited by laws or regulations. In addition, the Interim Administrative Measures on Generative AI Services was issued by the CAC and six other government authorities including NDRC on July 10, 2023, and came into effect on August 15, 2023, which imposes compliance requirements for providers of generative AI services. Pursuant to such measures, among others, individuals or organizations that utilize generative AI technology to provide and generate content services, such as text, image, sound or video, shall assume the responsibilities as the producers of such internet information content and shall apply for security assessment and complete the filing formalities of algorithms in accordance with the applicable laws and regulations before providing such generative AI services with opinion attributes or social mobilization capabilities to the public. For more information about the laws and regulations of mainland China relating to algorithms, see “Regulation—Regulation Related to Cybersecurity, Data Security and Privacy Protection.”

Our future success depends on our ability to continue to develop and implement our proprietary AI algorithms, and to maintain the confidentiality of this technology. Changes to existing regulations, their interpretation or implementation, or the introduction of the new laws and regulations, or our failure to comply with such requirements could impede our use of this technology, which could further impair our competitive position and result in a material adverse effect on our business, results of operations, and financial condition.

We recorded net loss in the past, and we may not be able to maintain profitability in the future.

For the year ended December 31, 2021, we recorded a net loss of RMB441.5 million. However, for the year ended December 31, 2022, we achieved a net income of RMB18.8 million (US$2.7 million). We cannot assure you that we will remain profitable in the future. Our operating costs and expenses may increase in the foreseeable future as we continue to grow our business, acquire new consumers and further develop our insurance product and service offerings and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For instance, if we fail to compete successfully with our existing or potential competitors, or if customized insurance products and services available on our platform are not accepted by the market as we expect, we will receive lower-than-expected revenue, and our financial results will be adversely affected. If regulatory authorities promulgate new laws, regulations and regulatory requirements that limit our business operations, especially with regard to our fee or cost model, our results of operations will suffer. As a result of the foregoing and other factors, our net profit margins may decline or we may incur net losses again in the future and may not be able to maintain profitability on a quarterly or annual basis.

Our business, results of operations and financial condition could be materially adversely affected if we continue to rely on a small group of insurance carriers for a substantial portion of our business or if we fail to maintain relationships with our partnered insurance carriers or cooperate with new insurance carriers.

We depend on our cooperation with insurance carriers and our relationship with insurance carriers is crucial to our success. We generate a substantial portion of our revenue from commission fees and service fees paid by insurance carriers. Certain insurance carriers have accounted for a significant portion of our revenue in the past. The revenue generated from the top three customers accounted for 74% and 54% of our total revenue in 2021 and 2022, respectively. While we continually seek to diversify our partnered insurance carriers, there can be no assurance that the insurance carriers concentration will further decrease. Our ability to attract consumers depends on the quantity and quality of insurance products and services available on our platform. Our arrangements with our partnered insurance carriers are typically not exclusive, and they may have similar arrangements with our peers. If insurance carriers are dissatisfied with our services or find us ineffective in enhancing their profitability, they may terminate their relationships with us and decide to cooperate with our peers. Moreover, insurance carriers we work with may develop their own technology capabilities or platform to attract insurance consumers online. If we fail to prove that our technology capabilities or platform could help improve their operating efficiency or profitability or are otherwise valuable to them, our business, financial performance and prospects could be materially and adversely affected.

If we are unable to maintain existing relationships with insurance carriers, or unable to cooperate with new insurance carriers, we may be unable to offer our insurance consumers the convenient and ample online insurance distribution services they expect. This deficiency could reduce our consumers’ confidence in our platform, making us less popular with consumers. As a result, our consumers could cease to use our platform, or use our platform at a decreasing rate. There can be no assurance that we can maintain relationships with our existing partnered insurance carriers on commercially desirable terms.

Our business is subject to risks related to our partnered insurance carriers’ industry and could be adversely affected if our partnered insurance carriers fail in their business operation.

As a technology-empowered online insurance distributor, we have cooperated with insurance carriers to offer insurance products and services to consumers. If insurance carriers experience large or unexpected losses, these carriers may choose to decrease the amount of money they spend with us. Furthermore, if our partnered insurance carriers fail to properly fulfill their obligations under the insurance policies sold on our platform, our insurance consumers may lose faith in our platform. In addition, if insurance carriers cannot or decide not to distribute certain insurance products sold on our platform, our insurance consumers may turn to other insurance purchasing platforms and be reluctant to build up the loyal relationship with us. If our partnered insurance carriers become insolvent, our consumers may not be able to realize the protection expected from the insurance policies, which could negatively affect our reputation and results of operations.

Because the revenue we earn is based on commission rates and service fees set by or negotiated with insurance carriers, any decrease in these commission rates and service fees may have an adverse effect on our results of operation.

We are engaged in insurance distribution and services, and derive revenue primarily from providing insurance distribution and services for insurance carriers. The commission rates and service fees are set by insurance carriers or negotiated between insurance carriers and us and are based on the premiums that the insurance products charge and the service fees are based on the specific services provided to insurance carriers. Commission rates and service fees can change based on the prevailing economic, regulatory, taxation and competitive factors that affect our partnered insurance carriers. These factors, which are not within our control, include the capacity of insurance carriers to place new business, profits of insurance carriers, consumer demand for insurance products and services, the availability of comparable products and services from other insurance carriers at lower costs, and the availability of alternative insurance products and services, such as government benefits and self-insurance plans, to consumers. Because we do not determine, and cannot predict, the timing or extent of the changes in premium or commission rates and service fees, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission rates and service fees may significantly affect our profitability.

Our business, results of operations and financial condition could be materially and adversely affected if we cannot target users and achieve user-to-consumer conversion in an efficient and cost-effective manner.

As a leading technology-driven online insurance distributor in China, our success is dependent on our ability to access the massive base of internet users and convert such users into our insurance consumers. Since the commencement of our business, we have worked closely with third-party user traffic channels, primarily including mainstream social media platforms in China, to promote insurance products available on our platform. Our partnerships with third-party user traffic channels have been key to our consumer acquisition efforts. While we have generally maintained good relationships with these user traffic channels, we cannot assure you that such relationships will not deteriorate or end. If our user traffic channels terminate their cooperation with us, do not renew their agreements with us, or choose to exclusively work with our peers, we may lose potential consumers and our business and results of operations will be negatively affected. In addition, if our user traffic channels lose influence over their traffic or otherwise fail to effectively convert their users to our consumers, our business and results of operations may suffer.

Our user targeting and consumer acquisition strategies have been effective, primarily attributable to the application of our interconnected networks of models. Our models provide us with valuable help and guidance in choosing user traffic channels, targeting specific user groups, tailoring advertising materials, and providing precise product recommendations, among others. If we cannot continue to scale, refine or optimize our interconnected networks of predictive models, we may fail in targeting user groups that are interested in insurance products available on our platform and matching these users with customized insurance products. That will prevent us from maintaining and improving the efficiency and effectiveness of our consumer acquisition strategies. In consequence, our efforts to expand our insurance consumer base may fail and the number of policies distributed on our platform may drop, which could have a material and adverse impact on our business, results of operations, and financial condition.

We have been conscious of cost efficiency in user targeting and consumer acquisition efforts. From 2021 to 2022, while our revenue experienced significant growth, our selling and marketing expenses to revenue ratio decreased markedly. This achievement was largely attributable to our interconnected networks of predictive models, which enable us to analyze numerous user scenarios to determine the optimal advertising and conversion path. Such analysis, in turn, allows us to bid for media exposure through third-party user traffic channels at appropriate prices. If we cannot maintain and enhance the predictive capabilities and precision of our interconnected networks of predictive models, the technology support underpinning our cost efficiency in user targeting and consumer acquisition may no longer be effective. Meanwhile, our cost control of selling and marketing expenses is also impacted by the pricing strategies adopted by third-party user traffic channels. If we cannot continue our cooperation with third-party user traffic channels at commercial favorable terms, we may have to incur much higher selling and marketing expenses.

In addition to our cooperation with third-party user traffic channels, we also intend to develop our proprietary user traffic, such as long-term insurance operation center, to expand our consumer base. If our endeavors in this connect do not deliver results as anticipated, we may have to fall back on third-party user traffic channels for user targeting and consumer acquisition, which could require significant and continuous investment of management attention and financial resources.

Our cooperation with user traffic channels is subject to changes in regulatory requirements.

We currently engage third-party user acquisition channels to attract consumers for the insurance products and services available on our platform. On December 7, 2020, the CBIRC published the Regulatory Measures for Online Insurance Business, or the Online Insurance Measures, which became effective on February 1, 2021, and replaced the Interim Regulatory Measures for Online Insurance Business, promulgated by the predecessor of CBIRC on July 22, 2015. If our cooperation with such user acquisition channels is deemed to be in violation of the Online Insurance Measures, we may be required to modify our business practice, which may result in reduction in our attraction to consumers. The Online Insurance Measures changed regulatory requirements for online insurance business in various aspects. For instance, it sets a higher standard for insurance institutions and online industry participants to improve IT infrastructure and cybersecurity protection. In particular, insurance carriers engaged in online insurance business shall have IT systems that are equipped with the insurance sales or insurance application function, and are certified as Safety Level III Computer Information Systems or above level. It might be costly for us to stay in compliance with the heightened requirements and standards in the Online Insurance Measures. As of the date of this prospectus, we have taken measures to comply with the requirements in the Online Insurance Measures. We, however, cannot assure you that our current business operations or cooperation with user traffic channels will remain fully compliant with the Online Insurance Measures at all times, or we or our cooperated user traffic channels will be able to rectify the non-compliance incidents in a timely manner. Failure of our user traffic channels to comply with relevant regulatory requirements could subject us or the user traffic channels to warnings, fines, confiscation of illegal gains and revocation of licenses.

Our business highly relies on the use of data, including data from external sources. If we cannot access or accumulate sufficient data, if we lose the ability to use such data, or if such data contains gaps or inaccuracies, we may not be able to recommend the insurance products and services most suitable to our insurance consumers and our business could be adversely affected.

We highly rely on the use of data in every step of our business, including market research and assistance to partnered insurance carriers in product customization, recommendation of insurance products and services to insurance consumers, provision of consumer services to promptly answer insurance consumers’ inquiries, risk management and facilitation of claim application and settlement. If we cannot access or accumulate sufficient data, or we are unable to access and use such data, or our access to such data is limited due to various factors, such as data security risk and regulatory restrictions, our ability to accurately evaluate our insurance consumers’ preference in suitable insurance products and services would be compromised. We and insurance carriers may not fully understand consumers’ insurance needs and we may not recommend suitable products and services to our insurance consumers, insurance consumers may lose trust in us and insurance carriers may find recommendation ineffective. As a result, consumers and insurance carriers may lose trust in our platform and consequently be reluctant to continue to use our platform, which may further reduce the amount of data that we can accumulate and use. Any of the foregoing could negatively impact the precision and effectiveness of our technology and data analytics for intelligent marketing and recommendation of insurance products and services.

In addition, such data may be inaccurate or may not accurately reflect the consumers’ behavior pattern and purchase preferences for a variety of reasons, including errors, staleness or incompleteness resulting in inaccurate reporting of such data. If third-party data used to improve our technology or train the model architecture is inaccurate, or access to such third-party data is limited or becomes unavailable to us, the efficacy of our technology and our ability to continue to improve our technology would be adversely affected. Any of the foregoing could adversely affect our services’ credibility and our ability to attract new consumers and insurance carriers and adversely affect our business, financial condition and results of operations.

Our business generates and processes a large amount of data and is subject to Chinese laws and regulations regarding privacy, data protection and cybersecurity. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our consumers from using our online platform.

Our platform stores and processes certain personal and other data provided by insurance consumers, and in order to facilitate our services to insurance consumers, we make certain personal information provided by consumers or third-party data providers, available to insurance carriers with consumer consent to the extent necessary. There are numerous laws and regulations regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in mainland China and numerous foreign jurisdictions. Government authorities in mainland China have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain explicit consumer consent and to establish consumer information protection systems with appropriate remedial measures. See “Regulation — Regulation Related to Cybersecurity, Data Security and Privacy Protection” for a detailed discussion, including, among others, the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress of China, or the SCNPC, in December 2012; the Cybersecurity Law promulgated by the SCNPC in November 2016, which took effect in June 2017; the Civil Code promulgated by National People’s Congress of China in May 2020, which took effect in January 2021; the Data Security Law promulgated by the SCNPC in June 2021, which took effect in September 2021; the Personal Information Protection Law promulgated by the SCNPC in August 2021, which took effect in November 2021. However, the regulatory framework for privacy issues all around the world is currently rapidly evolving and is likely to remain uncertain for the foreseeable future.

We are subject to such laws and regulations regarding privacy, data protection and cybersecurity, as well as the terms of our own privacy policies. Compliance with any existing and additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our consumers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by government authorities or other authorities, damage to our reputation and credibility and could have a negative impact on our profits and performance.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with privacy-related legal obligations or our privacy policies. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. However, we cannot assure that we will always successfully prevent data security breach. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other consumer data, could cause our consumers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of consumer information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may affect our sale of insurance products.

We cannot assure you that our existing privacy and personal protection system and technical measures will be considered sufficient under applicable laws and regulations regarding privacy, data protection and cybersecurity. We could be adversely affected if legislation or regulations in mainland China are expanded to require changes in business practices or privacy policies, or if the government authorities in mainland China interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

Our business model may be replicated by other online insurance intermediaries or product and service platforms, and internet companies and traditional insurance companies aiming to engage in online insurance distribution business.

Our business model, which revolves around the provision of online insurance distribution services, may be subject to replication by various market participants, including other online insurance intermediaries, product and service platforms, as well as internet companies and traditional insurance companies with aspirations to enter the online insurance distribution service sector. This potential for duplication arises from the inherent nature of the internet and digital technologies, which facilitate the rapid dissemination of information and the ability to swiftly adopt successful business models. Consequently, we may face increased competition in the marketplace, as these emerging players seek to capitalize on the growing demand for online insurance distribution services. In such a competitive landscape, it will be imperative for our company to continuously innovate and differentiate our offerings to maintain a competitive edge and preserve our market share. However, we cannot guarantee that our efforts to adapt and evolve will be sufficient to counteract the challenges posed by potential replication of our business model by other industry players.

The sophisticated and innovative technologies we use for the operation of our business are new and require continuous developments and upgrades. We cannot assure you that these technologies will effectively maintain competitive strength and fully support our business.

We regard technology as critical to our ability to provide high-quality products and superior consumer services. Although we have invested substantial resources in developing the sophisticated and innovative technology systems that we use for our daily operations, we must continue to stay abreast of the constantly evolving industry trends and to enhance and improve the functionality and features of our platform and services.

We expect these technologies to support the smooth performance of key functions in our platform, such as recommending suitable insurance products and services to consumers, payment and settlement, and consumer service. To adapt to evolving consumer needs, requirements of insurance carriers, and emerging industry trends, we must continue to develop other new technologies or upgrade existing platform and systems. If our efforts to invest in the development of new technologies or the upgrade of existing technologies are unsuccessful, our business, financial condition and results of operations may be materially and adversely affected.

In addition, the maintenance and processing of data is essential to our data analytical capabilities and the day-to-day operation of our business. Our ability to provide products and services and to conduct day-to-day business operations depend, in part, on our ability to effectively maintain competitive strength of our technologies and make timely and cost-effective enhancement and upgrade to our technology and respond to technological advances and emerging industry standards and practices. Failure to do so could put us at a disadvantage to our peers and cause economic losses. There can be no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or consumer preferences, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected.

We may face disruption to our technology systems and infrastructure and resulting interruptions in the availability of our services.

The satisfactory performance, reliability and availability of our technology systems and infrastructure are critical to our success. We rely on our scalable technology infrastructure and corresponding self-operated internet platforms such as our websites, WeChat official account and mini program connecting our network with those of our consumers. However, our technology systems or infrastructure may not function properly at all times. We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology systems and infrastructure, and consumers may experience service outages and delays in accessing and using our platforms as we seek to source additional capacity. Any of the foregoing may materially affect consumer satisfaction with our platform and our reputation, and further, our business performance, financial position and results of operations.

Our technology systems may also experience telecommunications failures, computer viruses, failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, user errors, or other attempts to harm our technology systems, which may result in the unavailability or slowdown of our platform or other certain functions, delays or errors in transaction processing, loss of data, inability to accept and fulfill consumers request, and thus decrease the attractiveness of our platform. Further, hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business. Any of the foregoing may substantially increase our costs and expenses to maintain or upgrade our technology systems and infrastructure.

In addition, we rely in part upon third-party suppliers, including cloud service provider and payment processing platforms, to operate our platform. We cannot predict whether such third-party suppliers will modify or terminate the cooperation with us, whether additional network capacity will be available from these vendors as we need it, and our network or our suppliers’ networks may be unable to achieve or maintain a sufficiently high capacity of data transmission to allow us to process insurance purchases in a timely manner or effectively download data, especially if our platform traffic increases. We also have little, if any, control over the stability of the services provided by cloud service providers. For instance, there may be instances where these providers’ hardware equipment fails to function well, their machine rooms encounter unexpected disruptions, and/or their softwares provided to us do not work as anticipated. Any system failure, service level reduction or service quality inadequacy that causes an interruption to, or decreases the responsiveness of, our services would impair our revenue-generating capabilities and damage our reputation.

We may be subject to payment processing risk.

We accept a wide variety of payment methods, such as online payments through third-party payment platforms, in order to ensure smooth consumer experience. For certain payment methods, we pay varying transaction fees, which may increase as required by such payment platforms and increase our operating costs and lower our profit margins. We may also be subject to fraud, money laundering and other illegal activities in connection with the various payment methods we accept if we cannot implement risk management measures effectively.

We may be also subject to various regulations, rules and requirements, including but not limited to the rules set by third-party payment platforms or government authorities, governing online payment processing and fund transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept payments through third-party payments platforms from consumers, process electronic fund transfers or facilitate other types of online payments. In addition, if the third-party payment platforms we cooperate with encounter the technical disruption and fail to take timely recovery measures, the online trading process of our insurance products may be affected and we may be further exposed to payment processing risk.

Failure to conduct our branding and marketing activities in a cost-effective manner may materially and adversely affect our business and results of operations.

If we are unable to conduct our branding and marketing activities cost-effectively, our financial condition and results of operations may be materially and adversely affected. We have incurred expenses on a variety of different sales and marketing efforts designed to enhance our brand recognition and increase sales of insurance products on our platform. Our marketing and promotional activities may not be well received by consumers and may not achieve anticipated results. Marketing approaches and tools in insurance market in mainland China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our revenue and profitability.

Any harm to our brand or reputation may materially and adversely affect our business. Negative publicity involving us, our consumers, content on our platform, our partnered insurance carriers and user traffic channels, any other third parties we cooperated with, our shareholders, our management or business model may materially and adversely affect our reputation, business, financial condition, results of operations and prospects.

The brand recognition and reputation of our “Yuanbao” brand and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

Any negative perception and publicity, whether or not justified, involving us, our consumers, content on our platform, our shareholders, our management or business model, such as complaints and rumors in relation to consumer experience, quality of products and services, or false marketing activities, could harm our reputation and reduce the value of our brand. Further, our peers may fabricate complaints or negative publicity about us for the purpose of vicious competition. With the increased use of social network, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively.

We are also subject to negative publicity regarding our partnered insurance carriers, user traffic channels and any other third parties we cooperated with, whose activities are out of our control. Negative public perception on the insurance products and services available on our platform or on the insurance carriers or that insurance carriers on our platform do not provide satisfactory consumer services or accurate information, or isolated consumer complaints against insurance carriers on our platform or with respect to the products and services available on our platform, could undermine the trust and credibility we have established and have a negative impact on our ability to attract new consumers or retain our current consumers. Negative publicity about our user traffic channels and any other third parties we cooperated with may materially affect the effectiveness of marketing activities and further reduce our revenue and profitability.

Our future growth depends on the general acceptance of online distribution of products and services.

The internet, and particularly the mobile internet, has gained increasing popularity in mainland China as a platform for insurance products and services in recent years. However, certain participants in the industry, especially traditional insurance carriers, and many insurance consumers have limited experience in handling insurance products and services online, and some insurance consumers may have doubts about using online platforms. For instance, consumers may not find online content to be reliable sources of insurance product information. Some insurance carriers may not believe online platforms are secure for risk assessment and risk management. Others may not find online platforms effective when promoting and providing their products and services. If we fail to educate the insurance carriers and insurance consumers about the value of our platform and our services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The general acceptance of the internet and particularly the mobile internet as an effective and trusted platform for insurance products and services is also affected by factors beyond our control, including negative publicity and restrictive regulatory measures. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

We may not be able to ensure disclosure of certain information related to insurance products and services is accurate or complete.

Our insurance consumers rely on certain information related to insurance products and services we provide on our platform. While we believe that such information is generally accurate, complete and reliable, and comply with legal and regulatory requirements, there can be no assurance that the accuracy, completeness or reliability of the information can be maintained in the future. If we provide any inaccurate or incomplete information on our platform due to either our own fault or that of insurance carriers, our consumers making the insurance purchase relying on the information may fail to receive the protection they expect and we may be subject to penalty or other regulatory actions. In addition, we are required to provide certain information related to insurance products and services, to the insurance consumers and obtain their explicit consent before they purchase the insurance products and services. However, we may fail to provide those legally required disclosure on our platform to the attention of our consumers. In the event we are penalized by regulatory authorities for failing to provide accurate, complete and/or required insurance product information or obtain consumers’ explicit consent, our reputation could be harmed and we could experience reduced user traffic to our platform, which may adversely affect our business and financial performance.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results.

The Chinese government has adopted regulations governing the distribution of content over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet any content that, among other things, violates local laws and regulations, impairs the national dignity of mainland China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. At the end of 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of illegal and harmful network information content. We have implemented internal control procedures to review in advance the information and content on our websites, WeChat mini program and other platforms to ensure their compliance. However, we cannot assure you that all information or content displayed on, retrieved from or linked to our platforms complies with the requirements of laws and regulations of mainland China at all times. If our platforms found to be violating laws and regulations of mainland China, we may be subject to administrative penalties, including warning and service suspension, which may materially and adversely affect our business and operating results.

Moreover, we may face liability for negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are published on our platform. We may be involved in intellectual property infringement claims or actions from time to time. We may incur significant costs in investigating and defending these claims, which may also materially and adversely affect our business and operating results.

We may be subject to penalties for failure to manage our personnel practiced in insurance intermediary institutions.

The practice of personnel in professional insurance intermediary institutions is strictly regulated under the laws and regulations of mainland China. Personnel who engage in insurance brokerage or agency business in professional insurance intermediary institutions are required to conduct the registration with the insurance intermediary regulatory information system of the CBIRC. Insurance brokerage or agency companies that fail to comply with the regulations for proper engagement, registration or management of such personnel may be subject to warnings, fines and other penalties by regulatory authorities. As of the date of this prospectus, we have complied with such registration requirement for personnel in professional insurance intermediary institutions and have not received any official notice, warning and investigation from the former CBIRC or the NAFR in this regard. We cannot assure you that we will be able to complete the registration for all of our insurance brokerage personnel and/or our insurance agency personnel in a timely manner due to the increasing number of our practiced personnel, or that the relevant regulatory authorities would not retrospectively find deficiency in the registration of these personnel and subject us to penalties. We have implemented policies to ensure our personnel to practice in compliance with the relevant PRC regulations. Nevertheless, there can be no assurance that all of such personnel will not practice outside the scope specified by us, or that such personnel will strictly abide by these policies or take their responsibilities under the applicable laws and regulations in connection with insurance intermediary services, which may subject to fines and other administrative proceedings.

Our business may be negatively impacted if we are exposed to risks of fraudulent consumer behavior and the information that we receive from third parties for consumer verification purpose is inaccurate.

In order to verify the personal information provided by our consumers, we compare the names and identity card numbers we collect with the information from the relevant authorities. However, as credit reporting systems for individuals in mainland China are still developing, there are limited public sources available to us to verify the information of individual consumer, and the relevant individual credit reporting systems may not be able to reflect the actual profiles of these consumers constantly and accurately. Although we have developed our risk management and control procedures and policies and have devoted efforts to verifying the information provided by the consumers before the offering of products or services, the effectiveness of such risk management is conditioned on the accuracy and completeness of the consumer information we obtain. We cannot guarantee the completeness or accuracy of any information we obtain with respect to any particular consumer. If the data and information we rely on are inaccurate or obsolete, we could be exposed to higher risks of fraudulent consumer behavior. As a result, our business and operations could be materially and adversely affected.

We may from time to time be subject to infringement claims relating to intellectual properties of third parties, which could divert our management attention on business.

Companies in the internet and technology industries could be frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of evidence discovery, collection and verification required in connection with intellectual property claims we risk compromising our confidential information during this type of claims. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, results of operations and financial condition.

We may be subject to intellectual property rights claims from time to time. In the event that we need to get additional intellectual property licenses to continue our operations, we cannot assure that we will be able to obtain the licenses timely or on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our peers may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. In addition, we are in the process of registering some of our trademarks. In the event we cannot successfully register these trademarks, we may have to license them or cease using any of these trademarks, or we may be subject to infringement claims.

We have adopted policies and procedures to prohibit our employees from infringing upon third-party intellectual property rights. However, we cannot ensure that they or other third party involved in our product design and development will not, against our policies, use unauthorized copyrighted materials or intellectual property in our platform or via any platform through which we provide products and services. We may incur liability for unauthorized duplication or distribution of materials posted on our online platform. We may from time to time be subject to claims against us alleging our infringement of third-party intellectual property rights in the future. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources, which in turn could adversely affect our business, results of operations and financial condition.

Failure to protect or enforce our intellectual property rights could harm our business, results of operations and financial condition.

Our success is dependent in part on protecting our intellectual property rights and technology, such as source code, information, data, processes and other forms of information, knowhow and technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our intellectual property. However, there are steps that we have not yet taken to protect our intellectual property. Additionally, the steps that we have already taken to protect our intellectual property may not be sufficient or effective. Even if we do detect violations, we may need to engage in complicated procedures, such as complaint and legal proceedings, to enforce our rights.

While we take precautions designed to protect our intellectual property, it may still be possible for our peers and other unauthorized third parties to copy our technology and use our proprietary brand, content and information to create or enhance competing solutions and services, which could adversely affect our competitive position in our rapidly evolving and highly competitive industry. We enter into confidentiality agreements with our employees, which contain invention assignment clauses, and also enter into confidentiality arrangements with our consultants, third-party providers and strategic partners. We cannot assure you that these agreements or arrangements will be effective in controlling access to, and use and distribution of, our platform and proprietary information. Further, these agreements or arrangements do not prevent our peers from independently developing technologies that are substantially equivalent or superior to our offerings.

We have filed, and may continue in the future to file, applications to protect certain of our innovations and intellectual property. We do not know whether any of our applications will result in the issuance of a patent, trademark or copyright, as applicable, or whether the examination process will require us to narrow our claims. In addition, we may not receive competitive advantages from the rights granted under our intellectual property. Our existing intellectual property, and any intellectual property granted to us or that we otherwise acquire in the future, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing our rights to our intellectual property. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty. In addition, given the costs, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact our business.

Although we take measures to protect our intellectual property, if we are unable to prevent the unauthorized use or exploitation of our intellectual property, the value of our brand, content, and other intangible assets may be diminished, our peers may be able to more effectively mimic our service and methods of operations, the perception of our business and service to consumers and potential consumers may become confused, and our ability to attract consumers may be adversely affected. Any inability or failure to protect our intellectual property could adversely impact our business, results of operations and financial condition.

Regulatory actions, legal proceedings and complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.

We may from time to time be involved in disputes with various parties involved in the development and offering of insurance products and services, or receive complaints, even after we dispose certain lines of business. Along with growth and expansion of our business, we may be involved in litigations, regulatory proceedings, arbitrations and other disputes arising outside the ordinary course of our business. Such litigations, arbitrations and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage to us and our management, as well as legal proceedings against our directors, officers or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Therefore, our reserves for such matters may be inadequate. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm, or we may be unable to enforce the prevailing judgment.

If insurance carriers, user traffic channels, other business partners, cooperated personnel or other ecosystem participants engage in any misconduct or cause errors to occur in our operation, our business could be materially and adversely affected.

We are exposed to the risk of misconduct by partnered insurance carriers, third-party user traffic channels, cooperated personnel or other ecosystem participants and/or other business partners to interact with consumers and provide various products and services. Misconduct could include, among others, making misrepresentations when marketing insurance products and services to consumers, hiding or falsifying material information in relation to insurance contracts, failing to disclose legally required information to consumers, colluding with applicants, insureds, or beneficiaries to fraudulently obtain insurance compensation or otherwise not complying with laws and regulations or our internal policies or procedures. Any of the aforementioned misconducts by parties we cooperate with may cause potential liabilities on us, and further subject us to regulatory actions and penalties. If any third parties that are important to our operations are sanctioned by regulatory actions, our business operations will be disrupted or otherwise negatively affected.

We may fail to maintain the capability and accuracy in actuarial analysis.

Leveraging our deep understanding of consumer needs and our actuarial capabilities, we assist some insurance carriers with designing new insurance products. The proper functioning of our actuarial and statistical analysis, products pricing suggestion, risk management, financial control, accounting, user database, user service and other data processing systems is highly critical to our business and our ability to compete effectively. We rely on our dedicated talents with actuarial expertise to conduct actuarial analysis, and we rely on our research and development team to enhance our data capabilities to perform pricing modeling. We cannot guarantee you that we will maintain our capability and accuracy in actuarial analysis or successfully retain our employees with actuarial expertise or to hire new ones.

Our current risk management system may not be able to exhaustively identify or mitigate all risks to which we are exposed.

We have established risk management, quality control and internal control systems, consisting of policies and procedures that we believe are appropriate for our business. However, the implementation of such policies and procedures may involve human error and mistakes. Moreover, we may be exposed to fraud or other misconduct committed by our employees, or third parties, including but not limited to our consumers and business partners, or other events that are out of our control. Any illegal, fraudulent or collusive activity by our employees or third parties could damage our brand and reputation and have an adverse impact on our business.

Our leases may face challenges from government authorities, property owners or other third parties, and we may fail to renew our current leases on reasonable terms, which could adversely affect our business.

We primarily lease properties for our offices. Under PRC law, all property lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this prospectus, certain lease agreements for our leased properties in mainland China have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines. As of the date of this prospectus, we have not been subject to any administrative fines or sanctions in this regard, nor have we received any rectification orders. However, there can be no assurance that relevant authorities will not in future implement measures to request us to register our leases in accordance with applicable laws and regulations. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors. In addition, the actual uses of some of our leased properties are inconsistent with the planned use indicated on the ownership certificates of such properties, and some of our leased properties were mortgaged before we entered into the lease agreements with the lessors. If relevant government authorities require the lessor to correct such inconsistency or request land resumption in accordance with applicable laws and regulations, or if the mortgagees exercise their mortgage rights, we may be unable to continue to lease such properties and as a result we may be required to relocate the properties and incur additional expenses relating to such relocation.

We may not be able to successfully extend, renew or relocate current leases upon expiration of the current term on commercially reasonable terms or at all. In addition, we may compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend, renew or relocate our leases, rental payments may significantly increase as a result of the high demand for the leased properties. To the extent we need to terminate the lease and relocate prior to the expiration of the lease term, we may face termination fees or be liable for breach of contracts. We cannot assure you that we are able to locate desirable alternative sites for our current leased properties as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

The insurance coverage over our business and operation may not be adequate, which could expose us to significant costs and business disruption.

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees pursuant to applicable laws. As we operate primarily online, we do not maintain property insurance policies covering users, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to recruit, train and retain talent, our business could be materially and adversely affected.

We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Global competition for personnel with expertise in insurance, sales and marketing, technology and risk management is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to our peers who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve consumers and business partners could diminish, resulting in a material adverse effect to our business.

Our success depends on the continued efforts of our senior management and key employees.

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our founder and chief executive officer, Rui Fang, and other management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted and our prospects could suffer. In addition, although we have entered into confidentiality or non-competition agreements with our management, there is no assurance that our management members would not join our peers or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses to enforce such agreements or we may not be able to enforce them at all.

We may fail to successfully make necessary or desirable strategic alliance, acquisition or investment, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

We may pursue selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us further expand our online insurance distribution service offerings and improve our technology system. However, we cannot guarantee that we could successfully make such necessary or desirable strategic alliance, acquisition or investment.

Even though we may enter into selected strategic alliances and potential strategic acquisitions, we may not be able to achieve the benefits we expect and these strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

Provided suitable opportunities, we may consider strategic alliances and investments in the future. Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing insurance business, which in turn could have an adverse effect on our growth and business operations. Acquired businesses or assets may not generate expected financial results immediately, or at all, and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Operating and growing our business may require additional capital, and if capital is not available to us or on favorable terms, our business, operating results and financial condition may suffer.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for the foreseeable future. However, we may intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to develop new products and services, enhance our existing products, services and operating infrastructure, and potentially to acquire complementary businesses and technologies. Accordingly, we may require additional capital to operate, grow and compete, and failure to obtain such additional capital could limit our operations and our growth.

We may need to raise additional funds through private or public equity and/or debt financing. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If additional capital is either unavailable or cost prohibitive, our operations and growth may be limited, and we may need to change our business strategy to slow the rate of, or eliminate, our expansion or to reduce or curtail our operations. We cannot assure that additional financing will be available to us on acceptable terms or at all.

Also, if debt financing were available, such financing may require us to post collateral in favor of the relevant lenders or subject us to additional requirements or restrictions on our business and financial position. Such restrictions may adversely affect our operations and ability to grow our business as intended. A breach of the relevant covenants or other contractual obligations contained in any of our current or future external financing agreements may trigger immediate prepayment obligations or may allow the relevant lenders to seize collateral posted by us, all of which may adversely affect our business. In addition, if we raise capital through debt financing on unfavorable terms, this could adversely affect our operational flexibility and profitability. An inability to obtain capital on economically acceptable terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and our business and operating results may be adversely affected.

Prior to this offering, we have been a private company with limited reporting and accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is our lack of sufficient accounting and financial reporting personnel with appropriate knowledge to properly account for equity related transactions in accordance with U.S. GAAP. We are in the process of implementing a number of measures to address the material weakness that has been identified. For more details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures will fully address the material weakness in our internal control over financial reporting or that we may conclude that it has been fully remediated.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of such Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if we conclude that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and similar laws and regulations, which require us to be more cautious about the compliance with such law or regulations. We may have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. Such interactions could subject us to an increased level of compliance-related concerns. We have implemented policies and procedures designed to ensure compliance by us and our officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible. Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation.

We have granted and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted our 2020 Share Option Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under our 2020 Share Option Plan, we are authorized to grant options and other types of awards as determined by the plan administrator. We believe the granting of share-based compensation is important to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may be exposed to risks that could significantly disrupt our operations, such as those associated with natural disasters, health epidemics and other outbreaks.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the world. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide products, services and solutions. In recent years, there have been outbreaks of epidemics globally, such as COVID-19, H1N1 flu, avian flu or another epidemic. The COVID-19 pandemic is an example of a recent event that has caused significant disruptions to the global economy. To combat the spread of the virus, we took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, and canceling business meetings and travels. However, our business and operations were not materially impacted by COVID-19. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are uncertain and unpredictable.

Our business operations could be disrupted by any of these epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the global economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments could have a material adverse effect on our business operations. Such outbreaks could significantly impact the insurance industry, which could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarters are located in Beijing, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Beijing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruption, which may materially and adversely affect our business, financial condition and results of operations.

Our business and financial condition could be materially and adversely affected by a severe or prolonged downturn in the global economy.

General economic factors and conditions worldwide, including inflation and unemployment rate, may affect consumers’ willingness to spend. The global macroeconomic environment has faced numerous challenges, including the end of quantitative easing and start of interest rate hike by the U.S. Federal Reserve, the economic slowdown or periods of recession in the United States, Europe and other economies. Sustained tension between certain major countries in the world over trade policies could significantly undermine the stability of the global economy. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility in oil and other markets, and over the expansion of terrorist activities into Europe and other regions.

China’s economy conditions are closely connected with the global economy and prone to changes in domestic economic and political policies. Currently, our business and operations are based in mainland China and all of our revenue is derived from our operations in mainland China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and the development of insurance industry in mainland China. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.

Adverse developments affecting the financial services industry could adversely affect our current and projected business operations, our financial condition and results of operations.

Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. The Department of the Treasury, the Federal Reserve and the FDIC released a statement that indicated that all depositors of SVB and Signature Bank would have access to all of their funds, including funds held in uninsured deposit accounts, after only one business day of closure.

We do not hold cash deposits at SVB or Signature Bank. Also, we do not hold securities at SVB or Signature Bank and have not experienced any adverse impact to our liquidity or to our current and projected business operations, financial condition or results of operations. However, uncertainty remains over liquidity concerns in the broader financial services industry, and our business, our business partners, or industry as a whole may be adversely impacted in ways that we cannot predict at this time.

Although we assess our banking relationships as we believe necessary or appropriate, our access to cash in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the financial institutions with which we have banking relationships, and in turn, us. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could also include factors involving financial markets or the financial services industry generally. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets; or termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, widespread investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, our partnered insurance carriers or other business partners could be adversely affected by any of the liquidity or other risks that are described above as factors, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. Any business partner bankruptcy or insolvency, or any breach or default by a business partner, or the loss of any significant business partner relationships, could result in material adverse impacts on our current and projected business operations, our financial condition and results of operations.

Risks Related to Our Corporate Structure

There may be changes from time to time regarding the interpretation and application of current and future laws, regulations and rules of mainland China relating to the agreements that establish the VIE structure for our operations in mainland China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and materially and significantly affect our financial condition and results of operations performance. If the PRC government finds such agreements non-compliant with relevant laws, regulations and rules of mainland China, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or, as a result, lose our interests in the VIE.

Due to mainland China legal restrictions on foreign ownership of value-added telecommunication business and qualification requirements on foreign investors in the insurance intermediary business, we rely on certain contractual arrangements with the VIE and its shareholders to conduct substantially all of our operations in mainland China. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), which was promulgated on December 27, 2021, and implemented on January 1, 2022. In addition, our wholly-owned mainland China subsidiary is not eligible to provide insurance brokerage services or insurance agency services in mainland China under the laws of mainland China.

We are an exempted company incorporated in the Cayman Islands. Yuanbao Kechuang (Beijing) Technology Co., Ltd., or our WFOE, is considered a foreign-invested enterprise. To comply with laws and regulations of mainland China, we currently conduct our business in mainland China through Yuanbao Shuke (Beijing) Technology Co., Ltd., or the VIE, and its subsidiaries in mainland China, based on the contractual arrangements entered into by and among our WFOE and the VIE. Our contractual arrangements allow us to be considered the primary beneficiary of the VIE for accounting purposes. We have been and expect to continue to be dependent on the VIE to operate our business in mainland China. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE for accounting purposes, and consolidate their financial results under U.S. GAAP. See “Corporate History and Structure—Contractual Arrangements with the VIE and Its Shareholders” for details.

As advised by our PRC counsel, subject to the risks as disclosed in “Risk Factors—Risks Related to Our Corporate Structure,” the ownership structure of the VIE and each of the contractual arrangements are not in violation of any expressed and mandatory provisions of existing laws of mainland China, regulations and rules, and these contractual arrangements are valid and binding on the parties thereto in accordance with their terms and applicable laws and regulations of mainland China currently in effect. However, we have been further advised by our PRC counsel that there may be changes regarding the interpretation and application of current or future laws and regulations of mainland China. Thus, the PRC government may ultimately take a view contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the relevant government authorities can take actions in dealing with such violation, including, without limitation:

•	revoking the business and operating licenses of our company;

•	shutting down our servers, blocking our system, discontinuing or restricting any related-party transactions between our group and the VIE;

•	imposing fines and penalties, confiscating the income from our company, or imposing additional requirements for our operations which we may not be able to comply with;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the share pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exercise our contractual rights over the VIE and their assets and operations;

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in mainland China, particularly the expansion of our business through strategic acquisitions;

•	restricting the use of financing sources by us or the VIE or otherwise restricting our or their ability to conduct business; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

On February 17, 2023, the CSRC released the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and several supporting guidelines, collectively the Overseas Listing Filing Rules, which became effective on March 31, 2023. At the press conference held for the Overseas Listing Filing Rules, officials from CSRC clarified that, as for companies seeking overseas listings with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listings of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If we fail to complete the filing with the CSRC in a timely manner or at all, for this offering or any future financing activities, which are subject to the filings under the Overseas Listing Filing Rules, due to our contractual arrangements, our ability to raise or utilize funds could be adversely affected, and we may even need to restructure our business operations to complete the filings. However, given that the Overseas Listing Filing Rules were recently promulgated, there may be changes as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

Any of these events could materially and adversely affect our business operations, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new laws, regulations and rules of mainland China may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If occurrences of any of these events results in our inability to direct the activities of the VIE in mainland China, our failure to receive the economic benefits from the VIE and/or our inability to claim our contractual rights over the assets of the VIE that conduct substantially all of our operations in mainland China, we may not be able to consolidate their financial results in accordance with U.S. GAAP, which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

We rely on contractual arrangements with the VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on a series of contractual arrangements with the VIE and its shareholders to control and operate business of the VIE. These contractual arrangements are intended to enable us to direct the activities of the VIE that most significantly impact its economic performance and allow us to have the right to receive economic benefits that may be significant to the VIE. See “Corporate History and Structure — Contractual Arrangements with the VIE and Its Shareholders” for more details about these contractual arrangements. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations set forth in the agreements under the contractual arrangements. If we had equity ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under the law of mainland China for breach of contract in the event that the VIE and its shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as equity ownership in providing us with control over the VIE.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Although we have been advised by our PRC counsel, Han Kun Law Offices, that the agreements among our WFOE, the VIE and its shareholders governed by laws of mainland China are valid and binding on the parties thereto in accordance with their respective terms. However, we have been further advised by our PRC counsel that there may be changes regarding the interpretation and application of current or future laws and regulations of mainland China. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. These contractual arrangements are governed by and interpreted in accordance with laws of mainland China, and disputes arising from these contractual arrangements will be resolved through arbitration in mainland China. However, it may be difficult to predict the outcome of arbitration proceedings. There are limited precedents as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under laws of mainland China. The ultimate outcome of arbitration may be unpredictable should legal action become necessary. In addition, our PRC counsel has advised that the arbitration may not grant such injunctive relief or order the winding-up of the VIE pursuant to current laws of mainland China, and that interim remedies or enforcement orders granted by overseas courts such as those of the U.S. and the Cayman Islands may not be recognizable in other countries including China or enforceable under the local laws. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in mainland China courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may lose the rights to direct the activities of the VIE or the right to receive its economic benefits that may be significant to the VIE. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

The interpretation and implementation of the newly enacted Foreign Investment Law is still evolving and may impact the viability of our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.

The National People’s Congress approved the PRC Foreign Investment Law, or the FIL on March 15, 2019, effective from January 1, 2020, and the State Council approved the Implementation Rules to the Foreign Investment Law, or the Implementation Regulations on December 26, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued a judicial interpretation on the FIL in December 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the FIL. The judicial interpretation clarifies the issues regarding the validity of the investment contract violating the restrictive or prohibitive requirements in the negative list. According to the judicial interpretation, courts in mainland China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Negative List as void or invalid because the contracts have not been approved or registered by administrative authorities. However, since mainland China judicial and administrative authorities have discretion in interpreting and implementing statutory and contractual terms, any unfavorable outcome of a judicial or administrative proceeding towards our contractual rights could adversely affect our business and our ability to continue our operations. The FIL and Implementation Regulations embody an expected regulatory trend in mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, its interpretation and implementation is evolving and may change, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in a material adverse effect on us.

The FIL removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by the MOFCOM. However, the FIL has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in mainland China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the State Council may in the future promulgate laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” and our contractual arrangements may be subject to and be deemed to violate the market entry requirements in mainland China. The “variable interest entity” structure, or the VIE structure, has been adopted by many mainland China-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in mainland China. See “Corporate History and Structure—Contractual Arrangements with the VIE and Its Shareholders.”

In addition, the FIL further specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. Furthermore, the Negative List (2021) provides that, the relevant authorities, in the course of performing their duties pursuant to the law, shall not process matters such as applications for a permit, enterprise registration or other related matters for a proposed investment by a foreign investor which falls within any field set out in the Negative List but does not comply with the requirements thereof; and where approval for a fixed asset investment project is involved, shall not process the related approval matters. According to the Negative List (2021), foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers). We rely on certain contractual arrangements with the VIE and its shareholders to conduct substantially all of our operations in mainland China. It is uncertain whether other business we conduct will be subject to the foreign investment restrictions or prohibitions under the then updated “negative list” to be issued. If the then updated “negative list” or the interpretation and implementation of FIL requires companies with existing VIE structure like us to take further actions, we will face uncertainties as to whether any clearance from the relevant government authorities can be timely obtained, or at all. If our contractual arrangements with the VIE are deemed as foreign investment in the future and any business of the VIE is restricted from foreign investment under the then-effective Negative List, we may be deemed to be in violation of the FIL, the contractual arrangements that enable us to direct the activities of the VIE that most significantly impact its economic performance and to have the right to receive economic benefits that may be significant to the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our corporate structure and our business operations.

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our contractual rights over the VIE and receive economic benefits from them. For instance, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any shareholder will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with the shareholder to purchase equity interests in the VIE, to the extent permitted under the law of mainland China. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

The contractual arrangements among our WFOE, the VIE and its shareholders may be subject to scrutiny by the mainland China tax authorities and if we or the VIE is deemed as owing additional taxes, it could substantially reduce our consolidated net income and the value of your investment.

Pursuant to applicable laws and regulations of mainland China, arrangements and transactions among related parties may be subject to challenge by mainland China tax authorities in accordance with applicable laws and regulations. We may be subject to adverse tax consequences if the mainland China tax authorities determine that the contractual arrangements among our WFOE, the VIE and its shareholders are not on an arm’s-length basis and therefore constitute favorable transfer pricing. As a result, the mainland China tax authorities could require that the VIE adjust their taxable income upward for mainland China tax purposes. Such an adjustment could increase the VIE’s tax expenses without reducing the tax expenses of our WFOE, subject the VIE to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment our WFOE may have. As a result, our consolidated results of operations may be adversely affected.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that may increase both our costs and the risk of non-compliance.

We are subject to rules and regulations by various regulatory authorities in mainland China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

If our mainland China subsidiary or the VIE becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy some of our key assets, which could reduce the size of our operations and materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

The VIE holds assets that are material to our business operations. Under our contractual arrangements, the shareholders of the VIE may not voluntarily liquidate the VIE or approve the VIE to engage in any transaction that may affect the VIE’s assets, business, rights of operations or income in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIE, or the VIE declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in Mainland China

There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.

We conduct our business through our WFOE, our WFOE’s subsidiary, the VIE and its subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. The legal system of mainland China is based on written statutes. Although court decisions may be cited for reference, they may have limited precedent value in certain areas. Many laws, regulations and legal requirements are relatively new and may change from time to time. The PRC legal system is evolving quickly. Uncertainties may arise in the interpretation and enforcement of relevant laws and regulations. New laws and regulations may be promulgated and existing laws and regulations, as well as the interpretation and enforcement thereof, may change quickly. Laws and regulations concerning our industry and operations may continue to develop and change from time to time. Although we take measures to comply with the laws and regulations applicable to our business, there is no assurance that we will always be able to comply with new laws and regulations in a timely manner.

From time to time, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, administrative and court proceedings may be protracted, resulting in substantial costs and diversion of our resources and management attention, and we cannot predict the outcome of administrative and court proceedings. Since administrative and court authorities retain discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of administrative and court proceedings and the level of legal protection that we may enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

The PRC government has oversight and discretion over the conduct of our business, and government measures taken against our operations could result in a material adverse change in our operation and/or the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could also cause the value of our securities to significantly decline or, in extreme cases, become worthless. Also, the PRC government has exerted more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Changes in economic, political, social conditions or government policies of the countries or jurisdictions in which we operate could have a material adverse effect on our business, results of operations, financial condition.

All of our revenue is sourced from mainland China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in mainland China. Any changes or developments in economic conditions in mainland China, in the policies of the PRC government or in the laws and regulations of mainland China could have an adverse effect on the overall economic growth of mainland China. Any adverse developments in the overall economic growth may have a material and adverse effect on our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. For example, our financial condition and results of operations may be adversely affected by regulations over capital investments or changes in tax regulations. Any prolonged slowdown in the overall economy of the jurisdictions in which we operate may reduce the demand for our services and affect our business and operating results.

The filing with the CSRC is required in connection with this offering. The approval, filing or other requirements of other mainland China government authorities may be required in connection with this offering and future securities offerings under laws of mainland China.

The Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors, or the M&A Rules, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies and controlled by mainland China persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Our PRC counsel, Han Kun Law Offices, has advised us based on their understanding of the current laws, regulations and rules of mainland China that the CSRC’s approval under the M&A Rules is not required for the listing and trading of the ADSs on the [NYSE/Nasdaq] in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules, (ii) our WFOE was incorporated as wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a mainland China domestic company owned by mainland China companies or individuals as defined under the M&A Rules, and (iii) no explicit provision in the M&A Rules clearly classifies contractual arrangements as a type of acquisition transaction subject to the M&A Rules. However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel or that we may obtain the approval as may be required.

Furthermore, the PRC government has exerted more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in mainland China-based companies like us. On July 6, 2021, the relevant mainland China government authorities issued Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

On February 17, 2023, the CSRC published the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and several supporting guidelines, collectively the Overseas Listing Filing Rules, which became effective on March 31, 2023 and regulate both direct and indirect overseas offering and listing of mainland China-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer shall be deemed as indirect overseas offering and listing: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. As advised by our PRC counsel, we believe that we have met both criteria above and we shall comply with the relevant requirements under the Overseas Listing Filing Rules in connection with this Offering.

The Overseas Listing Filing Rules provide that (i) the issuer shall file with the CSRC within 3 business days after the issuer submits its application documents relating to the initial public offering and/or listing in overseas; (ii) a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs before the completion of the overseas offering and/or listing but after obtaining its CSRC filing: (a) any material change to principal business, licenses or qualifications of the issuer, (b) a change of control of the issuer or any material change to equity structure of the issuer, and (c) any material change to the offering and listing plan; (iii) once listed overseas, a report relating to the issuance information of such offering and/or list shall be submitted to the CSRC and a report to CSRC within three business days upon the occurrence of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer.

On February 24, 2023, the CSRC published the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality and Archives Rules, which came into effect on March 31, 2023 and superseded the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. The Confidentiality and Archives Rules expressly expands its application to both direct and indirect overseas offerings and listings and requires mainland China domestic companies conducting overseas offerings and listings, as well as their securities companies and securities service providers (including accounting firms), to establish a sound confidentiality and archiving system. Pursuant to the Confidentiality and Archives Rules, if a mainland China domestic company is, in the course of its overseas offering and listing, required to publicly disclose or provide to any securities company, securities service provider, or regulator of a foreign jurisdiction, any material that contains state secrets or work secrets of state agencies, or any material that, if divulged, would jeopardize national security or the public interest, such domestic company must complete the applicable approval and filing procedures and any other procedures prescribed by law. The Confidentiality and Archives Rules also mandate that all working paper and other files produced in China by securities companies and securities service providers in the course of the overseas offerings and listings must be stored in China and must not be transmitted outside China without the approval of the competent mainland China authorities. The Confidentiality and Archives Rules also alters procedures for the inspections of mainland China domestic companies listing overseas and their securities companies and securities service providers by foreign regulators. Specifically, in relation to inspections conducted on-site in China, it removes the requirements that such inspection must be carried out primarily by mainland China regulators or must rely on the results of inspection of mainland China regulators. Pursuant to the Confidentiality and Archives Rules, foreign regulators should carry out activities relating to investigation, evidence collection and inspection, through cross-border cooperation mechanisms. Further, mainland China domestic companies, securities companies and securities service providers should obtain approvals from the CSRC or other relevant mainland China authorities before cooperating with foreign regulators in their investigations or inspections or providing any material to them.

In addition, some of our future financing activities may also need to be filed with and/or reported to CSRC according to the Overseas Listing Filing Rules. As the Overseas Listing Filing Rules are new and the interpretation and implementation is subject to change, if we fail to complete such filings or reports, we may be subject to penalties, fines, orders to rectify or other administrative proceedings imposed by the CSRC. As of the date of this prospectus, we have not received any official inquiry, notice, warning and investigation from the CSRC in connection with this offering in this regard and will file with the CSRC in connection with this offering pursuant to the Overseas Listing Filing Rules.

Furthermore, if there would be any other approval, filings and/or other administration procedures to be obtained from or accomplished with the CSRC or other mainland China regulatory agencies as required by any new laws and regulations for the offering, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approval or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other mainland China regulatory agencies, which may have a material adverse effect on our business, operation or financial conditions.

Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals, accomplish the required filings or other regulatory procedures for this offering and future securities offerings, we may be unable to obtain a waiver of such approval, filing or other regulatory procedures and requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval, filing or other regulatory procedures and requirement could have a material adverse effect on the trading price of the ADSs.

Recent greater oversight by the CAC over data security could materially affect our ability in capital raising activities, which could materially and adversely affect our business and the value of your investment.

The regulatory and enforcement regime of mainland China with regard to data security and data protection is evolving and may be subject to certain updates and changes. Moreover, different mainland China regulatory bodies, including the SCNPC, the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications.

On November 14, 2021, the CAC issued the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or spin-off of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. As of the date of the prospectus, no detailed rules or implementation has been issued by any Protection Departments. On December 28, 2021, the CAC, together with other relevant administrative departments, jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. According to the Cybersecurity Review Measures, an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before listing in a foreign country, and the relevant government authorities may initiate a cybersecurity review if they consider relevant network products or services affect or data processing activities may affect national security.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. These measures aim to regulate cross-border transfers of data, requiring among other things, that data processors that provide data overseas apply to CAC for security assessments if: (i) data processors provide important data overseas; (ii) critical information infrastructure operators or data processors process personal information of more than one million individuals provide personal information to overseas parties; (iii) data processors that have cumulatively provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas since January 1 of the previous year, provide personal information to overseas parties; or (iv) other scenarios required by the CAC to apply for security assessments occur. As of the date of this prospectus, the Measures for the Security Assessment of Cross- Border Transfer of Data has not materially affected our business or results of operations.

As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the existing regulations and policies by the CAC regarding the Cybersecurity Review as of the date of this prospectus. However, the interpretation and implementation of existing measures is still evolving and the mainland China regulatory agencies, including the CAC, may further adopt new laws, regulations, rules, or detailed implementation and interpretation related to the above-mentioned measures, which may have a material adverse impact on this offering and our future capital raising activities.

Although we have not received any regulatory notice that identifies us as a CIIO from any PRC governmental authority, we cannot rule out the possibility that we, or certain of our customers or suppliers, may be deemed as a CIIO. If we are deemed as a CIIO, our purchases of network products or services, if deemed to be affecting or may affect national security, will need to be subject to a cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedures, these customers will not be allowed to use our offerings or services, and we are not allowed to purchase products or services from our suppliers. In addition, we cannot rule out the possibility that we may be further notified for cybersecurity review by the CAC under its administration in accordance with its functions and powers in the future, if our network products or services or data processing activities were regarded by CAC at its discretion as having impact or potential impact to national security. If it is determined that we are required to undergo a cybersecurity review by the CAC or obtain permissions or approvals from the CAC for this offering for any reasons, including due to changes in applicable laws, regulations, or interpretations, we will take any and all necessary actions to be compliant with the then effective rules and regulations. In that case, if we are unable to clear the review, obtain permission or approval from the CAC, as then applicable, in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our noncompliant operations, among other sanctions, which could materially and adversely affect our business and results of operations, and our ordinary shares and ADSs may decline in value or become worthless.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct future inspections over our auditor could deprive our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that have been subject to the PCAOB inspections. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares and ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA, which include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. These amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which established a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

On May 10, 2023, the chair of PCAOB made an announcement after releasing inspection reports for two firms inspected in 2022, including our auditor, indicating that both reports show unacceptable rates of deficiencies and the deficiencies identified at the firms in mainland China and Hong Kong are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world. The PCAOB allows the two firms to remediate these deficiencies within one year, or otherwise will make their quality control deficiencies public. Furthermore, where appropriate, PCAOB inspectors will refer inspection findings to its enforcement team for possible action. If violations are found, its enforcement staff will not hesitate to recommend sanctions, including imposing significant money penalties and barring bad actors from performing future audits.

Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in the PRC in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon two consecutive years of non-inspection under the HFCAA, the ADSs will be delisted from the [NYSE/Nasdaq] and our shares and ADSs will not be permitted for trading over the counter either. If our shares and ADSs are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Increases in labor costs in mainland China may adversely affect our business and our results of operations.

The overall economy and the average wage in mainland China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our consumers by increasing prices for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. As the labor-related laws and regulations may be subject to future amendments and the interpretation and implementation thereof is subject to change, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in mainland China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor-related laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations may be materially and adversely affected.

Recent litigation and negative publicity surrounding mainland China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in mainland China that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun mainland China-based companies listed in the United States. The SEC and the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who may take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on mainland China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. It is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. The value of RMB against the U.S. dollar and other currencies is affected by changes in political and economic conditions and foreign exchange policies of mainland China, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Any significant appreciation or depreciation of RMB may materially and adversely affect our revenue, earnings and financial position, and the value of, and any dividends payable on, our shares or ADSs. For example, to the extent that we need to convert U.S. dollars we receive into RMB to pay our operating expenses, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

As of the date of this prospectus, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges is limited and we may not be able to adequately hedge our exposure or at all. As a result, fluctuations in exchange rates may have a material adverse effect on your investment. In addition, our currency exchange losses may be magnified by foreign exchange regulations of mainland China that restrict our ability to convert RMB into foreign currency.

Substantially all of our revenue and expenditures were denominated in Renminbi, while the net proceeds from this offering will be in U.S. dollars. Fluctuations in the exchange rate between the Renminbi and the U.S. dollar will affect the relative purchasing power in Renminbi terms of the proceeds from this offering. Fluctuations in the exchange rate may also cause us to incur foreign exchange losses and affect the relative value of any dividend issued by our subsidiaries.

Governmental control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our mainland China subsidiary to fund any cash and financing requirements we may have. Under existing laws and regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE, by complying with certain procedural requirements. Specifically, under the existing foreign exchange laws, without prior approval of SAFE, cash generated from the operations of our mainland China subsidiary may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or registration to use cash generated from the operations of our mainland China subsidiary and the VIE to pay off their respective debt in Renminbi or a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi.

The PRC government has imposed regulations that may further increase the scrutiny of major outbound capital movement including overseas direct investment in accordance with applicable laws and regulations. Certain restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant mainland China authorities in accordance with applicable laws and regulations. The PRC government may exert further discretion in accordance with applicable laws and regulations and restrict access in the future to foreign currencies for current account transactions. If the foreign exchange administration system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in mainland China.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in mainland China. Any significant disruptions to or failures of these networks could have an adverse effect on our business and results of operations. Heavy traffic, service outages, or other performance issues with internet infrastructure could degrade the accessibility, speed, and stability of our platform and services. Our operations also rely on major Chinese telecommunications operators for network services and connectivity. If we experience interruptions to network services provided by these operators, it could negatively impact our ability to operate our platform and provide services to consumers. We actively monitor network performance and traffic demands to identify and address potential issues, but there is no guarantee of uninterrupted up-time or seamless service, particularly as we continue to expand into new regions of mainland China. Our operations ultimately depend on the continued development and functioning of mainland China’s internet infrastructure, and significant investments may be needed to keep up with increasing demands and ensure the high performance, scalability, and reliability of our platform.

The tension in international trade and rising political tension may adversely impact our business, results of operations, financial condition and prospects.

The tension in international trade and rising political tension may adversely impact our business, results of operations, financial condition and prospects. These frictions may increase costs for certain technology and components critical to our business, complicate cross-border data flows and services, and pose risks to global supply chains. A prolonged trend toward economic nationalism may also broadly dampen growth in the global economy, undermining business investment and demand for our products and services. Specifically, our ability to operate and expand depends on stable global political and economic conditions. Any disruptions to the international relations could slow down the overall economy and introduce regulatory and operational uncertainties to our business. Changes in the global political and economic environment could pose strategic, operational and economic risks that may have a material adverse effect on our operations.

The M&A Rules and certain other regulations of mainland China establish requirements and conditions for some acquisitions of mainland China companies by foreign investors, which could affect our pursuit of growth through acquisitions.

On August 8, 2006, six mainland China regulatory authorities, including the Ministry of Commerce, or MOFCOM, and other government authorities jointly issued the M&A Rules which was effective as of September 8, 2006, and amended on June 22, 2009. The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established specific procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in mainland China, if any important industry is concerned, such transaction involves factors that impact or may impact national economic security, or such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or mainland China time-honored brand. Moreover, the Anti-monopoly Law of the PRC promulgated by the SCNPC effective in August 2008 and most recently amended on June 24, 2022, and the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (meaning during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within mainland China, or (ii) the total turnover within mainland China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within mainland China) must be cleared by anti-monopoly enforcement authority before they can be completed. The Anti-Monopoly Law, which was amended in June 2022, increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. It also provides that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.

In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective in September 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through holding shares on behalf of others, trusts, reinvestment at multiple levels, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet insurance business or internet content business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Circular 6 are subject to MOFCOM review.

On December 19, 2020, the NDRC and MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism will be established under NDRC, who will lead the task together with MOFCOM. Foreign investor or relevant parties in mainland China must declare the security review to the Office of the Working Mechanism prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. It is unclear whether our business would be deemed to be in an industry that raises national defense and security or national security concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

On February 7, 2021, the Anti-Monopoly Committee of the PRC State Council published the Anti Monopoly Guidelines for the Internet Platform Economy Sector, which intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related service providers on online platforms. It also stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the thresholds for clearance under the applicable laws, an internet platform operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the PRC State Council in advance.

In the future, we may grow our business by acquiring complementary businesses. If we fail to fully comply with the requirements of the above-mentioned regulations and other relevant rules and any required approval processes in a timely manner, it may delay the process or inhibit our ability to complete such transactions. We may be subject to penalty including but not limited to a fine if we fail to comply with such requirements.

Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our mainland China subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our mainland China subsidiary, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to the VIE, are subject to approval by or registration with relevant government authorities in mainland China. According to the relevant mainland China regulations on foreign-invested enterprises, or FIEs, in mainland China, capital contributions to our mainland China subsidiary is subject to the registration with the SAMR, or its local counterpart, reporting of foreign investment information with the MOFCOM and registration with a local bank authorized by SAFE.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015 and amended on December 30, 2019 and March 23, 2023. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular

19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which permits non-investment FIEs to use their capital funds to make equity investments in mainland China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws.

In addition, (i) any foreign loan procured by our mainland China subsidiary is required to be registered with the SAFE or its local branches and (ii) any of our mainland China subsidiary may not procure loans that exceed the statutory limits, which is either the difference between its registered capital and the total investment amount or a multiple of its net assets in the previous year. Any medium or long-term loan to be provided by us to our mainland China subsidiary or VIE must be registered with the NDRC and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our mainland China subsidiary. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of this offering to capitalize our mainland China operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Discontinuation of any of the preferential tax treatments, governmental grants or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The amended Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state,” or HNTEs, which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. All of these statuses are subject to review and renewal, with HNTEs to be renewed every three years. Currently, Yuanbao Shuke and Yuanbao Kechuang are eligible for preferential tax treatments, which are recognized as HNTEs. However, if any of these entities fails to pass the review by, and filing with, the relevant tax authorities to be qualified as a HNTE, such company will no longer enjoy the corresponding preferential tax treatment described above.

Any preferential policies formulated in violation of laws and regulations for fiscal expenditures linked with tax or non-tax income to be paid by enterprises and their investors (or managers), including refund after collection, false income or expense items, financial incentives or subsidies, and reduction or exemption of land transfer income through payment on behalf or subsidy maybe canceled. If any of local government subsidy above were to be canceled, we will no longer enjoy the corresponding preferential tax treatment aforesaid.

We may rely to a significant extent on dividends and other distributions on equity paid by our mainland China subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our mainland China subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and conduct all of our business through our operating subsidiary. We may rely to a significant extent on dividends and other distributions on equity to be paid by our wholly owned mainland China subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our mainland China subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under laws and regulations of mainland China, our mainland China subsidiary, as wholly foreign-owned enterprise in mainland China, may pay dividends only out of their accumulated profits as determined in accordance with mainland China accounting standards and regulations. In addition, according to PRC Company Law, before the distribution of the dividends, enterprises in mainland China are required to set aside at least 10% of their accumulated after-tax profits, if any, each year to fund certain statutory reserve funds, until the aggregate amount of such funds reach 50% of their registered capital. At their discretion, enterprises in mainland China may allocate a portion of their after-tax profits based on mainland China GAAP to discretional funds. These statutory and discretional reserve funds are not distributable as cash dividends.

Any limitation on the ability of our mainland China subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our income and the dividends that we may receive from our mainland China subsidiary, dividends distributed to our non-mainland China shareholders, and gains recognized by such shareholders, may be subject to mainland China taxes under the Enterprise Income Tax Law, which would have an adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law, promulgated on March 16, 2007, and came into effect on January 1, 2008, and was most recently amended on December 29, 2018, which became effective on the same date, and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise.

In 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as the PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies which was most recently amended in December 2017, or the Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. The SAT issued Chinese-Controlled Offshore Incorporated Resident Enterprises Income Tax Regulation (Trial Implementation), or the Bulletin 45, which took effect on September 1, 2011, and was most recently amended on June 15, 2018, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of mainland China-controlled offshore incorporated resident enterprises. Bulletin 45 also provides procedures and administrative details for the determination of resident status and administration of post-determination matters. Although Circular 82 only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident enterprise by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) senior management and core management departments in charge of its daily operations function have their presence mainly in mainland China; (ii) decisions relating to the enterprise’s financial matters (such as loan, financing, financial risk management, etc.) and human resource matters (such as appointment, dismissal and remuneration, etc.) are made or are subject to determination or approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

The mainland China tax resident status of an enterprise is subject to determination by mainland China tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If mainland China tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with mainland China enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to mainland China tax at a rate of 10% on gains realized on the sale or other disposition of the shares, if such income is treated as sourced from within mainland China. Furthermore, if mainland China tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, dividends paid to our non-mainland China individual shareholders and any gain realized on the transfer of the shares by such holders may be subject to mainland China tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from mainland China sources. These rates may be reduced by applicable tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise, but it is unclear whether our non-mainland China shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in our ADSs.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.

Pursuant to the Notice on Strengthening the Administration of Enterprise Income Tax Concerning Proceeds from Equity Transfers by Non-Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a mainland China resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the mainland China resident enterprise this Indirect Transfer.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 supersedes certain rules with respect to the Indirect Transfer under SAT Circular 698 but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Bulletin 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the mainland China entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the mainland China tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring the tax of mainland China. As a result, gains derived from such Indirect Transfer may be subject to mainland China enterprise income tax, and the transferor shall be subject to withholding of applicable taxes, currently at a rate of 10%. On October 17, 2017, SAT issued the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source, or SAT Circular 37, which became effective on December 1, 2017 and abolished SAT Circular 698 as well as certain provisions in SAT Bulletin 7. SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to SAT Circular 37, where the party responsible to withhold such income tax did not or was unable to withhold, and the non-resident enterprise receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both of such parties may be subject to penalties.

We face uncertainties as to the reporting and other implications of certain past and future transactions where mainland China taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under SAT Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non- mainland China resident enterprises, our mainland China subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Failure to comply with regulations regarding the registration requirements for employee share ownership plans or share option plans in mainland China may subject the mainland China participants or us to fines and other legal or administrative sanctions.

In December 2006, the PBOC, promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which sets forth the respective requirements for foreign exchange transactions by individuals (both mainland China and non-mainland China citizens) under either the current account or the capital account. In January 2007, SAFE issued relevant implementing rules which were further revised by SAFE in 2016 and 2023, that specified approval requirements for certain capital account transactions such as a mainland China citizen’s participation in the employee stock incentive plans or share option plans of an overseas publicly listed company (inclusive of companies listed on stock exchanges outside mainland China). Pursuant to the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, promulgated by SAFE on July 4, 2014, if a non-listed special purpose vehicle grants equity-based incentives to its directors, supervisors, senior officers in the domestic enterprise directly or indirectly controlled by it, as well as other employees in employment or labor relations with the company by using the company’s stock rights or options, the relevant domestic individual residents may submit materials to the foreign exchange office to apply for foreign exchange registration before exercise of their rights. In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. Under these measures, domestic resident individuals who participate in an employee stock incentive plan or a share option plan in an overseas publicly listed company (inclusive of companies listed on stock exchanges outside mainland China) are required to register with SAFE and complete certain other procedures. A domestic qualified agent appointed through the mainland China subsidiaries of such overseas listed company must file applications on behalf of such domestic resident individuals with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with stock holding or share option exercises. With the approval from SAFE or its local counterpart, the domestic qualified agent must open a special foreign exchange account at a bank in mainland China to hold the funds required in connection with the stock purchase or option exercise, payment received upon sales of shares, dividends issued on the stock and any other income or expenditures approved by SAFE or its local counterpart.

In addition, in October 2021, the State Administration of Taxation, or the SAT, circulated the Notice on Measures to Further Deepen Reform in the Field of Taxation and to Foster and Stimulate the Vitality of Market Entities, any enterprise implementing the equity incentive should submit report form and other required information to the competent tax authority within 15 days of the month following the decision to implement the equity incentive. If the equity incentive plan has been implemented but not yet finished, the report form and related information shall be submitted to the competent tax authority before the end of 2021. If the domestic enterprises use the equity of foreign enterprises as the subject of equity incentive for employees, they should withhold personal income tax according to the income from wages and salaries and implement the above provisions.

We and our domestic resident employees who participate in our share incentive plans are subject to these regulations. If we or our domestic plan participants fail to comply with these regulations, we or our domestic plan participants may be subject to fines and other legal or administrative sanctions.

Mainland China regulations relating to the establishment of offshore special purpose companies by mainland China residents may subject our mainland China resident beneficial owners or our WFOE to liability or penalties, limit our ability to inject capital into our WFOE, limit our WFOE’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE promulgated the SAFE Circular 37 in July 2014. SAFE Circular 37 requires mainland China residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such mainland China residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective on June 1, 2015, pursuant to which the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. In addition, such mainland China residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such mainland China citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches, our WFOE may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our WFOE. Moreover, failure to comply with the SAFE registration described above could result in liability under laws of mainland China for evasion of applicable foreign exchange regulation. In addition, our shareholders who are mainland China entities shall complete their overseas direct investment filings according to applicable laws and regulations regarding the overseas direct investment by mainland China entities, including filings with MOFCOM, the NDRC, or their local branches based on the investment amount, invested industry or other factors thereof.

We have used our best efforts to notify mainland China residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being mainland China residents or entities to complete the foreign exchange registrations or overseas direct investment filings. However, we may not at all times be fully aware or informed of the identities of all the mainland China residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this prospectus, Mr. Rui Fang, being our founder and chief executive officer, has completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you that all other shareholders or beneficial owners of ours who are mainland China residents or entities have complied with, and will in the future make, obtain or update any applicable registrations, filings or approvals required by SAFE regulations or other regulations relating to overseas investment activities issued by MOFCOM and NDRC. Failure by such shareholders or beneficial owners to comply with such regulations, or failure by us to amend the foreign exchange registrations of our WFOE, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our WFOE’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China against us or our management named in this prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we currently conduct our business in mainland China and substantially all of our assets are located in mainland China. In addition, all our senior executive officers reside within mainland China for a significant portion of the time and most of them are mainland China nationals. Therefore, it may be difficult or not possible for investors to effect service of process upon us or our management inside mainland China. In addition, mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in these non-mainland China jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult. Even if you are successful in bringing an action of this kind, laws of mainland China and the laws of the Cayman Islands may render you unable to enforce a judgment against our or the VIE’s assets or the assets of our directors and officers. Therefore, it may be not possible or difficult for investors to enforce against us or our directors or officers in mainland China any judgments obtained from non-mainland China courts. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or overseas regulatory investigations may be difficult to pursue as a matter of law or practicality in mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in practice. According to Article 177 of the PRC Securities Law, or the Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. Accordingly, without mainland China government approval, no entity or individual in mainland China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other limitations to obtaining information needed for investigations and litigation conducted outside of mainland China. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests. Furthermore, as the date of this prospectus, there have not been implementing rules or regulations regarding the application of Article 177 and it remains unclear as to how it will be interpreted, implemented or applied by relevant governmental authorities. As such, there are also uncertainties as to the procedures and requisite timing for the oversea securities regulatory agencies to conduct investigations and collect evidence within the territory of mainland China. On February 24, 2023, the CSRC published the Confidentiality and Archives Rules, pursuant to which, the working papers and other files produced in mainland China by securities companies and securities service institutions that provide mainland China domestic companies with relevant securities services during the overseas securities offering and listing by such domestic companies shall be stored in mainland China. If overseas securities regulators propose to carry out investigation, evidence collection or inspection on domestic companies, or relevant securities companies or securities service institutions, such activities shall be carried out through the cross-border regulatory cooperation mechanism. The domestic companies, securities companies and securities service institutions shall obtain approvals from the CSRC or relevant mainland China authorities before cooperating with overseas securities regulators in their investigations and inspections or providing materials to them. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of mainland China shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of mainland China without the approval of the competent governmental authority of mainland China. In the event that the U.S. securities regulatory agencies carry out any investigation on us and there arises a need to conduct an investigation or collect evidence within the territory of China, the U.S. securities regulatory agencies may not be able to carry out such investigation or evidence collection directly in China under laws of mainland China. In addition, we and certain other entities and individuals, including our legal advisors, auditors and other agents, may be restricted from providing documents, materials, data and/or personal information to the U.S. securities regulatory agencies before obtaining appropriate approvals from relevant mainland China authorities. We may be subject to penalties if we or such other entities or individuals are found to have violated the foregoing restrictions. The U.S.

securities regulatory agencies may resort to cross-border cooperation with the securities regulatory authority of China through judicial assistance, diplomatic channels or regulatory cooperation mechanisms in place involving the securities regulatory authority of China. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from trading market within the United States.

Risks Related to Our ADSs and This Offering

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs may be volatile and could fluctuate widely in response to factors beyond our control, including general market conditions of the securities markets in mainland China, the United States and elsewhere in the world. In particular, the performances of and fluctuations in the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the U.S. may affect the volatilities in the price and trading volumes of our ADSs. The securities of some mainland China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

Moreover, there have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, particularly among companies with relatively smaller public floats. As we expect to have a relatively small public float after the completion of this offering, we may experience greater stock price volatility, including aggressive price run-ups and declines, lower trading volume and less liquidity, compared with companies with larger public floats. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, and industry, market or economic factors, which makes it difficult for prospective investors to assess such rapidly changing value of the ADSs. In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate significantly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to such low-volume trading. As a result of such volatility, investors may experience losses on their investment in the ADSs. Such volatility also could adversely affect our ability to issue additional ADSs or other securities and our ability to obtain additional financing in the future, as well as our ability to retain key employees. Furthermore, the potential extreme volatility may confuse the public investors’ judgments of the value of the ADSs, distort the market perception of the price of the ADSs, and our financial performance and public image, and negatively affect the long-term liquidity of the ADSs, regardless of our actual or expected operating performance.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our results of operations and financial condition.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement securities, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of ADSs in the market.

Public companies that have substantially all of their operations in mainland China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

As a Cayman Islands company listed on the [NYSE/Nasdaq], we are subject to the [NYSE/Nasdaq] corporate governance listing standards. However, [NYSE/Nasdaq] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/Nasdaq] corporate governance listing standards. For example, Cayman Islands does not require us to comply with the following corporate governance listing standards of the [NYSE/Nasdaq]: (i) having the majority of our board of directors composed of independent directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the [NYSE/Nasdaq] corporate governance listing standards applicable to U.S. domestic issuers.

We are an emerging growth company within the meaning of the Securities Act, and may take advantage of certain reduced reporting requirements. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies, including, but not limited to:

•	not being required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•

not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden-parachutes”; and

•

not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, as an emerging growth company, we are only required to provide two years of audited financial statements in our annual reports, and to present correspondingly reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have elected to take advantage of the reduced disclosure obligations as an emerging growth company. As a result, the information that we provide to the ADS holders may be different than the information you may receive from other public reporting companies in which you hold equity interests. In addition, the JOBS Act permits emerging growth companies to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies. We cannot predict whether investors will find our securities less attractive because of our reliance on these exemptions. If some investors do find the ADSs less attractive, there may be a less active trading market for the ADSs and the price of the ADSs may be reduced or more volatile.

We will remain an emerging growth company, and will be able to take advantage of the foregoing exemptions, until the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering or such earlier time that we otherwise cease to be an emerging growth company, which will occur upon the earliest of (1) the last day of the first fiscal year in which our annual gross revenue is US$1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; and (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

You are purchasing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiary and VIE that have substantive business operations in mainland China. As a result, certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company with no business operations, and all of our assets are located outside of the United States. All of our current operations are conducted in mainland China through our mainland subsidiary and the VIE. We and our shareholders do not and are not legally permitted to have any equity interests in the VIE as current laws and regulations of mainland China restrict foreign investment in companies that engage in certain services. As a result, we operate businesses in mainland China through certain contractual arrangements with the VIE. Investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIE. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, you may be unable to rely on the laws of the Cayman Islands and of China to enforce a judgment against us, our assets, our directors and officers or their assets. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [NYSE/Nasdaq], impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

The proposed dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Our proposed dual-class voting structure could limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized share capital will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 20 votes per share upon the completion of this offering. We will issue Class A ordinary shares represented by our ADSs in this offering. [Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.]

As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and businesses, appointment of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our founder, Mr. Rui Fang, will have considerable influence over us and our corporate matters.

Upon completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, our founder, Mr. Rui Fang, will hold                  our issued and outstanding Class B ordinary shares, representing         % of our total voting power. Mr. Rui Fang will have considerable power to control actions that require shareholder approval under Cayman Islands law, such as electing directors, approving material mergers, acquisitions or other business combination transactions and amending our memorandum and articles of association. This control will limit your ability to influence corporate matters and may prevent transactions that would be beneficial to you, including discouraging others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We will be a “controlled company” as defined under the [NYSE/Nasdaq] corporate governance rules. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

We will be a “controlled company” as defined under the [NYSE/Nasdaq] corporate governance rules because Mr. Rui Fang will own more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.”

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to adverse United States income tax consequences.

A non-U.S. corporation, such as our company, will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles should be treated as an active asset to the extent associated with activities that produce or are intended to produce active income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we exercise effective control over their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, the nature and composition of our income and assets would change and we may be more likely to be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, and based on the current and projected composition of our income and assets and the nature of our business operations, including the expected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year ending December 31, 2023, although there can be no assurances in this regard. PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn.

The determination of whether we will be a PFIC for any taxable year will also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets, the cash we generate from our operations and the cash raised in this offering, which generally will be considered a passive asset. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the listing of our ADSs on the [NYSE/Nasdaq]. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or one or more future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the U.S. Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation— Certain Material United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — Certain Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations” and “Taxation — Certain Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

We are not, and do not intend to become, regulated as an “investment company” under the Investment Company Act of 1940, as amended, (the “Investment Company Act”), and if we were deemed an “investment company” under the Investment Company Act, applicable restrictions would be expected to make it impractical for us to continue our business as contemplated and could have an adverse effect on our business.

An entity generally will be deemed an “investment company” for purposes of the Investment Company Act if, among other things, it:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; or

•

is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis; provided another exemption is not available to it.

We are engaged primarily in the business of distribution insurance products and services. We hold ourselves out as an online insurance distributor and do not engage or propose to engage primarily in the business of investing, reinvesting, or trading in securities. Accordingly, we do not believe that we are, or following this offering will be, an investment company as defined in Section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above.

Under Rule 3a-1 of the Investment Company Act, an issuer is, notwithstanding Section 3(a)(1)(C) (as described in the second bullet point above) not an “investment company” provided that no more than 45 percent of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45 percent of its net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than those specifically enumerated in the rule.

We believe that on a consolidated basis less than 45% of our total assets (exclusive of U.S. government securities and cash items) are composed of, and less than 45% of our income is derived from, assets that could be considered securities under Rule 3a-1. Accordingly, we believe we do not meet the definition of “investment company” as set forth in Section 3(a)(1)(C) by virtue of our exemption under Rule 3a-1 of the Investment Company Act.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options, and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed an “investment company” under the Investment Company Act or otherwise conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. In order to ensure that we are not deemed “investment company,” we may be limited in the assets that we may continue to own and, further, may need to dispose of or acquire certain assets at such times or on such terms as may be less favorable to us than in the absence of such requirement. In particular, some of our cash is held in the form of time-based depositary accounts, which may be considered securities under the Investment Company Act, and we could be required to invest our cash into accounts that yield a lower return in order to avoid becoming an investment company. If anything were to happen which would cause us to be deemed to be an investment company under the Investment Company Act, the requirements imposed by the Investment Company Act could make it impractical for us to continue our business as currently conducted, which would materially adversely affect our business, financial condition, and results of operations. In addition, if we were to become inadvertently subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may from time to time distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, attempt to sell these undistributed rights to third parties, but it is not required to do so, and it may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to such rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly, by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the Class A ordinary shares and become the registered holder of such shares prior to the record date for the general meeting. Under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be [ten calendar days]. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings.

Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted, and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the underlying Class A ordinary shares represented by your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADSs holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADSs holders.

We and the depository are entitled to amend the deposit agreement and to change the rights of the ADSs holders under the terms of such agreement, without the prior consent of the ADSs holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADSs holders, ADSs holders will only receive [30] days’ advance notice of the amendment, and no prior consent of the ADSs holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADSs holders will receive at least [90] days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADSs holders or terminate the deposit agreement, the ADSs holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any plans to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay you the cash dividends or other distributions that it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In connection with this offering, We, [our directors, executive officers, all of our existing shareholders and all holders of share-based awards] have agreed with the representatives on behalf of the underwriters to certain lock-up restrictions in respect of our ordinary shares, ADSs, and/or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, during the period ending [180] days after the date of this prospectus, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc.

After completion of this offering, certain shareholders may cause us to register under the Securities Act the sale of their shares, [subject to the 180-day lock-up period in connection with this offering]. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

In addition, as of the date of this prospectus, we have granted certain options to employees under our share incentive plans, which are not exercised as of the date of this prospectus. We may grant additional options or share-based awards to employees, directors and consultants in the future. To the extent that any of these options are vested and exercised, and any of such shares are sold in the market, it could have an adverse effect on the market price of the ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADSs holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable.

If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation, or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. Our management has discretion over the use of proceeds we receive from this offering, and we could spend the proceeds we receive from this offering in ways our ADS holders may not agree with or that do not yield a favorable return, or any return at all. Our actual use of these proceeds may differ substantially from our plans, if any, in the future. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the personal life and A&H insurance industry in mainland China;

•	our expectations regarding the prospects of our business model and the demand for and market acceptance of our products and services;

•

our expectations regarding maintaining and strengthening our relationships with insurance consumers, insurance carriers, user traffic channels, marketing partners, customers, suppliers, other collaborators, as well as other stakeholders;

•	competition in our industry;

•	our proposed use of proceeds from this offering;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions in the regions where we operate, and globally; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            million, or approximately US$            million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately 40% to enhance our consumer service cycle engine;

•	approximately 30% to invest in our core technology models and data insights;

•	approximately 20% to extend consumer reach and geographical coverage; and

•	approximately 10% for working capital and other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant discretion and flexibility to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under laws and regulations of mainland China as an offshore holding company to provide funding to our mainland China subsidiary only through loans or capital contributions, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in Mainland China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our mainland China subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Pending any use described above, we plan to invest the net proceeds in short-term deposits or demand deposits.

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in mainland China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our mainland China subsidiary to pay dividends to us. See “Regulation—Regulations Related to Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying ordinary shares represented by the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2022:

•	on an actual basis;

•

on a pro forma basis to reflect the conversion of all of our remaining outstanding 151,086,581 preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (1) the conversion of all of our remaining outstanding 151,086,581 preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and (2) the issuance and sale of             ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

The pro forma as adjusted information set forth in the following table is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2022
	Actual		Pro forma		Pro forma as adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity:
Total mezzanine equity	2,454,892	355,926

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value, 348,913,419 shares authorized, 100,000,000 shares issued and 50,000,000 shares outstanding)	32	5
Additional paid-in capital	61,947	8,981
Accumulated deficit	(1,954,126)	(283,322)
Accumulated other comprehensive income	11,800	1,711
Total shareholders’ deficit	(1,880,347)	(272,625)
Total mezzanine equity and shareholders’ deficit	574,545	83,301

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2022 was approximately US$            million, or US$            per ordinary share as of that date and US$             per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$             per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in pro forma net tangible book value after December 31, 2022, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2022 would have been US$             , or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2022	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$             , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2022, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount (in US$ thousands)	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of options outstanding as of the date of this prospectus. As of the date of this prospectus, there are              ordinary shares issuable upon exercise of outstanding share options at an average weighted exercise price of US$             per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standings to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in mainland China, and substantially all of our assets are located in mainland China. Most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed            ,             , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that the courts of the Cayman Islands are unlikely (i) to recognize and enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, and (ii) in original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers that are predicated upon the civil liability provisions of securities laws of the United States or any state in the United States so far as the liabilities imposed by those provisions are penal in nature.

We have also been advised by Maples and Calder (Hong Kong) LLP that, although there is no statutory recognition in the Cayman Islands of judgments obtained in a U.S. court (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of mainland China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity arrangement between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of law or national sovereignty, security or public interest in mainland China. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on the law of mainland China against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court in mainland China to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with laws of mainland China because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court in mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Yuanbao Inc. is an exempted company with limited liability incorporated in the Cayman Islands in December 2019.

In March 2020, we entered into a series of contractual agreements and commenced our operations in mainland China through Yuanbao Kechuang (Beijing) Technology Co., Ltd., or our WFOE, and Yuanbao Shuke (Beijing) Technology Co., Ltd., or the VIE, and the VIE’s subsidiaries in mainland China.

In June 2020 and December 2021, we successfully obtained the nationwide license to operate our insurance brokerage and agency businesses (collectively, our insurance distribution business).

In order to facilitate offshore financing and listing, we carried out a series of corporate restructuring activities, or the Restructuring, to separate the pre-Restructuring corporate structure into two groups of companies. One group comprises Yuanbao Inc., our WFOE, our WFOE’s subsidiary and the VIE and certain of the VIE’s subsidiaries in mainland China to focus on insurance distribution business. The other group, including other mainland China subsidiaries of the VIE under pre-Restructuring corporate structure, such as Beijing Yixue Niuniu Technology Ltd. and Beijing Lemon Jieyou Technology Development Co., Ltd., primarily focuses on knowledge sharing services. Currently, we operate our business primarily focusing on insurance distribution services.

The following chart illustrates our corporate structure, including our principal subsidiaries, the VIE and the VIE’s principal subsidiaries in mainland China, as of the date of this prospectus.

Note:

(1)	Mr. Rui Fang and Beijing Yibao Technology Limited Partnership hold 79% and 21% equity interests in Yuanbao Shuke (Beijing) Technology Co., Ltd., respectively.

Contractual Arrangements with the VIE and Its Shareholders

We are a Cayman Islands holding company with no equity ownership in the VIE or its subsidiaries and not a PRC operating company. We conduct operations in mainland China through (i) our WFOE and its subsidiary, and (ii) the VIE, with which we have maintained contractual arrangements, and its subsidiaries. Current laws and regulations of mainland China impose certain legal restrictions on foreign ownership of value-added telecommunication business and qualification requirements on foreign investors in the insurance intermediary business. Yuanbao Kechuang (Beijing) Technology Co., Ltd., or our WFOE, is considered foreign-invested enterprise. Accordingly, our WFOE maintains contractual arrangements with Yuanbao Shuke (Beijing) Technology Co., Ltd., or the VIE, as well as the VIE’s respective shareholders. Rui Fang, our founder, and Beijing Yibao Technology Limited Partnership, or Beijing Yibao, are the shareholders of the VIE, holding 79% and 21% shares of the VIE, respectively.

Our contractual arrangements allow us to (i) be considered as the primary beneficiary of the VIE for accounting purposes and consolidate the financial results of the VIE, (ii) receive substantially all of the economic benefits of the VIE, (iii) have the pledge right over the equity interests in the VIE as the pledgee, (iv) have an exclusive option to purchase all or part of the equity interests in the VIE as permitted by the laws of mainland China, (v) have an exclusive option to purchase all or part of the intellectual property or other assets of the VIE as permitted by the laws of mainland China and (vi) on behalf of the VIE’s shareholders to exercise all of their shareholding rights and powers. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE for accounting purposes, and consolidate the VIE’s financial results in our consolidated financial statements under U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOE, the VIE and its respective shareholders.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between our WFOE and the VIE, our WFOE has agreed to provide technology services, consulting services and other services to the VIE, including technical support, business consultancy, financial management consultancy, software development and other services.

Without our WFOE’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. The VIE has agreed to pay service fee to our WFOE for an amount consisting of 100% of the net profit before taxation, after the deduction of any accumulated deficit of the VIE in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, our WFOE has the sole discretional right to adjust and decide the scope and amount, payment schedule and payment method of such service fee to be paid by the VIE. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. The exclusive business cooperation agreement has an initial term of twenty years, and shall be renewed for a further term without limitation as determined by our WFOE.

Exclusive Equity Option Agreement

Pursuant to the exclusive equity option agreement among our WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE irrevocably and unconditionally granted our WFOE an exclusive option to purchase all or a portion of their equity interest in the VIE at a lowest price as permitted by the applicable laws of mainland China. Each of the VIE and its shareholders agreed not to transfer, mortgage or permit any encumbrance to be created on any equity interest in the VIE unless otherwise specified under the equity pledge agreement and powers of attorney. The exclusive equity option agreement shall remain effective until all equity interests in the VIE have been transferred to or registered under our WFOE or its designated third party or until our WFOE terminates the agreement unilaterally at its discretion with prior written notice.

Equity Pledge Agreement

Pursuant to the equity pledge agreement among our WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE pledged their equity interest in the VIE to our WFOE to secure their obligations under the exclusive business cooperation agreement, exclusive equity option agreement, exclusive asset purchase agreement and powers of attorney. The shareholders of the VIE further agreed to not transfer or pledge their equity interest in the VIE, create or allow any new pledge or any other encumbrance on the pledged equity interests without the prior written consent of our WFOE. The equity pledge agreement shall remain binding until the contractual obligations under the associated contractual agreements are fully fulfilled, and the service fees and other expenses incurred for the fulfillment of such agreements have been fully paid. As the date of this prospectus, we have completed the registration of all equity pledges under the equity pledge agreement with competent regulatory authority of mainland China.

Exclusive Asset Purchase Agreement

Pursuant to the exclusive asset purchase agreement between our WFOE and the VIE, the VIE irrevocably granted our WFOE an exclusive option to purchase all or a portion of their intellectual property or other assets in the VIE, at a lowest price as permitted by the applicable laws of mainland China. The VIE agreed not to sell, transfer, mortgage, license or in any other ways to dispose any such intellectual property or other assets of the VIE, unless with the written consent issued by our WFOE. The exclusive asset purchase agreement has an initial term of twenty years, and our WFOE has an absolute discretion as to renew for a further term as determined by our WFOE.

Shareholder Entrustment Agreement

Pursuant to the shareholder entrustment agreement among our WFOE, the VIE and the shareholders of the VIE, each of the shareholders of the VIE irrevocably authorized our WFOE or any person designated by our WFOE to exercise all of their rights and powers as the shareholders of the VIE. Without our WFOE’s prior written consent, each of the shareholders of the VIE shall not exercise their rights and powers as the shareholders of the VIE during the term of this agreement. The shareholder entrustment agreement shall remain effective until it is terminated by other written agreements among the parties to the powers of attorney or until our WFOE terminates the powers of attorney unilaterally at its discretion with prior written notice.

Power of Attorney

Pursuant to the power of attorney granted by each of the shareholders of the VIE, the shareholders of the VIE irrevocably appointed our WFOE as their exclusive agent and attorney-in-fact to act on their behalf on all shareholder matters of the VIE and exercise all rights as shareholders of the VIE. The powers of attorney shall remain effective during the term of shareholder entrustment agreement.

Spousal Consent Letter

The spouse of the individual shareholder of the VIE has signed a spousal consent letter agreeing that the equity interests in the VIE held by and registered under the name of the individual shareholder will be disposed pursuant to the associated contractual agreements with our WFOE, without seeking further authorization or consent of such spouses. The spouse agreed not to assert any rights over the equity interests in the VIE held by the individual shareholder of the VIE.

Undertaking Letter

Pursuant to the undertaking letter issued by each of the limited partner and general partners of Beijing Yibao, the limited partner and general partners of Beijing Yibao have irrevocably undertaken that, including without limitation to, (i) strictly follow and support any other arrangements under the contractual arrangements; (ii) acknowledge that any of equity interests, rights and liabilities of the VIE they hold through Beijing Yibao shall be finally controlled by our WFOE; and (iii) agree to transfer the partnership interests in Beijing Yibao to any third party as designated by our WFOE, at a lowest price permitted by the laws of mainland China.

Loan Agreement

Pursuant to the loan agreement between our WFOE and the shareholders of the VIE, our WFOE extended loans to the shareholders of the VIE, who shall contribute the loan principals to the VIE mainly as registered capital. The shareholders of the VIE shall repay the loans only by transferring their equity interests in the VIE to WFOE or its designated person(s) pursuant to the exclusive option agreements. The VIE shall not transfer the rights and obligations under the loan agreement to any other party without our WFOE’s written consent. The loan agreement shall remain effective until the date of full performance by the shareholders of the VIE of their respective obligations thereunder.

In the opinion of Han Kun Law Offices, our PRC counsel:

•

the ownership structure of the VIE in mainland China and our WFOE, both currently and immediately after giving effect to this offering, are not in violation of any explicit provisions of laws and regulations currently in effect of mainland China; and

•

the contractual arrangements between our WFOE, the VIE, and the VIE’s shareholders governed by laws and regulations of mainland China are valid and binding upon each party to such arrangements in accordance with their terms and applicable laws and regulations currently in effect of mainland China, and will not result in any violation of applicable laws of mainland China immediately after giving effect to this offering.

However, these contractual arrangements may not be as effective as direct ownership. Our PRC counsel has also advised us that there may be changes regarding the interpretation and application of current and future laws, regulations, and rules of mainland China. Accordingly, the regulatory authorities of mainland China may take a view that is contrary to the opinion of our PRC counsel. It is uncertain whether any new laws or regulations relating to the VIE structure will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant mainland China regulatory authorities would have discretion to take action in dealing with such violations or failures. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Risk Factors—Risks Related to Our Corporate Structure.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated statements of operations for the years ended December 31, 2021 and 2022, consolidated balance sheets data as of December 31, 2021 and 2022, and consolidated statements of cash flow data for the years ended December 31, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table sets forth our selected consolidated results of operations, both in absolute amounts and as a percentage of total revenues for the periods presented:

	For the Years Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except percentages, share and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data
Revenue	470,972	100.0	1,121,637	162,622	100.0
Operating costs and expenses:
Operations and support	(121,848)	(25.9)	(138,555)	(20,089)	(12.4)
Selling and marketing expenses	(632,210)	(134.2)	(776,186)	(112,536)	(69.2)
General and administrative expenses	(65,796)	(14.0)	(80,783)	(11,712)	(7.2)
Research and development expenses	(96,481)	(20.5)	(119,975)	(17,395)	(10.7)

Total operating costs and expenses	(916,335)	(194.6)	(1,115,499)	(161,732)	(99.5)

Other income/(expenses):
Interest income	3,199	0.7	7,055	1,023	0.6
Exchange (loss)/gains	(128)	(0.0)	3,534	512	0.3
Investment income	746	0.2	1,234	179	0.1
Others, net	36	0.0	2,701	392	0.2
(Loss)/income before income taxes	(441,510)	(93.7)	20,662	2,996	1.8

Income tax expense	-	-	(1,910)	(277)	(0.2)
Net (loss)/income	(441,510)	(93.7)	18,752	2,719	1.7
Accretions to preferred shares redemption value	(776,433)	(164.9)	(454,121)	(65,841)	(40.5)
Net loss attributable to the Yuanbao Inc.’s ordinary shareholders	(1,217,943)	(258.6)	(435,369)	(63,123)	(38.8)
Net (loss)/income	(441,510)	(93.7)	18,752	2,719	1.7
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(15,171)	(3.2)	17,591	2,550	1.6
Total other comprehensive (loss)/income	(15,171)	(3.2)	17,591	2,550	1.6

Total comprehensive (loss)/income	(456,681)	(97.0)	36,343	5,269	3.2
Accretions to preferred shares redemption value	(776,433)	(164.9)	(454,121)	(65,841)	(40.5)

Comprehensive loss attributable to the Yuanbao Inc.’s ordinary shareholders	(1,233,114)	(261.8)	(417,778)	(60,572)	(37.2)

The following table sets forth our selected consolidated balance sheets data as of the dates presented:

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Total current assets	716,946	990,575	143,620
Total non-current assets	73,379	86,438	12,532
Total assets	790,325	1,077,013	156,152
Total current liabilities	267,754	472,480	68,503
Total non-current liabilities	16,426	29,988	4,348
Total liabilities	284,180	502,468	72,851
Total mezzanine equity:	2,000,117	2,454,892	355,926
Total shareholders’ deficit:	(1,493,972)	(1,880,347)	(272,625)
Total liabilities, mezzanine equity and shareholders’ deficit	790,325	1,077,013	156,152

The following table sets forth our selected consolidated cash flow data for the periods presented:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash (used in)/provided by operating activities	(244,989)	87,719	12,718
Net cash used in investing activities	(90,435)	(218,932)	(31,742)
Net cash provided by financing activities	726,366	-	-
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(12,027)	24,840	3,601
Net increase/(decrease) in cash and cash equivalents and restricted cash	378,915	(106,373)	(15,423)
Cash and cash equivalents and restricted cash at beginning of the year	180,017	558,932	81,038
Cash and cash equivalents and restricted cash at end of the year	558,932	452,559	65,615

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading technology-driven online insurance distributor in China. We take pride in pioneering the seamless integration of insurance with cutting-edge technologies, and have constructed a highly efficient full consumer service cycle engine. Through this engine, we successfully distribute suitable and high-quality insurance products to millions of insurance consumers. According to Frost & Sullivan, we were the largest independent insurance distributor in China’s personal life and A&H insurance market in terms of first year premiums in 2022.

Our engine enables us to provide customized services for each insurance consumer across personalized recommendation, purchasing, policy management, claim settlements and post-sales services. Built upon a scalable architecture, our engine is equipped with effective predictive capabilities generated from interconnected networks of models. This allows us to continually optimize model outcomes across different media channels, diverse consumer preferences and product depth and breadth. As of December 31, 2022, we had over 3,000 models supporting our operations.

Our engine offers significant value propositions for insurance consumers and insurance carriers. We act as a unique and efficient gateway to distribute customized insurance products underwritten by our partnered insurance carriers. We have robust collaboration with insurance carriers by empowering them to tailor a variety of flagship insurance products, which in turn enables us to attract and retain a vast consumer base and stimulate their demand for insurance products. By accumulating and analyzing more big data, we gain deeper and wider understanding of consumer demands and behavior. Through all this, we are able to fulfill consumers’ evolving needs and enhance insurance carriers’ sales at the same time.

We derive our revenue primarily from the insurance distribution and services provided to our partnered insurance carriers. In accordance with the terms of our agreements with insurance carriers, we provide insurance distribution and services through our platform to facilitate the sales of insurance products. Our partnered insurance carriers issue insurance policies to individual insurance consumers and pay us commission fees based on a percentage of the premiums that they achieve through policies facilitated by us. We currently do not generate revenue directly from our insurance consumers. Moreover, since we are not the issuer of the insurance policies entered into by insurance consumers, we bear no underwriting risks. In addition, we also generate revenue by providing insurance carriers with services, which include technical advisory services, full consumer service cycle engine application and development, establishment and upgrading of intelligent insurance, and capacity building for intelligent consumer service. The interconnectedness of these two service categories is pivotal, as our technical support serves the vital role of using our suite of systems and tools and maintaining robust pathways between our platform and the systems of these insurance carriers. These services are mission critical in distributing insurance policies underwritten by our partnered insurance carriers. Our technical services continuously monitor and enhance the performance, stability, and efficiency of multiple systems, and as a result, provide a highly efficient gateway for digitized insurance transaction process.

We have achieved both growth and profitability. Our revenue increased by 138.2% from RMB471.0 million in 2021 to RMB1,121.6 million (US$162.6 million) in 2022. We achieved profitability in 2022, the third year since our inception, with net income of RMB18.8 million (US$2.7 million). In addition, we successfully turned around our negative operating cash flow, generating a net cash flow of RMB87.7 million (US$12.7 million) from our operating activities in 2022.

Key Operating Metrics

Since the commencement of our business, we have achieved rapid growth in operating performance. We utilize a set of key operating metrics that our senior management reviews frequently to evaluate our business performance, formulate financial projections as well as make strategic decisions. The following table sets forth our key operating metrics for the periods indicated:

	For the Year Ended December 31,
	2021	2022
Key Operating Metrics
Number of insurance consumers (in thousands)	3,823.8	4,603.1
Number of new policies (in thousands)	4,551.0	6,467.6
First year premiums (RMB in millions)	4,975.1	8,549.7

The number of insurance consumers in a given year refers to the number of policyholders corresponding to all valid policies during such year. Policyholders who purchased multiple policies are only counted once. The number of insurance consumers, as a key operating metric, is indicative of the scale of our consumer base and the size of our business operations, which reflect our long-term capabilities to effectively compete with other players in China’s online insurance distribution industry. Meanwhile, our management closely monitors any changes in the number of insurance consumers in day-to-day operations to evaluate the effectiveness of our sales and marketing efforts, which then allows us to adjust or upgrade our business strategies to reach more potential consumers and enhance the competitiveness of insurance products we offer. In 2021 and 2022, the number of our insurance consumers reached 3.8 million and 4.6 million, respectively.

The number of new policies in a given year represents the total number of new policies of both short-term insurance and long-term insurance purchased by our insurance consumers in such year. The number of new policies is a key indicator of the frequency of policy sales and the level of consumer engagement, which can reveal the overall effectiveness of our engine in offering competitive insurance products and our ability to match consumers with customized products. By tracking and analyzing the number of new policies facilitated by us, our management can comprehensively evaluate various aspects of our business operations, enabling us to better carry out targeted marketing activities and assist insurance carriers in customizing more competitive insurance products. In 2021 and 2022, the number of new policies facilitated on our platform reached 4.6 million and 6.5 million, respectively.

First year premiums achieved on our platform in a given year are the premiums that policyholders are required to pay for new policies of both short-term insurance and long-term insurance purchased in such year. We derive a majority of our revenue from the insurance distribution and services provided to our partnered insurance carriers, and first year premiums collected by insurance carriers to a certain extent reflect how well their insurance products on our platform are received by insurance consumers. Therefore, first year premiums in a given year reflect our competitiveness as an online insurance distributor and our ability to market insurance products to end consumers. By paying close attention to first year premiums, our management correspondingly maintains or refines our business strategies in sales and marketing. First year premiums achieved on our platform amounted to RMB8.5 billion in 2022, representing an increase of 71.8% from RMB5.0 billion in 2021.

Key Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our business, results of operations and financial condition are affected by general factors driving China’s national economy, the insurance industry and the online insurance industry. These factors include, among others, (i) the macroeconomic environment, (ii) demographic patterns, (iii) level of disposable income per capita, (iv) level of consumer spending, (v) consumption habits and preferences of consumers, (vi) awareness of common risks and hazards, (vii) knowledge of the protections provided by insurance, (viii) attitude among the public towards life and A&H insurance, (ix) prevailing commission rates applicable to insurance distribution services, (x) service fees charged to insurance carriers, (xi) the regulatory environment, and (xii) overall competitive landscape. As a result, unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by the general factors set forth above, our results of operations are also more directly affected by specific factors relating to our business, including:

Our ability to reach internet users and expand our insurance consumer base

While we derive revenue primarily from providing insurance distribution and services for insurance carriers, insurance consumers are the ultimate purchasers of insurance products. The sales volume of insurance products, in turn, significantly impacts the fees that we may receive from insurance carriers. Therefore, our insurance consumers are crucial for our sustainable and profitable business operations in China. As we compete in China’s online insurance distribution industry, we need to have access to Chinese internet users. To this end, we rely on precision online marketing to reach the massive and growing user base of online platforms and convert them into our insurance consumers.

In 2021 and 2022, the number of our insurance consumers reached 3.8 million and 4.6 million, respectively. By introducing competitive insurance products to those less exposed to insurance coverage through the internet, we have become a leading technology-driven online insurance distributor in China. Since we have highly targeted strategies for each primary type of insurance products’ consumers, we are able to increase sales as we grow and gain more insight into their insurance needs. In 2021 and 2022, our insurance consumers aged between 30 and 60 accounted for 77.2% and 81.2% of our total insurance consumers, respectively.

To increase our brand awareness and sales volume, we engage with online platforms in China to reach a massive base of internet users and attract them to visit our website, WeChat official account and WeChat mini-program. Using our engine, we implement targeted advertising that optimizes user reach and conversion rates, thereby growing both our consumer base and sales. In particular, we have developed an Intelligent Marketing System that can accurately identify prospective consumers and automatically match them with customized insurance products.

We have established a model architecture that supports and connects our media model network, user model network and product model network to achieve accurate, efficient and automated advertising that optimizes our consumer acquisition unit economics. Furthermore, through commercial application of technologies throughout the insurance service cycles, such as intelligent marketing and intelligent consumer service, we have significantly boosted operational efficiency and reduced personnel and operational costs.

Our ability to upgrade our insurance product mix and distribution mix

Through our partnerships with insurance carriers, we can provide consumers with attractive and competitive insurance products on our platform, which has been a central pillar of our success in the three years since our inception. Starting with health insurance products, we have expanded our offerings to a broad spectrum of insurance solutions, with a particular focus on medical, critical illness and life insurance products. While we intend to maintain our strength in distributing health insurance products, we will continue to upgrade our product mix to capture new opportunities and meet the evolving needs of our expanding consumer base by expanding our offering of competitive insurance products, such as other life insurance products and annuity insurance products.

In 2021 and 2022, our short-term insurance products distributed generated first year premiums of RMB4.6 billion and RMB7.9 billion, respectively, accounting for 92.1% and 92.6% of the total first year premiums on our platform, respectively. Recognizing that long-term insurance products are able to provide consumers with more stable protections and bring our partnered insurance carriers additional commercial returns, we plan to launch more competitive long-term insurance products and recommend them to our existing short-term insurance policyholders to maximize their lifetime value.

At present, online channels contribute significantly to our consumer acquisition efforts. While we plan to deepen and optimize our marketing efforts via online channels, we also intend to enhance our proprietary traffic channels, such as our long-term insurance operation center, to promote the sales of our long-term insurance products and diversify the channels through which we can reach potential consumers.

Our ability to maintain and expand our cooperation with insurance carriers

Maintaining and deepening our cooperation with insurance carriers is crucial for our success as an online insurance distributor in China. In 2022, the insurance products available on our platform were sourced from 56 trustworthy and reputable insurance carriers in China. Our relationships with these insurance carriers were rapidly built during the three years since our inception. We have access to a vast array of insurance products underwritten by partnered insurance carriers, which we can then introduce to our insurance consumers. By offering a wide range of insurance products, we are better able to meet the diverse needs of our consumers, which in turn leads to increased policy sales on our platform and enhanced consumer satisfaction and loyalty.

Our revenue stream is dependent on our cooperation with insurance carriers. We generate a majority of our revenue by providing insurance distribution and services to partnered insurance carriers. We distribute insurance products underwritten by insurance carriers, and primarily receive commission fees from insurance carriers as a percentage of the premiums. Underpinned by our industry-leading capabilities in data analytics and networks of interconnected models, we also provide technical services for insurance carriers, such as technical advisory services, full consumer service cycle engine application and development, establishment and upgrading of intelligent insurance, and capacity building for intelligent consumer service. These services help insurance carriers reduce costs and improve operational efficiency. In 2021 and 2022, our insurance distribution and services provided to insurance carriers generated revenue of RMB433.0 million and RMB982.0 million (US$142.4 million), respectively.

Our collaboration with insurance carriers has been extensive and strategic. Enabled by our deep knowledge of the online insurance and insurance distribution industries and deep insights into consumer preferences, we assist partnered insurance carriers in the customization of insurance products that address the evolving demand and preferences of insurance consumers. Functioning as an online insurance distributor, we also facilitate premium collection and provide other types of support for the benefit of insurance carriers. Going forward, we plan to maintain and deepen our collaboration with selected insurance carriers, introducing more competitive and customized insurance products to our consumers and facilitating the business growth of insurance carriers.

Our ability to enhance operating efficiency of our business

The operational efficiency of our comprehensive consumer service cycle engine plays a pivotal role in determining our overall performance and financial results. Our operating costs and expenses primarily consist of operations and support expenses, selling and marketing expenses, research and development expenses, and general and administrative expenses. By diligently managing these costs and expenses, we can significantly bolster our operational efficiency and drive improvements in our financial performance. Notably, our high operating leverage allows us to achieve profitability while concurrently maintaining a robust liquidity position. This remarkable achievement is primarily attributable to our unwavering commitment to optimizing operational processes and maximizing efficiency throughout our organization.

We invest significantly in selling and marketing efforts to reach potential insurance consumers. In addition, we analyze data and make data-driven decisions to allocate our marketing resources more efficiently and improve the effectiveness of our business strategies. Our Intelligent Marketing System enables us to adopt a precision marketing approach, leveraging model networks to strategically place advertisements across different online platforms in China. This helps us acquire new consumers and retain existing consumers at optimal cost levels. We also closely monitor the return on investment of our marketing efforts. The proportion of our selling and marketing expenses to our total revenue decreased significantly from 134.2% in 2021 to 69.2% in 2022 despite the increase in the number of our insurance consumers from 3.8 million in 2021 to 4.6 million in 2022, demonstrating our enhanced capabilities to leverage effective marketing strategies to improve our consumer acquisition efficiency and overall profitability.

In addition to selling and marketing expenses, we have also been able to reduce both operations and support expenses and general and administrative expenses as a percentage of our revenue. Through continuous optimization of our operations and cost control measures, our operations and support expenses as a percentage of our revenue decreased from 25.9% in 2021 to 12.4% in 2022, and general and administrative expenses as a percentage of our revenue decreased from 14.0% to 7.2% during the same periods. These decreases improve our profitability, which ultimately contributes to our financial performance.

Impact of Global Infectious Diseases on Our Operations

In recent years, multiple rounds of infectious diseases broke out around the globe. Beginning in 2020, the outbreak of COVID-19 spread across the globe, which resulted in the temporary closure of many corporate offices and facilities all over the world. However, our business and results of operations in 2021 and 2022 were not materially affected by the COVID-19 pandemic. We and our business partners have not experienced significant business disruptions and suspension of operations due to quarantine measures to contain the spread of the pandemic. However, the extent to which infectious diseases impact our results of operations will depend on the future occurrence and developments of such diseases, which are highly uncertain and unpredictable. See “Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic may have an adverse effect on our business, financial condition and results of operations.”

Key Components of Results of Operations

Revenue

We generate revenue from (i) insurance distribution and services, (ii) knowledge sharing services and (iii) other sources. Our revenue derived from the provision of insurance distribution and services primarily consists of commissions received from partnered insurance carriers, which are determined based on a percentage of premiums paid by the policyholder, and the fees received from insurance carriers for different types of services provided by us, such as technical advisory services, full consumer service cycle engine application and development, establishment and upgrading of intelligent insurance, and capacity building for intelligent consumer service. Our revenue derived from knowledge sharing services consists of payments from individual learners for knowledge sharing courses provided by us. In order to facilitate offshore financing and listing, we carried out a series of corporate restructuring activities in relation to knowledge sharing services. For more details, see “Corporate History and Structure.” We also generate revenue from other sources, such as providing advertising services for other business entities. The following table sets forth a breakdown of our total revenue by business segment, both in absolute amounts and as percentages of our total revenue, for the periods indicated:

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue:
Insurance distribution and services	433,012	92.0	982,025	142,380	87.6
Knowledge sharing services	36,797	7.8	138,258	20,046	12.3
Others	1,163	0.2	1,354	196	0.1

Total	470,972	100.0	1,121,637	162,622	100.0

Operating Costs and Expenses

Our operating costs and expenses consist of: (i) selling and marketing expenses, (ii) operations and support expenses, (iii) research and development expenses, and (iv) general and administrative expenses. Among them, operations and support expenses mainly consist of channel fees, cloud service and bandwidth costs, transaction fees charged by third-party payment companies related to insurance distribution and services, and other direct costs related to our business operations. The following table sets forth the components of our total operating costs and expenses, both in absolute amounts and as percentages of the total expenses, for the periods indicated:

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Selling and marketing expenses	632,210	69.0	776,186	112,536	69.6
Operations and support	121,848	13.3	138,555	20,089	12.4
Research and development expenses	96,481	10.5	119,975	17,395	10.8
General and administrative expenses	65,796	7.2	80,783	11,712	7.2

Total	916,335	100.0	1,115,499	161,732	100.0

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Our subsidiary in Hong Kong is subject to an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000 and 8.25% for assessable profits below HKD2,000,000. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax.

Mainland China

Generally, our subsidiary incorporated in mainland China is subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. Yuanbao Kechuang (Beijing) Technology Co., Ltd. and Yuanbao Shuke (Beijing) Technology Co., Ltd. are entitled to the favorable statutory tax rate of 15% starting from 2022 because of their qualification as a “High and New Technology Enterprise (HNTE).” Such status is subject to annual evaluation and a requirement that they reapply for HNTE status every three years.

The PRC Enterprise Income Tax Law and regulations provide that entities recognized as Software Enterprises are able to enjoy a tax exemption for two years commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years.

Enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 100% of the qualified research and development expenses incurred in determining its tax assessable profits for that year.

Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any our subsidiary outside of mainland China was deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in Mainland China—Our income and the dividends that we may receive from our mainland China subsidiary, dividends distributed to our non-mainland China shareholders, and gains recognized by such shareholders, may be subject to mainland China taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenue, for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Years Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except percentages, share and per share data)
Revenue	470,972	100.0	1,121,637	162,622	100.0
Operating costs and expenses:
Operations and support	(121,848)	(25.9)	(138,555)	(20,089)	(12.4)
Selling and marketing expenses	(632,210)	(134.2)	(776,186)	(112,536)	(69.2)
General and administrative expenses	(65,796)	(14.0)	(80,783)	(11,712)	(7.2)
Research and development expenses	(96,481)	(20.5)	(119,975)	(17,395)	(10.7)

Total operating costs and expenses	(916,335)	(194.6)	(1,115,499)	(161,732)	(99.5)

Other income/(expenses):
Interest income	3,199	0.7	7,055	1,023	0.6
Exchange (loss)/gains	(128)	(0.0)	3,534	512	0.3
Investment income	746	0.2	1,234	179	0.1
Others, net	36	0.0	2,701	392	0.2
(Loss)/income before income taxes	(441,510)	(93.7)	20,662	2,996	1.8

Income tax expense	-	-	(1,910)	(277)	(0.2)
Net (loss)/income	(441,510)	(93.7)	18,752	2,719	1.7
Accretions to preferred shares redemption value	(776,433)	(164.9)	(454,121)	(65,841)	(40.5)
Net loss attributable to the Yuanbao Inc.’s ordinary shareholders	(1,217,943)	(258.6)	(435,369)	(63,123)	(38.8)
Net (loss)/income	(441,510)	(93.7)	18,752	2,719	1.7
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(15,171)	(3.2)	17,591	2,550	1.6
Total other comprehensive (loss)/income	(15,171)	(3.2)	17,591	2,550	1.6

Total comprehensive (loss)/income	(456,681)	(97.0)	36,343	5,269	3.2
Accretions to preferred shares redemption value	(776,433)	(164.9)	(454,121)	(65,841)	(40.5)

Comprehensive loss attributable to the Yuanbao Inc.’s ordinary shareholders	(1,233,114)	(261.8)	(417,778)	(60,572)	(37.2)

Net loss attributable to the Yuanbao Inc.’s ordinary shareholders per share
Basic	(63.73)		(9.87)
Diluted	(63.73)		(9.87)
Weighted average number of ordinary shares
Basic	19,109,589		44,109,589
Diluted	19,109,589		44,109,589

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Our revenue increased by 138.2% from RMB471.0 million for the year ended December 31, 2021 to RMB1,121.6 million (US$162.6 million) for the year ended December 31, 2022. The increase was primarily driven by the significant growth in our revenue generated from the provision of insurance distribution and services, as a result of our expanded business operations in China.

Insurance distribution and services. Our revenue generated from insurance distribution and services increased by 126.8% from RMB433.0 million for the year ended December 31, 2021 to RMB982.0 million (US$142.4 million) for the year ended December 31, 2022, primarily due to (i) the expansion of our insurance consumer base as we made more efforts on selling and marketing, (ii) our more diversified offerings of insurance products as we deepened our collaboration with select insurance carriers, and (iii) more services provided by us to insurance carriers.

Knowledge sharing services. Our revenue generated from knowledge sharing services increased by 275.7% from RMB36.8 million for the year ended December 31, 2021 to RMB138.3 million (US$20.0 million) for the year ended December 31, 2022, primarily due to the expansion of the subscriber base of our knowledge sharing services. In order to facilitate offshore financing and listing, we carried out a series of corporate restructuring activities in relation to knowledge sharing services. For more details, see “Corporate History and Structure.”

Others. Our other revenue increased by 16.4% from RMB1.2 million for the year ended December 31, 2021 to RMB1.4 million (US$0.2 million) for the year ended December 31, 2022, mainly due to the increased scale of other commercial activities, including the provision of advertising services.

Operating Costs and Expenses

Our total operating costs and expenses increased by 21.7% from RMB916.3 million for the year ended December 31, 2021 to RMB1,115.5 million (US$161.7 million) for the year ended December 31, 2022, primarily attributable to our expanded business operations. However, our operating costs and expenses as a percentage of our total revenue decreased significantly from 194.6% in 2021 to 99.5% in 2022 as we continued to optimize our operating efficiency.

Selling and marketing expenses. Our selling and marketing expenses increased by 22.8% from RMB632.2 million for the year ended December 31, 2021 to RMB776.2 million (US$112.5 million) for the year ended December 31, 2022, primarily due to an increase in advertising and promotional expenses in order to attract new insurance consumers and expand our business scale. However, our selling and marketing expenses as a percentage of our total revenue decreased significantly from 134.2% in 2021 to 69.2% in 2022, demonstrating our enhanced capabilities to leverage technology to improve our consumer acquisition efficiency.

Operations and support. Our operations and support expenses increased by 13.7% from RMB121.8 million for the year ended December 31, 2021 to RMB138.6 million (US$20.1 million) for the year ended December 31, 2022, primarily due to our expanded business scale. However, our operations and support expenses as a percentage of our total revenue decreased from 25.9% in 2021 to 12.4% in 2022, primarily due to the enhanced application of intelligent consumer service which decreased the proportion of personnel costs out of total revenue.

General and administrative expenses. Our general and administrative expenses increased by 22.8% from RMB65.8 million for the year ended December 31, 2021 to RMB80.8 million (US$11.7 million) for the year ended December 31, 2022, primarily due to increased compensation expenses paid for functional personnel. However, our general and administrative expenses as a percentage of our total revenue decreased from 14.0% in 2021 to 7.2% in 2022, primarily due to increased benefits from economies of scale as we expanded our business operations in China’s online insurance distribution industry.

Research and development expenses. Our research and development expenses increased by 24.4% from RMB96.5 million for the year ended December 31, 2021 to RMB120.0 million (US$17.4 million) for the year ended December 31, 2022, primarily due to our increased investment in research and development efforts.

Other Income/(Expenses)

Interest income. Our interest income increased by 120.5% from RMB3.2 million for the year ended December 31, 2021 to RMB7.1 million (US$1.0 million) for the year ended December 31, 2022, primarily due to increase of time deposits as we received proceeds from financing activities in 2021.

Others. The other part of other income/(expenses) included exchange (loss)/gains, investment income, and others (net). Among the other part of other income/(expenses), others (net) increased significantly from RMB0.04 million in 2021 to RMB2.7 million (US$0.4 million) in 2022, primarily due to the increased amount of VAT super-deduction and government incentives that we received.

Income Tax Expense

Our income tax expense increased from nil for the year ended December 31, 2021 to RMB1.9 million (US$0.3 million) for the year ended December 31, 2022, primarily because we recorded net income of RMB18.8 million (US$2.7 million) in 2022.

Net (Loss)/Income

As a result of the foregoing, while we had net loss of RMB441.5 million in 2021, we achieved net income of RMB18.8 million (US$2.7 million) in 2022.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and financing activities. As of December 31, 2021 and 2022, our cash and cash equivalents were RMB548.9 million and RMB442.6 million (US$64.2 million), respectively. Our cash and cash equivalents mainly represent bank deposits and short-term, highly liquid investments, with original maturities of less than three months that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates. Moreover, as of December 31, 2021 and 2022, our time deposits were RMB35.0 million and RMB247.4 million (US$35.9 million), respectively. As of December 31, 2021 and 2022, our restricted cash was RMB10.0 million and RMB10.0 million (US$1.5 million), respectively. Our restricted cash primarily consists of guaranteed deposits required by the National Administration of Financial Regulation.

We believe that our existing cash and cash equivalents are sufficient to fund our operating activities, capital expenditures and other obligations for the next 12 months. After this offering, we may decide to enhance our liquidity position or increase our cash reserve through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2022, substantially all of our cash and cash equivalents were held in financial institutions in mainland China and denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have power to direct the activities and decisions that most significantly impact the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Corporate History and Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

As a holding company with no material operations of our own, we conduct our operations primarily through our mainland China subsidiary and the VIE. We are permitted under laws and regulations of mainland China to provide funding to our mainland China subsidiary only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in Mainland China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our mainland China subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.” The ability of our subsidiary in mainland China to make dividends or other cash payments to us is subject to certain restrictions and requirements under laws and regulations of mainland China. See “Risk Factors—Risks Related to Doing Business in Mainland China—We may rely to a significant extent on dividends and other distributions on equity paid by our mainland China subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our mainland China subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.” and “Risk Factors—Risks Related to Doing Business in Mainland China—Our income and the dividends that we may receive from our mainland China subsidiary, dividends distributed to our non-mainland China shareholders, and gains recognized by such shareholders, may be subject to mainland China taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(244,989)	87,719	12,718
Net cash used in investing activities	(90,435)	(218,932)	(31,742)
Net cash provided by financing activities	726,366	-	-
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(12,027)	24,840	3,601
Net increase/(decrease) in cash and cash equivalents and restricted cash	378,915	(106,373)	(15,423)
Cash and cash equivalents and restricted cash at beginning of the year	180,017	558,932	81,038
Cash and cash equivalents and restricted cash at end of the year	558,932	452,559	65,615

Operating Activities

Net cash provided by operating activities was RMB87.7 million (US$12.7 million) in 2022, as compared to a net income of RMB18.8 million (US$2.7 million) in the same year. The difference was primarily due to the adjustments of certain non-cash items and changes in certain working capital accounts. Such non-cash items primarily included (i) share-based compensation of RMB29.0 million (US$4.2 million), (ii) amortization of right-of-use assets of RMB8.9 million (US$1.3 million), (iii) foreign exchange gains of RMB3.5 million (US$0.5 million), and (iv) amortization of intangible assets of RMB2.7 million (US$0.4 million). The changes in working capital accounts that affected operating cash flow in 2022 primarily included (i) an increase in accrued expenses and other current liabilities of RMB236.7 million (US$34.3 million), primarily due to the significant increase in our promotion fee payables as we enhanced sales and marketing efforts to reach potential consumers and promote insurance products available on our platform, (ii) an increase in salary and welfare payable of RMB21.2 million (US$3.1 million), primarily due to the increase in the number of our personnel, and (iii) a decrease in prepayments and other current assets of RMB14.8 million (US$2.1 million), primarily due to our enhanced efforts to manage our prepayments, partially offset by (i) an increase in accounts receivable, net of RMB185.3 million (US$26.9 million), primarily due to the growth in our revenue, and (ii) a decrease in contract liabilities of RMB58.8 million (US$8.5 million), primarily due to our accelerated pace in discharging our contractual obligations.

Net cash used in operating activities was RMB245.0 million in 2021, as compared to a net loss of RMB441.5 million. The difference was primarily due to the adjustments of certain non-cash items and changes in certain working capital accounts. Such non-cash items primarily included (i) share-based compensation of RMB17.7 million, (ii) amortization of right-of-use assets of RMB7.9 million, (iii) amortization of intangible assets of RMB1.8 million, and (iv) depreciation of property and equipment of RMB1.7 million. The changes in working capital accounts that affected operating cash flow in 2021 primarily included (i) an increase in contract liabilities of RMB176.5 million, primarily due to our expanded scale of business operations, (ii) a decrease in accounts receivable, net of RMB25.4 million, primarily due to the shortening of credit terms granted for accounts receivable, and (iii) an increase in salary and welfare payable of RMB20.3 million, primarily due to the increase in the number of our personnel, partially offset by (i) a decrease in accrued expenses and other current liabilities of RMB38.7 million, primarily attributable to changes of sales and marketing expenses in the fourth quarter of 2021 caused by insurance product adjustment in response to regulatory policies, and (ii) an increase in prepayments and other current assets of RMB25.7 million, which was in line with the expansion of our business scale.

Investing Activities

Net cash used in investing activities was RMB218.9 million (US$31.7 million) in 2022, consisting primarily of (i) cash of RMB608.7 million (US$88.3 million) paid on short-term investments and time deposits, primarily including time deposits at banks and wealth management products with R1 risk, (ii) cash of RMB6.3 million (US$0.9 million) paid on acquisition of Shouxin Insurance (net of cash acquired), and (iii) cash of RMB2.9 million (US$0.4 million) paid to acquire property and equipment and intangible assets, partially offset by cash of (i) RMB275.9 million (US$40.0 million) received from maturity of time deposits, and (ii) RMB122.7 million (US$17.8 million) received from disposal of short-term investments, primarily including mature time deposits at banks and wealth management products with R1 risk.

Net cash used in investing activities was RMB90.4 million in 2021, consisting primarily of (i) cash of RMB257.0 million paid on short-term investments and time deposits, primarily including time deposits at banks and wealth management products with R1 risk, (ii) cash of RMB18.7 million paid on acquisitions of Shouxin Insurance (net of cash acquired), and (iii) cash of RMB8.7 million paid on other acquisitions (net of cash acquired), partially offset by cash of RMB197.0 million received from disposal of short-term investments, primarily including mature time deposits at banks and wealth management products with R1 risk.

Financing Activities

Net cash provided by financing activities was nil in 2022.

Net cash provided by financing activities was RMB726.4 million in 2021, primarily attributable to (i) net proceeds of RMB513.6 million from issuance of our Series C1 convertible redeemable preferred shares, (ii) net proceeds of RMB212.7 million from issuance of our Series C2 convertible redeemable preferred shares, and (iii) cash received from bridge loans from Series C1 shareholders of RMB96.8 million, partially offset by cash repayments of bridge loans to Series C1 shareholders of RMB96.8 million.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include capital expenditures and lease payments. Our capital expenditures are primarily incurred for purposes of purchasing property, equipment and intangible assets. In 2021 and 2022, our capital expenditures amounted to RMB3.3 million and RMB2.9 million (US$0.4 million), respectively.

The following table sets forth our remaining undiscounted lease payments under non-cancellable operating leases as of December 31, 2022:

	Payment Due in the Year Ended December 31,
	Total	2023	2024	2025
	(RMB in thousands)
Remaining undiscounted lease payments	27,393	11,662	11,373	4,358

The table above sets forth the maturities of lease liabilities under our non-cancellable operating leases as of December 31, 2022. Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantee as of December 31, 2022.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments to support the growth of our business.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our restated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above.

Fair value of preferred shares

The redemption price of the preferred shares shall be equal to the highest of: (i) an amount equal to: preferred shares issue price*(1+8%*N), N = a fraction, the numerator of which is the number of calendar days between the original issue date and the date on which the redemption price with respect to the preferred shares is paid and the denominator of which is 365, plus all declared but unpaid dividends on the Series B preferred shares required to be redeemed up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) one hundred and twenty percent (120%) of the original investment amount, plus all declared but unpaid dividends; or (iii) the fair market value of the preferred shares determined by an independent appraiser selected jointly by the Company, Rui Fang, Shuli Sun, Ying Li, Bo Wang, and the holders of a majority of redeeming preferred shares.

When determining the fair value of our ordinary shares and preferred shares, we firstly utilize Discounted Cash Flow (“DCF”) approach to estimate the fair value of our total equity value based on our projected cash flows using our best estimate as of the valuation date, then use the Option Pricing Method (“OPM”) to allocate fair value of ordinary share and preferred share.

The major assumptions used in the determination of the fair value of preferred shares are as following:

	2021	2022
Expected dividends yields	0%	0%
Expected volatility	40.9%–42.9%	46.7%–53.2%
Risk-free interest rate	0.7%–1.2%	2.4%–4.3%
Discount for Lack of Marketability (DLOM)	17.9%–18.5%	19.0%–19.2%
The underlying equity value (including preferred shares and ordinary shares)(1)

(1)	The major assumptions used in calculating the underlying equity value include:

•	WACCs: WACCs were determined based on a consideration of the factors including risk-free interest rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•

Comparable companies: In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the online insurance distributor industry and (ii) their shares are publicly traded in the United States.

•

Discount for lack of marketability (“DLOM”): DLOM was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The following table estimates the effect of changes in key assumptions on the consolidated financial statements.

Assumption	Basic Point Change	Increase/(Decrease) of equity value as of December 31,
		2021 (RMB in thousands)	2022 (RMB in thousands)
Forecasted revenue	+/–10%	295,000/(295,000)	474,000/(473,000)
WACC	+/–100 bps	(194,000)/219,000	(311,000)/357,000

Fair value of share-based awards

The grant date fair value of share-based awards is calculated using the binomial option pricing model. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement.

The major assumptions used in the determination of the fair value of share-based awards are as following:

	2021	2022
Risk-free interest rate	0.9%–1.2%	1.7%–3.3%
Expected volatility	41.1%–41.3%	42.3%–44.4%
Expected dividend yields	—	—
Expected term (years)	10	10
Discount for lack of marketability (“DLOM”)	18.1%–18.4%	19.0%–19.2%
Fair value of the underlying shares on the date of option grants (RMB)	3.2–6.3	9.6–12.3

Assumptions are updated at each grant date of new options.

See Note 15 of our consolidated financial statements included elsewhere in this prospectus for more information regarding accounting for share-based compensation.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We regularly re-evaluate our assumptions, judgments and estimates. For details of our accounting policies and significant judgments and estimates used in the preparation of our financial statements, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Recently Issued Accounting Pronouncements Not Yet Adopted

We qualify as an “emerging growth company”, or “EGC”, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, we elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act, that is we do not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires these of the if-converted method. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption of the amendments is permitted. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments. We are currently evaluating the impact of the new guidance on the consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which clarifies or improves disclosure and presentation requirements of a variety of topics, such as statement of cash flows, earnings per share and equity, etc. The amendments are effective for entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. We are currently evaluating the impact of the new guidance on the consolidated financial statements.

Holding Company Structure

Yuanbao Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiary, the VIE and its subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiary. If our existing mainland China subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in mainland China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. Under laws of mainland China, each of our subsidiary and consolidated affiliated entities in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiary and consolidated affiliated entities may allocate a portion of their after-tax profits based on mainland China accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiary has not paid dividends, and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our lack of sufficient accounting and financial reporting personnel with appropriate knowledge to properly account for equity related transactions in accordance with U.S. GAAP.

We are in the process of implementing a number of measures to address the material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, (iii) establishing controls to identify equity related transactions to ensure such transactions are appropriately accounted for, and (iv) developing a set of internal accounting manuals for equity related transactions which documents the current U.S. GAAP accounting standards and technical accounting guidance that are applicable to our business.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation.

Quantitative and Qualitative Disclosures about Market Risk

Currency Risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, has the administration authority for the conversion of RMB into foreign currencies. The value of RMB is subject to changes in global and local economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash.

As of December 31, 2021 and 2022, we had cash at bank denominated in US dollars amounting to US$53.0 million (RMB337.6 million) and US$0.3 million (RMB2.2 million), respectively, and denominated in RMB amounting to approximately RMB211.3 million and RMB440.4 million, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject us to the concentration of credit risk mainly consist of cash and cash equivalents, time deposits, short-term investments and accounts receivable.

As of December 31, 2021 and 2022, substantially all of our cash and cash equivalents, time deposits and short-term investments were held in financial institutions located in China, which management considers being of high credit quality.

As of December 31, 2021 and 2022, we had RMB295.0 million and RMB440.8 million, cash and cash equivalents held by our PRC subsidiaries and VIE, representing 53.7% and 99.6% of our total cash and cash equivalents, respectively. Cash transfers from our PRC subsidiaries and VIE to their parent companies outside of China are subject to relevant laws and regulations. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to our company, or otherwise satisfy their foreign currency denominated obligations.

Details of the customers accounting for 10% or more of our total revenue as of December 31, 2021 and 2022, respectively, are as follows:

	For the year ended December 31,
	2021		2022
	RMB	%	RMB	%
	(in thousands)		(in thousands)
Customer A	264,184	56%	366,475	33%
Customer B	*	*	128,129	11%

*	represented less than 10% of revenue for the year.

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	For the year ended December 31,
	2021		2022
	RMB	%	RMB	%
	(in thousands)		(in thousands)
Customer A	16,406	28%	43,810	18%
Customer B	21,597	37%	24,482	10%
Customer C	8,652	15%	*	*
Customer D	*	*	49,020	20%
Customer E	*	*	39,277	16%
Customer F	*	*	26,614	11%

*	represented less than 10% of accounts receivable as of the year end.

We perform ongoing credit evaluations of our customers and generally do not require collateral on accounts receivable.

INDUSTRY OVERVIEW

Overview of China’s Internet Market

The number of internet users and the internet penetration rate in China have been steadily increasing in recent years. According to Frost & Sullivan, the number of internet users in China grew rapidly to 1.07 billion in 2022 and is expected to reach 1.27 billion in 2027. China’s internet penetration rate, i.e., the percentage of internet users in the total population, increased to 75.6% in 2022 and is projected to reach 90.2% in 2027.

Meanwhile, internet users in China are spending a significant amount of time online. In 2022, the average time spent online per internet user in China was 26.7 hours per week, according to Frost & Sullivan. This increasing online usage has fueled innovation and robust growth across various industries, highlighting the critical role of internet in China’s economy.

China’s income per capita has been on a remarkable upward trajectory, surpassing RMB84.4 thousand in 2022 and is expected to reach RMB117.8 thousand in 2027. The growth of China’s income per capita results in stronger overall consumption ability and willingness, thereby enhancing the development of the internet economy.

The proliferation of the internet and mobile technology has had a profound impact on Chinese consumption patterns. E-commerce has experienced rapid growth in recent years and provides a strong foundation for the expansion of the online insurance market. The traditional model of agent-led distribution in the insurance industry is evolving. With more accessible real-time information online, internet users can better understand insurance products and are increasingly willing to purchase insurance online.

According to Frost & Sullivan, China’s online retail sales penetration rate will increase from 31.4% in 2022 to 36.6% in 2027. Based on the same source, China’s online insurance sales penetration rate stood at 10.2% in 2022 and is expected to reach 25.8% in 2027, which suggests accelerating acceptance of online insurance sales.

The chart below presents the historical and projected penetration rates of online retail sales and online insurance sales in China for the years indicated:

Source: Frost & Sullivan

The internet industry is undergoing significant disruption due to the widespread adoption of advanced technologies such as data analytics and AI. Companies are leveraging on these technologies to enhance various aspects of their operations, including product creation, distribution and promotion. The implementation of these technologies not only improves consumer experience and satisfaction but also enhances risk management and fraud detection capabilities, thereby contributing to a more robust and efficient insurance ecosystem.

China’s insurance market still substantially lags behind those in mature markets, in terms of penetration rate. According to Frost & Sullivan, the insurance penetration rates in the United States, the United Kingdom and Japan were 11.6%, 10.5% and 8.2% in 2022, and are expected to reach 12.9%, 11.5% and 9.3% in 2027, respectively. In contrast, China’s insurance penetration rate is projected to rise from 3.9% in 2022 to 5.0% in 2027. The chart below presents the historical and projected data of insurance penetration rates in 2022 and 2027.

Note: Insurance penetration is defined as insurance premium over GDP.

Source: Frost & Sullivan

Overview of China’s Personal Life and A&H Insurance Market

There is a substantial and growing demand for healthcare and insurance services in China. In 2022, China ranked as the second-largest insurance market globally in terms of the insurance premium income, according to Frost & Sullivan. The personal life and A&H insurance market in China has experienced continuous growth in recent years, increasing from RMB2.7 trillion in 2018 to RMB3.4 trillion in 2022 in terms of GWP with a CAGR of 5.9%. It is projected to further reach RMB5.1 trillion in 2027 with a CAGR of 8.4% from 2022 to 2027. Among which, health insurance grew rapidly from RMB0.5 trillion in 2018 to RMB0.9 trillion in 2022 with a CAGR of 12.3% and is expected to reach RMB1.6 trillion in 2027 with a CAGR of 12.6%.

The chart below illustrates the historical and projected GWP of personal life and A&H insurance among China’s insurance market for the years indicated:

Source: Frost & Sullivan

Online distribution channels have gained significant momentum in China’s personal life and A&H insurance market, offering improved consumer experience and catering to consumer needs throughout the insurance purchasing and claim settlement process. In 2022, online distribution accounted for 11.1% of China’s personal life and A&H insurance in terms of GWP, up from 4.4% in 2018. It is projected to reach 29.6% in 2027, reflecting a huge growth potential of the online personal life and A&H insurance market. The GWP of China’s personal life and A&H insurance distributed online increased from RMB0.1 trillion in 2018 to RMB0.4 trillion in 2022 with a CAGR of 33.5% and is expected to reach RMB1.5 trillion in 2027 with a CAGR of 32.0% from 2022 to 2027. The growth in online distribution has significantly outpaced the CAGR of 4.0% and 3.4% for offline distribution during the same periods respectively.

The chart below presents the historical and projected online and offline market size of China’s personal life and A&H insurance in terms of GWP for the years indicated:

Source: Frost & Sullivan

Growth Drivers of China’s Personal Life and A&H Insurance Market

Key growth drivers of China’s personal life and A&H insurance market include:

Strong Commercial Insurance Demand Arising from Aging Population

According to Frost & Sullivan, the proportion of the population aged 65 and over in China is expected to increase from 14.2% in 2021 to 20.5% in 2030, and it is estimated that China will have the world’s largest population within this age group, totaling 323 million in 2030. This growing trend towards an aging population leads to increased demand for elder care and pension. Currently, the PRC government has implemented numerous policies designed to foster and incentivize the elder care and pension system. Commercial insurance can help mitigate the individual and social pressure related to elder care and pension to a certain extent. Consequently, it is expected that more people will choose to secure their pension and medical care through commercial insurance.

Increased Motivation to Fill Coverage Gap of Social Medical Insurance and Basic Pension Insurance

China has established a multi-level public healthcare insurance system, centered around a basic medical security system designed to offer “basic protection and wide coverage” for common illnesses. Commercial medical insurance serves as a supplement to basic social medical insurance within the multi-level public healthcare insurance system. It plays a crucial role in sharing the medical expenses, providing coverage beyond the scope of basic medical protection, and catering to the diverse protection needs of the middle and high-income groups. Consequently, commercial health insurance is expected to continue its robust growth.

In addition, China has initially established a three-pillar pension system which comprises (i) basic public pension insurance, (ii) supplementary corporate pension insurance for employees, and (iii) individual savings pension insurance and commercial pension insurance. According to Frost & Sullivan, by the end of 2022, China’s investment in the pension system accounted for only 12% of China’s total national GDP, compared with 30% in Japan, 89% in the United Kingdom and 134% in the United States, indicating a significant gap in coverage within China’s pension system. To bridge this gap, the Chinese government is promoting the advancement of the third pillar, ie. individual savings pension insurance and commercial pension insurance, to further establish a more comprehensive pension system.

Increasing Demand of Insurance

With the improvement of living standards, coupled with the increasing awareness of health insurance since the COVID-19 pandemic and the rising disposable income, Chinese residents are increasingly willing and financially capable to purchase commercial insurance for comprehensive coverage and better-tailored protection. In 2022, China’s total GDP exceeded RMB120.0 trillion and GDP per capita reached RMB85,698. Meanwhile, according to the same report, the disposable income per capita of Chinese residents reached RMB36,883, indicating a CAGR of 7.25% for the past ten years, enabling Chinese residents to allocate more disposable income towards personal life and A&H insurance, driving the continued growth of life and A&H insurance.

The aforementioned factors have driven the visible growth of the China’s personal life and A&H insurance market, underlying which is a growing trend that more personal life and A&H insurance products are distributed through online distributors.

Distribution Channels of China’s Personal Life and A&H Insurance

According to Frost & Sullivan, key distribution channels for personal life and A&H insurance in China include (i) insurance carriers’ individual agents, (ii) bancassurance, (iii) direct sales and (iv) third-party distributors, accounting for 50.2%, 31.0%, 6.5% and 4.7% of the total GWP in 2022, respectively. Other distribution channels primarily include worksite marketing.

Third-party distributors act as intermediaries between insurance carriers and consumers, where they offer insurance quotes on different policies, select insurance products on consumers’ behalf, and sell policies offered by different insurance carriers in exchange for commissions. From 2018 to 2022, third-party distributors have emerged as the fastest-growing distribution channel in China’s personal life and A&H insurance market. The GWP of personal life and A&H insurance distributed through third-party distributors in China amounted to RMB161 billion in 2022, with a CAGR of 34.6% from 2018 to 2022, and is projected to further grow to RMB723 billion in 2027, with a CAGR of 35.0% from 2022 to 2027.

The market share of third-party distributors in China’ personal life and A&H insurance is much lower than that in mature markets, indicating substantial potential for growth. According to Frost and Sullivan, in 2022, third-party distributors accounted for 4.7% of the total GWP of personal life and A&H insurance in China, compared 52.1% in the United States and 78.5% in the United Kingdom. Third-party distributors are expected to contribute to 14.1% of the total GWP of personal life and A&H insurance in China in 2027.

The diagram below presents the historical and projected GWP of China’s personal life and A&H insurance distributed through distributors for the years indicated.

Source: Frost & Sullivan

Key Development Trends for Third-party Distributors

According to Frost & Sullivan, below are the key development trends for third-party distributors in China’s personal life and A&H insurance market.

Enhanced Professionalization

China’s insurance regulators have been encouraging the separation between insurance carriers and distributors and strengthening the professionalization of distributors. The regulators have implemented various policies and measures to encourage distributors to explore innovative marketing models and channels, and enhance their professionalization and specialization in insurance distribution.

Consumer-Centric Approach

With the ability to source a wide range of products from various partnered insurance carriers, insurance distributors are well positioned to meet diversified and evolving consumer demands. Insurance distributors are moving from a product-centric to a consumer-centric distribution model, enabling them to offer suitable products and tailored services and build lasting relationships with consumers.

Diversified Marketing Channels

Insurance distributors have the flexibility to collaborate with various channels and adopt a diverse array of marketing strategies. They can also dynamically adjust resource allocation among different channels and adapt marketing strategies in response to the latest industry trends and shifts in consumer preferences, in order to improve consumer acquisition efficiency.

Increased Application of Technologies

The advancements of the internet and mobile technologies have revolutionized the insurance industry. Online marketplaces and mobile applications have emerged as powerful platforms for insurance distributors to effectively reach consumers, distribute insurance products, and capture market share. Insurance distributors also embrace technologies, including data analytics, to provide value-added services to insurance carriers and consumers, such as risk assessment, product design and claim settlement.

Strengthened Partnerships with Insurance Carriers

Collaboration between insurance carriers and insurance distributors are beneficial to both parties. Through partnerships with insurance distributors, insurance carriers can improve consumer acquisition efficiency and access value-added services empowered by technologies. In the meantime, insurance distributors can enrich product offerings to better meet consumers’ diverse demands by expanding partnerships with insurance carriers.

Competitive Landscape of Insurance Distributors of China’s Personal Life and A&H Insurance

According to Frost & Sullivan, third-party distributors can be categorized into dependent and independent distributors. Dependent distributors are defined as distributors affiliated to a certain internet platform and rely on online traffic provided by such platform. Based on such definition, we are an independent distributor.

We are the second largest distributor and the largest independent distributor in China’s personal life and A&H insurance market, in terms of first year premiums in 2022, according to Frost & Sullivan.

The table below summarizes top five third-party distributors in China’s personal life and A&H insurance in terms of first year premiums in 2022.

Ranking	Company	Online/Offline	Type	Year of Incorporation	Headquarter Location	First Year Premiums (RMB billion)
1	Company A	Online	Dependent	2016	Hangzhou	50.0
2	Our Company	Online	Independent	2020	Beijing	8.5
3	Company B	Offline	Independent	2004	Beijing	7.4
4	Company C	Online	Dependent	2017	Shenzhen	7.0
5	Company D	Online	Independent	2016	Beijing	6.9

Source: Frost & Sullivan

BUSINESS

Our Mission

Our mission is to protect health and well-being through technology.

Overview

We are a leading technology-driven online insurance distributor in China. We take pride in pioneering the seamless integration of insurance with cutting-edge technologies, and have constructed a highly efficient full consumer service cycle engine. Through this engine, we successfully distribute suitable and high-quality insurance products to millions of insurance consumers. According to Frost & Sullivan, we were the largest independent insurance distributor in China’s personal life and A&H insurance market in terms of first year premiums in 2022.

Our engine enables us to provide customized services for each insurance consumer across personalized recommendation, purchasing, policy management, claim settlements and post-sales services. Built upon a scalable architecture, our engine is equipped with effective predictive capabilities generated from interconnected networks of models. This allows us to continually optimize model outcomes across different media channels, diverse consumer preferences and product depth and breadth. As of December 31, 2022, we had over 3,000 models supporting our operations.

Our engine offers significant value propositions for insurance consumers and insurance carriers. We act as a unique and efficient gateway to distribute customized insurance products underwritten by our partnered insurance carriers. We have robust collaboration with insurance carriers by empowering them to tailor a variety of flagship insurance products, which in turn enables us to attract and retain a vast consumer base and stimulate their demand for insurance products. By accumulating and analyzing more big data, we gain deeper and wider understanding of consumer demands and behavior. Through all this, we are able to fulfill consumers’ evolving needs and enhance insurance carriers’ sales at the same time.

We believe there is substantial untapped market potential for online insurance distribution. According to Frost & Sullivan, the penetration rate of online insurance sales still lags behind the penetration rate of online retail sales. Moreover, the penetration rate of online distribution for personal life and A&H insurance in China, in terms of GWP, is anticipated to double over the next five years. Driven by our engine and our market leading position, we are well-positioned to further penetrate this rapidly growing market.

We have achieved both growth and profitability. Our revenue increased by 138.2% from RMB471.0 million in 2021 to RMB1,121.6 million (US$162.6 million) in 2022. We achieved profitability in 2022, the third year since our inception, with net income of RMB18.8 million (US$2.7 million). In addition, we successfully turned around our negative operating cash flow, generating a net cash flow of RMB87.7 million (US$12.7 million) from our operating activities in 2022.

Our Full Consumer Service Cycle Engine

Our full consumer service cycle engine is composed of a deeply integrated and highly scalable model architecture, networks of interconnected models developed specifically for each phase of the service cycle and a suite of systems and tools that improves model outcomes and optimizes consumer experience.

This model architecture serves a few key functions: (i) allow data to flow seamlessly across all phases of the consumer service cycle, (ii) allow similar models to be utilized and strengthened simultaneously at different service phases, (iii) enable model outcomes at each layer or phase to potentially serve as inputs across different service paths for subsequent service phases, and (iv) scale the number and layers of models within each service phase at ease for deeper scenario analysis. As a result, we can continuously train and improve our engine’s predictive precision without compromising our existing architecture.

On top of this architecture, we have developed networks of interconnected models across media, user and product dimensions based on the data we have accumulated. We had developed over 500 media models, over 2,000 user models and over 500 product models as of December 31, 2022. These networks allow us to run large numbers of scenarios from the initial user targeting and acquisition to post-sales services to determine and continuously optimize service paths for each potential consumer. This is run recursively before we spend any ad dollars and at each phase as we gain additional information on each potential consumer.

Our suite of systems and tools is embedded throughout the cycle to improve our model outcomes, as well as consumer experience. These include content databases tailored to specific terms of different products, chatbot that can understand dialects, and software processes for automated review, risk control and claims settlement.

Our consumer service cycle spans across three key phases, targeting and acquisition, conversion and post-sales services.

Targeting and Acquisition

In this phase, we employ a network of models to allocate resources effectively across the most impactful media channels, specifically targeting user traits and behavior. Based on analysis of such user traits and behavior, we generate initial predictions on user demands. Based on different demand predictions, we tailor each potential type of demand with unique advertising content to ensure personalization, enhancing the chance of an individual user becoming intrigued by our content and accessing our platform. We maintain a database of millions of advertising contents, including videos, pictures and texts.

As user time spent shifts across different online platforms, we are able to update our models or develop new networks of media models to ensure that we maintain our reach effectiveness.

Conversion

Once a user is directed to our platform, we can acquire and analyze additional user information, including factual data and behavioral insights. This process allows us to validate our initial predictions and further enhance our recommendations.

At the same time, leveraging the interconnectedness between user models and product models, we can match individual consumers with products across multiple dimensions, including insurance types, insurance terms, carriers, and premiums.

Post-Sales Services

This phase includes multiple functions, including retention, cross-selling recommendations, consumer service and claims processing, among others. Leveraging additional consumer behavior inputs, models in this phase of the process are used to facilitate a number of above functions. This is combined with our suite of systems and tools to maximize the lifetime value of our insurance consumers.

These systems and tools include Digital Intelligent Staff, an industry-leading robotic process automation system and Intelligent Claim Settlement services, which incorporate cutting-edge technologies such as medical knowledge mapping, robot review, and intelligent risk control, to provide consumers with efficient claim settlement experience.

Our Strengths

Largest Independent Insurance Distributor Combining Growth and Profitability

We have achieved significant growth within three years since our inception and become the largest independent insurance distributor in China’s personal life and A&H insurance market in terms of first year premiums in 2022, according to Frost & Sullivan. In 2022, our revenue reached RMB1,121.6 million (US$162.6 million), representing a 138.2% increase from RMB471.0 million in 2021. At the same time, the first year premiums of policies we distributed increased from RMB5.0 billion in 2021 to RMB8.5 billion in 2022, representing a year-over-year growth rate of 71.8%.

More importantly, we have achieved profitability and generated net income of RMB18.8 million (US$2.7 million) in 2022, demonstrating our execution excellence and operating efficiency. We believe we are still in the early stages of realizing our full potential in reaching China’s massive internet user base and converting them into our insurance consumers.

Deeply Integrated and Scalable Model Architecture

We have established a model architecture since day one designed for robust scalability and seamless integration with our business. Interconnected model networks are layered onto the integrated architecture and dynamically supports each phase of our business operations, encompassing user targeting and acquisition, consumer conversion, and post-sales services. Data flows seamlessly among these phases. Similar models can be strengthened simultaneously at different phases. The outputs of models at each phase provide invaluable inputs for subsequent phases to fully integrate with consumer service paths.

This integrated architecture allows us to scale the number and layers of models within each service phase at ease for deeper scenario analysis. In 2020, we introduced our first user model that positioned us as an industry pioneer in predicting conversion rates and had more than 100 models by the year end. In 2021, we expanded our model development to include media models and product models, applying them in scenarios such as real-time advertising and product recommendations. As of December 31, 2021, we had developed more than 1,000 interconnected models and analyzed user data with more than 1,000 labels. By 2022, we further extended the application of our models to new business scenarios, including operation and post-sales services. As of December 31, 2022, our integrated architecture supported over 3,000 interconnected models and we analyzed user data with more than 3,500 labels. The scalability of our architecture and the addition of new or evolved models continuously strengthen our consumer service cycle engine, enhancing its predictive precision without compromising our existing architecture.

Comprehensive and Evolving Model Networks

Our extensive networks of interconnected models have been developed with our accumulated insights into China’s insurance distribution market and its consumer habits and preferences. These networks represent a formidable competitive advantage that distinguishes us from our peers. Our model architecture supports our media model network, user model network, and product model network, with each network employing multiple layers of models. Within our media model network, we employ models that optimize marketing efforts across various media channels, helping to streamline automated advertisement placement and media value assessment, among other functions. Our user model network is equally diverse. For instance, leveraging our new user models, we can make a wide range of predictions on new users’ insurance pain points, premium payment preferences, and purchasing power. Likewise, our dormant user models help us understand these users’ openness to selling and marketing tactics, and willingness to engage in communications. Furthermore, our product model network incorporates models for areas such as insurance product premiums, coverage and terms, and preferred insurance carriers.

We have implemented a comprehensive and quantifiable evaluation system called EvalMatrix to maintain and assess the performance of our models. This system defines various performance indicators, including precision rate and recall rate, specific to each model, allowing us to measure and scrutinize their performance. The comprehensive and evolving nature of our model networks generate multi-dimensional and personalized consumer insights to facilitate precision marketing, increase user engagement, and enable precision product matching and customization. This further distinguishes us from our peers and enables us to maintain a distinctive competitive advantage over the long term.

Optimized User Experience Driven by Technological Innovation

Since our inception, we have pursued a core philosophy of utilizing innovation in technology to optimize the user experience of our consumers. We leverage our integrated model architecture and the scalability that it brings to deliver unique and seamless online transaction experiences to insurance consumers at a pace matching our rapid growth. The comprehensive range of full-cycle services that we offer is supported by our intelligent systems and tools, including:

•

Intelligent Marketing System and Insurance Knowledge Graph. Our Intelligent Marketing System enables effective user targeting and precise product recommendation, resulting in improved advertisement delivery precision and increased user-to-consumer conversion rates. This system is further supported by our Insurance Knowledge Graph, which parses the policy terms of approximately 5,000 different insurance products from various carriers to play an active role in providing automated insurance consultation and product recommendations. As a result, insurance consumers are provided with products recommendations tailored to their specific and evolving demands.

•	Digital Intelligent Staff. Our Digital Intelligent Staff is an industry-leading chatbot system to greatly improve consumer service efficiency and provide a seamless 24/7 consultation channel for our consumers. It can understand and provide robust responses to standard and non-standard queries in both text and voice formats. Specifically, this system adeptly recognizes insurance jargon, even in Chinese dialects.

•

Intelligent Claim Settlement. Our Intelligent Claim Settlement services utilize advanced processes and innovative technology such as medical knowledge graphs, automated claim review and intelligent risk control with the ultimate aim to facilitate expedient and convenient claim settlement for policy holders.

Experienced Management Team with Serial Entrepreneurial Endeavors, Combining Technology DNA with Insurance Expertise

Our founding team comprises seasoned professionals in China’s internet industry, each with extensive experience in technological innovation and online insurance. Our Founder and Chief Executive Officer, Mr. Rui Fang, boasts over 20 years of experience in fintech and internet e-commerce. His remarkable expertise and insights related to internet and insurance finance have been instrumental in driving our rapid growth and shaping our unique corporate culture. Prior to founding our company, Mr. Fang had 17 years of work experience at NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), where he served as its vice president and head of technology. He founded NetEase’s e-commerce division and served as its chief executive officer. During his tenure at NetEase, he serially incubated a number of business segments, including online insurance. Our Chief Operating Officer, Ms. Ying Li, held various positions at NetEase from 2010 to 2017, including the director of strategic cooperation and vice president of the e-commerce division. Our core management team has been working together for over ten years and has established a cohesive and collaborative working environment based on mutual trust and respect, translating into a more effective decision-making process and allowing us to keep growing under the leadership of a strong and united management team.

We have assembled a team of more than 50 machine learning and big data research and development professionals. This dedicated team is essential to the advancement of our technological innovation capabilities. In addition to our highly skilled technology experts, we also boast a team of professional insurance actuaries and numerous individuals with extensive experience in the insurance industry, including several with over two decades of industry expertise.

Our Strategies

Enhancing Our Consumer Service Cycle Engine

We are dedicated to consistently optimizing our full consumer service cycle engine, which is fully integrated into the entire personalized service cycle for our insurance consumers. By reaching more internet users in China and leveraging our accumulated deep insights into consumers, we will refine and optimize our extensive network of models. We will also continuously invest in our research and development efforts to launch more and better intelligent systems and tools to streamline our business operations. This includes the use of large language models in building insurance chat agents and other useful applications for consumer support and internal operations. We aim to further enhance every aspect of our service cycle, from personalized recommendation and policy purchasing and management to claim settlements and post-sales services.

Investing in Technology

We will continue investing in our proprietary model architecture and big data analytics capabilities to enhance the precision and predictive power of our networks of interconnected models across the insurance value chain. By increasing the number of our models and optimizing them with our ever-growing data, we aim to drive innovation and maintain leadership in applying advanced technologies to transform China’s insurance distribution market. At the same time, we will continue to apply big data analytics across other operational aspects of our business to support strategic decision making. We will also continue enhancing our capabilities to improve consumer experience through automated and intelligent solutions. This includes advancing technologies that enable automated consumer service and intelligent claim settlement, among others.

Extending Our Geographical Reach

We plan to extend the geographical reach of our online insurance distribution business beyond the borders of China. Leveraging our existing engine, we are confident in our ability to offer our services on a global scale. To achieve this, we plan to establish strategic partnerships with carefully selected insurance carriers in overseas markets. Our initial focus will be on countries and regions with well-developed and mature insurance markets, such as the United States and Europe. By entering these markets, we aim to provide online insurance distribution services to leading overseas insurance carriers while efficiently delivering highly competitive insurance products to a global audience.

Expanding Product Offerings

We plan to deepen cooperation with our partnered insurance carriers and expand the scope of insurance offerings to include long-term life insurance, critical illness insurance and annuities. We are working on upgrading our entire business process and technological capabilities so that efficient and intelligent long-term insurance product sales can be realized under a technology empowerment model. We will capitalize on our existing leading position and rapid growth in the industry to provide long-term insurance products for Chinese insurance consumers through online channels. We are dedicated to introducing a wider range of value-for-money products to insurance consumers. We also plan to continue assisting partnered insurance carriers in customizing insurance products that cater to the evolving demands of insurance consumers.

Broadening Partnership Network

We are committed to expanding our partnership network with leading insurance carriers, with the goal of customizing insurance products and making them available to consumers at competitive prices. We will deepen our cooperation with leading insurance carriers in China, empowering them with technology to enhance the standardization and stability of their technology systems, as well as utilizing our advanced technologies to assist them in providing more high-quality and efficient post-sales services for insurance consumers. By broadening our partnership network, we intend to continuous enhance our full consumer service cycle engine and thus our ability to better address the needs of insurance consumers.

Our Insurance Consumers

Since our inception, the consumer-centric approach has been embedded in our corporate ethos. Benefiting from our best-in-class service empowered by our data analytics and cutting-edge technologies, we have provided user-friendly interface, customized insurance products recommendation, clear interpretation and presentation of insurance policy terms, one-stop and full-cycle online insurance experience and satisfying post-sales services. We have developed a large, loyal, and ever-growing insurance consumer base. In 2021 and 2022, we served approximately 3.8 million and 4.6 million insurance consumers, respectively, from all provinces in mainland China. As we keep diversifying our product offerings, investing in technology, and strengthening our relationships with insurance carriers, we believe our consumer base will continue to grow.

Currently, a majority of our consumers come from regions in China where the traditional insurance distribution industry is underdeveloped. Thus, we are able to stimulate and satisfy such consumers’ potential protection needs for insurance through internet. Since the beginning of our business operations, we have executed the strategy to attract consumers with flagship customized and inclusive medical insurance products. Meanwhile, we continue to study and analyze consumers’ demands and preferences in other regions and to attract prospective consumers with higher disposable income and more diversified insurance demands. In 2022, around 81.2% of our insurance consumers were aged from 30 to 60, representing the core consumer group for insurance products in China. As China’s population becomes more mobile-first, they are increasingly adaptive and comfortable with purchasing goods and services online. With our comprehensive understanding of the changing consumption habits of China’s population, we can introduce more diversified and customized products and provide more tailored services, including enabling and recommending them to purchase protection for their loved ones, and our engine can recommend suitable insurance products to consumers across all ages and help them make informed decisions.

Our Full Consumer Service Cycle

We have constructed a highly efficient full consumer service cycle engine, which is fully integrated into the entire customized service cycle for insurance consumers. This cycle includes personalized recommendations, purchasing, policy management, claim settlements and post-sales services. Our engine greatly improves insurance consumers’ policy purchase experience on our platform and sets us apart from other companies in the market. The following chart illustrates the full consumer service cycle supported by our engine:

Leveraging our full consumer service cycle engine, we are able to precisely address our consumers’ expectations and needs of insurance protection and maximize their lifetime value on our platform. The case study below exemplifies how we identify potential insurance consumers, make precise product recommendations to them, and create value for them throughout their journey with us.

Case Study: How We Met and Served a Deliveryman in Beijing

Assuming our user, Mr. X, is a deliveryman in Beijing, we can offer him products and services that cater to his requirements. The specific steps to achieve this are as follows:

In the targeting and acquisition process, we intend to promote a series of inclusive insurance product. Through our strong partnerships with popular social media platforms, we are able to target specific user groups which we believe may be interested in this particular product. We achieve this by carefully screening internet users using a combination of user tags. These user tags are derived from our extensive experience in the insurance industry and our deep understanding of consumer habits and preferences. Following our intelligent bidding process for target user group with the group user tag of low-income bracket, Mr. X becomes one of the target users. Recognizing that such target user group may have limited access to traditional insurance, our content models help us capture those target users’ interest through tailored advertising materials introducing inclusive insurance products. These products provide vital coverage for needs such as health insurance and accident insurance. Intrigued by our offerings, Mr. X is directed to our self-operated platform for further information.

In the conversion process, our user model network and product model network make precise product recommendations to the user group to which Mr. X belongs. Through our self-operated platform, Mr. X registers an account and shares additional essential information, confirming our predictions about the characteristics and needs of the user group to which Mr. X belongs. This deeper understanding allows us to streamline his conversion into a satisfied insurance consumer. After our interconnected networks of models predict that it is highly probable that Mr. X works as a deliveryman and other similar jobs in Beijing, we recommend an affordable insurance product that covers out-of-town medical care, includes provisions for medical deposits, and offers protection against traffic accidents. Such recommendation has been made taking into consideration his specific insurance needs as a deliveryman working in Beijing. Mr. X resonates with our recommendation and becomes a valued member of our insurance consumer base.

In the post-sales process, we strive to foster a long-term relationship with Mr. X. Through our ongoing interaction with Mr. X, we have learnt that he is a father with moderate needs for insurance protection. In light of this, we recommend insurance options tailored to his specific needs, including policies for children’s protection, critical illness coverage, and long-term insurance. These recommendations are designed to effectively alleviate the pressures of life faced by Mr. X as a deliveryman in Beijing. Mr. X has embraced our product suggestions, becoming a loyal consumer in the process. Through this journey, we have successfully instilled in him the importance and benefits of insurance and provided him and his family with more comprehensive and tailored insurance protection.

Precision Marketing

We have embraced a precision marketing strategy designed to reach a diverse spectrum of internet users. Thanks to our media model network and user model network, we can strategically bid for brand exposure and promote our insurance products effectively across third-party media channels in a cost-efficient manner. Through our commercial collaborations with these third-party media channels and deep insights into consumer habits and preferences, we are able to target internet users that are more likely to be attracted by insurance products available on our platform. Armed with our accurate predictions of the profiles of these users, we then tailor our advertising materials to resonate with each target user’s specific interests and needs. For instance, parents may encounter insurance products focused on child protection, white-collar workers may see offerings centered around comprehensive protection, and senior citizens may be exposed to insurance options catering to their healthcare requirements.

This personalized approach piques the interest of potential insurance consumers, prompting them to visit our self-operated platform. As these potential insurance consumers engage with us on our platform, we not only validate our initial demographic predictions but also enhance our understanding of their unique needs. Their willingness to share more personal information with us in pursuit of a superior insurance experience further enriches our data insights.

Product Recommendation

Our online insurance platform is designed to be highly visible and user-friendly, which ensures that users and consumers are made fully aware of the advantages of insurance products that we recommend. Through our easily navigable information structure and a clear user interface, users and consumers are provided easy access to detailed information about the insurance product recommended by us, such as policy duration, coverage amount, insurance responsibilities, premiums, and other critical policy terms and conditions.

Leveraging our interconnected networks of models, we are able to gain valuable insights into consumer needs and preferences. These insights enable us to provide intelligent product recommendations, assisting our consumers in identifying the most suitable insurance solutions and facilitating seamless insurance transactions on our platform. In this connection, we have developed Smart Insurance Brain which is able to automatically recommend customized products and tailor the consumer experience based on purchase history, browsing behavior, and insurance gap analysis, etc.

Furthermore, we offer a combination of automated and human consumer services on our platform, ensuring that our consumers can seek professional advice about the insurance products available on our platform whenever they require assistance. This approach brings customized products to our consumers and provides them with a seamless and satisfying experience.

Convenient Purchase

We are dedicated to providing insurance consumers with a clear and secure process for purchasing insurance products on our platform. Once our consumers have been matched with the insurance product that best suits their needs and preferences, they can complete the purchase process online. Our user-friendly interface makes it convenient for consumers to input the necessary information for completing the transaction in a paperless manner. As the entire purchase process can be conducted online, we save our consumers time and effort.

Furthermore, as security and privacy are fundamental to our business operations and our consumers’ purchasing experience, we implement industry-leading encryption and security protocols to ensure that the purchasing process is both safe and secure. This convenient transaction process enhances the overall consumer experience on our platform.

Post-Sales Services

We understand that our relationship with insurance consumers goes beyond the initial product sale, and we are committed to providing excellent post-sales services to ensure consumer satisfaction and build loyalty. Our self-developed Digital Intelligent Staff is available 24/7 to offer fast and personalized service to our insurance consumers. Through this system, consumers can easily update their insurance policies, check the status of their claims, and address other policy-related inquiries through a convenient online chat experience. In addition to our digital support, we have a dedicated consumer support team ready to assist policyholders with any questions or concerns they may have regarding their insurance policies, claims, billing inquiries, or other issues. Our commitment to providing exceptional post-sales services sets us apart from other online insurance platforms and encourages our consumers to maintain long-term relationships with us. We aim to ensure that our consumers have a positive and hassle-free experience throughout their insurance journey.

Claim and Settlement Facilitation

For the policies distributed on our platform in connection with certain products, we assist consumers in submitting applications for claim settlement to the review and approval by insurance carriers to facilitate the settlement process. Our goal is to facilitate the settlement of valid insurance claims fairly and promptly while minimizing any potential hassles or frustrations for our consumers. To facilitate the claim settlement process, we assist consumers in submitting their claim applications, which are then reviewed and approved by the respective insurance carriers. Our user interface provides clear and explicit instructions, and consumers can easily file claim requests and submit all necessary documentation digitally. We leverage intelligent systems, digitalized standard operating procedures, and streamlined workflows to ensure that there are no unnecessary delays in the process. Additionally, we keep consumers informed of the status of their claims through regular updates. We have continuously upgraded our Intelligent Claim Settlement service by incorporating advanced technologies such as a medical knowledge graph, robot review, and intelligent risk control. These technologies enhance the efficiency of the claim settlement process and create a seamless experience for our consumers. Our commitment to technology-driven claim settlement builds trust by demonstrating our ability to fulfill our promises and provide support to consumers when they need it the most.

Repeat Purchase and Cross-selling

We prioritize building strong and lasting relationships with our insurance consumers. Since we introduce carefully selected insurance products from leading insurance carriers, our consumers often find value in repeating their purchases of insurance products available on our platform. The renewal of insurance policies underwritten by our partnered insurance carriers can be achieved on our platform. Our insurance consumers are able to update their insurance plans, including coverage and price, each time they renew their policies on our platform. To reward loyal consumers who consistently renew policies on our platform, we offer exclusive privileges, such as access to online medical consultations and physical examination services.

We are committed to addressing the evolving insurance needs of our consumers and offering insurance products that fill their coverage gaps. In this way, we also facilitate the cross-selling of insurance products available on our platform. By staying closely connected with our consumers through competitive insurance products and thoughtful services, we aim to enhance consumer loyalty and engagement, maximize the lifetime value of our consumers, and strengthen the overall profitability of our business operations.

Access to Our Online Services

Our insurance consumers can access our services through our self-operated internet platform, including our websites, our WeChat official account and mini program, which were established in response to the increasing trend of users’ preference of acquiring information and conducting transactions online.

•	Our WeChat Official Account and WeChat Mini Program

We launched our WeChat official account and our WeChat mini program in 2020. Through our WeChat official account and mini program, consumers could purchase insurance products which are customized based on their needs, manage purchased insurance policies, submit claim application, and obtain post-sales consumer services.

We also provide insurance education to potential insurance consumers on our WeChat official account and mini program. We regularly publish articles and reports which cover a wide range of insurance-related and health-related topics, aimed at enhancing consumers’ awareness of insurance needs, deepening their understanding of insurance products, and guiding them to select appropriate insurance products.

•	Our Websites

Our official website https://www.yuanbaobaoxian.cn/ serves as an introductory portal, through which we present selected flagship insurance products and our featured service, and direct potential consumers to our WeChat official account for further assistance. In addition, we also introduce our partnered insurance carriers, post articles and news for educational purpose, and disclose required information, such as license and insurance products information. Once users view our advertisements on certain online platforms and click on the link displayed, they will be able to access our websites, which present the customized insurance products we select for such users and facilitate the insurance purchase process.

Insurance Products on Our Platform

Our ability to provide highly competitive insurance products for consumers has been a central pillar for our business operations, enabling us to achieve significant growth and meaningful expansion.

Starting with health insurance products, we have expanded our offerings to a broad spectrum of insurance products, with a particular focus on medical, critical illness and life insurance products. We selectively cooperate with reputable and reliable insurance carriers in China, and offer a matrix of inclusive and quality insurance products underwritten by our partnered insurance carriers. In 2022, the insurance products available on our platform were sourced from 56 insurance carriers. We have deepened our collaboration with leading insurance carriers in China to offer an increasingly diversified portfolio of insurance products.

Short-term Insurance and Long-term Insurance

The insurance products we distributed are categorized into short-term insurance and long-term insurance, depending on whether the policy term is longer than one year. The following tables set forth the breakdown of the first year premiums and the number of new policies we facilitated by the policy term, both in absolute amounts and as percentages of the total amounts, for the periods indicated:

	For the Year Ended December 31,
	2021		2022
	(RMB million)	(%)	(RMB million)	(%)
First Year Premiums
Short-term insurance	4,583.9	92.1	7,913.9	92.6
Long-term insurance	391.2	7.9	635.9	7.4

Total	4,975.1	100.0	8,549.7	100.0

	For the Year Ended December 31,
	2021		2022
	(thousand)	(%)	(thousand)	(%)
Number of New Policies
Short-term insurance	4,491.5	98.7	6,398.6	98.9
Long-term insurance	59.5	1.3	69.0	1.1

Total	4,551.0	100.0	6,467.6	100.0

Short-term insurance

We distribute a wide array of short-term insurance products which provide more flexible arrangements for insurance consumers and allow them to build trust in insurance. Meanwhile, through providing short-term insurance products to our consumer base, we also help partnered insurance carriers build consumer loyalty and increase the likelihood of repeat purchase. By offering a variety of high-quality short-term insurance products, we have successfully reached a large base of insurance consumers and made commercial insurance more accessible to the general public.

Long-term insurance

Recognizing the demands for lasting insurance protection of our insurance consumers, primarily our existing short-term insurance consumer, we also offer various long-term insurance products. Distribution of long-term insurance products would require a high level of consumer trust and loyalty, considering the high premium and continuous payment of these products. We believe our leading market position, diverse product offerings and distinguished reputation position us well to become the go-to platform for consumers in need of long-term insurance.

We have been able to cross-sell long-term insurance products to consumers of short-term insurance products. In 2021 and 2022, approximately 79% and 87% of our new policies of long-term insurance products were purchased by existing consumers of short-term insurance products, respectively.

Categories of Insurance Products

Our insurance products primarily consist of (i) medical insurance, (ii) critical illness insurance, and (iii) life insurance and others. Since our platform has been developed to be highly accommodating and adaptable, we are well-positioned to expand our insurance product matrix, thereby allowing us to readily capture the business opportunities of China’s online insurance market. The following tables set forth the breakdown of the first year premiums and the number of policies we facilitated by the category of insurance products, both in absolute amounts and as percentages of the total amounts, for the periods indicated:

	For the Year Ended December 31,
	2021		2022
	(RMB million)	(%)	(RMB million)	(%)
First Year Premiums
Medical insurance	4,035.0	81.1	5,936.0	69.4
Critical illness insurance	482.7	9.7	1,825.2	21.4
Life insurance and others	457.4	9.2	788.5	9.2

Total	4,975.1	100.0	8,549.7	100.0

	For the Year Ended December 31,
	2021		2022
	(thousand)	(%)	(thousand)	(%)
Number of New Policies
Medical insurance	3,823.3	84.0	4,624.9	71.5
Critical illness insurance	443.2	9.7	1,417.4	21.9
Life insurance and others	284.5	6.3	425.3	6.6

Total	4,551.0	100.0	6,467.6	100.0

Medical insurance

Our platform introduces a comprehensive range of medical insurance products, which are intended to address the diverse medical needs of our consumers and their loved ones. Our medical insurance products typically cover extensive medical expenses related to outpatient care, diagnostic tests, surgery and hospitalization.

Critical illness insurance

The critical illness insurance products available on our platform can support insurance consumers and/or their loved ones in the event of a critical illness. Our critical illness insurance products typically cover a wide range of medical conditions, including cancer, stroke, heart disease, paralysis and others.

Life insurance and others

We provide our consumers with certain competitive life insurance products on our platform. Our life insurance products are expected to offer financial security to our consumers and their beloved ones in unpredictable circumstances. In the event of the premature death of the insured, our life insurance products provide a lump sum payment to the beneficiaries, enhancing their financial well-being during difficult times. Our selected life insurance products include both term life insurance and whole life insurance, catering to different needs and budgets of our insurance consumers. We also offer other insurance products on our platform, which primarily include accident insurance products and annuity insurance products.

Our Partnered Insurance Carriers

We maintain stable and close relationships with leading insurance carriers in China. The insurance products available on our platform in 2022 were sourced from 56 insurance carriers. We distribute insurance products underwritten by our partnered insurance carriers and do not bear any underwriting risk. We have an actuarial team and assist insurance carriers in customizing insurance products based on our data-driven analysis of consumer demand. We also provide technical services to support insurance carriers’ online insurance business. We have helped our partnered insurance carriers achieve significant increase in insurance sales. We distributed approximately 4.6 million and 6.5 million new insurance policies in 2021 and 2022, respectively. In the meantime, we have been widely recognized by insurance carriers with our revenue generating from insurance distribution and services provided to insurance carriers increasing by 126.8% from RMB433.0 million in 2021 to RMB982.0 million (US$142.4 million) in 2022. We aim at expanding our partnered insurance carriers base and bringing value to more insurance carriers through our continuously optimized services and technologies.

Cooperation with Insurance Carriers

We have established mutually trusted relationships with our partnered insurance carriers since our inception. Empowered by our superior data analytics capabilities and advanced technologies, we are able to assist with the customization of novel insurance products, shorten the product launch time, acquire and maintain a large consumer base, digitalize the process of online insurance transaction and services, and improve the overall operational efficiency for partnered insurance carriers.

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Select insurance carriers. Before we enter into business relationships with any insurance carrier, we consider a comprehensive set of factors, including insurance products offered, brand awareness, reputation, business scale, system stability and data security, financial position of the carrier, consumer service capabilities and others. Our prudent selection process ensures that we can find reliable insurance carriers to cooperate.

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Identify consumer needs. Our efforts in customizing insurance products start with identifying the needs and preferences of insurance consumers. Leveraging our deep consumer insights and strong data capabilities, we can identify the risks that consumers are concerned about and the corresponding product gap in the insurance market in a timely manner.

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Participate in product customization. Based on consumer demands and actuarial analysis, we leverage our expertise to assist insurance carriers in developing the insurance product, with a particular focus on risks covered, liability coverage, actuarial results, underwriting guidelines and claims handling procedure. We would also assist in delineating the terms and conditions of the policy, ensuring the language is clear and legally enforceable.

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Provide technical services to support online insurance operation. Utilizing our advanced technology strength, we provide technical services to digitalize the entire process of online insurance business to empower the insurance carriers with improved operational efficiency and increased consumer satisfaction.

•	Launch the product. Once all of the necessary steps have been completed, we, together with our partnered insurance carrier, would launch the insurance product on our platform.

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Distribute the product to larger consumer base. We formulate and implement targeted marketing strategies to reach larger potential consumer base through the intelligent marketing approach, and further increase the user-to-consumer conversion rate with the help of our networks of interconnected models.

•	Assist with claim settlement. We assist with claim settlement by seamlessly connecting insurance consumers and carriers on our platform to facilitate the process.

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Optimize the product. Subsequent to the launch of an insurance product, we constantly monitor the sales performance. Based on sales metrics, consumer feedback and consumer satisfaction rate, we may also advise and assist insurance carriers in upgrading the insurance product to optimize its reception.

Agreement Terms and Monetization Model

We typically enter into online insurance cooperation agreements for an initial term of one year with our partnered insurance carriers, which generally can be automatically renewed for a certain period of time unless prior notice is provided by either party to terminate the agreement. In accordance with the terms of the agreements, we provide insurance distribution services to insurance carriers through our platform to facilitate the sales of insurance products. We collect premiums of the insurance products we facilitate and remit the premiums in full to the insurance carriers, or the insurance carriers collect premiums directly from consumers, according to our agreements. Our insurance carriers issue policies and provide claim settlement and pay us commissions based on a percentage of the premiums we facilitate. Accordingly, we do not currently generate revenues directly from the consumers with whom we interact. Moreover, because we are not the issuer of the insurance policy to the consumer, we bear no underwriting risks. In addition, we provide services, such as (i) technical advisory services, (ii) full consumer service cycle engine application and development, (iii) establishment and upgrading of intelligent insurance, and (iv) capacity building for intelligent consumer service, to support insurance carriers’ online insurance business. Insurance carriers pay us service fees on a regular basis in accordance with the contractual terms.

In our standard online insurance cooperation agreements with our partnered insurance carriers, a key distinguishing feature is the simultaneous provision of insurance distribution services and technical support by our team to these insurance providers. The interconnectedness of these two service categories is pivotal, as our technical support serves the vital role of using our suite of systems and tools and maintaining robust pathways between our platform and the systems of these insurance carriers. These services are mission critical in distributing insurance policies underwritten by our partnered insurance carriers. Our technical services continuously monitor and enhance the performance, stability, and efficiency of multiple systems and as a result, provides a highly efficient gateway for digitized insurance transaction process. The seamless integration of insurance distribution services and technical support in our online insurance collaboration agreements with insurance carriers underscores the unified and collaborative essence of these agreements. It also highlights the mutual benefits that all parties can enjoy through this synergistic partnership. We firmly believe that through these efforts, we assist our partnered insurance carriers in elevating their brand image and overall reliability in the eyes of individual insurance consumers; thereby leading to increased sales of their insurance products.

Technology Capabilities

With the support of a highly skilled team of machine learning and data analytics engineers, we have cultivated industry-leading technological strengths, which form a fundamental pillar of our competitive edge. By harnessing our advanced technology infrastructure and data-driven insights into the online insurance industry, we continually refine our products and services, enhance cost efficiency, and elevate user experiences. We have consistently upgraded our model architecture, leveraging our deep understanding and extensive research into globally recognized state-of-the-art general models. Since the inception of our business, our networks of interconnected models have been integral to every facet of our operations, including intelligent marketing, precise product recommendations, and automated consumer services. Drawing from the wealth of user data generated by our rapidly expanding operations in China, we continually sharpen our technology capabilities to streamline our business operations. Our aim is to leverage industry-leading technologies to maximize the utility of our engine, deliver an exceptional user experience, drive policy sales on our platform, and enhance the commercial success of our partnered insurance carrier.

Our Networks of Interconnected Models

Our consistent achievements as a technology-driven insurance distributor can be attributed to the continuous evolution of our networks of interconnected models. These models are founded on state-of-the-art technologies in the field, encompassing deep learning, reinforcement learning, operations optimization, and natural language processing. Throughout our journey, we have developed over 3,000 models and analyzed user data with more than 3,500 labels as of December 31, 2022, to make precise predictions and improve our operational efficiency.

Media, User and Product Model Networks

Leveraging our strong data capabilities and continuous investment in cutting-edge technologies, we have established a model architecture that makes for more informed decision-making throughout our business operations. Our model architecture supports our media model network, user model network and product model network, the details of which are set forth below:

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Media model network. Our media model network consists of content models, traffic models, conversion models, and other layers of models. Their purpose is to automate the delivery of advertising, facilitate the understanding and optimization of advertising materials, and assess the value of specific media channels. Our media model network empowers us to tap into a significantly larger pool of potential insurance consumers. They also enable us to bid for exposure on third-party media channels at different prices based on the different backgrounds of target internet users. Therefore, by leveraging the insights provided by our media model network, we can optimize our collaboration with media channels and enhance the cost efficiency of our sales and marketing efforts.

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User model network. Our user model network is equally diverse. For instance, leveraging our new user models, we can make a wide range of predictions on new users’ insurance pain points, premium payment preferences, and purchasing power. Likewise, our dormant user models help us understand these users’ openness to selling and marketing tactics, and willingness to engage in communications. The primary objectives of these models are to broaden our reach to potential consumers, foster loyalty among our existing insurance consumers, and enhance user engagement. Leveraging the user profiles generated by our media model network and additional information gathered during our interactions with potential and existing insurance consumers, we continuously refine our understanding of these individuals. Consequently, we can assign various group user tags to them, such as white-collar workers, blue-collar workers, urban seniors, and rural seniors. By harnessing the synergistic capabilities of our user model network, we enhance the precision of our marketing strategies, expand our insurance consumer base, and maximize the lifetime value of our insurance consumers.

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Product model network. Our product model network incorporates models for areas such as insurance product premiums, coverage and terms, and preferred insurance carriers. Their primary purpose is to expand the availability of competitive insurance products on our platform and reinforce our collaboration with insurance carriers for product customization. Leveraging the information and data generated by our media model network and user model network, our product model network is capable of matching our diverse range of insurance products with individuals possessing different demographic characteristics. This enables us to provide precise product recommendations to insurance consumers across different dimensions, such as insurance product brand, insurance coverage and premiums required. Our product model network also plays a pivotal role in maintaining our leadership position in the online insurance industry by enabling us to offer tailored recommendations to interested users and distribute customized insurance products to meet the evolving demands of insurance consumers.

Our media model network, user model network and product model network combine to form a comprehensive network of interconnected models, which empowers us to boost the sales of insurance products on our platform and maximize the value that we can create for all of our stakeholders.

Evaluation and Iteration

Recognizing that the continued growth of our business operations depends on robust and reliable technology, we highly value the precision of predictions made by our network of interconnected models, considering them a critical indicator of our technological strengths. Our core models have consistently demonstrated their effectiveness. This track record has been instrumental in driving our rapid and high-quality growth since our company’s inception.

To maintain and assess the performance of our models, we have implemented a comprehensive and quantifiable evaluation system called EvalMatrix. This system defines various performance indicators, including precision rate and recall rate, specific to each model, allowing us to measure and scrutinize their performance. If a particular model’s performance falls below our expectations, we take swift actions to optimize such model. Before any modified model is put into use, it undergoes a rigorous series of testing and verification procedures. Through our continuous efforts to enhance models, we have significantly reduced the time required for model iterations. Furthermore, we are committed to improving the speed of model deployment. Leveraging automated deployment tools and platforms, we have streamlined the model deployment process, reducing the time required to within three minutes. This enhanced efficiency enables us to respond more swiftly to the evolving demands of our business operations.

Insurance Knowledge Graph

Our powerful Insurance Knowledge Graph is driven by advanced natural language processing technologies, including text recognition, entity recognition, and sequence labeling models. Our Insurance Knowledge Graph parses the policy terms of approximately 5,000 different insurance products from various carriers to play an active role in providing automated insurance consultation and product recommendations. As a result, insurance consumers are provided with products recommendations tailored to their specific and evolving demands.

Our Insurance Knowledge Graph is the result of extensive accumulation and analysis, including: (i) more than 300,000 medical jargons, (ii) more than 200,000 entries relating to medicines, and (iii) more than 50,000 entries relating to diseases. Leveraging the extensive knowledge of insurance products available in our Insurance Knowledge Graph, our automated consumer service system can provide more effective consultations to insurance consumers on insurance products and offer more valuable assistance and guidance throughout the claim settlement process. Additionally, our automated consumer service system has been trained on a diverse dataset, featuring over 200 types of intentions and more than two million question-and-answer pairs. Leveraging open-source models and data accumulated from our business operations, we have integrated large language models tailored to the insurance domain.

Empowering Insurance Carriers with Technology

We offer various technical services that cater to the specific needs of partnered insurance carriers in their online insurance business. Our range of services includes strategic technical advisory services, full consumer service cycle engine application and development, establishment and upgrading of intelligent insurance, as well as capacity building for intelligent consumer services. Our technical advisory services provide valuable insights and recommendations, enabling insurance carriers to make informed decisions regarding their technological infrastructure, software applications, and digital strategies. The development of a full consumer service cycle engine ensures a streamlined and efficient consumer journey, encompassing all key steps from inquiries to policy issuance, claims settlement, and ongoing support. We also help partnered insurance carriers maintain and upgrade intelligent insurance systems, ensuring they remain stable and up-to-date. Furthermore, we offer capacity building services that empower insurance carriers to leverage the power of our engine in their consumer service operations. By implementing machine learning-driven solutions such as chatbots, partnered insurance carriers can enhance their response times and deliver exceptional consumer service.

Data Security and Personal Information Protection

We have been committed to protecting data security and personal information since our inception. In accordance with the PRC Personal Information Protection Law, we have implemented comprehensive and rigorous internal rules and policies to govern how we may acquire, use and share data and personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Users on our platform must acknowledge the terms and conditions of the “personal information protection policy” before purchasing insurance products, under which they consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations. We limit access to our servers that store our user and internal data to the minimized extent that is necessary for providing services and all user information we provide to third parties, such as insurance carriers, also to such extent. We adopt an encryption system intended to ensure the secured storage and transmission of data and personal information, and prevent any unauthorized member of the public or third parties from accessing or using the data and personal information in any unauthorized manner. Furthermore, we employ multiple other safety solutions to prevent and address risks in data security, user privacy and others, such as data encryption and de-sensitization, installing firewall, establishing data backup system, vulnerability scanning and regular safety auditing of database.

Risk Management

We have established risk management and internal control system by adopting various policies and procedures covering all aspects of our business, and we are dedicated to continually improving these policies and procedures. We are committed to operating our business in compliance with laws and regulations and we have obtained the requisite licenses to conduct insurance intermediary business in China. Our legal and compliance professionals contribute to our risk management and internal control efforts by tracking regulatory policies and requirements, formulating compliance policies and procedures and ensuring their implementation, promoting a corporate culture of staying compliant with regulatory requirements, conducting self-inspection and internal control over various business departments, and monitoring and reviewing our advertisement, products and services from time to time. We have in place an anti-bribery and anti-corruption policy to safeguard against any corruption within our company. We have an internal reporting channel that is open and available for our employees to report any suspected corrupt acts. In addition, to uphold our commitment of protecting the interests of insurance consumers, we also closely monitor and address fraud risks that insurance consumers may encounter throughout different phases of their insurance journey, including but not limited to insurance purchase, policy renewal, payment of premiums, and claim settlement.

We have invested significant resources in our technology system to support risk management, and we have developed a robust technology system for the integration with our partnered insurance carriers’ systems and the daily functioning of our internal risk management processes. For details of our measures to protect data security and personal information, see “—Data Security and Personal Information Protection.”

Sales and Marketing

Recognizing that brand awareness and image are key to our success in China’s online insurance market, we have been focusing on establishing our business presence and building our brand as a trustworthy online insurance distributor. Within a period of as short as three years, we have become a leading player in China’s online insurance market. By offering competitive insurance products on our platform and maintaining top-notch service quality throughout a consumer’s journey with us, we present ourselves as an accessible, reliable and valuable online insurance solutions provider. With the continual improvement of our brand reputation in the market, an increasing number of insurance carriers are inclined to partner with us, which in turn boosts our efforts in consumer acquisition and retention by virtue of the offerings of more attractive insurance products. Such virtuous, self-reinforcing cycle empowers us to continually expand our brand influence and market share, laying a solid foundation for our sustainable operations and long-lasting success in China.

Leveraging our technological power enabled by our technology teams, we have been able to make sales and marketing efforts in an intelligent and cost-effective manner. In order to implement customized marketing strategies for potential consumers with different backgrounds to improve the conversion rate, we divide potential consumers into different groups and conduct consumer profiling for each group utilizing our leading data capacities. Moreover, our highly developed model infrastructure enables us to reach out to and effectively attract a much larger base of people, which helps us connect to more consumers and drive up sales. By accurately matching potential and existing consumers with appropriate insurance products, our model infrastructure also substantially increases the odds for the success of our marketing strategies. Furthermore, enabled by our leading edge in data analytics, we keep monitoring the overall efficiency and commercial returns of our sales and marketing efforts, which allows us to continually optimize our marketing strategies at the group level and improve the return on investment of our marketing campaigns.

Competition

The online insurance industry in China is rather competitive. Our current or potential competitors include (i) other online independent insurance product and service platforms, (ii) traditional insurance intermediaries, (iii) online direct sales channels of large insurance carriers, (iv) major internet companies that have commenced insurance distribution businesses, and (v) other online insurance technology companies. We compete primarily on the basis of cutting-edge technologies, effective consumer acquisition and efficient consumer conversion capabilities, capabilities of designing popular customized products based on our deep understanding of consumer needs, best-in-class consumer service capabilities, well-established business relationships with insurance carriers proven by enhancing their operational efficiency and increasing theirs sales.

Employees

We had 331 and 359 full-time employees as of December 31, 2021 and 2022, respectively. All of our employees are located in China. The following table sets forth the number of our full-time employees by functions as of December 31, 2022:

Function	Number of employees	% of total
Research and development	194	54.0
Operations	7	2.0
Sales and marketing	101	28.1
General and administrative	57	15.9

Total	359	100.0

We enter into employment contracts and confidentiality agreements with our full-time employees. The confidentiality agreements entered into with our senior management and certain core employees also contain non-compete terms. In addition to base salaries and benefits, we provide performance-based bonuses for our full-time employees.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing fund. We are required under PRC laws to make contributions to social insurance plans for our employees at specified rates.

We have not experienced material labor disputes with our employees in the past. None of our employees is represented by labor unions.

Facilities

Our principal offices are located in Beijing, China, and we have also leased offices in Guangzhou, Wuhan and Hechi of China. As of December 31, 2022, our leased offices had an aggregate gross floor area of approximately 5,371 square meters. These leases vary in duration from one to three years.

We lease all the facilities that we currently occupy from independent third parties. We believe that the facilities that we currently lease are generally adequate to meet our needs for the foreseeable future.

Intellectual Property

We rely on a combination of patents, copyrights, trademarks and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We own software copyrights to the business system and platform software we developed in-house. Under the confidentiality agreements we enter into with our employees, they acknowledge that during the course of their employment all intellectual property rights generated by the employees, jointly with others, or by procuring others to conceive, develop, or research due to the performance of duties or use of our material and technical conditions, business information, know-how, confidential information belong to us.

We also closely monitor any infringement or misappropriation of our intellectual property rights. As of December 31, 2022, we had registered 50 copyrights, 176 trademarks and 23 domain names in mainland China.

Insurance

As we operate primarily online, we do not maintain property insurance policies covering users, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including labor disputes, consumer complaints in relation to our business operations, and other dissatisfactions, administrative penalties in relation to our advertisements, and trademark and copyright disputes with third parties. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, results of operations or financial condition.

Environmental, Social and Governance (ESG)

Since our inception, we have paid close attention to ESG matters and take actions in our day-to-day operations to create social value and fulfill our social responsibility. Our commitment to the society is the foundation upon which we build our social values into our business. We are committed to promoting social welfare, serving the community, and benefiting the society.

Public welfare activities

Operating as a responsible corporate citizen is central to our success as a business. We are committed to making a positive difference in the country and we are dedicated to offering customized and inclusive insurance protection to a wider group of people and we are honored to have our public welfare activities acknowledged by the society. For example, in December 2022, we won the Special Contribution Award of the 2022 Public Welfare Ceremony of the ifeng.com Activist Alliance for our customized insurance donation project for the China

Development Research Foundation’s One Village One Preschool project. We donated customized health insurance and casualty insurance to teachers and students of kindergartens in rural areas. Through such donation project, we believe that we have contributed to rural education and rural revitalization in mainland China and we will continue to demonstrate our corporate responsibility in public welfare activities through charitable giving.

Caring for the elderly group

We have been upholding our commitment to promoting equity and inclusion and we highly value the elderly group and their life-time contribution to our society. We strive to provide extra protection to the elderly group with our insurance products and services. To honor the Women’s Day, we cooperated with an insurance carrier to launch the Yuanbao Elderly Fracture Medical Insurance in March 2021 to provide free accidental fracture medical insurance for women aged 50 to 70 years old. Additionally, we launched Elderly Service Line specially designed for the elderly, which have exclusive functions such as prioritizing answering calls from the elderly, intelligent dialect communication matching, and special control of speech speed and volume. We believe that our special products and services designed for the elderly group have brought them more convenient insurance experience and stronger protection, which we are committed to offering in the future.

Serving quake-affected people

We have always taken it as our responsibility to help disaster-stricken people enjoy faster and more convenient insurance services. In May 2021, immediately after earthquakes occurred in Yunnan and Qinghai, China, we cooperated with many insurance carriers and launched special insurance services in response to the urgent needs of our insurance consumers in the affected areas, including opening a 24-hour hotline for consumers’ consultation and claim settlement, prioritizing to settle claims from quake-affected consumers and simplifying related procedures, providing advance payment of claims, offering convenient claim services, and proactively identifying affected consumers. We believe that we have leveraged our business advantages to assist our consumers in the quake-affected areas so that they have experienced the convenience of insurance and our and insurance carriers’ warmth to the greatest extent.

REGULATION

This section sets forth a summary of the most significant laws and regulations that may affect our business and operations in China.

Regulations Related to Foreign Investment in China

The establishment, operation and management of companies in China are governed by the PRC Company Law, which was promulgated in 1993 and last amended on October 26, 2018. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The Foreign Investment Law is promulgated by the National People’s Congress of the PRC, or the NPC, on March 15, 2019, and has taken effect since January 1, 2020, which replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-entry national treatment along with a negative list for foreign investments, establishing the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investments” refer to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises, or FIEs, in the PRC solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council of the PRC. According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List promulgated and amended by the National Development and Reform Commission, or the NDRC and the Ministry of Commerce from time to time. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the Negative List for investing in “restricted” industries.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, (i) that local governments shall abide by their policy commitments to the foreign investors and contracts concluded with the foreign investors in accordance with the law; (ii) FIEs are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer is prohibited; and (iv) the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in Renminbi or a foreign currency. Also, foreign investors or FIEs should assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that FIEs established prior to the effectiveness of the Foreign Investment Law may maintain their original organization form within five years after January 1, 2020.

On December 26, 2019, the State Council of the PRC further issued the Implementation Rules of the Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, the Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Implementation Rules of the

Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if an FIE established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the PRC Company Law or the PRC Partnership Enterprises Law, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the FIE and may public such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an FIE established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such FIE, remain binding upon the parties during the joint venture term of the enterprise.

On December 27, 2021, the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which came into effect on January 1, 2022. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry catalog for Foreign Investment (2022 Edition), or the 2022 Encouraged Industry catalog, on October 26, 2022, which came into effect on January 1, 2023. Industries not listed in the 2021 Negative List and 2022 Encouraged Industry catalog are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Pursuant to the Provisional Administrative Measures of Filing on Establishment and Modifications for Foreign Invested Enterprises promulgated by the Ministry of Commerce on October 8, 2016, and amended on July 30, 2017 and June 29, 2018, establishment and changes of FIEs not subject to approvals under the special entry management measures shall be filed with the relevant commerce authorities. However, as the Foreign Investment Law has taken effect, the Ministry of Commerce and the State Administration for Market Regulation, or the SAMR, jointly issued the Foreign Investment Information Report Measures on December 30, 2019, which has been in effect since January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures of Filing on Establishment and Modifications for Foreign Invested Enterprises, foreign investors or FIEs shall report their investment-related information to the competent local counterparts of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.

On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, which sets forth the provisions concerning the security review mechanism on foreign investment, including, amongst others, the types of investments subject to review, review scopes and procedures. The Measures on the Security Review of Foreign Investment defines foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. It further requires that foreign investors or their domestic affiliates to apply for clearance of national security review before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained.

Regulations Related to Value-Added Telecommunications Services

Pursuant to the PRC Telecommunications Regulations, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000, amended on July 29, 2014, and February 6, 2016, which provides a regulatory framework for telecommunications services providers in the PRC, telecommunications services are categorized into basic telecommunications services and value-added telecommunications services and the telecommunications services providers are required to obtain operating licenses prior to the commencement of their operations. Pursuant to the Classification catalog of Telecommunications Business (2015 version) as last amended on June 6, 2019, or the Telecom catalog, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Both online data processing and transaction processing services and information services fall within the second subcategory of value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the Ministry of Industry and Information Technology of the PRC, or the MIIT, or its provincial level counterparts.

Pursuant to the Telecom catalog, the “online data processing and transaction processing services” mean the online data processing and transaction/affair processing services provided for users through public communication networks or the internet, using various kinds of data and affair/transaction processing application platforms connected to various kinds of public communication networks or the internet. Online data processing and transaction processing services include transaction processing services, electronic data interchange services and network/electronic equipment data processing services. A telecommunication services operator engaged in online data processing and transaction processing services shall obtain a value-added telecommunications business operating license for “online data processing and transaction processing services,” or the EDI License.

Pursuant to the Telecom catalog, the “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. By technical service methods of information organization and transmission, among others, the “information services” are classified into information release platforms and transmission services, information retrieval and inquiry services, information community platform services, instant information interaction services as well as information protection and processing services. The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, sets out guidelines on the provision of internet information services. The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Internet Content Measures, commercial internet information services refer to the service activities of compensated provision to online subscribers through the internet of information or website production; non-commercial internet information services refer to the service activities of non-compensated provision to online subscribers through the internet of information that is in the public domain and openly accessible. The Internet Content Measures requires that a provider of commercial internet information services shall obtain a value-added telecommunications business operating license for “internet information services,” or the ICP License. The Internet Content Measures further requires that a provider of non-commercial internet information services shall carry out record-filing procedures with the MIIT or its provincial level counterparts. Moreover, pursuant to the Internet Content Measures, internet information service providers shall post their ICP License numbers or record-filing numbers in a prominent place on the homepage of their websites. In addition, the Internet Content Measures specifies a list of prohibited content. Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information service providers must monitor and control the information posted on their websites. If any prohibited content is found by an internet information service provider, it must immediately stop the transmission thereof, save the relevant records and make a report thereon to the relevant authority of the State. Pursuant to the Internet Content Measures, internet information service providers that violate such prohibition may face criminal charges or administrative sanctions. On January 8, 2021, the Cyberspace Affairs Commission, or the CAC, issued the Revised Draft for Comment of the Internet

Content Measures, or the Draft Internet Content Measures, which reinforces the responsibilities of Internet information service providers and includes: (i) establishing a review system of content publication, (ii) verifying the truthfulness of identity of users; and (iii) protecting the privacy and safety of personal information. As of the date of this prospectus, the Draft Internet Content Measures [has not been] adopted.

Pursuant to the Regulations for the Administrative Measures of Foreign-Invested Telecommunications Enterprises, or the FITE Regulation (2016 Version), which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, and the 2021 Negative List, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business which may be 100% owned by foreign investors. In order to acquire any equity interest in a value-added telecommunication business in China, the main foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunication business overseas. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the FITE Regulation (2016 Version), pursuant to which the main foreign investor contemplating to acquire equity interest in a value-added telecommunications services provider in China will not be required to demonstrate good track records and experience in operating a value-added telecommunication business overseas.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII, which is the predecessor of the MIIT promulgated the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MII Circular, pursuant to which, a PRC domestic company that holds a value-added telecommunications business operation license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses. In addition, under the MII Circular, the Internet domain names and registered trademarks used by a foreign-invested value-added telecommunications service operator shall be legally owned by that operator or its shareholders.

Our VIE, Yuanbao Shuke (Beijing) Technology Co., Ltd., has obtained a value-added telecommunication business operation license for providing online data processing (only limited to e-commerce business) and transaction processing services and information services business (only limited to internet information services), which will expire on February 26, 2025.

Regulations Related to Insurance Industry

The insurance industry in the PRC is subject to various regulatory provisions and guidelines formulated by the PRC regulatory authorities. Between 1998 and 2018, the CIRC was the regulatory authority responsible for the supervision of the Chinese insurance industry. In March 2018, the Chinese Banking and Insurance Regulatory Committee, or the CBIRC, was established as the result of the merger between the CIRC and the China Banking Regulatory Commission, and became the new regulatory authority for the supervision of the Chinese insurance industry. In March 2023, the State Council announced a reform plan, pursuant to which the National Administration of Financial Regulation, or the NAFR, was established based on the former CBIRC and became the current regulatory authority supervising the Chinese insurance industry.

Insurance activities undertaken within the PRC are primarily governed by the Insurance Law of the PRC, which was promulgated by the SCNPC, on June 30, 1995, and last amended in 2015, and the related rules and regulations. The Insurance Law of the PRC, comprising general principles, insurance contracts, insurance companies, insurance operational standards, supervision and regulation of the insurance industry, insurance agencies and insurance brokerage companies, legal liabilities and supplementary provisions, sets out the legal framework for regulating the insurance companies.

The Administrative Measures for the Licenses of Banking and Insurance Institutions, which was issued by the CBIRC on April 28, 2021, and took effect from July 1, 2021, stipulate that banking and insurance institutions, including insurance brokerage companies, professional insurance agencies and other insurance intermediaries, shall, when conducting financial business, legally obtain relevant financial license and a business license issued by the SAMR.

On October 28, 2021, the CBIRC promulgated the Implementing Measures for Administrative Licensing and Record-filing of Insurance Intermediaries which became effective on February 1, 2022. The CBIRC and its local offices shall, in accordance with the provisions of these Measures, implement administrative license and recordation of insurance intermediary business and senior executives.

Insurance Brokerage

Pursuant to the Insurance Law of the PRC, an insurance broker is an entity that, in the interest of the insurance applicants, provides intermediary services between the insurance applicants and the insurance companies for the conclusion of insurance contracts, and collects commissions for such services in accordance with relevant laws.

On February 1, 2018, the CIRC promulgated the Provisions on the Supervision and Administration of Insurance Brokers, or the Insurance Brokerage Provisions, which came into effect on May 1, 2018. The Insurance Brokerage Provisions specifies the provisions regarding market access and exit, operating rules, industry self-discipline, monitor and inspection and legal obligations for insurance brokers.

According to the Insurance Law of the PRC and the Insurance Brokerage Provisions, to operate insurance brokerage businesses within the territory of the PRC, an insurance brokerage company shall satisfy the following requirements stipulated by the CIRC and obtain a license to operate insurance brokerage business: (i) its shareholders meet the requirements stipulated in the Insurance Brokerage Provisions, and make capital contribution with their self-owned, true and lawful funds instead of bank loans or non-self-owned funds in various forms; (ii) its registered capital meets the requirements of the Insurance Brokerage Provisions and the registered capital shall be entrusted in accordance with the relevant provisions of the CIRC; (iii) its business scope recorded in the business license is in compliance with the relevant provisions of the CIRC; (iv) its articles of association is in conformity with the relevant provisions; (v) its company name is in conformity with the Insurance Brokerage Provisions; (vi) its senior managers meet the qualification requirements stipulated in the Insurance Brokerage Provisions; (vii) it has established a governance structure and internal control system as stipulated by the CIRC, and a scientifically and reasonably feasible business mode; (viii) it has a fixed premise in line with its business scale; (ix) it has a business and financial information management system as stipulated by the CIRC; and (x) other conditions specified by laws and administrative regulations or prescribed the CIRC. Besides, the minimum registered capital of an insurance brokerage company that conducts business in regions not limited to the provincial level is RMB50 million. The minimum registered capital of an insurance brokerage company that conducts business within the provincial level is RMB10 million. An insurance brokerage company shall not operate insurance brokerage business until it obtains the license, and it shall register the relevant information in a regulatory information system as prescribed by the CIRC in time.

The Insurance Brokerage Provisions also requires an insurance brokerage company to procure professional liability insurance or pay a deposit within twenty days upon obtaining a license to operate insurance brokerage business. If an insurance brokerage company intends to procure professional liability insurance, it shall ensure such the insurance remains valid. The maximum compensation for each accident under the professional liability insurance procured by an insurance brokerage company shall be no less than RMB1 million. One-year accumulated maximum compensation shall be no less than RMB10 million and no less than the insurance brokerage company’s income from principal business in the previous year. If an insurance brokerage company intends to pay a deposit, the deposit shall be paid at 5% of its registered capital; if an insurance brokerage company increases its registered capital, the amount of the deposit shall be increased proportionately. The deposit shall be stored in a designated account in the form of a bank deposit in a commercial bank or in any other form approved by the CIRC. Under any of the following circumstances, an insurance brokerage company may use the deposit: (i) decrease of registered capital; (ii) cancelation of license; (iii) taking out of professional liability insurance in conformity with the conditions; or (iv) other circumstances provided by the CIRC. An insurance brokerage company shall report in written form to the local branch of the CIRC within five days from the day when it uses the deposit.

On May 12, 2020, the Notice by the General Office of the China Banking and Insurance Regulatory Commission of Effectively Strengthening the Administration of Practitioners of Professional Insurance Intermediaries was issued. Under such notice, “practitioners of professional insurance intermediaries” refer to agent practitioners of professional insurance agencies, brokerage practitioners of insurance brokers, etc. Such notice stipulates that professional insurance intermediaries shall comply with certain requirements, including among others, (i) to fully assume the administration responsibilities; (ii) to strengthen the overall administration of practitioners; (iii) to conduct strict administration of the recruitment of practitioners; (iv) to conduct strict administration of the training of practitioners; (v) to establish the classification system for practitioners’ sales capabilities; (vi) to conduct strict integrity administration of practitioners; and (vii) to lay a solid foundation for the administration of practitioners.

Pursuant to the Insurance Brokerage Provisions, an insurance broker and its practitioners shall not engage in the following acts or behaviors: (i) deceive or mislead the insurer, the applicant, the insured or the beneficiary; (ii) conceal any important circumstances relating to the insurance contract; (iii) obstruct the applicant from fulfilling his or her obligation to tell the truth, or induce the applicant not to fulfill the same; (iv) grant or commit to grant to the applicant, the insured or the beneficiary any interest other than that provided in the insurance contract; (v) compel or induce the applicant to enter or restrict the applicant from entry into an insurance contract by using their administrative power, position or the advantage of their profession and other improper means; (vi) forge or alter the insurance contract without authorization or providing false evidence for parties to the insurance contract; (vii) misappropriate, retain or embezzle the premiums or insurance benefits; (viii) make use of the advantages of the business to obtain improper benefits for other institutions or individuals; (ix) defraud insurance benefits in collusion with the applicant, the insured or the beneficiary; or (x) disclose trade secrets of the insurer, the applicant or the insured known during the business activities. An insurance broker and its practitioners shall not solicit or accept any remuneration or other property other than those as agreed upon in the contract and granted by any insurance company or its staff or take advantage of executing the insurance brokerage business to obtain other illegal benefits in the course of carrying out the insurance brokerage business.

The Insurance Brokerage Provisions also sets out the requirements for senior officers of an insurance broker, such as education, work experience and good character. It also provides that senior officers of an insurance broker shall obtain the employment qualification approved by the local branches of CIRC prior to the assumption of duty.

In addition, pursuant to the Insurance Law of the PRC, the examination and approval of the qualification of insurance brokerage practitioners have been canceled. Pursuant to the Insurance Brokerage Provisions and the Notice on Relevant Issues on the Administration of Practitioners of Insurance Intermediaries, which was promulgated by the CIRC on August 5, 2015, before an insurance intermediary practitioner begins to practice, his or her employer shall complete the practicing registration in the insurance intermediary regulatory information system of the CIRC for him or her, and the qualification certificate shall not be served as a necessary condition for the administration of practicing registration.

Our subsidiary, Yuanbao Insurance Brokerage (Beijing) Co., Ltd., as an insurance broker, has obtained the insurance intermediary license.

Insurance Agencies

Pursuant to the Insurance Law of PRC and the Provisions on the Supervision and Administration of Insurance Agencies, or the Insurance Agencies Provisions, which was promulgated on November 12, 2020 and came into effect on January 1, 2021, an insurance agency is an entity, which has been authorized by an insurer to transact insurance business on its behalf within the scope of authorization and gets in return agency’s commissions to be collected from the insurer.

The Insurance Agencies Provisions stipulates the rules of market access and exit, operating rules, industry self-discipline, monitor and inspection and legal obligations for insurance agencies (including professional insurance agencies, sideline insurance agencies and individual insurance agents). “Professional insurance agencies” mean insurance agencies and their branch offices that are lawfully formed according to the law and that specialize in insurance agency business. A professional insurance agency may operate all or part of the following businesses: (i) selling insurance products as an agent; (ii) collecting insurance premium as an agent; (iii) conducting loss investigation and claims settlement concerning insurance business; and (iv) any other insurance agency-related businesses stipulated by the state council insurance regulatory and supervisory authority.

According to the Insurance Agencies Provisions, a professional insurance agency engaging in insurance agency business within the territory of the PRC shall satisfy the qualification requirements specified by the insurance regulatory authority under the State Council and obtain the Insurance Agency License. The minimum registered capital of a professional insurance agency that conducts business in regions not limited to the provincial level is RMB50 million, while the minimum registered capital of a professional insurance agency that conducts business within the provincial level is RMB20 million. The registered capital of a professional insurance agency shall be paid-up in full. Where a professional insurance agency that conducts business in regions not limited to the provincial level where its registration formalities are undergone intends to engage in insurance agency business in a place other than its registration place, it shall form a local branch (including branch company and business department). To form a branch, a provincial branch company shall be established first to be designated to handle the matters concerning application for administrative licensing, and submission or regulatory reports and statements, among others, and to be responsible for managing other branches.

According to the Insurance Agencies Provisions, a professional insurance agency shall procure professional liability insurance or deposit margin within twenty (20) days from the date of obtaining the insurance agency business license. The compensation limit of the professional liability insurance purchased by the professional insurance agency for each accident shall not be less than RMB1 million, the cumulative compensation limit of the one-year policy shall not be less than RMB10 million and shall not be less than that of the main business income of insurance agency of the previous year. A professional insurance agency shall deposit 5% of the registered capital as the cash deposit, and if a professional insurance agency increases its registered capital, it shall increase the amount of the margin proportionally.

Pursuant to the Insurance Agencies Provisions and the Notice on Relevant Issues on the Administration of Practitioners of Insurance Intermediaries, which was promulgated by CIRC on August 3, 2015, before an insurance intermediary practitioner begins to practice, his/her employer shall complete the practicing registration in the insurance intermediary regulatory information system of the CIRC for him/her, and the qualification certificate shall not serve as a prerequisite for the registration. The Insurance Agencies Provisions stipulated that if an individual insurance agent or a practitioner of an insurance agency changes such institution, the new institution shall complete practice registration for him/her and the original institution shall promptly cancel his/her practice registration within the stipulated period.

Our subsidiary, Shouxin Insurance Agency (Guangdong) Co., Ltd., as a professional insurance agency, has obtained the insurance intermediary license.

Reward and Incentive

According to the Insurance Brokerage Provisions and the Insurance Agencies Provisions, an insurance broker and a professional insurance agency both may not set payment of fees or purchase of insurance products as a condition of employment, may not promise unreasonably high return, or take the number of persons introduced directly or indirectly or sales performance as the main basis of payroll calculation.

Pursuant to the Notice on Strictly Regulating Incentive Measures of Insurance Intermediaries promulgated by the CIRC on November 15, 2010, professional insurance intermediaries may only implement equity incentive measures for sales personnel with more than two consecutive years of practice experience within such intermediaries, and may not arbitrarily expand the scope of equity incentives for rapid business growth. In implementing incentives, professional insurance intermediaries may not: (i) conduct deceptive or misleading promotion for the incentive program, including exaggeration or arbitrarily promising uncertain earning from the future listing; (ii) induce sales personnel to purchase self-insurance or purchase insurance with borrowings for incentives; or (iii) offer client equity in the name of incentive as consideration for illicit interests. According to the Circular on Further Regulating the Incentive Plans of Professional Insurance Intermediary Institutions, promulgated on February 28, 2012, by the CIRC, all professional insurance intermediary institutions shall not, by way of connecting the equity incentive plan with their listing and exaggerating proceeds brought by their listing and other means, induce any of the general public to become a salesperson, or induce salespersons or clients to buy insurance products which are inconsistent with their actual insurance needs.

Sales of Insurance Products

On September 20, 2023, the NAFR issued the Administrative Measures for Insurance Sales Conduct, which will take effect on March 1, 2024. Pursuant to the measures, insurance sales conducts include pre-sales conduct, during-sales conduct and after-sales conduct. Insurance companies and insurance intermediaries are required to conduct insurance sales business within the scope of business and regional scope approved by the law and regulatory system as well as regulatory authorities. Insurance sales personnel shall not engage in insurance sales practices beyond the scope of authorization of their respective institutions. Insurance companies should establish management systems for grading insurance products. Insurance companies and insurance intermediaries should also grade their insurance sales personnel, and such grading systems for insurance sales personnel should be coordinated with insurance companies’ management systems for grading insurance products. Insurance companies and insurance intermediaries should strengthen the management of insurance sales channel business, implement the responsibility for insurance sales channel business compliance, improve the supervision of insurance sales channel compliance, and shall not use the insurance sales channel to carry out illegal and irregular activities.

On November 11, 2022, the CBIRC issued the Administrative Measures for the Disclosure of Information on Personal Insurance Products, which became effective on June 30, 2023. The administrative measures aim to regulate the disclosure of individual insurance product information. Pursuant to the administrative measures, insurance companies are required to disclose the information on their insurance products and insurance intermediaries, insurance sales personnel and insurance practitioners shall provide the information on insurance products to the public based on the information and materials on insurance products provided by insurance companies. Insurance companies, insurance intermediaries and insurance sales personnel and practitioners are required to disclose the information on insurance products to the policyholders, the insured, and the beneficiaries throughout the sales process to protect the rights of consumers.

Internet Insurance Business

On April 14, 2016, the CIRC together with 14 authorities issued the Implementation Plan for the Special Campaign on Internet Insurance Risks, which sets out the overall framework for the rectification initiative dedicated to mitigation of internet insurance risks, specifying that the special rectification initiative shall focus on regulating business operation model, optimizing market environment and improving regulatory rules, to achieve the objective of parallel promotion of innovation and risk mitigation, and the healthy and sustainable development of internet insurance.

On December 7, 2020, the CBIRC promulgated the Regulatory Measures for Internet Insurance Business, or the Internet Insurance Measures, which became effective on February 1, 2021. Pursuant to the Internet Insurance Measures, “Internet insurance business” refers to insurance operating activities such as conclusion of insurance contracts and provision of insurance services that are conducted by insurance institutions based on internet. Any entity which is not a qualified insurance institution (including the insurance company and insurance intermediary institution, such as the insurance brokerage company and insurance agency company) is not allowed to conduct internet insurance business, including without limitation consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection.

According to the Internet Insurance Measures, “self-operated online platform” refers to the online platform which is established and operated independently with complete data authority by an insurance institution for the purpose of engaging in internet insurance business. The Internet Insurance Measures requires that insurance institutions conducting internet insurance business via their self-operated online platforms in the form of websites or mobile applications shall complete the filing with the competent authority for the operation of their websites and mobile applications. An insurance institution shall sell internet insurance products or provide insurance brokerage or insurance adjustment services via its self-operated online platform or the self-operated online platform of other insurance institutions, and the internet insurance transactions being conducted through online interfaces shall be self-operated by insurance institutions only. In addition, the Internet Insurance Measures imposes technical IT requirements for insurance institutions engaged in internet insurance business. For example, the self-operated online platforms with internet insurance products sales or insuring functions and the information management systems and core business systems that support the operation of such self-operated online platforms shall be certified as Safety Level III Computer Information Systems or above level. As for the self-operated online platforms without internet insurance products sales or insuring functions and the information management systems and core business systems that support the operation of such self-operated online platforms shall be certified as Safety Level II Computer Information Systems or above level.

The Internet Insurance Measures also sets out specific requirements in relation to marketing activities conducted by insurance institutions for the marketing and promotion of insurance products or insurance services via internet media, such as websites and applications, in the form of text, pictures, audio, video or otherwise. An insurance institution shall comply with the PRC Advertising Law, laws and regulations on marketing of financial products and other relevant rules promulgated by the CBIRC when carrying out marketing activities to promote their insurance products and services. In addition, the Internet Insurance Measures also requires insurance institutions to regulate their marketing and sales activities for internet insurances products, including, among others, implementing management protocols on the qualification, training, and behavior of internet insurance practitioners and protocols on approval of content on marketing and sales of internet insurance products. The internet insurance practitioners shall conduct marketing activities of internet insurance products within the scope authorized by insurance institutions and disclose relevant information on their marketing web page, such as their personal information and insurance institution’s names. The marketing content published by the practitioners shall be uniformly made by insurance institutions. An insurance institution shall assume the primary responsibility for the internet insurance marketing activities conducted by itself and its practitioners.

The Internet Insurance Measures also sets forth specific operation and management requirements in relation to an insurance institution, including, among others, (i) an insurance institution shall adopt effective technical methods to verify the authenticity of each policyholder’s identity information, and completely record and keep the main internet insurance business process; (ii) an insurance institution shall complete practice registration for their personnel, and shall identify their qualification to engage in internet insurance business for public inquiry; (iii) the relevant fees paid by insurance companies to insurance intermediary service providers shall not be settled in cash; (iv) an insurance institution shall assume the primary responsibility for the protection of consumer information, and shall collect, process and use personal information following the principles of legality, legitimacy and necessity, and ensure the security and legality of the collection, processing and use of information; and (v) an insurance institution shall make several internal operation plans and protocols, for example, an emergency response plan for the interruption of internet insurance business operation, an internal control protocol for anti-money laundering, a consumer due diligence protocol, a protocol for keeping consumer identity data and transaction records, a protocol for the reporting of large-value transactions and suspicious transactions and an anti-fraud protocol.

On June 22, 2020, the CBIRC promulgated the Circular on Regulating the Retrospective Management of Internet Insurance Sales Practices, which took effect on October 1, 2020, setting out requirements on various aspects of online sales by insurance institutions (including insurance companies and insurance intermediaries), including sales practices, record-keeping for backtracking sales, and disclosure requirements. The Circular on Regulating the Retrospective Management of Internet Insurance Sales Practices provides that, (i) online sales pages should be displayed only on insurance institutions’ self-operated online platforms and should be separated from non-sales pages; (ii) important insurance clauses should be presented on a separate page and be confirmed by policyholders or insureds; and (iii) insurance institutions should keep records for five years after the expiry of the policy for policies with a term of one year or less and for ten years for policies with a term longer than one year for purposes of backtracking sales.

On October 12, 2021, the General Offices of the CBIRC issued the Notice on Further Regulating Matters Concerning Internet Personal Insurance Business, or the CBIRC Circular 108, to regulate the Internet personal insurance business. Pursuant to the CBIRC Circular 108, “Internet Personal Insurance Business” means the business operation activities that insurance companies publicly publicize and sell Internet personal insurance products, enter into insurance contracts, and provide insurance services on self-operated online platforms established or by entrusting insurance intermediaries to do so on such institution’s self-operated online platforms. The CBIRC Circular 108 provides, among others, that (i) the scope of Internet personal insurance products should be limited to accident insurance, health insurance (except care insurance), term life insurance, ordinary life insurance (except term life insurance) with an insurance period of more than 10 years and ordinary annuity insurance with an insurance period of more than 10 years, as well as other personal insurance products specified by the CBIRC; (ii) Internet personal insurance products that do not comply with the requirements under the CBIRC Circular 108 shall not be offered online; and (iii) each installment of premium of certain insurance products less than one year term, such as accident insurance and health insurance, shall be equal.

In addition, the CBIRC Circular 108 provides the upper limit for the predetermined fee rate and average supplemental fee rate for certain insurance products. It further requires insurance intermediary institutions that conduct the sales of ordinary life insurance products (excluding fixed term life insurance) and annuity insurance products longer than ten-year term to meet certain conditions, including, among others, having more than three years of experience in internet personal insurance business operation, and having not received any material administrative penalty due to the internet insurance business operation over the last year. Furthermore, the consumer service personnel of insurance intermediary institutions are not allowed to actively promote internet insurance products and their salary shall not be linked to the sales assessment indicators of Internet personal insurance business.

Foreign Restriction

On December 11, 2006, the CIRC issued the Announcement of the CIRC on Permitting the Establishment of Wholly Foreign-invested Insurance Brokerage Companies by Foreign Insurance Brokerage Companies, which became effective on the same day. Such announcement provides that in five years following China’s accession into the WTO, the establishment of a wholly foreign owned enterprise to engage in insurance brokerage services shall be permitted. There shall be no other restrictions except those on the establishment conditions and business scopes.

On April 27, 2018, the CBIRC promulgated the Notice on Relaxing Restrictions on the Business Scope of Foreign-Funded Insurance Brokerage Companies, which became effective on April 27, 2018. Pursuant to this notice, the foreign-funded insurance brokerage institutions that obtain insurance brokerage business permits upon approval by the insurance regulatory authority of the State Council may engage in the following insurance brokerage businesses within the PRC: (i) drafting insurance application proposals, selecting insurers, and undergoing the insurance application formalities for insurance applicants; (ii) assisting the insured parties or beneficiaries in claiming compensation; (iii) reinsurance brokerage business; (iv) providing disaster or loss prevention or risk evaluation and management advisory services; and (v) other businesses approved by the CBIRC.

In addition, the Circular of the Chinese Banking and Insurance Regulatory Committee on Allowing Overseas Investors to Operate Insurance Agency Business in China promulgated on June 19, 2018, stipulates that professional insurance agencies established in China by overseas professional insurance agencies which have more than three (3) years’ experience in insurance agency business or by foreign invested professional insurance companies which have more than three (3) years’ experience in business may apply for operating insurance agency business, and the relevant provisions on professional insurance agencies with respect to business scope and market access shall apply to them. According to the Service Guide for Examination and Approval Matters concerning the Insurance Brokerage Business Operation License issued by the NAFR on June 16, 2023, the standard for classifying Chinese invested and foreign invested insurance brokerage companies is that an insurance brokerage company shall be deemed as a foreign-funded professional insurance brokerage company if the proportion of foreign investments therein is twenty-five percent (25%) or more after the cumulative calculation.

Pursuant to the Notice by the General Office of the CBIRC of Relevant Measures for Clarifying the Opening up of the Insurance Intermediary Market issued on December 3, 2021, professional insurance intermediaries, including professional insurance agencies, insurance brokerage institutions, and insurance adjustment institutions, established in China by foreign insurance group companies and foreign-funded insurance group companies shall be allowed to engage in relevant insurance intermediary business. Pursuant to this notice, the following qualification requirements for the foreign investor of an insurance brokerage company are abolished: (i) the foreign investor shall have engaged in insurance brokerage business for more than thirty years within the territories of World Trade Organization members; (ii) the foreign investor shall have established its representative office in China for two consecutive years; and (iii) the total assets of the foreign investor shall be no less than US$200 million as of the end of the year prior to its application.

Anti-money Laundering

The PRC Anti-money Laundering Law, or the AML Law, promulgated by the SCNPC on October 31, 2006 and effective since January 1, 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as specific non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. Pursuant to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions specified by the State Council, while the list of the specific non-financial institutions with anti- money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as insurance brokerage companies, insurance agencies and payment institutions.

The CIRC promulgated the Administrative Measures for the Anti-money Laundering Work in the Insurance Industry, or the Insurance AML Measures, on September 13, 2011, to set forth anti-money laundering requirements applicable to insurance companies, insurance assets management companies, insurance agencies and insurance brokerage companies. Insurance brokerage companies and/or professional insurance agencies are required to provide insurance companies with customer identification information, and if necessary, copies of identification cards or other identification documents of customers, establish an internal control system for anti-money laundering, conduct anti-money laundering training, properly deal with major money-laundering cases involving them, cooperate during anti-money laundering supervision, inspections, administrative investigations, and criminal investigations, and keep confidential information related to anti-money laundering investigations. The senior management officers of insurance brokerage companies and/or professional insurance agencies are also required to be familiar with anti-money laundering laws and regulations.

On September 29, 2018, the People’s Bank of China, or the PBOC, the CIRC and China Securities Regulatory Commission, or the CSRC, jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports, etc.

We have formulated and adopted certain policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing.

Regulation Related to Cybersecurity, Data Security and Privacy Protection

Cybersecurity and Data Security

China has enacted various laws and regulations with respect to internet security and protection of personal information from any inappropriate collection activities, abuse or unauthorized disclosure. Cybersecurity and data security in the PRC are regulated and restricted from a national security standpoint. The Decision of the Standing Committee of the National People’s Congress in Relation to Protection of Internet Security enacted by the SCNPC, on December 28, 2000, as amended on August 27, 2009, provides that, among other things, the following activities conducted through the internet, if constituted a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer information system relating to state affairs, national defense or cutting-edge science and technology; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, thus damaging computer systems and the communications networks; (iii) in violation of national regulations, discontinuing computer networks or the communications services without authorization, as a result of which the computer network or communication system cannot function normally; (iv) leaking state secrets; (v) spreading false commercial information; (vi) infringing intellectual property rights through internet or (vii) other illegal activities provided by the Decision in Relation to Protection of Internet Security.

The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 and came into effect on March 1, 2006 by the MPS requires internet service providers and organizations that use interconnection implementing technical measures for internet security protection, like technical measures for preventing any matter or act that may endanger network security, for example, computer viruses, invasion or attacks to or destruction of the network. All internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its websites.

According to the PRC National Security Law issued by the SCNPC on February 22, 1993 and latest revised on July 1, 2015, the State shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to state security to prevent and neutralize state security risks in an effective way.

On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business operation permits or their business licenses. On September 12, 2022, the CAC issued the Notice on Seeking Public Comments on the Decision on Amending the Cybersecurity Law (Draft for Public Comments), which imposes more stringent legal liabilities for certain violations of the Cybersecurity Law and increases the maximum fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cybersecurity Law to RMB50 million or up to 5% of the turnover of the company in the preceding year. The period for public comments ended on September 29, 2022, and there is no timetable as to when the draft will be enacted.

On December 15, 2019, the CAC, issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order No. 5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; and (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security, and imposes export restrictions on certain data and information. The Data Security Law provides that “data” refers to any recording of information by electronic or other means. Data processing includes the collection, storage, use, processing, transmission, availability and disclosure of data, etc.

On July 12, 2021, the CAC, the MIIT and the Ministry of Public Security, or the MPS, jointly issued the Circular of Issuing the Administrative Provisions on Security Vulnerabilities of Network Products, or Circular No. 66, which took effect on September 1, 2021. Circular No. 66 states that, no organization or individual may exploit the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish information relating to such security vulnerabilities. Anyone who is aware of the aforesaid offenses should not provide any technical support, advertising, payment settlement and other assistance to the offenders. According to Circular No. 66, network product providers, network operators, and platforms collecting network product security vulnerabilities must establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. In order to ensure that security vulnerabilities in network products are fixed on a timely basis and reasonably reported, network product providers should perform certain obligations on the management of security vulnerabilities in their network products, including, among others, reporting the relevant vulnerability information to the Cybersecurity Threat and Vulnerability Information Sharing Platform of the MIIT within two days, which shall include the name, model, and version of the product affected by such security vulnerability, as well as the technical characteristics, degree of harm and scope of impact of such vulnerability. Circular No. 66 also prohibits the disclosure of undisclosed vulnerabilities information to overseas organizations or individuals other than to the network product providers.

On July 30, 2021, the State Council promulgated the Provisions on Protection of Critical Information Infrastructure Security, which took effect on September 1, 2021 and provides that “critical information infrastructures,” or CII, refers to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood and public interests if damaged, malfunctioned, or if leakage of data relating thereto occurs. Pursuant to these provisions, the relevant governmental authorities are responsible for formulating the rules on identifying the CII and organizing to identify such the CII in the related industries and fields, taking into account the factors set forth in the provisions and shall notify the operators identified as critical information infrastructure operators, or CIIOs. However, as the governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of such provisions, including the rules on identifying the CII in different industries and fields, it remains unclear whether we or other operators we provide network products and services to may be identified as CIIOs.

On December 28, 2021, the CAC published the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, CIIOs that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. According to the Cybersecurity Review Measures, before purchasing any network products or services, a CIIO shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users, and intend to be listed at a foreign stock exchange must be subject to the cybersecurity review. The Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks of the relevant activities, including, among others: (i) the risk of any critical information infrastructure being illegally controlled, interfered, or sabotaged; (ii) the harm to the business continuity of any critical information infrastructure caused by the disruption of supply of these products and services; (iii) the security, openness, transparency and variety of sources of these products or services, the reliability of supply channels, as well as risks of supply interruptions due to factors such as politics, diplomacy and trade; (iv) the level of compliance with PRC laws and regulations of the product and service providers; (v) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or cross-border transferred, (vi) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the cyber information security risk in connection with public offering, and (vii) other factors that may adversely affect the security of critical information infrastructures, cyber security or data security. If the cybersecurity review office of CAC deems it necessary to conduct a cybersecurity review, it should complete a preliminary review (including reaching a review conclusion suggestion and sending the review conclusion suggestion to the implementing body for the cybersecurity review mechanism and the relevant authorities for their comments) within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the receipt of a review conclusion suggestion, the implementing body for the cybersecurity review mechanism and the relevant authorities for their comments shall issue a written reply within 15 business days. If the cybersecurity review office of CAC and these authorities reach a consensus, then the cybersecurity review office of CAC shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.

On November 14, 2021, the CAC published the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Cyber Data Security Regulations also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a CIIO and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall consider certain factors including, among other things, (i) the purpose, scope and manner of the cross-border data transfer and the overseas data recipient processing data and the legality, legitimacy and necessity thereof, (ii) the scale, scope, type and sensitivity of the transferred data, the risks to national security, public interests and the legitimate rights and interests of individuals or organizations arising from the cross-border data transfer, (iii) the overseas data recipient’s commitment to assume responsibility and obligations, the management and technical measures to fulfill the responsibilities and obligations, and the ability to ensure the security of the transferred data, (iv) the risk of data being tampered with, destroyed, leaked, lost, transferred, or illegally obtained or illegally used during and after the cross-border transfer, and the existence of channels for safeguarding the rights and interests of personal information, and (v) adequate compliance of data transfer-related contracts or other legally binding documents between the data processor and the overseas recipient with the data security protection responsibilities and obligations. The data processors that in violation of such measures are required to rectify such non-compliance within 6 months of the effectiveness date thereof.

On December 8, 2022, the MIIT issued the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023. The measures are aimed to regulate the processing activities of data in the field of industry and information technology field conducted by relevant data processors in China. The measures apply to industrial enterprises, software and information technology service companies, and companies holding licenses for operation of telecommunication services that independently determine the purposes and methods of data processing in the course of data processing activities. Data processing activities include, among others, the collection, storage, use, processing, transmission, provision, and disclosure of data. Pursuant to the measures, data in the field of industry and information technology includes industrial data, telecommunication data, and radio data generated and collected during the operation of relevant services. The measures provide for the classification of data in the field of industry and information technology as general, important, or core data, and provide specific requirements for the management of data classifications and data protection measures, including, among other things, data collection, storage, processing, transmission, disclosure, and destruction for data processors in the field of industry and information technology. In particular, data processors processing important data and core data are required to complete filing with relevant authorities for the catalog of important data and core data. The filing information includes basic information on the data, such as category, classification, quantity, processing purposes and methods of data processing, scope of use, liable entities, data sharing, cross-border transfer of data, and data security protection measures, excluding the content of the data themselves. If over 30% of the quantity (i.e., number of data items or amount of data stored) of important and core data changes or there is any material change to other filing information, data processors must update the filing information with the relevant authorities within three months after such change. Furthermore, the measures provide data security requirements for cross-border and data transfers for data processors. If a data processor needs to transfer data in cases of merger, restructuring, or bankruptcy, it shall make data transfer plan and notify users affected. In addition, the measures indicate that the legal representative or principal of the data processor should be the primary person held accountable for data security and the person in charge of data security should take direct responsibility for the security of data processing activities.

Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, or provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Moreover, network operators are obligated to delete unlawfully collected information and to amend incorrect information.

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, and effective on March 15, 2012, stipulate that internet information service providers may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. “User Personal information” is defined as information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information as necessary for the provision of its services. An internet information service provider is also required to properly store user personal information, and in case of any leak or likely leak of the user personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the SCNPC on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal

Information, issued by the MIIT on July 16, 2013 and the Cybersecurity Law, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, reasonable and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. In case of any actual or potential leakage of the user personal information, internet information service providers must take immediate remedial measures and make timely report to the relevant regulatory authorities and inform users in accordance with the regulations. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015 and becoming effective on November 1, 2015, any ICP License holder that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations. In addition, any individual or entity that (i) sells or provides personal information to others unlawfully, or (ii) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. Moreover, on October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service operators and the severe situations of the relevant crimes.

On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal behaviors of apps operators in terms of collection and use of personal information, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “providing users’ personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes the app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

Furthermore, in order to improve the protection of personal information, the National Information Security Standardization Technical Committee also issued the Cyber Security Standards Practice Guide—Guide to Self-evaluation of Collection and Use of Personal Information by Mobile Internet Applications (Apps) on July 22, 2020 regarding the security of information collected and used by operators of mobile apps. In addition, pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications jointly promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021, and which took effect on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of a mobile app’s basic function services, without which the mobile app cannot achieve its function services.

On May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. The Civil Code provides in a stand-alone chapter of right of personality and reiterates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information. The information processor shall take technical measures and other necessary measures to protect the personal information collected and stored by it and to prevent any information from being leaked, falsified and lost. In the event that any personal information is or may be leaked, falsified or lost, the information processor shall take immediate remedial measures, inform the natural person concerned and escalate such situation to the competent department as required.

On August 20, 2021, the SCNPC issued the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The PRC Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information, as defined in the PRC Personal Information Protection Law, refers to information related to identified or identifiable natural persons and recorded by electronic or other means, but excluding the anonymized information. The PRC Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation. The relevant governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the PRC Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and takes special care of the personal information of children under 14 and sensitive personal information.

The Administrative Provisions on the Account Information of Internet Users, which was promulgated by the CAC on June 27, 2022 and became effective on August 1, 2022, sets out guidelines on the provision the account information of internet users. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

Algorithm

Since 2021, the PRC government has taken steps to strengthen the supervision on the use of algorithm in the field of internet information service. On September 17, 2021, the CAC and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control, and improve the capacity to respond to algorithmic security emergencies. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, or the Administration Provisions on Algorithmic Recommendation, which became effective on March 1, 2022. The Administration Provisions on Algorithmic Recommendation stipulates that algorithmic recommendation service providers shall (i) fulfill their responsibilities with respect to algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, technology ethics review, user registration, information release examination, data security and personal information protection, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and publish rules governing algorithmic recommendation related service. The provider of algorithmic recommendation services shall not use the services to (i) carry out any illegal activity which may endanger national security or social or public interest, disturb economic order or social order, or infringe on third parties’ legal interest, or (ii) disseminate any information prohibited by laws or regulations. Besides, it shall not take advantage of its algorithms to impose unreasonable restrictions. Moreover, it requires algorithmic recommendation service providers to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation service, the algorithm recommendation service provider shall immediately stop providing relevant services. Algorithmic recommendation service providers shall also provide users with the function to select or delete user labels that are based on personal characteristics and used for algorithmic recommendation services.

On July 10, 2023, the CAC and six PRC regulatory agencies, including the NDRC, jointly issued the Interim Measures on the Management of Generative AI Services, which became effective on August 15, 2023. Such measures define the generative AI technology as the models and the related technologies with the ability to generate such contents as texts, pictures, sound, videos, etc. Pursuant to such measures, among others, the content generated by the generative AI shall be true and accurate, and measures shall be taken to improve the transparency of generative AI services and the accuracy and reliability of the generated content during the provision of generative AI services. Organizations and individuals that use generative AI technology to provide generated content services such as texts, pictures, sound, videos, etc., including those that provide generative AI services by providing programmable interfaces or otherwise, shall assume the responsibilities of producers of the internet information content. In addition, such providers shall conduct the training data processing activities, such as pre-training data and optimized training data, in accordance with the laws, and take effective measures to improve the quality of training data and to enhance the authenticity, accuracy, objectivity and diversity of the training data.

Failure to comply with the above laws and regulations may subject the internet service providers like us to administrative penalties including, without limitation, fines, suspension of business operation, shut-down of websites, revocation of licenses and even criminal liabilities.

Regulations Related to Intellectual Property

Copyright

The Copyright Law of the PRC, which was promulgated on September 7, 1990 by the SCNPC and further amended in November 2020 and took effect in June 2021, and the Implementation Regulations of the Copyright Law as promulgated on August 2, 2002 and latest amended on January 30, 2013 by the State Council, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, right of reproduction and other personal and property rights.

The National Copyright Administration promulgated the Computer Software Copyright Registration Measures, or the Software Copyright Measures, as promulgated on February 20, 2002, which regulates software copyright registration, software copyright exclusive license contracts, and transfer contracts. The National Copyright Administration of China will be the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Center of China, or the CPCC, is designated as the software registration authority. The Computer Software Protection Regulations (2013 Revision), or the Computer Software Protection Regulations, issued by the State Council which stipulates that software copyright owners and relevant matters associated with the protection, registration, licensing, and transfer of software copyright, and stipulates that software copyright owners may obtain registration from the software registration authority acknowledged by the copyright administrative department under the State Council. The CPCC will grant registration certificates to the Computer Software Copyrights applicants which complies with the provisions of both the Software Copyright Measures and the Computer Software Protection Regulations.

Trademarks

Trademarks are protected by the PRC Trademark Law promulgated by the SCNPC on August 23, 1982, and last amended on April 23, 2019 and effective on November 1, 2019 as well as the Implementation Regulations of the PRC Trademark Law promulgated by the State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of National Intellectual Property Administration, or the Trademark Office, handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten-year term.

The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Patents

According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984, last amended on October 17, 2020 and took effect on June 1, 2021, and its Implementation Rules promulgated by the State Council on January 9, 2010, and effective on February 1, 2010, the National Intellectual Property Administration is responsible for administering patents in the PRC. The Patent Law and its implementation rules provide for three types of patents, “invention,” “utility model” and “design.” Invention patents are valid for 20 years, while design patents are valid for fifteen years and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Domain Names for the Chinese Internet promulgated by the MII on November 5, 2004, and effective on December 20, 2004, which was superseded by the Measures on Administration of Internet Domain Names promulgated by the MIIT on August 24, 2017, and effective on November 1, 2017. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC Internet domain names. The domain name services follow a “first-come, first-file” principle. Applicants for registration of domain names shall provide their true, accurate and complete information of such domain names to and enter into registration agreements with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Regulations Related to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Exchange Administration Regulations as recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires the prior approval from SAFE or its local branch.

Payments for transactions that take place in China must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. FIEs may retain foreign exchange proceeds in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local branch. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, which was promulgated on November 19, 2012, became effective on December 17, 2012, and was further amended in 2015, 2018 and 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange proceeds into the accounts relating to the direct investments. This circular also simplifies foreign exchange-related registration required for foreign investors to acquire equity interests of PRC companies and further improves the administration on foreign exchange settlement for FIEs’ foreign exchange capital.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015 and was amended on December 30, 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, when setting up a new FIE, investors should register with banks for direct domestic investment and direct overseas investment.

The Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, which was promulgated on March 30, 2015, became effective on June 1, 2015, and was amended on December 30, 2019, provides that an FIE may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to this circular: FIEs are allowed to settle 100% of their foreign exchange capital on a discretionary basis; an FIE should truthfully use its capital for its own operational purposes within the scope of its business; and where an ordinary FIE makes domestic equity investment with the amount of foreign exchanges settled, the FIE must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, which was promulgated and became effective on June 9, 2016, provides that enterprises registered in China may also convert their foreign debts from foreign currency into Renminbi on a self-discretionary basis. This circular also provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in China.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates specific requirements with respect to the outbound remittance of profit from domestic entities to offshore entities, including: (i) banks should check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements pursuant to the principle of genuine transactions; and (ii) domestic entities should hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to this circular, domestic entities should make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, which, among other things, allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

On April 10, 2020, SAFE issued the Circular of State Administration of Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, pursuant to which the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, among others, for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Foreign Debts

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by applicable laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance, or the MOF, and took effect on March 1, 2003, amended on July 26, 2022 and took effect on September 1, 2022 and the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended on May 4, 2015. In addition, the Administrative Measures for Examination and Registration of Enterprise’s Medium and Long-Term Foreign Debts, which became effective on February 10, 2023, established a foreign debt approval registration system that replaced the foreign debt filing registration system under the Circular on Promoting the Reform of the Filing and Registration System on the Issuance by Enterprises of Foreign Debt by the NDRC. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branch. The Notice for Further Advancing the Facilitation of Cross-border Trade and Investment provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

On January 12, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the upper limit of the risk-weighted balance for cross-border financing shall be calculated based on the capital or the net assets, the leverage rate of cross-border financing and the macro-prudential adjustment parameters. As stipulated in PBOC Circular 9, the macro-prudential adjustment parameter for cross-border financing for enterprises and financial institutions is 1.

Since the promulgation of the PBOC Circular 9, the upper limit undergone several adjustments. In March 2020, the PBOC and SAFE issued the Notice on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Full-covered Cross-border Financing, further increasing the macro-prudential adjustment parameter for cross-border financing for enterprises and financial institutions to 1.25. regularly. On July 20, 2023, the PBOC and the SAFE issued the notice of the People’s Bank of China and the State Administration of Foreign Exchange Raising the Macro-prudential Adjustment Parameter for Cross-border Financing, which came into effect on July 20, 2023. Pursuant to this notice, the macro-prudential adjustment parameter for cross-border financing for enterprises and financial institutions increased from 1.25 to 1.5.

Offshore Investment

Under the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term “control” means to obtain the operation rights, right to proceeds, or decision-making power of a special purpose vehicle through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds, or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC residents is also required if there is any change in the basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations Related to Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law, or the EIT Law, which was promulgated by the SCNPC on March 16, 2007 and became effective on January 1, 2008, and was amended on February 24, 2017 and December 29, 2018, and the Enterprise Income Tax Implementation Regulations of the PRC, or the EITIR, which was promulgated by the State Council on December 6, 2007, became effective on January 1, 2008 and was amended on April 23, 2019, the enterprise income tax of both domestic and FIEs is unified at 25%. According to the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. Enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered as PRC tax resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income. The EITIR defines “de facto management bodies” as “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise.

In addition, pursuant to the EIT Law, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. According to the Revised Measures for Handling Enterprise Income Tax Preferences (revised in 2018), which was promulgated by the State Administration of Taxation, or the SAT, and came into effect on April 25, 2018, enterprises enjoying enterprise income tax preferences shall adopt the handling methods of “making independent judgment, declaring for enjoyment and retaining the relevant materials for future reference.” An enterprise shall, according to its operating condition and related tax provisions, independently determine whether it satisfies the conditions required for enterprise income tax preferences.

Value-added Tax and Business Tax

According to Provisional Regulations on Value-added Tax of the PRC, which was promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994, and was amended on November 10, 2008, February 6, 2016, and November 19, 2017, and the Implementing Rules for the Interim Regulations on Value-added Tax of the MOF, on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, organizations and individuals engaging in sale of goods or processing, repair and assembly services, sale of services, intangible assets, immovable and importation of goods in the PRC shall be taxpayers of Value-added Tax, or the VAT. All enterprises and individuals that engage in the sale of goods, the provision of processing, repair and replacement services, the sale of services, intangible assets or immovable properties and the importation of goods within the territory of the PRC must pay VAT. On December 30, 2022 and September 1, 2023, the SCNPC successively promulgated the Value-added Tax Law (draft for public comments) and the Value Added Tax Law (second review draft), which, upon its enactment, will replace the Provisional Regulations on Value-added Tax of the PRC.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nationwide application in 2013. In accordance with the Notice on Fully Launch of the Pilot Scheme for the Conversion of Business Tax to Value-Added Tax that was issued by the MOF and the SAT on March 23, 2016 and came into effect on May 1, 2016, the state started to fully implement the pilot change from business tax to VAT on May 1, 2016. All taxpayers of business tax in the construction industry, real estate industry, financial industry and living service industry have been included in the scope of the pilot and should pay VAT instead of business tax. On November 19, 2017, the Business Tax Provisional Regulation was abolished. On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies, which provides certain VAT reduction arrangements.

Dividends Withholding Tax

According to the EIT Law, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR.

However, based on the Notice of the State Taxation Administration on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties which was promulgated and took effect on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company improperly benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, on October 14, 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments, or the SAT Circular 35, which became effective on January 1, 2020. The SAT Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities.

Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by SAT on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant is unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits.

Enterprise Income Tax on Indirect Transfer of Non-Resident Enterprises

On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of Enterprise Income Tax Concerning Proceeds from Equity Transfers by Non-Resident Enterprises, or the SAT Circular 698. By promulgating and implementing the SAT Circular 698, the PRC tax authorities have enhanced their scrutiny over the indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The SAT further issued the Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Bulletin 7, on February 3, 2015, to supersede existing provisions in relation to the indirect transfer as set forth in the SAT Circular 698. The SAT Bulletin 7 introduces a new tax regime that is significantly different from that under the SAT Circular 698. The SAT Bulletin 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under the SAT Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. The SAT Bulletin 7 also provides clearer criteria than the SAT Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Where a non-resident enterprise indirectly transfers equity interests or other assets of a PRC resident enterprise by implementing arrangements that are not for reasonable commercial purposes to avoid its obligation to pay enterprise income tax, such an indirect transfer shall, in accordance with the EIT Law, be recognized by the competent PRC tax authorities as a direct transfer of equity interests or other assets by the PRC resident enterprise.

On October 17, 2017, the SAT promulgated the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source, or the SAT Circular 37, which came into force and replaced the SAT Circular 698 and certain other regulations on December 1, 2017 and was partly amended on June 15, 2018. The SAT Circular 37, among other things, simplifies procedures of withholding and payment of income tax levied on non-resident enterprises.

Regulations Related to Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises is the PRC Company Law. Under this law and its regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China’s accounting standards and regulations. In addition, a PRC company, including a foreign-invested enterprise in China, is required to allocate at least 10% of its accumulated profits each year, if any, to fund statuary common reserve funds until these reserves have reached 50% of the registered capital of the enterprise. A PRC company may, at its discretion, allocate a portion of its after-tax profits based on China accounting standards to staff welfare and bonus funds. These statuary common reserves are not distributable as cash dividends.

Regulations Related to Employee Stock Incentive Plan

Pursuant to the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas private special purpose company may register with SAFE or its local branches before exercising rights.

In addition, SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares.

For example, on October 12, 2021, the SAT has issued the Notice on Measures to Further Deepen Reform in the Field of Taxation and to Foster and Stimulate the Vitality of Market Entities, or the SAT Notice 69. The SAT Notice 69 requires domestic enterprises to report their share incentive plans to the tax authorities in charge, which gives the equities of an overseas enterprise to their employees. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other mainland China government authorities.

Regulations Related to Employment and Social Welfare

The Labor Contract Law

Pursuant to the PRC Labor Law promulgated by the SCNPC on July 5, 1994, becoming effective on January 1, 1995 and amended on August 27, 2009 and on December 29, 2018, the PRC Labor Contract Law promulgated by the SCNPC on June 29, 2007, becoming effective on January 1, 2008 and amended on December 28, 2012 and effective from July 1, 2013, and the Regulations on the Implementation of the PRC Labor Contract Law promulgated by the State Council and effective on September 18, 2008, labor relationships between employers and employees must be executed in written form. Where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the date when the employee begins to work. Wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant training to its employees. Employees are also required to work in safe and sanitary conditions.

Social Insurance and Housing Fund

Enterprises in mainland China are required by the laws and regulations of mainland China to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund.

According to the PRC Social Security Law, which was promulgated by the SCNPC on October 28, 2010 and effective on July 1, 2011 and amended on December 29, 2018, and other relevant mainland China laws and regulations such as the Interim Regulations on the Collection and Payment of Social Insurance Premiums came into effect on January 22, 1999 and amended on March 24, 2019, Regulations on Work Injury Insurance implemented on January 1, 2004 and amended on December 20, 2010, Regulations on Unemployment Insurance promulgated on January 22, 1999, Trial Measures on Employee Maternity Insurance of Enterprises implemented on January 1, 1995, Decisions on the Establishment of a Unified Program for Enterprise Employees Old-Aged Pension Insurance of the State Council issued on July 16, 1997 and Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council of the PRC promulgated on December 14, 1998, the employer shall contribute to social insurance plans covering basic pensions insurance, basic medical insurance, maternity insurance, work injury insurance and unemployment insurance. Basic pension, medical and unemployment insurance contributions shall be paid by both employers and employees, while work injury insurance and maternity insurance contributions shall be paid only by employers, and employers who failed to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the historical shortfall in social insurance contributions in arrears.

According to the Administrative Regulations on the Housing Provident Fund, which was promulgated by the State Council, effective on April 3, 1999, and was amended on March 24, 2002 and March 24, 2019, enterprises in the PRC must register with the competent managing center for housing provident funds and upon the examination by such center, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident funds on behalf of their employees in a full timely manner. Employers that violate these regulations and fail to process housing provident fund payments or deposit registrations with the housing provident fund administration center within a designated period are subject to a fine ranging from RMB10,000 to RMB50,000.

Pursuant to the Reform Plan of the State Tax and Local Tax Collection Administration System, which was promulgated by the General Office of the Communist Party of China and the General Office of the State Council of the PRC on July 20, 2018, from January 1, 2019, all the social insurance premiums including the premiums of the basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance will be collected by the tax authorities. According to the Notice by the General Office of the State Taxation Administration on Conducing the Relevant Work Concerning the Administration of Collection of Social Insurance Premiums in a Steady, Orderly and Effective Manner promulgated on September 13, 2018, and the Urgent Notice of the General Office of the Ministry of Human Resources and Social Security on Implementing the Spirit of the Executive Meeting of the State Council in Stabilizing the Collection of Social Security Contributions promulgated on September 21, 2018, all the local authorities responsible for the collection of social insurance are strictly forbidden to conduct self-collection of historical unpaid social insurance contributions from enterprises. Notice of the State Administration of Taxation on Implementing Measures on Further Support and Serve the Development of Private Economy promulgated on November 16, 2018, repeats that tax authorities at all levels may not organize self-collection of arrears of taxpayers including private enterprises in the previous years.

Regulations Related to M&A Rules and Overseas Listing

On August 8, 2006, six PRC regulatory agencies including the Ministry of Commerce and the CSRC, adopted the Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors, or the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009. Pursuant to the M&A Rules, the approval of the Ministry of Commerce must be obtained if overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. In addition, the M&A Rules require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC enterprises or residents to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the Foreign Investment Law has partly replaced the M&A Rules in terms of its rules on equity or assets acquisition of a non-related domestic company by a foreign investor. As for equity/assets acquisition of a related domestic company by a foreign investor, such activity shall still be subject to the M&A Rules. In addition, the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the General Office of the State Council and General Office of the Central Committee of the Communist Party of China issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively the Overseas Listing Filing Rules, which became effective on March 31, 2023. The Overseas Listing Filing Rules comprehensively improve and reform the existing regulatory regime for overseas securities offering and listing activities by PRC domestic companies and regulate both direct and indirect overseas securities offering and listing activities by PRC domestic companies by adopting a filing-based regulatory regime.

Pursuant to the Overseas Listing Filing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Filing Rules provide that an overseas securities offering and listing is explicitly prohibited, if any of the following exists: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended overseas securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Filing Rules also provide that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. The determination of the indirect overseas offering by PRC domestic companies shall follow the principle of substance over form. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer or its major domestic operating entity must file with the CSRC within three business days after such application is submitted. The Overseas Listing Filing Rules also require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Rui Fang	47	Chairman of the Board of Directors and Chief Executive Officer
Ying Li	36	Director and Chief Operating Officer
Shuli Sun	33	Director and Chief Product Officer
Bo Wang	41	Chief Technology Officer
Huirui Wan	33	Chief Financial Officer
Ying Le	34	Vice President

Rui Fang is our founder and has served as the chairman of our board of directors since March 2020 and our chief executive officer since our inception. Mr. Fang has more than 20 years of fintech and internet e-commerce experience. Prior to founding our company, Mr. Fang had 17 years of work experience at NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), where he served as its vice president and head of technology. He founded NetEase’s e-commerce division and served as its chief executive officer. During his tenure at NetEase, he serially incubated a number of business segments, including online insurance. Mr. Fang graduated and obtained his EMBA degree from Tsinghua University PBC School of Finance.

Ying Li has served as our director since March 2020 and as our chief operating officer since our inception. Ms. Li has 13 years of experience in e-commerce operations and marketing. Prior to joining our company, Ms. Li held various positions at NetEase from 2010 to 2017, including the director of strategic cooperation and vice president of the e-commerce division. In 2017, Ms. Li founded Beijing Zhengmang Technology Co., Ltd., an intelligent marketing solution provider, and she served as its chief executive officer from 2017 to 2020. Ms. Li obtained her bachelor’s degree from Beijing International Studies University in 2010.

Shuli Sun has served as our director since March 2020 and as our chief product officer since our inception. Before joining our company and from 2012 to 2019, Ms. Sun held various positions at NetEase, including the director of products, and served as the general manager of certain NetEase’s joint venture companies. Ms. Sun obtained her bachelor’s degree from Beijing Normal University in 2012.

Bo Wang has served as our chief technology officer since our inception. Prior to joining our company, he held various positions at NetEase from 2008 to 2019, including the director of technology and vice president of the e-commerce department. Mr. Wang obtained his master’s degree in computer science and technology from Beijing University of Posts and Telecommunications in 2007.

Huirui Wan has served as our chief financial officer since July 2023. Prior to joining our company, Mr. Wan served as the chief financial officer of Shanghai Kenexa Human Resources Science and Technology Co., Ltd. from 2022 to 2023. He previously served as an executive director at Goldman Sachs (Asia) LLC from 2018 to 2021, with extensive experience in initial public offerings and mergers and acquisitions. He graduated with honors and obtained dual bachelor’s degrees in mathematics and business administration from University of Waterloo and Wilfrid Laurier University in 2012, respectively.

Ying Le has served as our vice president since our inception. Prior to joining our company, Ms. Le held various positions at NetEase from 2014 to 2019, including the director of commerce and general manager of the strategic cooperation department. Ms. Le obtained her master’s degree from Peking University in 2013.

Board of Directors

Our board of directors will consist of              directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the [NYSE/Nasdaq] rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may from time to time at their discretion exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third-party.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of                ,                and                 .                will be the chairperson of our audit committee. We have determined that                and                satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market] and Rule 10A-3 under the Exchange Act. We have determined that                qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of                 ,                  and                 .                  will be the chairperson of our compensation committee. We have determined that                  and                  satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of                ,                and                 .                will be the chairperson of our nominating and corporate governance committee.                and                satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders pursuant to our memorandum and articles of association. Our directors (other than independent directors) are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders or upon any specified event or after any specified period in a written agreement between our company and the director, if any, and an appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting; but no such term shall be implied in the absence of an express provision. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated, or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

Our officers are appointed by and serve at the discretion of our board of directors.

[Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our explicit consent; or (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of approximately RMB3.1 million (US$0.4 million) in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers and none of our non-executive directors has a service contract with us that provides for benefits upon termination of service. Our mainland China subsidiary, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

In July 2020, we adopted the 2020 Share Option Plan, or the 2020 Plan, to attract and retain the services of best available employees, directors, and consultants and provide additional incentives for such persons to exert their best efforts for the success of our business.

As of the date of this prospectus, the maximum aggregate number of ordinary shares available for issuance upon exercise under the 2020 Plan is 35,522,337.

As of the date of this prospectus, awards to purchase 15,831,310 ordinary shares under the 2020 Plan have been granted and remain outstanding, excluding awards that were forfeited or canceled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2020 Plan.

Type of Awards. The 2020 Plan permits the awards of options and other types of share incentive awards as determined by the board of directors.

Plan Administration. Our board of directors or a compensation committee or such other committee as may be designated by the board of directors will administer the 2020 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2020 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to any employee or any other individual who provides services to our company or any of its subsidiaries or affiliates as determined by the plan administrator shall be eligible to be selected to receive an award under the 2020 Plan.

Exercise of Options. The plan administrator determines (i) the exercise price per share, (ii) the time or times at which an option becomes vested and exercisable in whole or in part, (iii) the term of each option, and (iv) the method or methods by which and the form or forms in which payment of the exercise price with respect thereto may be made or deemed to have been made. No Award shall be granted under the 2020 Plan after the earliest to occur of (i) the tenth year anniversary of the effective date of 2020 Plan; (ii) the maximum number of shares available for issuance under the 2020 Plan have been issued; or (iii) the board of directors terminates the 2020 Plan.

Transfer Restrictions. Except as may be permitted by the plan administrator or as specifically provided in an award agreement, (i) no award and no right under any award shall be assignable, alienable, saleable or transferable by a participant of 2020 Plan and (ii) during a participant’s lifetime, each award, and each right under any award, shall be exercisable only by such participant or, if permissible under applicable law, by such participant’s guardian or legal representative.

Termination and Amendment of the 2020 Plan. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an award agreement or in the 2020 Plan, the plan administrator may amend, alter, suspend, discontinue or terminate the 2020 Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required, or (ii) the consent of the affected participant, if such action would materially adversely affect the rights of such participant under any outstanding award.

The following table summarizes, as of the date of this prospectus, the number of issued and outstanding options we have granted to certain of our directors and executive officers.

Name	Ordinary Shares Underlying Options Granted		Exercise Price (US$ per Share)	Date of Grant	Date of Expiration
Rui Fang	4,417,500		0.06 – 0.28	August 1, 2020 – April 1, 2023	September 1, 2023 – April 1, 2027
Ying Li	*	(1)	0.06 – 0.28	August 1, 2020 – April 1, 2023	January 1, 2022 – April 1, 2027
Shuli Sun	*	(1)	0.06 – 0.20	August 1, 2020 – March 1, 2022	August 1, 2021 – March 1, 2026
Bo Wang	*	(1)	0.06 – 0.25	August 1, 2020 – September 1, 2022	August 1, 2021 – September 1, 2026
Ying Le	*	(1)	0.06 – 0.28	August 1, 2020 – April 1, 2023	April 1, 2024 – April 1, 2027
Total Options	8,425,375		0.06 – 0.28	August 1, 2020 – April 1, 2023	August 1, 2021 – April 1, 2027

Note:

(1)	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.

As of the date of this prospectus, other employees as a group hold options to purchase a total of 7,405,935 ordinary shares of our company, with exercise price ranging from US$0.06 to US$0.29 per share.

PRINCIPAL [AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own 5% or more of our ordinary shares; [and]

•	[the selling shareholders.]

The calculations in the table below are based on (1) 258,081,206 ordinary shares issued and outstanding on an as-converted basis as of the date of this prospectus, assuming the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (2)                  Class A ordinary shares and                  Class B ordinary shares issued and outstanding immediately after the completion of this offering, including                  Class A ordinary shares to be sold by us in this offering in the form of ADSs, assuming the underwriters do not exercise their option to purchase additional ADSs. Immediately after this offering, holder of each of our Class A ordinary shares is entitled to one vote per share, and holder of each of our Class B ordinary shares is entitled to 20 votes per share.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned prior to this offering			Ordinary shares beneficially owned immediately after this offering
	Number	% of beneficial ownership**	% of aggregate voting power***	Class A ordinary shares	Class B ordinary shares	% of beneficial ownership**	% of aggregate voting power****
Directors and Executive Officers†:
Rui Fang(1)(2)	104,369,625	40.4%	40.4%
Ying Li(2)(3)	7,720,047	3.0%	3.0%
Shuli Sun(2)(4)	6,874,986	2.7%	2.7%
Bo Wang(2)(5)	6,534,986	2.5%	2.5%
Huirui Wan	*	*	*
Ying Le	*	*	*
All Directors and Executive Officers as a Group	124,976,769	48.4%	48.4%
Principal Shareholders:
For Ring Limited(1)	82,132,500	31.8%	31.8%
Hike Entities(6)	45,302,428	17.6%	17.6%
Northern Light Venture Capital V, Ltd.(7)	29,448,541	11.4%	11.4%
Qiming Entities(8)	22,424,170	8.7%	8.7%
Global Running Lion Limited(2)	21,802,125	8.4%	8.4%
SIG Global China Fund I, LLLP(9)	18,211,852	7.1%	7.1%
SCC Entities(10)	16,350,957	6.3%	6.3%
Franchise Fund LP(11)	14,015,106	5.4%	5.4%

Note:

†	The business address of our directors and executive officers is Building 2, No.8 Beichen West Road, Chaoyang District, Beijing, 100101, the People’s Republic of China.
*	Beneficially owns less than 1% of our outstanding shares on an as-converted basis.
**

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) the total number of ordinary shares outstanding and (ii) the number of ordinary shares that such person or group has the right to acquire upon exercise of options, warrants or other right within 60 days after the date of this prospectus. The total number of ordinary shares on an as-converted basis outstanding as of the date of this prospectus is 258,081,206. The total number of ordinary shares outstanding after the completion of this offering will be Class A ordinary shares and Class B ordinary shares issued and outstanding immediately after the completion of this offering, including Class A ordinary shares to be sold by us in this offering in the form of ADSs.
***

For each person or group included in this column, percentage of total voting power represents voting power based on ordinary shares held by such person or group with respect to all outstanding shares of our ordinary shares as a single class.

****

For each person or group included in this column, percentage of total voting power represents voting power based on Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Immediately after this offering, holder of each of our Class A ordinary shares is entitled to one vote per share. Holder of each of our Class B ordinary shares is entitled to 20 votes per share. [Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.]

(1)

Represents (i) 21,802,125 ordinary shares with respect to Global Running Lion Limited, or Global Running Lion, over which Mr. Rui Fang as the proxy and attorney-in-fact to exercise the voting power, (ii) 82,132,500 ordinary shares held by For Ring Limited, a British Virgin Islands company, which is wholly owned by an entity wholly controlled by Mr. Rui Fang and a family trust of Mr. Rui Fang, and (iii) 435,000 ordinary shares that Mr. Rui Fang has the right to acquire upon exercise of the options within 60 days. The registered address of For Ring Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)

Represents 21,802,125 ordinary shares held by Global Running Lion, a British Virgin Islands company that is 32.6% beneficially owned by Ms. Ying Li, 28.9% beneficially owned by Mr. Bo Wang, 28.9% beneficially owned by Ms. Shuli Sun and 9.6% beneficially owned by Mr. Rui Fang. Mr. Rui Fang acts as the sole director and owns 100% of the voting power of Global Running Lion. The shareholders of Global Running Lion, including Ms. Ying Li, Mr. Bo Wang, Ms. Shuli Sun and entities controlled by their family trusts signed deed of voting agreements with Mr. Rui Fang, pursuant to which Ms. Ying Li, Mr. Bo Wang, Ms. Shuli Sun and certain other entities irrevocably appoint Mr. Rui Fang as their proxy and attorney-in-fact to exercise the voting power over the ordinary shares held by Ms. Ying Li, Mr. Bo Wang, Ms. Shuli Sun and such entities with respect to Global Running Lion. The registered address of Global Running Lion Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)

Represents (i) 7,102,172 ordinary shares held by Global Running Lion and beneficially owned by Ms. Ying Li, and (ii) 617,875 ordinary shares that Ms. Ying Li has the right to acquire upon exercise of the options within 60 days.

(4)

Represents (i) 6,299,986 ordinary shares held by Global Running Lion and beneficially owned by Ms. Shuli Sun, and (ii) 575,000 ordinary shares that Ms. Shuli Sun has the right to acquire upon exercise of the options within 60 days.

(5)

Represents (i) 6,299,986 ordinary shares held by Global Running Lion and beneficially owned by Mr. Bo Wang, and (ii) 235,000 ordinary shares that Mr. Bo Wang has the right to acquire upon exercise of the options within 60 days.

(6)

Represents (i) 13,572,696 Series Seed preferred shares, 4,395,604 Series Angel preferred shares and 4,531,551 Series B preferred shares held by Lunar Link Limited, a British Virgin Islands company; (ii) 17,196,535 Series Seed preferred shares held by Rocket Wise Limited, a British Virgin Islands company; and (iii) 5,606,042 Series C1 preferred shares held by HIKE Capital III L.P., an exempted limited partnership organized under the laws of the Cayman Islands. Lunar Link Limited, Rocket Wise Limited and HIKE Capital III L.P. are collectively referred to as the HIKE Entities, beneficially controlled by XU Shi. The registered address of Lunar Link Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Rocket Wise Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of HIKE Capital III L.P. is Sertus Chambers, P.O. Box 2547, Cassia Court, Camana Bay, Grand Cayman, Cayman Islands.

(7)

Represents 17,582,418 Series Angel preferred shares, 9,063,102 Series B preferred shares and 2,803,021 Series C1 preferred shares held by Northern Light Venture Capital V, Ltd. (“NLVC”). NLVC held the shares for and on behalf of each of Northern Light Venture Fund V, L.P., Northern Light Strategic Fund V, L.P. and Northern Light Partners Fund V, L.P (together, the “NLVC V Funds”) respectively. NLVC is the general partner of Northern Light Partners V, L.P. (“NLP”) , a Cayman Islands exempted limited liability partnership, which in turn is the general partner of the NLVC V Funds. Feng Deng is the controlling shareholder of NLVC. The registered address of Northern Light Venture Capital V, Ltd. is Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

(8)

Represents (i) 17,960,694 Series B preferred shares and 4,258,721 Series C1 preferred shares held by Qiming Venture Partners VII, L.P., a Cayman Islands exempted limited partnership, and (ii) 165,510 Series B preferred shares and 39,245 Series C1 preferred shares held by Qiming VII Strategic Investors Fund, L.P., a Cayman Islands exempted limited partnership. Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. are collectively referred to as the Qiming Entities. The general partner of Qiming Venture Partners VII, L.P. is Qiming GP VII, LLC, a Cayman Islands limited liability company which is also the general partner of Qiming VII Strategic Investors Fund, L.P. The voting and investment power of the shares held by Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. in the company is exercised by Qiming GP VII, LLC, which is beneficially owned by Duane Kuang, Gary Rieschel, Nisa Bernice Leung and Robert Headley, who disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address for each of the entities is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(9)

Represents 12,839,394 Series B preferred shares, 3,737,362 Series C1 preferred shares and 1,635,096 Series C2 preferred shares held by SIG Global China Fund I, LLLP. SIG Global China Fund I, LLLP is a limited liability limited partnership organized under the laws of Delaware with its registered office at 251 Little Falls Drive, Wilmington, Delaware, USA. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG Global China Fund I, LLLP pursuant to an investment management agreement. In addition, Heights Capital Management, Inc., a Delaware Corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG Global China Fund I, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares.

(10)

Represents (i) 9,343,404 Series C1 preferred shares held by Geometry Ventures Limited, a British Virgin Islands company, and (ii) 7,007,553 Series C1 preferred shares held by Quadrant Ventures Limited, a British Virgin Islands company. Geometry Ventures Limited and Quadrant Ventures Limited are collectively referred to as the SCC Entities, beneficially owned by Enlightenment Trust. Enlightenment Trust is a trust established under the laws of the Island of Jersey, of which Mr. Charlie Cao and his family members are the beneficiaries. The registered address of SCC Entities is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(11)

Represents 14,015,106 Series C2 preferred shares held by Franchise Fund LP. Franchise GP Limited, a Cayman Islands exempted limited liability partnership, is the general partner of the Franchise Fund LP. Shihong Wang is the ultimate beneficial owner of Franchise GP Limited. The registered address of Franchise Fund LP is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As of the date of this prospectus, we had 18,211,852 preferred shares held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

See “Corporate History and Structure” for a description of the contractual arrangements by and among our mainland subsidiaries, the VIE and the shareholders of the VIE.

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—Shareholders Agreement.”

Employment Agreements and Indemnification Agreements

See “Management—[Employment Agreements and Indemnification Agreements].”

Share Incentive Plan

See “Management—Share Incentive Plan.”

Other Related Party Transactions

On June 5, 2023, Yuanbao Shuke (Beijing) Technology Co., Ltd. (“Yuanbao Shuke”) and Xingze Zhizhi (Beijing) Technology Co, Ltd. (“Xingze Zhizhi”, a newly established company controlled by Mr. Rui Fang, our founder and chief executive officer) entered into equity transfer agreements to transfer 100% equity interest of Yixue Niuniu (Beijing) Technology Co., Ltd. and Lemon Jieyou (Beijing) Technology Development Co., Ltd. from Yuanbao Shuke to Xingze Zhizhi at a total of consideration of RMB20.0, which is part of the corporate restructuring activities previously approved by the shareholders of the company. See “Corporate History and Structure.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000.00, divided into 500,000,000 shares of par value US$0.0001 each, including (i) 348,913,419 ordinary shares of US$0.0001 each; and (ii) 30,769,231 Series Seed preferred shares of US$0.0001 each; (iii) 21,978,022 Series Angel preferred shares of US$0.0001 each; (iv) 45,315,510 Series B preferred shares of US$0.0001 each; (v) 37,373,616 Series C1 preferred shares of US$0.0001 each; and (vi) 15,650,202 Series C2 preferred shares of US$0.0001 each. All of our issued and outstanding shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$                divided into                shares comprising of (i)                 Class A ordinary shares of a par value of US$                each, (ii)                 Class B ordinary shares of a par value of US$                 each, and (iii)                 shares of a par value of US$                each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares and ordinary shares held by                  will be converted into, and re-designated and re-classified, as Class A ordinary shares on a [one-for-one] basis, and the                  ordinary shares held by                  will be converted into, and re-designated and re-classified as, Class B ordinary shares. Following such conversion and re-designation, we will have                 Class A ordinary shares issued and outstanding and                  Class B ordinary shares issued and outstanding, assuming the underwriters do not exercise the option to purchase additional ADSs. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

[Our Post-Offering Memorandum and Articles of Association

We have adopted the sixth amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association and which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Companies Act, or any other law of the Cayman Island.

Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion.    [Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment, disposition, or a change of ultimate beneficial ownership of Class B ordinary shares by a holder thereof to any person who is not an affiliate of the holders of such ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.]

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. On all matters subject to a vote at general meetings of our company, (1) on a show of hands, each shareholder shall be entitled to one vote, whereas (2), on a poll, each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to 20 votes. Voting at any meeting of shareholders is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any shareholder holding not less than                 % of the voting rights attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than [two-thirds] of the votes attaching to the ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least [seven] calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than [one-third] of all votes attaching to the issued and outstanding shares in our company entitled to vote at a general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares, which carry in aggregate not less than [one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the [NYSE/Nasdaq] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within [three] calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on [10] calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the [NYSE/Nasdaq], be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than [30] calendar days in any calendar year.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least [14] calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by ordinary resolutions. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of at least [two-thirds] of the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.    Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, special resolutions passed by our shareholders, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum.    Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to this exclusive forum provision. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of the articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.]

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90.0% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition, which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Our post-offering memorandum and articles of association provide that we shall indemnify our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.] This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

[In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.]

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.      Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. [Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.]

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. [Our post-offering memorandum and articles of association allow any one or more of our shareholders who together hold shares that carry in aggregate not less than [one-third] of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings.] As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. [There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting.] As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. [Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders (except with regard to the removal of the chairman, who may only be removed from office by a special resolution). A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.]

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties, which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. [Under the Companies Act and our post-offering memorandum and articles of association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.]

Variation of Rights of Shares.      Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. [Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of at least [two-thirds] of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.]

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. [Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.]

Rights of Non-resident or Foreign Shareholders.    [There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.] In addition, there are no provisions in our post-offering memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Series B Preferred Shares

On September 30, 2020, we issued (i) 755,259 Series B preferred shares to Deep Mind Holdings Limited, (ii) 4,531,551 Series B preferred shares to Hike Capital L.P., (iii) 9,063,102 Series B preferred shares to Northern Light Venture Capital V, Ltd., (iv) 17,960,694 Series B preferred shares to Qiming Venture Partners VII, L.P., (v) 165,510 Series B preferred shares to Qiming VII Strategic Investors Fund, L.P. and (vi) 12,839,394 Series B preferred shares to SIG Global China Fund I, LLLP.

Series C1 Preferred Shares

On March 19, 2021, we issued (i) 2,803,021 Series C1 preferred shares to Northern Light Venture Capital V, Ltd., (ii) 7,007,553 Series C1 preferred shares to Quadrant Ventures Limited, (iii) 3,737,362 Series C1 preferred shares to SIG Global China Fund I, LLLP, (iv) 373,736 Series C1 preferred shares to Deep Mind Holdings Limited, (v) 9,343,404 Series C1 preferred shares to Geometry Ventures Limited, (vi) 5,606,042 Series C1 preferred shares to HIKE Capital Ill L.P., (vii) 4,258,721 Series C1 preferred shares to Qiming Venture Partners VII, L.P., (viii) 39,245 Series C1 preferred shares to Qiming VII Strategic Investors Fund, L.P., and (ix) 4,204,532 Series C1 preferred shares to SINO-FRENCH (INNOVATION) FUND II.

Series C2 Preferred Shares

On April 13, 2021, we issued (i) 14,015,106 Series C2 preferred shares to Franchise Fund LP and (ii) 1,635,096 Series C2 preferred shares to SIG Global China Fund I, LLLP.

Options or Restricted Shares

See “Management—Share Incentive Plan.”

Shareholders Agreement

We entered into our fourth amended and restated shareholders agreement on April 13, 2021 with our shareholders, which consist of holders of ordinary shares and preferred shares. The fourth amended and restated shareholders agreement provides for certain shareholders’ rights, including information rights, inspection rights, drag-along right, right of first refusal and co-sale rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights other than registration rights, as well as certain corporate governance provisions, will automatically terminate upon the completion of this offering.

Registration Rights

We have granted certain registration rights to our holders of preferred shares.

Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights.     If we shall receive, at any time after the earlier of (i) the sixth (6th) anniversary of the closing of Series C2 preferred shares, or (ii) six (6) month after a qualified initial public offering, a written request from the holders of at least ten percent (10%) of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of registrable securities, then we shall, within ten (10) business days after the receipt of such written request, give a written notice of such request (the “Request Notice”) to all holders. The holders shall send a written notice stating the number of registrable securities requested to be registered and included in such registration (the “Request Securities”) to we within ten (10) business days after receipt of the Request Notice. We shall thereafter use our best efforts to effect, as soon as practicable, the registration of the Request Securities, subject only to the certain limitations in the shareholders agreement.

Piggyback Registration Rights.     We shall notify all holders of registrable securities in writing at least thirty (30) days prior to filing of any registration statement under the Securities Act for purposes of effecting a public offering of securities of us (including registration statements relating to secondary offerings of securities of us, but excluding registration statements relating to any registration applicable sections of the shareholders agreement or to any employee benefit plan or a corporate reorganization) and will afford each such holder an opportunity to include in such registration statement all or any part of the registrable securities then held by such holder. Each holder desiring to include in any such registration statement all or any part of the registrable securities held by such holder shall within ten (10) business days after receipt of the notice from us, so notify us in writing, and in such notice shall inform us of the number of registrable securities such holder wishes to include in such registration statement. If a holder decides not to include all of its registrable securities in any registration statement thereafter filed by us, such holder shall nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by us with respect to offerings of its securities.

Form F-3 Registration Rights.     After the qualified initial public offering, we shall use our best efforts to qualify for registration on Form F-3 or any comparable or successor form promptly and to maintain such qualification thereafter. If we is qualified to use Form F-3, any holder or holders shall have a right to request in writing that we effect a registration on Form F-3 and any related qualification or compliance with respect to all or a part of the registrable securities owned by such holder or holders, and upon receipt of each such request, we shall perform the tasks set out below: (a) Notice. Promptly give written notice of the proposed registration and the holder’s or holders’ request therefor, and any related qualification or compliance, to all other holders of registrable securities; and (b) Registration. As soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such holders or holders’ registrable securities as are specified in such request, together with all or such portion of the registrable securities of any other holder or holders joining in such request as are specified in a written request given within twenty (20) days after the date on which we provides the notice contemplated by the applicable section related to Form F-3 registration in the shareholders agreements; provided, however, that we shall not be obligated to effect any such registration, qualification or compliance pursuant to such section:

Expenses of Registration.     We shall pay all expenses (excluding only underwriting or brokers’ discounts and commissions relating to shares sold by the holders) incurred in connection with each registration requested pursuant to the shareholders agreement, including all U.S. federal, “blue sky” and all foreign registration, filing and qualification fees, printers’ and accounting fees, the fees and expenses (including disbursements) of outside counsels for the holders and any fee charged by any depositary bank, transfer agent or share registrar. For the avoidance of doubt, we shall pay all expenses incurred in connection with a registration notwithstanding the cancelation or delay of the registration proceeding for any reason.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Receipts

, as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in                ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary that they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at                .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and cancelation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of                , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.” Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

[Under our post offering memorandum and articles of association, the depositary would be able to provide us with voting instructions without having to personally attend meetings in person, by means of it delivering an instrument of proxy. Such voting instructions may be provided to us by means of the depositary delivering an instrument of proxy via facsimile, email, mail, courier or other recognized form of delivery, and we agree to accept any such delivery so long as it is timely received prior to the meeting.] We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering amended and restated memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Notwithstanding the above, we have advised the depositary that [under the Cayman Islands law and our post offering memorandum and articles of association, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded.] In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a share dividend or share split declared by us, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are canceled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$ per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$ per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to US$                per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS [issued and] outstanding);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancelation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up/sub-division, consolidation, cancelation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least [30] days prior to the date fixed in such notice for such termination; provided, however, that if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within [45] days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the [90th] day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up/sub-division, consolidation, combination, or cancelation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and the terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation laws, rules, regulations, administrative or judicial process, or banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of                . The depositary and the custodian(s) may use third-party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancelation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, the People’s Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).]

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                ADSs outstanding, representing                 ordinary shares, or                 % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs. We intend to apply to list the ADSs on the [NYSE/Nasdaq], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

[Lock-up Agreements

We, our directors and executive officers and all of our existing shareholders and holders of share-based awards] have agreed, for a period of [180] days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including, but not limited to, any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.]

Rule 144

All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal                  ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the [NYSE/Nasdaq], during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. [However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.]

TAXATION

The following summary of Cayman Islands, mainland China, and U.S. federal income tax considerations of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent it relates to PRC tax law, it represents the opinion of Han Kun Law Offices, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. Certain enterprises benefit from a preferential tax rate of 15% under the PRC Enterprise Income Tax Law if they qualify as high and new technology enterprises. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) senior management and core management departments in charge of its daily operations function have their presence mainly in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in mainland China; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in mainland China.

We believe that Yuanbao Inc. is not a mainland China resident enterprise for tax purposes. Yuanbao Inc. is a company incorporated outside of mainland China. Yuanbao Inc. is not controlled by a mainland China enterprise or mainland China enterprise group, and we do not believe that Yuanbao Inc. meets all of the conditions above. For the same reasons, we believe our other entities outside of mainland China are not mainland China resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Yuanbao Inc. is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a mainland China resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Yuanbao Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Yuanbao Inc. is treated as a mainland China resident enterprise.

Provided that our Cayman Islands holding company, Yuanbao Inc., is not deemed to be a mainland China resident enterprise, holders of the ADSs and ordinary shares who are not mainland China residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. We and our non-mainland China resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Circular 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Circular 37, or to establish that we should not be taxed under these bulletins.

Certain Material United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder (as defined below) is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (as defined in the Code) who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs are not expected to be subject to U.S. federal income tax. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR OTHER FEDERAL NON-INCOME TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year, if applying the applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles should be treated as an active asset to the extent associated with activities that produce or are intended to produce active income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we exercise effective control over their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated GAAP financial statements. If it were determined, however, that we are not the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, the nature and composition of our income and assets would change and we may be more likely to be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, and based upon our historical, current and projected composition of our income and assets and the nature of our business operations, including the expected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year ending December 31, 2023, although there can be no assurance in this regard. PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn.

The determination of whether we will be a PFIC for any taxable year will also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets, the cash we generate from our operations and the cash raised in this offering, which generally will be considered a passive asset. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the listing of our ADSs on the [NYSE/Nasdaq]. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or one or more future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Subject to the PFIC rules discussed herein, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, we are eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, (2) we are not a PFIC with respect to such U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares), which we intend to apply to list on the [NYSE/Nasdaq], will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

In the event that we are deemed to be a mainland China resident enterprise under the PRC EIT Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”) (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose).

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. In the event that we are deemed to be a mainland China resident enterprise under the PRC EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or ordinary shares. In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. However, absent an election to apply the benefits of an applicable income tax treaty, certain non-U.S. taxes may not be creditable if the relevant foreign income tax rules are not consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets all these requirements. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the PFIC rules discussed herein, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation.

Capital gain or loss of U.S. Holders will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. However, in the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in mainland China, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder generally would not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are treated as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries, the VIE or any subsidiaries of the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any subsidiaries of the VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the [NYSE/Nasdaq], which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a mark-to-market election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 or such other forms as is required by the United States Treasury Department. Failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the taxable years for which such form is required to be filed. Each U.S. Holder should consult its tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Information with Respect to Foreign Financial Assets

U.S. Holders who are individuals (and certain entities closely held by individuals) generally will be required to report the name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000.

U.S. Holders should consult their tax advisors regarding the application of these information reporting rules.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for which Goldman Sachs (Asia) L.L.C., Citigroup Global Markets Inc. and China International Capital Corporation Hong Kong Securities Limited are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Goldman Sachs (Asia) L.L.C.
Citigroup Global Markets Inc.
China International Capital Corporation Hong Kong Securities Limited
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over -allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$                per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to                additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by us:	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$                . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to US$                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC, and, to the extent that its conduct may be deemed to involve participation in offers or sales of the ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

We intend to apply for the listing of our ADSs on the [NYSE/Nasdaq] under the trading symbol “                        .”

We, [our directors, executive officers, all of our existing shareholders and all holders of share-based awards] have agreed with the representatives on behalf of the underwriters to certain lock-up restrictions in respect of our ordinary shares, ADSs, and/or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, during the period ending 180 days after the date of this prospectus, subject to certain exceptions.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales in accordance with Regulation M under the Exchange Act, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the [NYSE/Nasdaq], the over-the-counter market or otherwise.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

We cannot assure you that the initial public offering price will correspond to the price at which our ordinary shares or ADSs will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares or ADSs will develop and continue after this offering.

[Directed Share Program

At our request, the underwriters have reserved up to    % of the ADSs to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus. For our directors and officers purchasing ADSs through the directed share program, the lock-up agreements described above shall govern with respect to their purchases. ]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any ADSs recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The ADSs may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This document is not intended to constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. No offer or invitation may be made to the public in the Cayman Islands to subscribe for or purchase the ordinary shares or any ADS. The ADSs and ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Finance Center (“DIFC”)

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services

Authority. This document is intended for distribution only to persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area, or each a Relevant State, no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No ADSs have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which have been approved by the Financial Conduct Authority, except that the ADSs may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the ADSs shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•

an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•

a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•

an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This document will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL).

Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

People’s Republic of China

This document may not be circulated or distributed in mainland China and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of mainland China except pursuant to applicable laws and regulations of mainland China. For the purposes of this paragraph, mainland China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

State of Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This document and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this document shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this document by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Switzerland

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This document does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan through a public offering or in such an offering that require registration, filing or approval of the Financial Supervisory Commission of Taiwan except pursuant to the applicable laws and regulations of Taiwan and the competent authority’s ruling thereunder.

United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this document does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices. Kirkland & Ellis International LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon JunHe LLP with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2021 and 2022 and for each of the two years in the period ended December 31, 2022 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318 Lu Jia Zui Ring Road, Pudong New Area, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our executive officers and directors and for holders of more than 10% of our ordinary shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yuanbao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yuanbao Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive (loss)/income, of changes in shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

November 22, 2023

We have served as the Company’s auditor since 2021, which includes periods before the Company became subject to SEC reporting requirements.

YUANBAO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2021	As of December 31, 2022
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		548,932	442,559
Time deposits		35,000	247,386
Restricted cash		10,000	10,000
Short-term investments		28,468	25,435
Accounts receivable, net (allowance for credit losses: 2022: RMB795; 2021: RMB484)	4	58,663	243,666
Prepayments and other current assets, net	5	35,883	21,529

Total current assets		716,946	990,575

Non-current assets:
Property and equipment, net	6	3,256	2,780
Intangible assets, net	7	61,641	60,047
Right-of-use assets	8	6,682	21,811
Goodwill		1,800	1,800

Total non-current assets		73,379	86,438

TOTAL ASSETS		790,325	1,077,013

LIABILITIES
Current liabilities
Accounts payable		17,301	15,500
Contract liabilities	2 (o)	188,013	129,203
Salary and welfare payable		30,418	51,628
Taxes payable	10	3,185	10,643
Current lease liabilities	8	4,615	10,842
Accrued expenses and other current liabilities	11	24,222	254,664

Total current liabilities		267,754	472,480

Non-current liabilities
Non-current lease liabilities	8	2,093	15,368
Deferred tax liabilities	9	14,333	14,620

Total non-current liabilities		16,426	29,988

TOTAL LIABILITIES		284,180	502,468

Commitments and contingencies (Note 17)

YUANBAO INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2021	As of December 31, 2022
		RMB	RMB
MEZZANINE EQUITY:	13
Series Seed convertible redeemable preferred shares (US$0.0001 par value; 30,769,231 and 30,769,231 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)		284,005	430,851
Series Angel convertible redeemable preferred shares (US$0.0001 par value; 21,978,022 and 21,978,022 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)		208,325	312,510
Series B convertible redeemable preferred shares (US$0.0001 par value; 45,315,510 and 45,315,510 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)		481,581	685,325
Series C-1 convertible redeemable preferred shares (US$0.0001 par value; 37,373,616 and 37,373,616 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)		726,861	726,861
Series C-2 convertible redeemable preferred shares (US$0.0001 par value; 15,650,202 and 15,650,202 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)		299,345	299,345

TOTAL MEZZANINE EQUITY:		2,000,117	2,454,892

SHAREHOLDERS’ DEFICIT:
Ordinary shares (US$0.0001 par value, 348,913,419 and 348,913,419 shares authorized, 100,000,000 and 100,000,000 shares issued, 25,000,000 and 50,000,000 shares outstanding as of December 31, 2021 and 2022, respectively)	12	16	32
Additional paid-in capital		30,560	61,947
Accumulated deficit		(1,518,757)	(1,954,126)
Accumulated other comprehensive income		(5,791)	11,800

TOTAL SHAREHOLDERS’ DEFICIT:		(1,493,972)	(1,880,347)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT		790,325	1,077,013

YUANBAO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data)

	Note	For the year ended December 31,
		2021	2022
		RMB	RMB
Revenue		470,972	1,121,637

Operating costs and expenses:
Operations and support		(121,848)	(138,555)
Selling and marketing expenses		(632,210)	(776,186)
General and administrative expenses		(65,796)	(80,783)
Research and development expenses		(96,481)	(119,975)

Total operating costs and expenses		(916,335)	(1,115,499)

Other income/(expenses):
Interest income		3,199	7,055
Exchange (loss)/gains		(128)	3,534
Investment income		746	1,234
Others, net		36	2,701

(Loss)/income before income taxes		(441,510)	20,662

Income tax expense	9	—	(1,910)

Net (loss)/income		(441,510)	18,752

Accretions to preferred shares redemption value		(776,433)	(454,121)

Net loss attributable to the Yuanbao Inc.’s ordinary shareholders		(1,217,943)	(435,369)

Net (loss)/income		(441,510)	18,752
Other comprehensive (loss) /income :
Foreign currency translation adjustments		(15,171)	17,591

Total other comprehensive (loss) /income		(15,171)	17,591

Total comprehensive (loss) /lncome		(456,681)	36,343
Accretions to preferred shares redemption value	13	(776,433)	(454,121)

Comprehensive loss attributable to the Yuanbao Inc.’s ordinary shareholders		(1,233,114)	(417,778)

Net loss attributable to the Yuanbao Inc.’s ordinary shareholders per share
Basic		(63.73)	(9.87)
Diluted		(63.73)	(9.87)
Weighted average number of ordinary shares
Basic		19,109,589	44,109,589
Diluted		19,109,589	44,109,589

YUANBAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share and per share data)

		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ deficit
	Note	Shares	Amounts
			RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	15	—	—	13,176	9,380	(300,814)	(278,258)
Net loss		—	—	—	—	(441,510)	(441,510)
Preferred shares redemption value accretion	13	—	—	—	—	(776,433)	(776,433)
Share-based compensation	15(a)	—	—	17,400	—	—	17,400
Vesting of restricted shares	15	25,000,000	16	(16)	—	—	—
Foreign currency translation adjustment		—	—	—	(15,171)	—	(15,171)

Balance at December 31, 2021		25,000,000	16	30,560	(5,791)	(1,518,757)	(1,493,972)

Net income		—	—	—	—	18,752	18,752
Preferred shares redemption value accretion	13	—	—	—	—	(454,121)	(454,121)
Share-based compensation	15(a)	—	—	31,403	—	—	31,403
Vesting of restricted shares	15	25,000,000	16	(16)	—	—	—
Foreign currency translation adjustment		—	—	—	17,591	—	17,591

Balance at December 31, 2022		50,000,000	32	61,947	11,800	(1,954,126)	(1,880,347)

The accompanying notes are an integral part of these consolidated financial statements.

YUANBAO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2021	2022
	RMB	RMB
Cash flows from operating activities:
Net (loss)/income	(441,510)	18,752
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Depreciation of property and equipment	1,713	1,660
Amortization of intangible assets	1,837	2,675
Expected credit losses	292	950
Share-based compensation (Note 15)	17,660	29,045
Foreign exchange loss/(gains)	128	(3,534)
Loss on disposal of property and equipment	117	165
Interest income of time deposit	(93)	(1,047)
Amortization of right-of-use assets	7,935	8,890
Fair value changes of short-term investments	(468)	33
Deferred income tax	—	287
Changes in operating assets and liabilities:
Accounts receivable, net	25,381	(185,314)
Prepayments and other current assets	(25,741)	14,761
Accounts payable	13,568	(1,801)
Lease liabilities	(7,088)	(4,517)
Contract liabilities	176,515	(58,810)
Salary and welfare payable	20,289	21,210
Tax payable	3,129	7,569
Accrued expenses and other current liabilities	(38,653)	236,745

Net cash (used in)/provided by operating activities	(244,989)	87,719

Cash flows from investing activities:
Cash paid to acquire property and equipment and intangible assets	(3,272)	(2,885)
Acquisitions of Shouxin Insurance, net of cash acquired (Note 3)	(18,701)	(6,299)
Other acquisitions, net of cash acquired	(8,700)	—
Cash paid on short-term investments and time deposits	(257,000)	(608,689)
Cash received from maturity of time deposits	—	275,861
Cash received from disposal of short-term investments	197,000	122,737
Cash received from disposal of property and equipment	238	343

Net cash used in investing activities	(90,435)	(218,932)

Cash flows from financing activities:
Cash received from bridge loans from Series C1 shareholders (Note 13)	96,773	—
Cash repayments of bridge loans to Series C1 shareholders (Note 13)	(96,773)	—
Net proceeds from issuance of Series C1 convertible redeemable preferred shares (Note 13)	513,632	—
Net proceeds from issuance of Series C2 convertible redeemable preferred shares (Note 13)	212,734	—

Net cash provided by financing activities	726,366	—

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(12,027)	24,840

Net increase/(decrease) in cash and cash equivalents and restricted cash	378,915	(106,373)
Cash and cash equivalents and restricted cash at beginning of the year	180,017	558,932

Cash and cash equivalents and restricted cash at end of the year	558,932	452,559

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	548,932	442,559
Restricted cash	10,000	10,000

Total cash and cash equivalents and restricted cash at end of year	558,932	452,559

Supplemental disclosure of cash flow information:
Cash paid for income tax	—	18
Supplemental schedule of non-cash investing and financing activities:
Accretions to preferred shares redemption value	776,433	454,121
Acquisition financed by accrued liabilities and other payables (Note 3)	(6,299)	—

The accompanying notes are an integral part of these consolidated financial statements.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	Organization and Principal Activities

Yuanbao Inc. (the “Company”) was incorporated in the Cayman Islands in 2019. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of VIE (collectively referred to as the “Group”). The Group is primarily engaged in providing online insurance distribution and services and knowledge sharing services in the People’s Republic of China (the “PRC” or “China”).

The Company’s consolidated subsidiaries, VIE and major subsidiaries of VIE are as follows:

Subsidiaries	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Yuanbao (Hong Kong) Limited (“Yuanbao HK”)	Hong Kong, ChinaY2019	100%	Investment holding
Yuanbao Kechuang (Beijing) Technology Co., Ltd. (“Yuanbao Kechuang” or “primary beneficiary of VIE”)	Beijing, ChinaY2020	100%	Insurance distribution and services

VIE	Place and year of incorporation	Percentage of direct or indirect economic interest	Principal activities
Yuanbao Shuke (Beijing) Technology Co., Ltd. (“Yuanbao Shuke”)	Beijing, China Y2019	100%	Insurance distribution and services

Major subsidiaries of VIE	Place and year of incorporation /acquisition	Percentage of direct or indirect economic interest	Principal activities
Yuanbao Insurance Brokerage (Beijing) Co., Ltd.	Beijing, China Y2005	100%	Insurance distribution and services
Yixue Niuniu (Beijing) Technology Co., Ltd.	Beijing, China Y2021	100%	Knowledge sharing services
Shouxin Insurance Agency (Guangdong) Co., Ltd.	Beijing, China Y2010	100%	Insurance distribution and services

History of the Group

The Group’s history began with the commencement of operations of Yuanbao Shuke (Beijing) Technology Co., Ltd. (“Yuanbao Shuke”), a limited liability company established in Beijing, the PRC in September 2019, which was owned by Mr. Fang (the “Founder”) and Beijing Yibao Technology LLP, respectively.

Yuanbao Inc. is an exempted company with limited liability incorporated in the Cayman Islands in December 2019.

In March 2020, the Group entered into a series of contractual agreements and commenced its operations through Yuanbao Kechuang (Beijing) Technology Co., Ltd., the Wholly Foreign Owned Enterprise (or the “WFOE”) in mainland China, and Yuanbao Shuke, or the VIE, and the VIE’s subsidiaries in mainland China.

Between 2020 and 2021, the Company had issued Series Seed, Angel, B, C1 and C2 preferred shares to certain investors, respectively, the details of which are disclosed in Note 13.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Principal Activities (Continued)

History of the Group (Continued)

In June 2023, the Group carried out a series of corporate restructuring activities, for which the details are disclosed in Note 21, Subsequent Event.

Contractual arrangements with VIE

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. The Company conducts a significant portion of its operations in the PRC through Yuanbao Shuke and its subsidiaries. The Company relies on a series of contractual arrangements among the WFOE, the VIE and the VIE’s shareholders to conduct the business operations of the VIE and VIE’s subsidiaries.

As a result of these contractual arrangements, the Company’s wholly-owned subsidiary is entitled to substantially all of the economic benefits from the VIE and VIE’s subsidiaries and is obligated to absorb all of the VIE and VIE’s subsidiaries expected losses and therefore the Company has determined that it is the ultimate primary beneficiary of the VIE and subsidiaries of VIE, and has consolidated the financial results of VIE and subsidiaries of VIE in its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for accounting purposes.

Below is a summary of the currently effective contractual arrangements by and among the Company’s wholly owned subsidiary Yuanbao Kechuang, the VIE and VIE’s shareholders (also nominee shareholders).

i)	Equity Interest Pledge Agreement (the “Pledge Agreement”)

Pursuant to the Equity Interest Pledge Agreement entered into amongst WFOE and Nominee Shareholders of the VIE, the shareholders of the VIE pledged all of their equity interests in the VIE to the WFOE to ensure the shareholders fully perform their obligations under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, and the Power of Attorney. The WFOE shall have the right to collect dividends generated by the pledged equity interests during the term of the pledge. If the Nominee Shareholders breach their respective contractual obligations under the Pledge Agreement, the WFOE, as pledgee, will be entitled to rights, including but not limited to being paid based on the monetary valuation that such equity interest is converted into or from the proceeds from the auction or sale of the equity interest. The shareholders of the VIE are prohibited from transferring their pledged equity interests, placing or permitting any encumbrance that would prejudice the WFOE’s interests without the WFOE’s prior written consent. The pledge rights were effective upon registration of the pledges with the relevant Administration for Industry and Commerce, and the Pledge Agreement will remain effective until all the obligations have been satisfied in full. The WFOE completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for the Industry and Commerce in accordance with the PRC Civil Code.

ii)	Exclusive Option Agreement (the “Exclusive Option”)

Pursuant to the Exclusive Option Agreement entered into amongst WFOE, VIE and the Nominee Shareholders, the Nominee Shareholders grant the WFOE or its designated party, an exclusive option to purchase all or part of the equity interests held by the Nominee Shareholders in the VIE at its sole discretion, to the extent permitted under the PRC laws for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law The WFOE has an option to purchase from VIE at WFOE’s sole discretion, any or all of the assets and business of VIE, to the extent permitted under PRC law, and

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Principal Activities (Continued)

Contractual arrangements with VIE (Continued)

at the lowest purchase price permitted by PRC law. The shareholders should remit to the WFOE any gain that is paid by WFOE or its designated person(s) in connection with the purchased equity interest or the purchased business asset. The WFOE or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions made by the VIE to its shareholders should be repaid to the WFOE in full amount. This Agreement remains effective until all equity interests held by Nominee Shareholders in the VIE have been transferred or assigned to the WFOE and/or any other person designated by the WFOE in accordance with this Agreement.

iii)	Exclusive Business Cooperation Agreement (the “BCA”)

Pursuant to the Exclusive Business Cooperation Agreement entered into amongst WFOE and VIE, the WFOE is engaged by the VIE to exclusively provide technical and consulting services including but not limited to the licensing of technology and software, design, development, maintenance and updating of technologies, business and management consultation, and marketing and promotional services. The WFOE may appoint or designate its affiliates or other qualified parties to provide the services covered by the BCA. In return, the VIE agrees to pay a service fee equal to 100% of the consolidated net profits of the VIE after the VIE turns cumulative profitable and after certain expenses. The WFOE has sole discretion in determining the service fee charged to the VIE under this agreement. Without the WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party. The WFOE can terminate the BCA at its sole discretion; however, the VIE cannot terminate the BCA without WFOE’s material breach. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

iv)	Power of Attorney

Pursuant to the power of attorney agreement entered into amongst WFOE, VIE and the Nominee Shareholders, Nominee Shareholders irrevocably appoint WFOE as their attorney-in-fact to exercise on each shareholder’s behalf any and all rights that each shareholder has in respect of its equity interests in the VIE, including but not limited to executing the voting rights and the right to appoint directors and executive officers of VIE. The agreements will remain effective and irrevocable for as long as the relevant Nominee Shareholder holds any equity interests in VIE.

v)	Spousal Consent Letter (the “Spousal Letter”)

Each spouse of the married nominee shareholders of the VIE entered into a Spousal Letter, which unconditionally and irrevocably agreed that the equity interests in the VIE held by and registered in the name of their spouse will be disposed of pursuant to the Pledge Agreement and the POA. Each spouse agreed not to assert any rights over the equity interests in the VIE held by their spouse. In addition, in the event that the spouses obtain any equity interests in the VIE held by their spouse for any reason, they agreed to be bound by the contractual arrangements.

These contractual arrangements allow the Company, through its WFOE, to effectively control the VIE, and to derive substantially all of the economic benefits from the VIE. Accordingly, the Company consolidates the VIE for accounting purpose.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Principal Activities (Continued)

Risks in relation to the VIE structure

The Company has been advised by its PRC legal counsel, Han Kun Law Offices, that the contractual arrangements among the WFOE, the consolidated VIE and VIE’s shareholders are valid, binding and enforceable under the current laws and regulations of China. Based on such legal opinion and the management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs are in compliance with current PRC laws and legally enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, or the FIL, which had taken effect on January 1, 2020. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the FIL is relatively new, it is still unclear how the FIL would affect variable interest entity structure and business operation.

The Group’s operations depend on the VIE to honor their contractual agreements with the Group and the enforceability, and therefore the benefits depend on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to be the ultimate primary beneficiary and consolidate the VIE as a result of the aforementioned risks and uncertainties is remote.

The Company’s ability to be the ultimate primary beneficiary of the VIE also depends on the Power of Attorney the shareholders have to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

In addition, if the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•	revoke the business licenses and/or operating licenses of the Group;

•	confiscate any of the Group’s income that they deem to be obtained through illegal operations;

•	place restrictions on the Group’s right to collect revenues;

•	shut down the Group’s servers or block the Group’s apps/websites;

•

require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•	impose other conditions or requirements with which the Group have not yet met;

•	taking other regulatory or enforcement actions against the Group that could be harmful to the Group’s business; or

•	impose fines on the Group.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIE, which may result in deconsolidation of the VIE in the Group’s consolidated financial statements. In the opinion of the Company’s management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIE, their respective shareholders and relevant wholly foreign owned enterprise are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIE to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since there may be further amendments or changes on the PRC laws and regulations from time to time, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIE and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIE and its subsidiaries are eliminated in the information presented below:

	As of December 31, 2021	As of December 31, 2022
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	48,605	234,060
Time deposits	35,000	5,000
Restricted cash	10,000	10,000
Short-term investments	28,468	25,435
Accounts receivable, net (allowance for credit losses: 2022: RMB506; 2021: RMB453)	37,863	98,043
Prepayments and other current assets, net	23,290	18,448
Amount due from the subsidiaries of the Group	8,000	—

Total current assets	191,226	390,986

Non-current assets:
Property and equipment, net	708	372
Intangible assets, net	61,501	59,491
Right-of-use assets	4,579	21,024
Goodwill	1,800	1,800

Total non-current assets	68,588	82,687

TOTAL ASSETS	259,814	473,673

Current liabilities:
Accounts payable	16,415	12,322
Contract liabilities	182,202	128,568
Salary and welfare payable	10,201	18,684
Taxes payable	3,100	4,567
Accrued expenses and other current liabilities	22,795	155,215
Current lease liabilities	3,203	10,549
Amount due to the subsidiaries of the Group	104,901	203,541

Total current liabilities	342,817	533,446

Non-current liabilities:
Non-current lease liabilities	1,240	14,860
Deferred tax liabilities	14,333	14,620
Amount due to the subsidiaries of the Group, non-current	32,000	32,000

Total non-current liabilities	47,573	61,480

TOTAL LIABILITIES	390,390	594,926

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The VIE holds assets with no carrying value in the consolidated balance sheet that are important to the Company’s ability to produce revenue (referred to as unrecognized revenue-producing assets). Unrecognized revenue-producing assets held by the VIE mainly include the ICP License and trademarks. Recognized revenue-producing assets held by the VIE mainly include the insurance brokerage license, the insurance agency license, customer relationship, non-compete agreements and domain names, generated from asset acquisition and business acquisition as mentioned in Note 3.

	For the year ended December 31,	For the year ended December 31,
	2021	2022
	RMB	RMB
Net revenue	344,067	709,740
Net loss	(166,631)	(3,628)

	For the year ended December 31,	For the year ended December 31,
	2021	2022
	RMB	RMB
Net cash and restricted cash provided by operating activities	8,216	94,116
Net cash and restricted cash (used in)/provided by investing activities	(88,114)	26,139
Net cash and restricted cash provided by financing activities	84,000	65,200
Net increase in cash and cash equivalents and restricted cash	4,102	185,455

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIE and VIE’s subsidiaries and can have assets transferred out of the VIE. As the respective VIE is incorporated as limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIE. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Group is conducting certain businesses in the PRC through the VIE, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

2.	Significant Accounting Policies

a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and subsidiaries of VIE for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the ultimate primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, VIE and subsidiaries of VIE have been eliminated upon consolidation.

c)	Use of estimates

The preparation of the Group’s financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, valuation of ordinary shares, preferred shares and share-based compensation. Actual results could differ from such estimates.

d)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign exchange losses in the consolidated statements of operations and comprehensive loss.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

e)	Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, time deposits, restricted cash, accounts receivable, deposits and others (included in “Prepayments and other current assets”), accrued expenses and other current liabilities of which the carrying values approximate their fair value. See Note 19 for additional information.

f)	Cash and cash equivalents

Cash and cash equivalents mainly represent bank deposits and short-term, highly liquid investments, with original maturities of less than three months that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

g)	Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets as restricted cash.

As of December 31, 2021 and 2022, bank balance of the Group amounted to RMB10.0 million and RMB10.0 million, respectively, was restricted as guaranteed deposits required by National Administration of Financial Regulation (“NAFR”) in order to protect from insurance premium appropriation by the insurance broker.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

h)	Short-term investments

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive (loss)/income. To estimate fair value, the Company refers to the quoted rate of return provided by financial institutions at the end of each period and classifies the valuation techniques that use these inputs as level 2 of fair value measurement. Since these investments’ maturity dates are within one year, they are classified as short-term investments. The Company recorded investment income from its short-term investments of RMB0.7 million and RMB1.2 million in the consolidated statements of operations and comprehensive (loss)/income for the years ended December 31, 2021 and 2022.

Short-term investments as of December 31, 2021 and 2022 consisted primarily of investments in financial products issued by banks.

i)	Expected credit losses of receivables

The Group’s accounts receivable and other receivables (included in “prepayments and other current assets”) are within the scope of Accounting Standards Codification (“ASC”) 326. To estimate current expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type, industry of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances. The allowance for current expected credit losses and corresponding receivables were written off when they are determined to be uncollectible.

Accounts receivable is recorded at the invoiced amount and do not bear interest. The Group’s accounts receivable mainly represent insurance distribution and services fees receivable from insurance institutions. The Group recorded current expected credit loss expense of RMB0.2 million and RMB0.3 million for the years ended December 31, 2021 and 2022, respectively.

j)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the following estimated useful lives:

Electronic equipment	3 years
Leasehold improvement	Shorter of the lease term or estimated economic life

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

k)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries, consolidated VIE or VIE’s subsidiaries. The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The guidance provides option that the Group may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Group. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. For years ended December 31, 2021 and 2022, no impairment indicator was noted by performing qualitative analysis, therefore, no provision was recorded.

l)	Intangible assets other than goodwill

Intangible assets with an indefinite useful life represent the insurance brokerage license and insurance agency license (“Insurance Distribution and Service Related Licenses”). Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Intangible assets with finite lives mainly comprise customer relationship, non-compete agreements, domain name, system and software. These assets are amortized on a straight-line basis over their estimated useful lives of respective assets. Below table sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Customer relationship	1.5 years	0%
Software and system	3~10 years	0%
Non-Compete agreements	3 years	0%
Domain name	5.8 years	0%

m)	Impairment of long-lived assets

Long-lived assets including intangible assets other than goodwill, property and equipment, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.

There was no impairment for such long-lived assets for the years ended December 31, 2021 and 2022, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

n)	Acquisition

Asset acquisition

When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s financial statements. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

Business acquisition

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued, if any. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

The Group’s business acquisition activity in 2021 and 2022 was immaterial and nil, respectively.

o)	Revenue recognition

Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the common course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for mainly include insurance distribution and services and knowledge sharing services.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Insurance distribution and services

The Group provides insurance distribution and services through its platform to facilitate insurance carriers’ sales of insurance products. The Group distributes insurance policies on its platform underwritten by insurance

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

o)	Revenue recognition (Continued)

carriers and earns commission fees determined as a percentage of premiums paid by insurance policyholders based on the terms specified in the distribution service contracts. In connection with insurance distribution, the Group also generates revenue by providing insurance carriers with other services. The Group utilizes its full consumer service cycle engine which is connected to its insurance distribution platform to generate multi-dimensional and personalized consumer insights to optimize efficiency of insurance products distribution. The insurance carriers are charged by various means based on the terms specified in the other service contracts such as effective clicks on their insurance product display or effective responses to the insurance carriers’ request of consumer behavior insights.

The term for the majority of insurance policies underwritten by insurance carriers and distributed by the Group on its platform is 12 months. Insurance policyholders generally pay premium monthly during the policy term. Those insurance policies are cancellable at any time during the policy term and premiums paid in advance are refundable. The Group’s contract terms can give rise to variable consideration such as refund of commission due to refund of premium to policyholders. Such refund period is typically within 1 month. The Group applies the guidance on constraining estimates of variable consideration under ASC 606. The Group considers insurance carriers its customers. Insurance distribution and services revenue is recognized to the extent that it is probable not to be reversed in future periods and at a point in time when the performance obligation to deliver the services is satisfied, that is when a signed insurance policy is in place and the premium is collected from the insurance policyholders or when other service performance obligations are satisfied (such as occurrence of effective clicks or effective responses).

Knowledge sharing services

The Group delivers knowledge sharing courses through its own Yixue Niuniu online platform and is responsible for fulfilling all obligations of the online course delivery according to its sales contracts with the learners. Therefore, the Group determines that the individual learners are the Group’s customers and recognizes revenue on a gross basis. Each contract of knowledge sharing services is accounted for as a single performance obligation. All contracts with the learners are billed in advance. Upfront full payment of the fee by the learners is required prior to accessing any enrolled course contents, which is initially recorded as contract liabilities. Contractually, through accessing to the Group’s online platforms, the learners retain access to the e-learnings they purchased for contractual service period (typically 1 year) since the purchase date of the e-learnings. The Group recognizes online course revenue ratably over the corresponding contractual service period as the learners simultaneously receive and consume the benefits provided by the online courses as they retain access to the course contents.

Contract assets

Contract assets represents revenue that has been recognized for satisfied performance obligations for which the Company does not have an unconditional right to consideration. The Group does not have any contract assets as of December 31, 2021 and 2022, respectively.

Contract liabilities

Contract liabilities primarily consist of customer advances which relates to the payments received for knowledge sharing services and insurance distribution and services.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

o)	Revenue recognition (Continued)

For the years ended December 31, 2021 and 2022, the additions to the contract liabilities balance were primarily due to cash payments received or due in advance of satisfying the Group’s performance obligations, while the reductions to the contract liabilities balance were primarily due to the recognition of revenues upon fulfillment of the Group’s performance obligations, both of which were in the ordinary course of business.

During the years ended December 31, 2021 and 2022, the Group recognized revenue amounted to RMB11.5 million and RMB151.8 million, respectively that was included in the corresponding opening contract liabilities balance at December 31, 2020 and 2021, respectively.

p)	Selling and marketing expenses

Selling and marketing expenses consist primarily of marketing expenses for user acquisition and brand building, salary and welfare benefits to the Group’s sales and marketing personnel. The Group recognized all selling and marketing expenses as incurred.

q)	General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and developments activities, depreciation and amortization of fixed assets which are not used for research and development activities, legal and other professional services fees, rental, and other general corporate related expenses.

r)	Research and development expenses

Research and development expenses mainly consist of salary and welfare benefits incurred for the development and enhancement to the Company’s websites and platform of applications.

s)	Operations and support

Operations and support mainly consist of (i) costs for lecturers and customer service personnel and insurance policy acquisition personnel, (ii) channel fee, which is service fee paid to user traffic channels only for successful sales; (iii) cloud service and bandwidth costs, (iv) transaction fees charged by third-party payment platforms related to insurance distribution and services, and (iv) other direct costs related to the operation of business.

t)	Others, net

Others, net, mainly consist of non-operating income and expenses, such as government subsidies recorded for additional deduction of Value Added Tax (“VAT”). During the years ended December 31, 2021 and 2022, government subsidies recognized in the others, net was RMB1.4 million and RMB4.4 million, respectively.

u)	Leases

The Group determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets (“ROU”) on its consolidated balance sheets at the lease commencement. The Group

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

u)	Leases (Continued)

measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group.

The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less without a purchase option that is likely to be exercised from being recognized on the balance sheets. Payments related to those leases continue to be recognized in the consolidated statements of comprehensive loss on a straight-line basis over the lease term.

v)	Share-based compensation

Share-based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares and the restricted share owned by the Founder. The Company accounts for share-based awards granted to employee and non-employee in accordance with ASC 718 Stock Compensation. For share options for the purchase of ordinary shares granted to employee and non-employee determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement.

For an award with a performance and/or service condition that affects vesting, the performance and/or service condition is not considered in determining the award’s fair value on the grant date. Performance and service conditions should be considered when the Group is estimating the quantity of awards that will vest. Compensation expenses will reflect the number of awards that are expected to vest and will be adjusted to reflect those awards that do ultimately vest. The Group recognizes compensation expenses for awards with performance conditions if and when the Group concludes that it is probable that the performance condition will be achieved, net of actual pre-vesting forfeitures over the requisite service period. The Group reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation expenses based on its probability assessment, unless on certain situations, the Group may not be able to determine that it is probable that a performance condition will be satisfied until the event occurs. The vesting of the share options granted by the Group historically till December 31, 2022 are only subject to service condition.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

v)	Share-based compensation (Continued)

Employee share-based compensation

Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. If an award requires satisfaction of one or more performance or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, while no compensation cost is recognized if the requisite service is not rendered.

Nonemployee share-based compensation

Consistent with the accounting requirement for employee share-based compensation, non-employee share-based compensation within the scope of Topic 718 are measured at grant-date fairvalue of the equity instruments, which the Group is obligated to issue when the service has been rendered and any other conditions necessary to earn the right to benefit from the instrumentshave been satisfied.

w)	Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of operations in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under “accrued expenses and other current liabilities” on its consolidated balance sheet and under “Others, net” in its consolidated statement of operations and comprehensive loss. The Group did not incur any material interest payments or penalty in connection with tax positions for the years ended December 31, 2021 and 2022.

x)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

x)	Related parties (Continued)

are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation. The Group has concluded that related parties balances and transactions are immaterial as of and for the years ended December 31, 2021 and 2022, respectively.

y)	Net loss per share

Loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the losses.

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and preferred shares unless they were anti-dilutive. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e., an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share.

There was no potentially dilutive securities that were not included in the calculation of above dilutive net loss per share in the years presented where their inclusion would be anti-diluted for the year ended December 31, 2021 and 2022 on a weighted average basis.

z)	Statutory reserves

In accordance with China’s Company Laws, the Company’s subsidiary, the VIE and subsidiaries of VIE in PRC must make appropriations from their after-tax profit, if any (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The Group has not appropriated any amount to statutory reserves for the years ended December 31, 2021 and 2022, because the Group’s subsidiary, VIE and subsidiaries of VIE were in the position of accumulated deficit as of December 31, 2021 and 2022.

aa)	Comprehensive loss

Comprehensive loss is defined to include all changes in deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

aa)	Comprehensive loss (Continued)

shareholders and distributions to shareholders. Other comprehensive loss, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

ab)	Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as Mr. Fang, Chairman of the Board of Directors and Chief Executive Officer.

ac)	Significant risk and uncertainties

Currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, has the administration authority for the conversion of RMB into foreign currencies. The value of RMB is subject to changes in global and local economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash.

As of December 31, 2021 and 2022, there were cash at bank denominated in US dollars amounting to approximately US$53.0 million (RMB337.6 million) and US$0.3 million (RMB2.2million), respectively, and denominated in RMB amounting to approximately RMB211.3 million and RMB440.4 million, respectively.

Concentration of credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk mainly consist of cash and cash equivalents, time deposits, short-term investments and accounts receivable.

As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents, time deposits and short-term investments were held in financial institutions located in China, which management considers being of high credit quality.

As of December 31, 2021 and 2022, the Group had approximately RMB295.0 million and RMB440.8 million, cash and cash equivalents held by its PRC subsidiaries and VIE, representing 53.7% and 99.6% of total cash and cash equivalents of the Group, respectively. Cash transfers from the Company’s PRC subsidiaries and VIE to their parent companies outside of China are subject to relevant laws and regulations. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

ac)	Significant risk and uncertainties (Continued)

Details of the customers accounting for 10% or more of revenue of the Group as of December 31, 2021 and 2022, respectively, as follows:

	For the year ended December 31,
	2021		2022
	RMB	%	RMB	%
Customer A	264,184	56%	366,475	33%
Customer B	*	*	128,129	11%

*	represented less than 10% of revenue for the year.

Details of the customers which accounted for 10% or more of accounts receivable are as follows

	For the year ended December 31,
	2021		2022
	RMB	%	RMB	%
Customer A	16,406	28%	43,810	18%
Customer B	21,597	37%	24,482	10%
Customer C	8,652	15%	*	*
Customer D	*	*	49,020	20%
Customer E	*	*	39,277	16%
Customer F	*	*	26,614	11%

*	represented less than 10% of accounts receivable as of the year end.

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

ad)	Recently issued accounting pronouncements not yet adopted

The Group qualifies as an “emerging growth company”, or “EGC”, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act, that is the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments in this Update are effective for

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

ad)	Recently issued accounting pronouncements not yet adopted (Continued)

public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption of the amendments is permitted. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which clarifies or improves disclosure and presentation requirements of a variety of topics, such as statement of cash flows, earnings per share and equity, etc. The amendments are effective for entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

3.	Acquisitions

Asset acquisition

In 2021, the Group entered into an agreement with the shareholder of Guangdong Pinuo Insurance Agency Co., Ltd (“Guangdong Pinnuo”) to acquire 100% of Guangdong Pinnuo’s equity ownership for a total consideration of RMB61.1 million, of which RMB6.3 million was paid out in 2022. Guangdong Pinnuo holds an insurance agency license. Upon completion of this transaction, Guangdong Pinnuo was renamed Shouxin insurance Agency (Guangdong) Co., Ltd. (“Shouxin Insurance”) since January 2022.

Before the acquisition, there was no operation or employee in the acquiree. The Company evaluated the acquisition of the purchased assets under ASC 805-Business Combination (ASC 805), and concluded that as substantially all of the fair value of the gross assets (excluding cash and cash equivalents) acquired is concentrated in an identifiable group of similar assets, the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition and management recognized the insurance agency license as intangible asset with indefinite useful life (Note 7).

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

3.	Acquisitions (Continued)

The purchase price of the assets are as follows:

As of the acquisition date RMB
Cash	36,079
Intangible assets – Insurance agency licenses	33,333

Total assets acquired	69,412

Total liabilities assumed	(8,333)

Net assets acquired	61,079

4.	Accounts Receivable, net

Accounts receivable, net is consisted of the following:

	December 31, 2021	December 31, 2022
	RMB	RMB
Accounts receivable, gross:	59,147	244,461
Less: allowance for credit losses	(484)	(795)

Accounts receivable, net	58,663	243,666

The following table summarizes the movement of the Group’s allowance for current expected credit losses:

	December 31, 2021	December 31, 2022
	RMB	RMB
Balance at the beginning of the year	(241)	(484)
Additions	(243)	(311)

Balance at the end of the period	(484)	(795)

5.	Prepayments and Other Current Assets, net

The following is a summary of prepayments and other current assets:

	December 31, 2021	December 31, 2022
	RMB	RMB
Prepaid promotion expenses	4,261	6,163
Rental and other deposits	10,478	5,965
Prepaid for other services	1,634	2,634
Deductible VAT input	19,424	6,101
Others	175	1,394

Total	35,972	22,257

Less: allowance for credit losses	(89)	(728)

Prepayments and other current assets, net	35,883	21,529

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

6.	Property and Equipment, net

The following is a summary of property and equipment, net:

	December 31, 2021	December 31, 2022
	RMB	RMB
Electronic equipment	4,575	3,912
Leasehold improvement	389	1,888

Total property and equipment	4,964	5,800

Less: accumulated depreciation	(1,708)	(3,020)

Property and equipment, net	3,256	2,780

Depreciation expenses were RMB1.7 million and RMB1.7 million for the years ended December 31, 2021 and 2022, respectively. No impairment charge was recognized for any of the periods presented.

7.	Intangible Assets, net

The following is a summary of intangible assets, net:

	December 31, 2021	December 31, 2022
	RMB	RMB
Gross carrying amount
Insurance Distribution and Service Related Licenses	57,330	57,330
Customer relationship	2,500	2,500
Software and system	1,159	2,240
Non-Compete agreements	1,500	1,500
Domain name	1,000	1,000

Total intangible assets	63,489	64,570
Less: accumulated amortization	(1,848)	(4,523)

Intangible assets, net	61,641	60,047

Licenses for insurance distribution and services has indefinite useful life. Amortization expenses were RMB1.8 million and RMB2.7 million for the years ended December 31, 2021 and 2022, respectively. No impairment charge was recognized for any of the periods presented.

As of December 31,2022, intangible assets amortization expense for future years is expected to be as follows:

Amortization expense of intangible assets
RMB
2023	1,207
2024	590
2025	313
2026	313
2027	80
Thereafter	214

Total	2,717

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8.	Leases

The Group’s operating leases mainly related to offices facilities. As of December 31, 2021 and 2022, the Group recognized the following items related to operating leases on its consolidated balance sheet:

	December 31, 2021	December 31, 2022
	RMB	RMB
Operating lease right-of use assets	6,682	21,811

Current operating lease liabilities	(4,615)	(10,842)
Non-current operating lease liabilities	(2,093)	(15,368)

Total operating lease liabilities	(6,708)	(26,210)

Weighted average remaining lease term	1.2 years	2.4 years
Weighted average discount rate	4.16%	4.40%

The Group’s lease payments for office space leases include fixed rental payments and do not consist of any variable lease payments that depend on an index or a rate. The additions of right-of-use assets this year include the increases in right-of-use assets arising from the Company’s entering into a new leasing agreement related to offices facilities with Beijing North Star Company Limited for 3 years. As of December 31, 2022, there was no leases that have not yet commenced.

The components of lease expenses for the years ended December 31, 2021 and 2022 were as follows:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Operating lease cost	9,808	10,110
Short term lease cost	2,228	1,846

Total lease cost	12,036	11,956

Supplemental cash flow information related to leases for the years ended December 31, 2021 and 2022 were as follows:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Cash paid for operating leases	8,290	5,593
Right-of-use assets obtained in exchange for lease liabilities	10,289	30,325

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8.	Leases (Continued)

Maturities of lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	RMB	RMB
Year ending/ended December 31,
2022	4,914	—
2023	2,125	11,662
2024	—	11,373
2025	—	4,358

Total remaining undiscounted lease payments	7,039	27,393

Less: Interest	(331)	(1,183)

Total present value of lease liabilities	6,708	26,210

Less: Current operating lease liabilities	(4,615)	(10,842)

Non-current operating lease liabilities	2,093	15,368

9.	Taxation

a)	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong, China

Subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits more than HK$2 million.

Mainland China

Under the Enterprise Income Tax Law of the PRC ( the “EIT Law”), the Company’s Chinese subsidiaries, VIE and subsidiaries of VIE are subject to an income tax of 25%, except for Yuanbao Shuke and Yuanbao Kechuang. Due to their current status as entitled High and New Technology Enterprise (“HNTE”), both Yuanbao Shuke and Yuanbao Kechuang enjoy a preferential tax rate of 15% starting from 2022. This status is subject to annual evaluation and a requirement that they reapply for HNTE status every three years.

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law of PRC provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

9.	Taxation (Continued)

a)	Income taxes (Continued)

manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. The Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiary registered outside the PRC should be deemed resident enterprises, the Company and its subsidiary registered outside the PRC will be subject to the PRC income tax, at a rate of 25%.

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive (loss)/income during the years ended December 31, 2021 and 2022 are as follows:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Current income tax expense	—	1,623
Deferred income tax expense	—	287

Income tax expense	—	1,910

Reconciliation between the income tax expense computed by applying the Enterprise Income Tax (“EIT”) rate to income before income taxes and actual provision were as follows:

	For the year ended December 31,
	2021	2022
	RMB	RMB
(Loss)/Income before income tax	(441,510)	20,662
Tax (benefit)/expense at EIT tax rate of 25%	(110,378)	5,168
Effect of different tax rates applicable to different subsidiaries of the Group	517	2,193
Effect of additional deduction for qualified R&D expenses	(10,054)	(10,316)
Effect on deferred tax assets due to change in tax rates	—	38,105
Non-deductible expenses	5,487	5,709
Changes in valuation allowance	114,428	(38,949)

Income tax expense	—	1,910

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

9.	Taxation (Continued)

a)	Income taxes (Continued)

The significant components of deferred taxes are as follows:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Deferred tax assets
Advertising expenses (i)	7,262	19,884
Accumulated losses carryforward	102,685	80,745
Operating lease liabilities	1,677	4,324
Book/tax basis differences in revenue	15,688	15,049
Others	4,960	308
Less: valuation allowance	(128,415)	(89,466)

Gross deferred tax assets	3,857	30,844

Offset	(3,857)	(30,844)

Net deferred tax assets	—	—

Deferred tax liabilities
Accrued interest and fair value change	117	226
Operating lease right-of-use assets	1,671	3,581
Book/tax basis differences in revenue	2,069	27,324
Intangible assets	14,333	14,333

Gross deferred tax liabilities	18,190	45,464

Offset	(3,857)	(30,844)

Net deferred tax liabilities	14,333	14,620

(i)

The pre-tax deduction limitation for advertising expense is 15% of revenue every year. The Company can carryforward any unclaimed advertising expense to the future years and there is no limitation for the use in future years.

As of December 31, 2021 and 2022, the Group had accumulated losses carryforward of approximately RMB410,739 thousand and RMB535,010 thousand, respectively, which arose from the subsidiaries, VIE and the VIE’s subsidiaries established in PRC. As of December 31, 2022, the accumulated losses carryforward in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2022 and thereafter. As of December 31, 2022, the accumulated losses carryforward will expire during the period from 2024 to 2032, if unused.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

9.	Taxation (Continued)

a)	Income taxes (Continued)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely- than-not that the deferred tax assets will not be utilized in the future. Movement of valuation allowance:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Balance at the beginning of the year	13,987	128,415
Additions	114,428	1,248
Reversals	—	(40,197)

Balance at the end of the year	128,415	89,466

b)	Withholding income tax

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated the Notice on How to Understand and Identify the “Beneficial Owner” in Tax Treaties (the “Circular 601”) on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. Further, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties in February 2018, whichreplaced the Circular 601 and requires the “beneficial owner” to have ownership and the right to dispose of the income or the rights and properties giving rise to the income and generally engage in substantive business activities and sets forth certain detailed factors in determining the “beneficial owner” status.

To the extent that the Group’s subsidiary, the VIE and subsidiaries of VIE have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

10.	Taxes payable

The Group’s subsidiaries, VIE and subsidiaries of VIE incorporated in China are subject to 3% and 6% VAT for services rendered.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

10.	Taxes payable (Continued)

The following is a summary of taxes payable as of December 31, 2021 and 2022:

	December 31, 2021 RMB	December 31, 2022 RMB
VAT payables	2,499	7,665
Withheld individual income tax payables	402	1,131
EIT payables	—	1,611
Others	284	236

Total	3,185	10,643

11.	Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2021 and 2022:

	December 31, 2021 RMB	December 31, 2022 RMB
Insurance premium payables	3,504	92,567
Security deposit	6,000	1,500
Consideration payables for assets acquisition (Note 3)	6,299	—
Marketing and promotion expense payables (i)	3,293	150,245
Accrued other service fees	4,211	7,978
Refund liabilities	59	1,345
Others	856	1,029

Total	24,222	254,664

(i)	Amount represents the marketing and promotion expenses payable to third-party companies.

12.	Ordinary Shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue up to 348,913,419 ordinary shares with a par value of US$0.0001 per shares. As of December 31, 2021 and 2022, the Company has 25,000,000 shares and 50,000,000 shares issued and outstanding. Each ordinary share isentitles to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

In connection with the issuance of the preferred shares, the founder agreed to restrict its ordinary shares in the Group. All of the founder’s ordinary shares in the Group was converted to restricted ordinary shares subject to repurchase by the Group (the “Founder Restricted Shares”). The Founder Restricted Shares vest in equal and continuous monthly installments starting from March 2020, provided that the founder remains full-time employee of the Group at the end of such month.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13.	Preferred Shares

Since March 2020, the Group have raised approximately US$152.5 million in equity financing from a group of investors:

Series Seed financing

In March 2020, the Group raised US$4.0 million from the issuance of Series Seed preferred shares of the Group to Hike Capital L.P.

Series Angel financing

In March 2020, the Group raised an aggregate of US$5.0 million from the issuance of Series Angel preferred shares of the Group to Northern Light Venture Capital and Hike Capital L.P..

Series B financing

In September 2020, the Group raised an aggregate of US$30.0 million from the issuance of Series B preferred shares of the Group to Qiming VII Strategic Investors Fund, L.P., Qiming Venture Partners VII, L.P., SIG Global China Fund I, LLLP, Deep Mind Holdings Limited, Hike Capital L.P. and Northern Light Venture Capital V, Ltd..

Series C1 financing

In March 2021, the Group raised an aggregate of US$80.0 million from the issuance of Series C1 preferred shares of the Group to SIG Global China Fund I, LLLP, Quadrant Ventures Limited, Geometry Ventures Limited, Hike Capital III L.P., Qiming Venture Partners VII, L.P., Qiming VII Strategic Investors Fund, L.P., Northern Light Venture Capital V, Ltd, Sino- French (Innovation) Fund II and Deep Mind Holdings Limited.

In February 2021 and before issuance of Series C1, the Group obtained 2 bridge loans from certain investors of Series C1, with an aggregated principal amount of US$15.0 million and an annual interest rate of 8%. If the investor (or its affiliates) and the Company entered into the definitive agreements for the proposed share subscription and close the transaction, no interests shall accrue on the loan. These loans were paid off in April 2021 with no interest incurred as the share subscription closed as proposed.

Series C2 financing

In April 2021, the Group raised an aggregate of US$33.5 million from the issuance of Series C2 preferred shares of the Group to Franchise Fund LP and SIG Global China Fund I, LLLP.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13.	Preferred Shares (Continued)

Series Seed, Angel, B, C1 and C2 convertible redeemable preferred shares are collectively referred to as the “Preferred Shares”.

The Group’s preferred shares activities for the years ended December 31, 2021 and 2022 are summarized below:

	Series Seed Preferred Shares		Series Angel Preferred Shares		Series B Preferred Shares		Series C1 Preferred Shares		Series C2 Preferred Shares		Mezzanine Equity

	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Total Number of shares	Amount (RMB)
Balance as of January 1, 2021	30,769,231	113,675	21,978,022	89,938	45,315,510	290,172	—	—	—	—	98,062,763	493,785
Issuance of Preferred Shares	—	—	—	—	—	—	37,373,616	513,632	15,650,202	212,734	53,023,818	726,366
Accretions to Preferred Shares redemption value	—	170,330	—	118,387	—	191,409	—	213,229	—	86,611	—	779,966

Balance as of December 31, 2021	30,769,231	284,005	21,978,022	208,325	45,315,510	481,581	37,373,616	726,861	15,650,202	299,345	151,086,581	2,000,117

Accretions to Preferred Shares redemption value	—	146,846	—	104,185	—	203,744	—	—	—	—	—	454,775

Balance as of December 31, 2022	30,769,231	430,851	21,978,022	312,510	45,315,510	685,325	37,373,616	726,861	15,650,202	299,345	151,086,581	2,454,892

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13.	Preferred Shares (Continued)

The key terms of the Preferred Shares are as follows:

Conversion rights

The Series Seed, Angel, B, C1 and C2 preferred shares are convertible, at the option of the holders, at any time after the original issue date of the relevant series of preferred shares into such number of fully paid and non-assessable ordinary Shares. Each preferred share shall automatically be converted into ordinary shares at the then effective conversion price upon the closing of a Qualified Initial Public Offering (“QIPO”), which means the Company has been registered under the applicable securities laws with a pre-offering valuation of at least US$1,500.0 million and gross proceeds to the Company in excess of US$150.0 million.

The conversion ratio for each preferred share shall be determined by dividing the issue price by the then conversion price, in effect at the time of the conversion. The conversion price shall initially be equal to the respective issue price of the preferred shares, subject to certain adjustment such as share split and share dividend.

Redemption rights

At the option of a holder of the preferred shares any time on or after the earliest of: (i) Company’s failure to consummate a QIPO by the respective Redemption Start Date (refer to the end of the paragraph for details) for each series of preferred shares; (ii) material breach of representations, warranties, covenants or other obligations by the relevant party under the Transaction Documents; (iii) cessation employment of Mr. Fang Rui by the Group Companies or (iv) the occurrence of any material adverse change in the regulatory environment which causes the Control Documents (has the meaning ascribed in each share purchase agreements) and the VIE Structure contemplated under the Control Documents to be invalid under the applicable laws, and no substituted scheme has been presented and approved by the Preferred Majority (means the holders representing more than two thirds of the Preferred Shares then outstanding, voting as a single class) within three months after such invalidation, the Company shall redeem all or any part of the outstanding preferred shares held by the requesting holder as elected by such holder out of funds legally available therefor including capital, at the redemption price. Prior to the issuance of Series C1 in March 2021, the “Redemption Start Date” of the Preferred Shares were September 30, 2025. Upon the issuance of Series C1, the “Redemption Start Date” for all then Preferred Shares were modified to be March 19, 2026, and upon the issuance of Series C2, the “Redemption Start Date” for all then Preferred Shares were further modified to be April 13, 2026.

The redemption price of the respective Preferred Shares shall be equal to the highest of: (i) an amount equal to: preferred shares issue price*(1+8%*N), N = a fraction, the numerator of which is the number of calendar days between the original issue date and the date on which the redemption price with respect to the preferred shares is paid and the denominator of which is 365, plus all declared but unpaid dividends on the Series B preferred shares required to be redeemed up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) one hundred and twenty percent (120%) of the original investment amount, plus all declared but unpaid dividends; or (iii) the fair market value of the preferred shares determined by an independent appraiser selected jointly by the Company, Rui Fang, Shuli Sun, Ying Li, Bo Wang, and the holders of a majority of redeeming Preferred Shares.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13.	Preferred Shares (Continued)

Dividend rights

Each holders of the Preferred Shares shall be entitled to receive noncumulative preferential dividends in an amount equal to eight percent of their respective issue price (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per annum, prior to the distribution of dividends ratably among the holders of Ordinary Shares and Preferred Shares in proportion to the number of outstanding Ordinary Shares held by them (calculated on an as-converted basis).

No dividends or other distributions shall be made or declared, whether in cash, in property, or in any other shares of the Group, unless and until dividends have been paid in full on the Preferred Shares.

Liquidation rights

Upon any liquidation, dissolution or winding up of the Company and/or any Group Company, either voluntary or involuntary, distributions to shareholders of the Company shall be made in the seniority of Series C2, C1, B, Angel, Seed and Ordinary Shares. After setting aside or paying in full of the preference amount (as agreed at end of this paragraph) of each series of Prefered Shares, the remaining assets and funds of the Company available for distribution to members, if any, shall be distributed ratably among all the holders of outstanding ordinary shares and all the holders of outstanding Preferred Shares in proportion to the number of outstanding Ordinary Shares held by them (with outstanding Preferred Shares treated on an as-if-converted basis). The preference amount of each Series of Prefered Shares is the amount equal to the higher of the followings: (i) one hundred and twenty percent of the issue price (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) of relevant Preferred Shares, plus all dividends declared and unpaid with respect thereto per share then held by such holder, (ii) one hundred percent of the issue price (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) and the interests at a simple rate of eight percent of relevant Prefered Shares issue price per annum, plus all dividends declared and unpaid with respect thereto per share then held by such holder.

Voting rights

Each Preferred Share confers the right to receive notice of, attend and vote at any general meeting of members.

Accounting of Preferred Shares

The Group has classified the Preferred Shares in the mezzanine equity of the condensed consolidated balance sheets. In addition, the Group records accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares was recognized at the respective issue price at the date of issuance net of issuance costs.

The Group has determined that there was no beneficial conversion feature attributable to all preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Group’s common shares determined by the Group taking into account independent valuations. The Group has classified all Preferred Shares as mezzanine equities in the consolidated balance sheet as they are contingently redeemable at the options of the holders.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13.	Preferred Shares (Continued)

Accounting of Preferred Shares (Continued)

Upon issuance of Series C2 preferred shares in April 2021, the redemption start dates by which the Company fails to consummate QIPO were changed to align with that of Series C2 preferred shares. Based on the independent valuations, the Group compared the fair value of Series Seed, Series Angel, Series B and Series C1 preferred shares immediately before and after the modifications, and it is determined that the changes of the fair value were lower than 10%. The Company also noted that the modification of pre-existing preferred shares occurred in connection with the issuance of Series C1 and C2 Preferred Shares, such modification may reflect concessions made by existing holders of Preferred Shares to attract the new capital and may represent a transfer of value between difference classes of preferred shareholders. When there is no transfer of value between the preferred and common shareholder classes, recognition of deemed dividend may not be required. The Company concluded no accounting entries should be booked in relation to the modification of pre-existing preferred shares considering the fair value changes arising from the modification and the guidance regarding such modification in connection with a new round of financing being considered a transfer of value (if any) among holders of Preferred Shares.

14.	Employee Benefits

The Company’s subsidiaries, the VIE and subsidiaries of VIE incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries, the VIE and subsidiaries of VIE to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB31.3 million and RMB36.1 million for the years ended December 31, 2021 and 2022, respectively.

15.	Share-based Compensation

(a)	Description of stock option plan

2020 Incentive Plan

In July 2020, the Group permitted the grant of options of the Company to employee or any other individual who provides services to the Group (“the 2020 Incentive Plan”). Option awards are granted with an exercise price determined by the Board of Directors. Those options and restricted shares awards generally vest over a period of four years. Both vested options and restricted shares shall be held by the Chief Executive Officer (“CEO”) of the Company in trust and may be exercised after the completion of IPO.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

15.	Share-based Compensation (Continued)

(b)	Valuation assumptions

The Group uses binomial option pricing model to determine fair value of the share-based awards. The estimated fair value of each option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	2021	2022
Risk-free interest rate	0.9%-1.2%	1.7%-3.3%
Expected volatility	41.1%-41.3%	42.3%-44.4%
Expected dividend yields	—	—
Expected term (years)	10	10
Discount for lack of marketability (“DLOM”)	18.1%-18.4%	19.0%-19.2%

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. The Group estimated the risk-free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and US.

(c)	Stock options activities

The following table presents a summary of the Company’s stock options activities for the years ended December 31, 2021 and 2022.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted Average Grant-date Fair Value	Aggregated Intrinsic Value
		US$		US$	RMB
Outstanding on January 1, 2021	11,863,600	0.06	9.59	0.10	6,730,052
Granted	6,681,000	0.13	—	0.69	—
Exercised	—	—	—	—	—
Forfeited	(954,200)	0.11	—	0.51	—

Outstanding on December 31, 2021	17,590,400	0.08	8.86	0.30	32,377,292

Vested and exercisable at December 31, 2021	7,087,720	0.09	8.71	0.20	—
Granted	3,482,000	0.22	—	1.45	—
Exercised	—	—	—	—	—
Forfeited	(517,500)	0.18	—	0.60	—

Outstanding on December 31, 2022	20,554,900	0.11	8.09	0.49	66,096,465

Vested and exercisable at December 31, 2022	13,238,640	0.10	7.88	0.32	—

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

15.	Share-based Compensation (Continued)

(d)	Restricted Share owned by the Founders

In accordance with the restricted share agreements dated as of March 27, 2020 (the “Restriction Commencement Date”), all ordinary shares ultimately owned by the Company’s founders (the “Restricted Shareholders”) became subject to four-year vesting schedule, which shall vest annually in equal installments over the next four years after the Restriction Commencement Date, provided that the Restricted Shareholders remain a full-time employee of the Group as of the date of such vesting. Any and all of unvested restricted shares shall become vested upon the earlier to (i) occur of liquidation events or deemed liquidation events as defined in the

Amended and Restated Memorandum and Articles of Association of the Company (the “Restated M&A”), and the founders’ employment with the Group is terminated by the Group, or (ii) the closing of the QIPO as defined in the Restated M&A. The Company accounted for this arrangement similar to grant of restricted stock awards subject to service vesting conditions on the Restriction Commencement Date, though these founders’ shares are legally outstanding. Accordingly, compensation cost was measured based on the fair value of the ordinary shares at the Restriction Commencement Date and is recognized over the requisite service period.

The Group determined that the unvested Restricted Shareholders’ shares are participating securities as they have nonforfeitable rights to receive dividends but do not have a contractual obligation to fund or otherwise absorb the Group’s losses. The weighted-average grant date fair value of the restricted shares is USD$0.05 per share.

During the years ended December 31, 2021 and 2022, the Group recorded share-based compensation expense of RMB8.8 million and RMB 9.2 million related to the Restricted Shareholders’ shares. As of December 31, 2021 and 2022, total unrecognized compensation expenses related to unvested awards granted under the restricted share owned by the Founders were RMB19.8 million and and RMB11.4 million, respectively.

(e)	Share-based compensation cost

Share-based compensation was recognized in operating expenses for the years ended December 31, 2021 and 2022 as follows:

	Year ended December 31,
	2021	2022
	RMB	RMB
Operations and support	1	63
Selling and marketing expenses	371	1,245
General and administrative expenses	15,234	23,490
Research and development expenses	2,054	4,247

	17,660	29,045

As of December 31, 2021 and 2022, total unrecognized compensation expenses related to unvested awards granted under the 2020 Incentive Plan were RMB19.6 million and RMB3.7 million respectively, As of December 31, 2021 and 2022, no option was exercised.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

16.	Net (Loss)/income Per Share

Basic net loss per share and diluted net loss per share have been calculated in accordance with ASC 260 on computation of earnings per share forthe years ended December 31, 2021 and 2022 as follows:

	December 31, 2021 RMB	December 31, 2022 RMB
Numerator:
Net (loss)/income	(441,510)	18,752
Less: accretions to preferred shares redemption value	(776,433)	(454,121)
Net loss attributable to common shareholders-Basic and diluted	(1,217,943)	(435,369)

Denominator:
Weighted average number of ordinary shares outstanding, basic	19,109,589	44,109,589
Weighted average number of ordinary shares outstanding, diluted	19,109,589	44,109,589
Basic loss per share	(63.73)	(9.87)
Diluted loss per share	(63.73)	(9.87)

There was no potentially dilutive securities that were not included in the calculation of above dilutive net loss per share in the years presented where their inclusion would be anti-diluted for the year ended December 31, 2021 and 2022 on a weighted average basis.

17.	Commitments and Contingencies

Contingencies

The Company is not currently a party to any pending material litigation or other legal proceeding or claims.

The Company is incorporated in the Cayman Islands and is considered as a foreign entity under PRC laws. The Company conducts its businesses partly through the VIE. VIE holds the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with the VIE and VIE’s shareholders as well as the operations of the VIE are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with amendments from time to time and new PRC laws and regulations.

18.	Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company concluded that the Group’s CODM is Mr. Fang, Chairman of the Board of Directors and CEO.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

18.	Segment Information (Continued)

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on such organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has one operating segment.

Key revenues streams are as below:

	For the year ended December 31,	For the year ended December 31,
	2021	2022
	RMB	RMB
Insurance distribution and services	433,012	982,025
Knowledge sharing services	36,797	138,258
Others	1,163	1,354

Total	470,972	1,121,637

Substantially all revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in China. Therefore, no geographical segments are presented.

19.	Fair Value Measurement

The Group’s financial instruments consist primarily of cash and cash equivalents, time deposits, restricted cash, short-term investments, accounts receivable, deposits and others (included in “Prepayments and other current assets”), accrued expenses and other current liabilities.

Recurring

The following tables set forth, by level within the fair value hierarchy, financial assets measured at fair value as of December 31, 2021 and 2022. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments	—	28,468	—	28,468

Total	—	28,468	—	28,468

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments	—	25,435	—	25,435

Total	—	25,435	—	25,435

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

19.	Fair Value Measurement (Continued)

The Company’s other financial instruments, including cash and cash equivalents, restricted cash, time deposits, accounts receivable, deposits and others (included in “Prepayments and other current assets”), accounts payable and other payables (included in “Accrued expenses and other current liabilities”) are not measured at fair value in the consolidated balance sheets, as their carrying values approximated fair value due to their short-term maturity.

Non-recurring

As of December 31, 2021 and 2022, the group had no financial assets or financial liabilities that are measured at fair value at non-recurring basis. The Group’s non-financial assets, such as intangible assets, property and equipment and other non-current assets, would be measured at fair value on non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

20.	Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIE and subsidiaries of VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIE and subsidiaries of VIE are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to RMB423.77 million as of December 31, 2022. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and subsidiaries of VIE for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIE and subsidiaries of VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

21.	Subsequent Events

On June 1, 2023, the shareholders of the Company entered into Shareholders Resolutions to carry out a series of corporate restructuring activities to separate the knowledge sharing business from the Group. On June 5, 2023, Yuanbao Shuke and Xingze Zhizhi (Beijing) Technology CO., Ltd. (“Xingze Zhizhi”, a newly established domestic company controlled by the Founder) entered into equity transfer agreements to transfer 100% equity interest of Yixue Niuniu (Beijing) Technology Co., Ltd. and Lemon Jieyou (Beijing) Technology Development Co., Ltd. from Yuanbao Shuke to Xingze Zhizhi at a total of consideration of RMB20, which is part of the corporate restructuring activities approved by the shareholders of the Company on June 1, 2023. As a result, the Group no longer operates the knowledge sharing business and only focuses on insurance distribution business.

22.	Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the condensed financial information of the Company is required to be presented. The

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	Parent Company Only Condensed Financial Information (Continued)

condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIE.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general- purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments or guarantees as of December 31, 2021 and 2022.

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	Parent Company Only Condensed Financial Information (Continued)

Balance Sheet

	As of December 31, 2021	As of December 31, 2022
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	253,919	1,747
Time deposits	—	206,849
Prepayments and other current assets, net	68	867

Total current assets	253,987	209,463

Non-current assets:
Investment in subsidiaries and VIE	252,486	365,382

Total non-current assets	252,486	365,382

TOTAL ASSETS	506,473	574,845

LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	300	300
Amount due to other subsidiaries	28	—

Total current liabilities	328	300

TOTAL LIABILITIES	328	300

Series Seed convertible redeemable preferred shares (US$0.0001 par value; 30,769,231 and 30,769,231 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	284,005	430,851
Series Angel convertible redeemable preferred shares (US$0.0001 par value; 21,978,022 and 21,978,022 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	208,325	312,510
Series B convertible redeemable preferred shares (US$0.0001 par value; 45,315,510 and 45,315,510 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	481,581	685,325
Series C-1 convertible redeemable preferred shares (US$0.0001 par value; 37,373,616 and 37,373,616 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	726,861	726,861
Series C-2 convertible redeemable preferred shares (US$0.0001 par value; 15,650,202 and 15,650,202 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	299,345	299,345

TOTAL MEZZANINE EQUITY:	2,000,117	2,454,892

Ordinary shares (US$0.0001 par value, 348,913,419 and 348,913,419 shares authorized, 100,000,000 and 100,000,000 issued and outstanding as of December 31, 2021 and 2022, respectively)	16	32
Additional paid in capital	30,560	61,947
Accumulated deficit	(1,518,757)	(1,954,126)
Accumulated other comprehensive income	(5,791)	11,800

Total shareholders’ deficit	(1,493,972)	(1,880,347)

Total liabilities, mezzanine equity and shareholders’ deficit	506,473	574,845

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	Parent Company Only Condensed Financial Information (Continued)

Statement of Comprehensive Loss

	For the year ended December 31,
	2021	2022
	RMB	RMB
General and administrative expenses	(689)	(325)

Total operating expenses	(689)	(325)

Other income:
Others, net	95	1,984
Equity in (loss)/income of subsidiaries, VIE and subsidiaries of VIE	(440,916)	17,093

Net (loss)/income	(441,510)	18,752

Accretions to preferred shares redemption value	(776,433)	(454,121)

Net loss attributable to the Yuanbao Inc.’s ordinary shareholders	(1,217,943)	(435,369)

Net (loss)/income	(441,510)	18,752

Other comprehensive (loss) /income:
Foreign currency translation adjustments	(15,171)	17,591
Total other comprehensive (loss) /income	(15,171)	17,591

Total comprehensive (loss)/income	(456,681)	36,343

Accretions to preferred shares redemption value	(776,433)	(454,121)
Comprehensive loss attributable to the Yuanbao Inc.’s ordinary shareholders	(1,233,114)	(417,778)

YUANBAO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	Parent Company Only Condensed Financial Information (Continued)

Cash Flows

	For the year ended December 31,
	2021	2022
	RMB	RMB
Net cash (used in)/provided by operating activities	(300)	928

Cash flows from investing activities:
Cash paid for investments in subsidiaries	(523,330)	(67,421)
Purchase of time deposits	—	(431,109)
Cash received from maturity of time deposits	—	224,260

Net cash used in investing activities	(523,330)	(274,270)

Cash flows from financing activities:
Cash received from bridge loans from Series C1 shareholders	96,773	—
Cash repayments of bridge loans to Series C1 shareholders	(96,773)	—
Proceeds from issuance of preferred shares	726,366	—

Net cash provided by financing activities	726,366	—

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(11,856)	21,170

Net increase/(decrease) in cash and cash equivalents and restricted cash	190,880	(252,172)
Cash and cash equivalents and restricted cash at beginning of the year	63,039	253,919

Cash and cash equivalents and restricted cash at end of the year	253,919	1,747

[Page intentionally left blank for graphics]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Series B preferred shares
Deep Mind Holdings Limited	September 30, 2020	755,259	US$0.5 million
Hike Capital L.P.	September 30, 2020	4,531,551	US$3.0 million
Northern Light Venture Capital V, Ltd.	September 30, 2020	9,063,102	US$6.0 million
Qiming Venture Partners VII, L.P.	September 30, 2020	17,960,694	Approximately US$11.9 million
Qiming VII Strategic Investors Fund, L.P.	September 30, 2020	165,510	Approximately US$0.1 million
SIG Global China Fund I, LLLP	September 30, 2020	12,839,394	US$8.5 million

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Series C1 preferred shares
Northern Light Venture Capital V, Ltd.	March 19, 2021	2,803,021	US$6.0 million
Quadrant Ventures Limited	March 19, 2021	7,007,553	US$15.0 million
SIG Global China Fund I, LLLP	March 19, 2021	3,737,362	US$8.0 million
Deep Mind Holdings Limited	March 19, 2021	373,736	US$0.8 million
Geometry Ventures Limited	March 19, 2021	9,343,404	US$20.0 million
HIKE Capital Ill L.P.	March 19, 2021	5,606,042	US$12.0 million
Qiming Venture Partners VII, L.P.	March 19, 2021	4,258,721	Approximately US$9.1 million
Qiming VII Strategic Investors Fund, L.P.	March 19, 2021	39,245	Approximately US$84 thousand
SINO-FRENCH (INNOVATION) FUND II	March 19, 2021	4,204,532	US$9.0 million
Series C2 preferred shares
Franchise Fund LP	April 13, 2021	14,015,106	US$30.0 million
SIG Global China Fund I, LLLP	April 13, 2021	1,635,096	US$3.5 million
Options
Certain directors, officers and employees	various dates	options to purchase ordinary shares	Past and future services provided by these individuals to us

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•

For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

•

For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

Yuanbao Inc.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of the Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4*	The Fourth Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated April 13, 2021

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1*	Form of opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1*	2020 Share Option Plan

10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3*	Form of Employment Agreement between the Registrant and its executive officers

10.4*	English translation of the executed form of the Exclusive Business Cooperation Agreement dated March 17, 2020

10.5*	English translation of the executed form of the Exclusive Equity Option Agreement dated March 17, 2020

10.6*	English translation of the executed form of the Equity Pledge Agreement dated March 17, 2020

10.7*	English translation of the executed form of the Exclusive Asset Purchase Agreement dated March 17, 2020

10.8*	English translation of the executed form of the Shareholder Entrustment Agreement dated March 17, 2020

10.9*	English translation of the executed form of the Power of Attorney dated March 17, 2020

10.10*	English translation of the executed form of the Spousal Consent Letter dated March 17, 2020

10.11*	English translation of the executed form of the Undertaking Letter dated March 17, 2020

10.12*	English translation of the executed form of the Loan Agreement dated September 17, 2020

10.13*	English translation of the executed form of the Equity Pledge Agreements dated September 17, 2020

21.1*	Significant Subsidiaries of the Registrant

Exhibit Number	Description of Document

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of Han Kun Law Offices (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Han Kun Law Offices regarding certain PRC law matters

99.4*	Consent of Frost & Sullivan

107*	Filing Fee Table

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                 , China, on                , 2023.

Yuanbao Inc.

By:
Name: Rui Fang
Title: Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of    and    as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on     , 2023.

Signature	Title
Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
Rui Fang

Director
Ying Li

Director
Shuli Sun

Chief Financial Officer (Principal Financial and Accounting Officer)
Huirui Wan

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Yuanbao Inc. has signed this registration statement or amendment thereto in                  on                , 2023.

Authorized U.S. Representative

By:
Name:
Title: